

Customer
360°

ANNUAL REPORT 2022-23

ICICI Bank has adopted a 360° approach to meet evolving needs of its customers by decongesting its processes, re-orienting its technologies and making its HR practices more agile. Named 'Customer 360°', the objective of this multi-dimensional approach is to bring the entire Bank to the customer and offer solutions to them as well as their ecosystems as per their requirements.

We have products and services to meet banking requirements of an individual customer at every life stage. Likewise, we offer a complete suite of financial products to the entire ecosystem of a corporate or an institution comprising employees, dealers and vendors. We strive to become the primary banking service provider to each of our customers – individuals, institutions or corporates.

We leverage our network of business centres, digital channels, partnerships and presence across various ecosystems to expand our customer base. Our ecosystem branches house multi-functional teams required to nurture relationships and bring the entire bouquet of services of the Bank to the corporates and their ecosystems.

The foundation of the Bank's customer-centric and service-oriented approach has been to develop a granular profiling of markets through analytics, market intelligence and creating an efficient distribution and resource allocation to identify opportunities across the country.

The three main pillars of 'Customer 360°' are Process Decongestion, *Bank to Bank^Tech* and HR Measures.



FAIR TO CUSTOMER, FAIR TO BANK

Process Decongestion

Improving operational efficiencies through digitised processes and removing redundancies has helped the Bank to reduce its response time for customers. We continue to focus on reimagining processes to deliver customer delight and enhance advocacy. We are leveraging the power of subtraction in our service delivery framework through simplification, decongestion, abolition of non-value adding processes, and digitisation of customer journeys and processes. 'Less is more' is our mantra.

Through initiatives such as iLens (end-to-end loan journey platform), onboarding of digital current account using Video KYC, single enterprise level CRM platform and Virtual Relationship Manager (VRM) platform among others, we have improved the servicing experience for customers. New-age technologies and platforms such as TradeIntelli, Neo Remittance System, next-gen phone banking experience and digitisation of card life cycle are empowering the Bank to serve customers with simplicity.

We have taken several initiatives like digitisation of the entire underwriting process with instant loan approvals to provide better convenience and smooth experience to our customers. Our growth in the deposit franchise is supported by our continued efforts to strengthen digital platforms and to simplify various processes to provide a seamless banking experience to customers.

The Bank has empowered frontline teams to identify and leverage local opportunities. We have also reduced the layers of management. The objective of the combined approach is to make the operating teams more flexible and agile in order to offer improved services to customers while operating within the guardrails of compliance and risk.

Bank to Bank^Tech

As the Bank is transforming itself from *Bank* to *Bank^Tech*, technology is assuming an integral role in its business strategy. Our digital platforms – iMobile Pay, iLens, InstaBIZ and Trade Online – provide end-to-end seamless digital journeys, personalised solutions and value-added services to customers and enable more data-driven cross-sell and

up-sell. iMobile Pay and InstaBIZ also have open architecture, enabling customers of other banks to onboard seamlessly. We continue to enhance our cybersecurity and invest in technology to improve our offerings to customers.

We have enabled efficiency across business and operational functions by adopting intelligent automation platforms including robotic processes. They have reduced our turnaround time, and increased our capacity for handling transaction volumes and customer requirements.

HR Measures

We have taken steps to organise and structure teams in a way to facilitate Customer 360°. We invest in our employees to prepare them to take up challenging assignments and responsibilities early in their career, and not restrict themselves to specific areas. This helps them to learn and develop expertise in different domains through job rotations and moving across roles. The Bank continues to invest in capability building through in-house functional academies, industry academia initiatives as well as specialised programmes.

We have created cross-functional teams to tap into key customer and market segments across ecosystems, enabling 360° coverage of customers. We enable 'Customer 360°' by working as one team across various departments of the Bank by bringing together the strength and expertise of our employees.

We have placed strong emphasis on ethics and integrity as core values. We live the trust – the most important currency – by giving the best solutions to our customers. We expect all our employees to act in accordance with the highest professional and ethical standards.

Contents

 To view this report online, please visit Investor Relations section on the ICICI Bank website at www.icicibank.com

BANK AT A GLANCE

₹**318.96** billion
Profit After Tax*

₹**424.73** billion
**Profit Before Tax
Excluding Treasury Gains***

₹**621.29** billion
Net Interest Income*

4.48%
Net Interest Margin*

₹**15,842.07** billion
Standalone Total Assets

₹**11,808.41** billion
Total Deposits

₹**10,196.38** billion
Total Advances

18.34%
Total Capital Adequacy Ratio

* During fiscal 2023; others at March 31, 2023


More than 28 million users on iMobile Pay

iMobile Pay, ICICI Bank's mobile banking application, has more than 28 million users. The total value of transactions done through this app stood at close to ₹9,000 billion in fiscal 2023.


Trade Online transactions grew by 47%

The value of transactions on the Trade Online platform of the Bank grew by 47% in fiscal 2023.


Over 1.5 million users on InstaBIZ

ICICI Bank has over 1.5 million active users on its business banking app, InstaBIZ. Around 225,000 non-ICICI Bank account holders registered on this app. Value of financial transactions on InstaBIZ grew by 22% in fiscal 2023.


Presence across the country

ICICI Bank has a nationwide network of 5,900 business centres (branches), 16,650 ATMs and Cash Recycler Machines, and 1,102 Insta Banking Kiosks, at March 31, 2023.


Credit card spends grew by 60%

Retail credit card spends grew by 60% in fiscal 2023 compared to the previous year.


Over 51% business centres in rural and semi-urban areas

More than half of the Bank's business centres, and one-fourth of ATMs and Cash Recycler Machines are based in rural and semi-urban areas.


UPI P2M transactions doubled

Value of UPI Person to Merchant (P2M) transactions grew more than 100% in fiscal 2023 on the back of a 55% growth in volume of these transactions.


IGBC certification

One-third of the Bank's premises spanning over 4.42 million square feet was IGBC# certified as at March 31, 2023.


Close to 29% market share in FASTag

ICICI Bank continues to be one of the leading bank in electronic toll collections through FASTag with a market share of close to 29%. Our electronic toll collections through FASTag increased by 28% in fiscal 2023.


Financial assistance provided to 10 million rural women

The Bank provided credit to 10 million rural women through over 785,000 SHG loans at March 31, 2023.


Supply Chain finance grew by 56%

The outstanding book of supply chain finance business, including structured trade, grew 56% in fiscal 2023.


Supporting over 400 hospitals

ICICI Bank supported over 400 hospitals benefitting 1.5 million people by strengthening healthcare infrastructure and improving health facilities till date.

#The Indian Green Building Council (IGBC), part of the Confederation of Indian Industry (CII), is the country's premier body for green building certification. The ratings are awarded based on assessment of energy efficiency, use of renewable energy, water conservation, waste management, indoor air quality and sustainable sourcing of material.

FINANCIAL HIGHLIGHTS

TOTAL DEPOSITS



- Current Account (₹ in billion)
- Savings Account (₹ in billion)
- Term Deposit (₹ in billion)
- Total (₹ in billion)

TOTAL ADVANCES



- Retail
- Rural Loans
- Business Banking
- Domestic Corporate & SME
- Overseas
- Total (₹ in billion)

NET WORTH



- Net Worth (Equity Share Capital, Reserves and Surplus) (₹ in billion)

CAPITAL ADEQUACY



- Tier I
- Tier II
- Common Equity Tier 1
- Total

FINANCIAL HIGHLIGHTS

NII & NIM



Net Interest Income (NII) (₹ in billion)
- Net Interest Margin (NIM)

PROVISION COVERAGE RATIO & NET NPA RATIO



Provision coverage ratio (specific provisions as a percentage of gross NPAs)
- Net NPA Ratio (based on customer assets)

PROFIT BEFORE TAX EXCLUDING TREASURY GAINS



Profit Before Tax (₹ in billion)

STANDALONE NET PROFIT



Standalone Net Profit (₹ in billion)

MESSAGE FROM THE CHAIRMAN

In fiscal 2023, the Indian economy continued to be resilient despite slowdown in the global economy impacted by commodity prices, lockdown in China, surge in global inflation and resultant monetary tightening by global central banks. India's GDP grew with sustained improvement in underlying economic activity across sectors along with higher credit off-take, buoyant tax collection and continuation of government-led investments. The services sector, including services exports, rebounded and witnessed growth momentum. However, global and domestic inflationary pressures, especially in the wake of the situation in Ukraine, and sharp tightening of monetary policy by central banks globally led to monetary tightening by the Reserve Bank of India with a series of repo rate hikes and withdrawal of excess liquidity. Overall, the Indian financial sector has been stable and resilient, as reflected in the improved performance of banks, lower non-performing assets and adequate capital and liquidity buffers.

During fiscal 2023, the Bank continued to focus on profitable growth in business while maintaining a strong balance sheet and robust liquidity. The Bank delivered a healthy growth in profit along with improvement in asset quality parameters. The Bank strengthened its balance sheet with prudent provisioning, healthy capital and optimal asset-liability management. The growth in business was underpinned by the strategy to increase market share across key segments while focussing on micromarkets and ecosystems. The Bank aimed to grow its franchise by leveraging its strong financial position and well-recognised brand.

The focus on a 360° customer-centric approach with an objective to serve customers in a holistic manner has underpinned the Bank's operations. The principle of 'Fair to Customer, Fair to Bank' has further strengthened the focus on customer-oriented initiatives and on long-term value creation. Fairness, transparency and ethics are core values in our dealings with all our stakeholders and employees are required to exhibit desired behaviours aligned to these ethos. The principle of 'One Bank, One Team, One ROE' has enabled growth in key business segments and increase in the Bank's market share. Our continued belief in these value drivers reflected in the improved return to shareholders during fiscal 2023.



During fiscal 2023, the Bank continued to focus on profitable growth in business while maintaining a strong balance sheet and robust liquidity. The Bank delivered a healthy growth in profit along with improvement in asset quality parameters.

MESSAGE FROM THE CHAIRMAN

Continuing on the journey from *Bank to Bank^Tech*, the Bank is constantly upgrading and strengthening the technology infrastructure with a goal to make it secure, stable and resilient. The Bank has undertaken multiple projects across digital engagement platforms, which will provide a competitive edge across business and operational capabilities. The Bank seeks to be adaptable to digital developments, innovations and evolving cybersecurity issues. The Bank has shown agility in adopting and adapting to new emerging trends and addressing risks and opportunities.

The Bank's commitment towards Environmental, Social and Governance (ESG) was evidenced during fiscal 2023, with several initiatives taken as part of the journey to achieving its sustainability objectives. The focussed approach overseen by the Risk Committee of the Board ensured consistent progress being made across various areas. An important step was taken by developing the Framework for Sustainable Financing, which provides guidance on areas of sustainable and sustainability-linked lending. Creating awareness and capability building among all stakeholders is an ongoing priority for the Bank. The focus on enhancing practices and disclosures on ESG-related aspects has led to improvement in the Bank's ESG ratings.

The Bank strongly believes in creating a positive impact on society, through its business as well as through its corporate social responsibility (CSR) activities. The reach of efforts made through the ICICI Foundation for Inclusive Growth, touching every state and union territory of India, is remarkable. The efforts are in areas critical to the country's development, including healthcare, environment & biodiversity, livelihoods and societal development. The Bank is committed to continuing these initiatives that have so far impacted about 10.9 million lives.

Governance and stability are top priorities for the Board, underpinning the articulated objective of growing within the guardrails of risk and compliance. In this regard, the Board has focussed on ensuring competency and independence to contribute objectively and responsibly towards the Bank's progress. Ensuring quality discussions and information sharing at the Board level, and transparency in the disclosures of the Bank,

has been a priority for the Board. With a commitment to the highest levels of corporate governance, the Board continuously endeavours to strengthen various policies and frameworks, and maintain oversight over risk management, audit and compliances through various Committees. The Board ensures that the assurance functions have adequate independence and stature to establish values and culture that are integral to sustainable banking.

Looking ahead, global economic conditions continue to remain uncertain, with monetary tightening by advanced economies and unevenness in growth prospects in various markets. However, India is well poised to grow sustainably, benefitting from the results of reforms undertaken and the vast potential of its economy. The Bank will continue to focus on participating in profitable opportunities and enhancing its franchise, underlined by risk-calibrated growth and a focus on value creation for all stakeholders.

We would like to thank all our stakeholders and look forward to your continued support.

With best wishes,

Girish Chandra Chaturvedi
Chairman

BOARD OF DIRECTORS

BOARD MEMBERS



Girish Chandra Chaturvedi
Non-Executive (part-time)
Chairman



Hari L. Mundra
Independent Director



S. Madhavan
Independent Director



Neelam Dhawan
Independent Director



Radhakrishnan Nair
Independent Director



B. Sriram
Independent Director



Uday Chitale
Independent Director



Vibha Paul Rishi
Independent Director



Sandeep Bakhshi
Managing Director &
CEO



Rakesh Jha
Executive Director



Sandeep Batra
Executive Director

KEY PERSONNEL

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

BOARD COMMITTEES

Audit Committee
Uday Chitale, *Chairman*
S. Madhavan
Radhakrishnan Nair

Board Governance, Remuneration & Nomination Committee
Neelam Dhawan, *Chairperson*
Girish Chandra Chaturvedi
B. Sriram

Corporate Social Responsibility Committee
Girish Chandra Chaturvedi, *Chairman*
Radhakrishnan Nair
Uday Chitale
Vibha Paul Rishi
Rakesh Jha

Credit Committee
Sandeep Bakhshi, *Chairman*
Hari L. Mundra
B. Sriram
Rakesh Jha

Customer Service Committee
Vibha Paul Rishi, *Chairperson*
Hari L. Mundra
Sandeep Bakhshi
Rakesh Jha

Fraud Monitoring Committee
Radhakrishnan Nair, *Chairman*
S. Madhavan
Neelam Dhawan
Sandeep Bakhshi
Rakesh Jha

Information Technology Strategy Committee
B. Sriram, *Chairman*
Neelam Dhawan
Rakesh Jha
Sandeep Batra

Risk Committee
S. Madhavan, *Chairman*
Girish Chandra Chaturvedi
Vibha Paul Rishi
Sandeep Batra

Stakeholders Relationship Committee
Hari L. Mundra, *Chairman*
Uday Chitale
Sandeep Batra

MESSAGE FROM THE WHOLETIME DIRECTORS



Sandeep Bakhshi
Managing Director & CEO

Our business strategy was led by a 360° customer-centric approach with an aspiration to serve customers seamlessly across ecosystems, customer segments and micromarkets while fostering a strong risk and compliance culture. We have further empowered our employees with enablers for seamless engagement and better delivery of services to customers. The Bank will continue to invest in process decongestion, digital capabilities, technology platforms, distribution and security features to respond to the evolving opportunities and risks.

Our efforts will continue to be founded on the pillars of 'One Bank, One Team, One ROE', 'Fair to Customer, Fair to Bank' and paramountcy of return of capital. We strive to build a culture of collaboration and teamwork wherein each employee upholds the ICICI values to enhance Customer 360° propositions. Our goal is to serve customers with transparency and integrity while creating value for our shareholders.



Rakesh Jha
Executive Director

The Bank continues its strategy of 360° customer-centric approach through innovation and adapting to the ever-evolving customer needs across segments and ecosystems. As our business modes evolve digitally, trust, reliability and security remain the key anchors that underpin our long-term profitable growth strategy. The principle of 'One Bank, One Team' enhances the Customer 360° approach with key focus on execution. The Bank has undertaken various initiatives to scale the franchise in terms of capacity, capability, empowerment and deepening its presence in key micromarkets.

To enhance the corporate relationship including its stakeholders, the Bank focussed on capturing opportunities across entire value chain by deep diving into the customer journeys and providing integrated industry-specific solutions. The Bank offered new STACKS additions of real estate, GIFT City, capital markets and custody, and a one-stop platform for trade transactions. The Bank continued its approach of choosing right counterparty, multi-channel distribution and taking entire Bank to the customer with a transparent and best-in-class banking experience.



Sandeep Batra
Executive Director

The Indian economy continued to show resilience amidst a volatile global environment in fiscal 2023. During the year, we remained focussed on our strategic objective of growing our risk-calibrated core operating profit through the 360° customer-centric approach, which was supported by our process, technology, and HR measures. We continued to operate within our strategic framework and strengthened our franchise, enhanced our delivery and servicing capabilities, and expanded our technology and digital offerings.

We enabled our Customer 360° approach by working as one team across various departments of the Bank, and bringing together the strength and expertise of our employees. In fiscal 2023, we continued to implement suitable initiatives to reduce the carbon footprint of the Bank. Through our philanthropic arm, ICICI Foundation for Inclusive Growth, we aim to create an enduring impact on the society and environment. Our efforts on providing affordable and accessible healthcare, creating rural livelihoods and supporting societal development have made a difference to nearly 10.9 million lives till date.

BUSINESS MODEL

VISION
To be the trusted financial services provider of choice for our customers, thereby creating sustainable value for our stakeholders.

CAPITALS

 **FINANCIAL CAPITAL**

Our ability to maintain a strong balance sheet and enable business continuity, sustained growth, and shareholder returns.

For further details, please refer to the Management Discussion and Analysis section on page 117

 **HUMAN CAPITAL**

Our competent workforce with diverse skill sets and valuable experience.

For further details, please refer to the section on Human Capital on page 52

 **INTELLECTUAL CAPITAL**

Our ability to stay innovative and develop products and services that provide superior experiences to our customers.

For further details, please refer to the section on Our Business Strategy on page 14

 **MANUFACTURED CAPITAL**

Our technology architecture along with the network of branches, ATMs, cash recycler machines and digital channels facilitates seamless delivery of services to customers.

For further details, please refer to the section on Our Business Strategy on page 14

 **SOCIAL AND RELATIONSHIP CAPITAL**

Our commitment towards social empowerment and a financial ecosystem accessible to all.

For further details, please refer to the section on Social and Relationship Capital on page 58

 **NATURAL CAPITAL**

Our focus on minimising the impact on natural resources through our operations and business.

For further details, please refer to the section on Environment and Sustainability on page 66

BUSINESS MODEL

MISSION

To grow our risk-calibrated core operating profit by:
- Delivering products and services that create value for customers
- Bringing together all our capabilities to seamlessly meet customer needs
- Conducting our business within well-defined risk tolerance levels


ORGANISATIONAL VALUE
Innovation
Fair to Customer, Fair to Bank
One Bank, One Team, One ROE
Return of Capital
Integrity
OPERATING WITHIN THE GUARDRAILS OF RISK & COMPLIANCE
Compliance
Credit
Market
Liquidity
Operational
Information Technology
Cyber
Legal
Reputation
STRATEGIC VALUE DRIVERS FOR BUSINESS
Risk and Compliance Culture
Customer-Centricity
Micromarkets
Ecosystems
Cross-functional Collaboration
Partnerships
Leveraging Technology
Process Decongestion
CORE BUSINESS ACTIVITIES
Enable wealth creation and management
Provide savings products
Provide credit to support consumption and economic activity
Enable financial inclusion
Facilitate payments and transactions

BUSINESS MODEL

VALUE DRIVERS


FINANCIAL CAPITAL

- Ensure a resilient balance sheet and strong capital levels
- Maintain robust funding profile
- Continue to strengthen portfolio quality
- Create value for shareholders


HUMAN CAPITAL

- Guided by 'One Bank, One Team, One ROE'
- Enabling cross-functional collaboration
- Job rotation
- Continuous skill training and capability building
- Employee engagement


INTELLECTUAL CAPITAL

- Transforming *Bank to Bank*[Tech]
- Early adoption of emerging technologies enabling innovation
- Partnership with fintechs
- Focus on cybersecurity and data privacy
- Decongesting processes and improving customer experience


MANUFACTURED CAPITAL

- A combination of physical and digital channels enabling seamless service delivery
- Strengthening digital capabilities for cost efficiency, process efficiency and enhancing customer experience
- Core and supporting IT systems that are responsive and scalable


SOCIAL AND RELATIONSHIP CAPITAL

- Engagement with customers, society and other stakeholders
- Participating in development efforts through the ICICI Foundation for Inclusive Growth
- Empowering rural women entrepreneurs
- Financial inclusion


NATURAL CAPITAL

- Supporting environment-friendly projects, subject to appropriate risk-return assessment
- Efficient energy management in the Bank's operations
- Use of renewable energy
- Environment-friendly initiatives

BUSINESS MODEL

OUTPUTS	OUTCOMES

Profit Before Tax Excluding Treasury Gains:

₹**424.73** billion

in fiscal 2023

FINANCIAL CAPITAL
- Profit before tax excluding treasury gains grew by 43.0% and profit after tax by 36.7% on y-o-y basis
- Granular portfolio mix with 73.5% of corporate loans to entities internally rated A- and above
- Net NPA ratio decreased from 0.76% at March 31, 2022 to 0.48% at March 31, 2023
- Common Equity Tier 1 ratio of 17.12% at March 31, 2023
- Consolidated return on equity of 17.3% in fiscal 2023

HUMAN CAPITAL
- Frontline teams reorganised and empowered for enabling 360° customer engagement and leveraging local opportunities
- Women comprised 32% of total employees at March 31, 2023
- Average person learning days of 12.2 days in fiscal 2023
- Diversity, equity and inclusion policy and human rights policy established to promote a culture of no discrimination
- Strong industry-academia engagement to create a steady group of bankers with diverse skills

Profit After Tax:

₹**318.96** billion

in fiscal 2023

INTELLECTUAL CAPITAL
- Value propositions launched for ecosystem of start-ups, capital market participants and students
- STACK for real estate sector launched in fiscal 2023; over 20 industry-specific STACKS developed providing bespoke solutions to customers
- Over four million Amazon Pay credit cards issued till March 31, 2023
- More than 2,000 APIs for retail banking and 180 APIs for corporate banking introduced; over 100 million financial and non-financial transactions per day

MANUFACTURED CAPITAL
- Transformed branches into business centres for enabling Customer 360°
- 482 business centres added during the year
- 13 exclusive business centres for ecosystem banking across Mumbai, National Capital Region (NCR) and Kolkata
- Several initiatives towards enhancing and decongesting the onboarding and servicing experience of customers undertaken during the year

Loans and Advances:

₹**10,196.38** billion

at March 31, 2023

SOCIAL AND RELATIONSHIP CAPITAL
- The 'Orange Book' series introduced in English and Hindi for educating customers about personal finance
- Improvement in Bank's Net Promoter Score continued across products and services
- ₹4.63 billion spent towards corporate social responsibility initiatives; focussed on healthcare, environment and ecology, sustainable livelihood and societal development
- Continuing support to self-help groups and promoting women entrepreneurship

Deposits:

₹**11,808.41** billion

at March 31, 2023

NATURAL CAPITAL
- Outstanding portfolio of ₹556 billion towards sustainable sector, of which 21.4% was green financing to sectors like renewable energy, electric vehicles, green buildings and water management at March 31, 2023
- Framework for Sustainable Financing, Supplier Code of Conduct and Green procurement standards developed to strengthen the focus on environment
- Green certification of Bank's premises increased from 23% of total area in fiscal 2022 to 34% in fiscal 2023

OUR BUSINESS STRATEGY

One of the leading private sector banks in India, ICICI Bank continues to focus on reimagining banking and leveraging digital capabilities, anchored to our commitment to be a trusted financial partner for our customers.

Fiscal 2023 saw the Bank continue to achieve profitable growth in its business, strengthen its franchise and invest in building capabilities for the future. The Bank continued to grow its core operating profit less provisions (i.e. profit before tax excluding treasury gains) led by a 360° customer-centric approach and exploring opportunities across ecosystems and micromarkets, within the guardrails of compliance and risk management. The Bank's core operating profit less provisions grew by 43.0% during fiscal 2023 to ₹424.73 billion. The Bank continued to grow its business with a focus on granularity and increased the domestic loan portfolio by 20.5% year-on-year to ₹9,855.29 billion. The Bank focussed on further enhancing the liability franchise, maintaining a stable and healthy funding profile and a competitive advantage in cost of funds. During fiscal 2023, the Bank continued to maintain a strong balance sheet, with robust liquidity, prudent provisioning and healthy capital adequacy. The Bank's capital adequacy ratios were significantly above regulatory requirements as at March 31, 2023.

Financial parameters of return of capital and containment of provisions within targeted levels are boundary conditions in the pursuit of opportunities and growth. The Bank is also fostering a strong risk and compliance culture to ensure a balance of risks and rewards. Building trust with all stakeholders is critical to the Bank's growth.

The Bank's efforts towards building a sustainable business continued to be anchored by the principles of 'Return of Capital', 'Fair to Customer, Fair to Bank' and 'One Bank, One Team, One ROE'. The Bank lays strong emphasis on serving customers with transparency and offering suitable banking solutions, while maintaining stringency in counterparty selection. As the Bank strengthens its digital capabilities and builds robust technology platforms to support growth at scale, it also focusses on investing in technology resilience and responsible practices.



OUR APPROACH

360° Customer-centric Approach

Focus on Micromarkets

Focus on Ecosystems

Collaboration and External Partnerships

Bank to Bank[Tech] Leveraging Technology and Digital

Process Decongestion and Operational Flexibility

Risk and Compliance Culture

Return of Capital

Fair to Customer, Fair to Bank

One Bank, One Team, One ROE

Maximising Profit Before Tax[1]

[1] *Excluding treasury gains*

OUR BUSINESS STRATEGY


BALANCED APPROACH WITH LONG-TERM COMMITMENT AND VALUE FOCUS
To identify micromarkets which hold high potential & increase market share by serving customers with 360° solutions of high relevance
Micromarket Approach
Digital as Force Multiplier
Ecosystem Coverage
To leverage digital platforms to offer best-in-class experience to our customers and to enable and empower our teams
To tap vibrant ecosystems, engage with all key stakeholders and deliver customised solutions; to be preferred banking partner

Our investments in digital capabilities, enriched with efficient delivery, strong franchise and institutional knowledge have enabled the Bank to gain market share, and create new markets through ecosystems. Attracting new customers and deepening wallet share among existing customers to capture profit pools across segments, sectors and ecosystems is an important focus. Creating end-to-end digital journeys on 'Insta' products along with the open-architecture design of mobile applications and digital partnerships have enabled the Bank to differentiate its franchise and achieve profitable growth.

I. APPROACH TO CUSTOMERS

a. Focus on Customer 360°

Customer-centricity is a key element underpinning our strategy to grow our business. Our approach begins with developing a deep understanding of customer needs, expectations and experiences. This understanding translates into products and solutions that offer a holistic banking experience, and beyond. The approach is to take the entire bank to the customer and offer solutions that meet the current and future needs of the customers and their ecosystems.

Delivering on the Customer 360° approach also requires strengthening and streamlining processes for better outcomes. The Bank is continuously making efforts to redesign processes and leverage tech-based solutions for more meaningful customer engagement. Underscored by strong governance, controls and risk management, the endeavour of the Bank is to deliver products and services to customers in an appropriate manner. As part of our Customer 360° approach, the Bank has strengthened its branches in terms of enabling constructive customer engagement, decision-making and accountability, thereby transforming branches into business centres.

In the last three years, the Bank has made significant strides in developing digital customer journeys and platforms offering comprehensive banking services. ICICI STACK was one such initiative that was launched during the first wave of Covid-19 pandemic, enabling customers to continue availing uninterrupted banking services. This has been enhanced over the years, and using ICICI STACK, the Bank is offering solutions on digital platforms ensuring uninterrupted banking experience for all types of customers. The Bank has been creating intuitive customer journeys and offering personalised solutions to suit their life stage and business needs. Services offered include instant digital account opening, loan solutions, payment solutions, investments and insurance solutions.

OUR BUSINESS STRATEGY

b. Focus on Micromarkets

At the core of ICICI Bank's customer-centric and service-oriented approach lies the in-depth profiling of each micromarket. Key anchors of the micromarket approach are data analytics, focus on aligned distribution, digital-first and relevant delivery model. The research and knowledge through analytics are used in conjunction with other factors for planning, resourcing, channel and product alignment, capability building and marketing and alliances. This helps the frontline teams to understand the markets in which they operate, and plan localised strategies with tailored propositions for customers. Through this approach, the Bank aims to realise the full potential of opportunities across segments and sectors in each micromarket.

Micromarket insights have helped the Bank in identifying optimal locations for opening new business centres and realigning the ATM and distribution network based on customer needs and market opportunity. The layouts, branding elements, staffing and capability building in these business centres are based on various market affinities. This has also helped the Bank to launch focussed marketing campaigns targeted at specific customer segments and establishing alliances with locally relevant partners who add value to our customers.

The Bank has further sharpened its approach to enhance relationship management across markets using Virtual Relationship Management (VRM). VRM is a cloud-based AI-powered platform providing a one-stop ecosystem for robust relationship building with customers and thereby improving the efficiency of relationship managers. The platform helps in relevant and meaningful customer interaction with the help of service and solution-based engagement.

In order to capture the growing markets in non-metro locations, the Bank has merged the retail and rural business groups. The organisational structure has been strengthened with 'State Business Heads' to capture the 360° opportunity in these geographies. Cities with large concentrated market opportunities have been organised under 'City Business Heads' covering the full spectrum of the ecosystem. All functions other than credit have been aligned with the state/city business head to enhance our on-field presence. Micromarket insights have also helped in setting up Credit Business Centres (CBC) closer to important markets for faster processing.

ICICI Bank's network at March 31, 2023

5,900
Business Centres (Branches)

16,650
ATMs and Cash Recycler Machines

1,102
Insta Banking Kiosks

c. Focus on Ecosystems

In order to further strengthen Customer 360° solutions, during fiscal 2023 specific customer ecosystem propositions were launched for start-ups, capital market participants and students.

The Bank launched start-up ecosystem banking to cater to the banking needs of start-ups across their life stages through its domestic and international network, and business centre at Gujarat International Finance Tec-City (GIFT City). The Bank offers comprehensive solutions in the areas of treasury, transaction banking, lending, managing foreign direct investments and regulatory compliances along with personal banking services for employees and founders.

The Bank launched an array of digital solutions for capital market participants and clients of custody services. The solutions enable various participants including brokers, portfolio management service providers, Foreign Portfolio Investors, Foreign Direct Investors and Alternative Investment Funds to seamlessly meet all their banking requirements.

The Bank launched Campus Power, an online platform providing various banking solutions such as loans, bank accounts, foreign exchange remittances and value-added services to the student ecosystem for higher education in India and abroad.

The Bank has created over 20 industry-specific STACKS which provide bespoke solutions to meet specific needs of these industries. The Bank aims to serve the entire value chain of corporates ranging from channel partners,

OUR BUSINESS STRATEGY


APPROACH TO ECOSYSTEM
Multiple Large Ecosystems
Execution Lever
Value Creation
Healthcare
Trade
Merchant
Capital Market
Education
E-Commerce
City
Start-up
Others
Omnichannel Distribution
Customer Journey
Customer
Organisational Levers
Technology and Data
Leveraging Interlinkages in Ecosystem
Lowering Cost of Acquisition
Capturing Customer 360°

dealers, vendors, employees and other stakeholders, thereby taking the full bank to the customer. During fiscal 2023, the Bank launched STACKs for export and real estate sectors. The export STACK, 'Digital solutions for Exporters', is a comprehensive set of banking and value-added services on a single platform. It aims to digitise the entire export life cycle – from discovery of export markets, export finance, foreign exchange services to receipt of export incentives. The digital set of solutions include services like Instant Export Packing Credit (InstaEPC), trade accounts (Exchange Earners' Foreign Currency Account and One Globe Trade Account), paperless exports solutions like e-Docs and e-Softex, foreign exchange solutions, digital letter of credit facility (e-LC), electronic bill of lading (e-BL), value-added services and Trade APIs.

The Real Estate STACK provides 360° banking solutions for builders, non-banking financial companies, buyers and Alternative Investment Fund / Real Estate Investment Trusts. It offers banking solutions such as digital opening of bank accounts and providing account number for Real Estate Regulatory Authority (RERA) registration, construction finance, inventory funding and lease rental discounting to cater to their financial needs, depending on the life cycle stage of a project. In addition, it enables clients to manage their payment obligations to vendors, employees, utility providers and statutory payments efficiently. Further, it helps builders to manage their digital collection, reconciliation, surplus distribution, custodial services, collect rent through lease income and distribute the surplus to the investors.

The Bank's strategy in the merchant ecosystem space involves onboarding merchants through acquiring platforms or by providing them payment gateways and then cross-selling other financial products and services seamlessly. The Merchant STACK offers a bouquet of banking services, digital store management and other value-added services to customers. The number of active merchants grew by 43% year-on-year as at March 31, 2023.

As at March 31, 2023, the Bank had 13 exclusive business centres for ecosystem banking across Mumbai, National Capital Region (NCR) and Kolkata. These ecosystem business centres are full service centres that house multi-functional teams with expertise required to meet the needs of corporate customers and bringing the entire bouquet of services of the Bank to these corporates and their ecosystem.

OUR BUSINESS STRATEGY



START-UP ENGAGEMENTS
Co-creating Innovative Products in Key Focus Areas
Payments
Lending
Customer Experience
Enablers
Risk Management
Drivers for Growth
Create New Business Opportunities
Increase Efficiency
Enhance Customer Experience
Risk Mitigation
Enhance risk-taking ability & experimentation
Build a culture of innovation

d. Collaborations and Partnerships

Collaborating within the organisation and building partnerships across the value chain is a key focus area. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience.

The Bank has key partnerships with Amazon, MakeMyTrip and Emirates to offer co-branded credit cards. Amazon Pay credit cards continued to see healthy traction with over four million credit cards issued till March 31, 2023. The Bank aims to provide 360° solutions to the new-to-bank customers that have been acquired through Amazon Pay credit cards.

The growth in credit card transactions was driven by higher activation rate through digital onboarding of customers, acquiring progressive profile customers, automated and effective portfolio management. The Bank has not only pioneered the usage of FASTag for payments at various national, state highway, toll plazas but also expanded use cases to parking payments at airports, malls, hospitals and tech parks across the country. The Bank has also continued its growth in value of UPI acquiring transactions by growing faster than the ecosystem.

The Reserve Bank of India launched the first pilot for retail digital rupee in December 2022, and ICICI Bank was one of the banks to participate in this pilot.



- The value of credit card transactions in fiscal 2023 was 1.3 times the value in fiscal 2022
- A leader in FASTag with a market share of about 29% in fiscal 2023; collections through FASTag higher by 28% year-on-year in fiscal 2023



OUR BUSINESS STRATEGY

The Bank collaborates with and invests in fintech start-ups and co-develops products aligned with the Bank's digital roadmap. The Bank's Start-up Engagement and Investment team has been at the forefront to leverage innovation in the start-up and technology ecosystem. The engagements with the start-ups are focussed on payments, digital lending, customer experience, risk management and platforms. The Bank is also offering a host of APIs and Software Developer Kits (SDKs) which facilitate third-party apps to offer payment solutions for their retail customers.

With opportunities arising out of digital adoption, government's push and creation of large scale digital public infrastructure, the Bank envisions banking and financial services becoming omnipresent and centrepiece of every transaction. Partnerships with start-ups help enable quicker adoption of new-age technologies at scale such as Artificial Intelligence and Machine Learning, blockchain, computer vision, cloud computing and more. Additionally, new-age tools and solutions help mitigate risks such as cyber threats and social frauds, arising

out of the growing digital ecosystem. In this context, the Bank has adopted a technological approach that enables it to respond to the changing dynamics in an agile and responsive manner.

II. APPROACH TO DIGITAL, TECHNOLOGY AND PROCESSES

a. Digital Platforms and Solutions

The Bank has endeavoured to help customers to transact on digital platforms by launching many user-friendly payment solutions. The Bank continued on its journey to strengthen its position by designing seamless, simple and secure experiences for customers, facilitating higher volumes of transactions and prompting recurrent digital transactions. The open architecture platforms have enabled the Bank to extend banking services to non-ICICI Bank account holders. Digital channels continue to account for over 90% of financial and non-financial transactions.



OUR BUSINESS STRATEGY

iMobile Pay: One App Strategy

The Bank's iMobile Pay open architecture based mobile application provides seamless and end-to-end digital journeys. It is centred on providing a comprehensive and unified banking experience to customers through a single mobile application. This strategy entails integrating various banking services, features and functionalities into one cohesive app, allowing customers to access and manage their accounts, perform transactions, avail of financial products and services and engage with the Bank seamlessly. The coverage of iMobile Pay app has expanded to standalone asset customers, credit card customers and non-ICICI Bank account holders. Video KYC continued to empower retail customers to complete 'Know Your Customer' (KYC) process through video interaction within a few minutes. Video KYC is live for 16 products, including re-KYC.

The features 'Pay to Contact' and 'Scan to Pay' introduced in fiscal 2022 continued to drive payments growth in fiscal 2023. Other features introduced on iMobile Pay include the personal finance management solution, a unique personal finance, expense and budget management tool to engage with customers digitally and help them manage their finances effectively. The app also introduced a 'One view card', a dedicated card in the app, where customers can see all pre-approved loans and card offers in one click. There are over 400+ services on the app, with a unique voice search that makes navigation across these services quick and convenient.


iMOBILE PAY – BUILT FOR ALL, BUILT FOR SCALE
Banking Services
Savings Account
Demat
Loan
Cards
ICICI Bank
iMobile Pay
9 million+
Activations from
Non-ICICI Bank
account holders
Payment Services
Pay to Contact
Scan to Pay
Bill Payment
Recharges
FASTag

- The volume of UPI Person to Merchant (P2M) transactions increased by 55.0% year-on-year in fiscal 2023 and the value of these transactions was 2.1 times the value in fiscal 2022
- The Bank has increased its market share in value of UPI P2M transactions to 19.3% in March 2023

OUR BUSINESS STRATEGY


iLENS – DIGITAL LOAN MANAGEMENT SYSTEMS
Leveraging Digital Collaborations
Access Through Mobile App
Real-Time Loan Status Tracker
Verifications
Decisioning
Onboarding
Disbursal
iLENS
Enhanced Customer Experience
Robust Risk Management Framework
Operational Efficiency

iLens

iLens is an industry-first end-to-end digital lending platform covering all stages, starting from application to disbursement with the objective of providing superior transaction experience and enhanced operational efficiency. It is built on the Bank's philosophy of open architecture. It is a future-ready solution which harnesses digital collaborations from fintech ecosystem. It is a device responsive platform with flexibility to access from mobile/tablet (Android and iOS both) and provide on-the-go retail lending solution with its mobile application.

It offers a wide range of digital solutions like instant sanctions to existing as well as new-to-bank customers, digital disbursements (e-sign and e-stamp) and digital KYC verifications. It is enabled with an in-house robust rule engine facilitating efficient decisioning and standard implementation of various policy, process and regulatory norms.

iLens has an inbuilt customer interface 'TrackMyLoan' through which the customers can track real-time status of their loan application, submit documents, respond to queries and access various communications and documents like sanction letter, fees acknowledgement.

Mortgage is the first retail product which went live on iLens platform and other retail products are in the process of being onboarded. This is expected to further enable the Bank to provide enhanced customer experience and increase its ability to capture the entire Customer 360° ecosystem in a frictionless and digital way, thereby creating value for customer and the Bank.

InstaBIZ: Universal App for Small Businesses

InstaBIZ is a one-stop solution for all banking needs catering to small and medium enterprises (SME), individuals, proprietors and merchants. The Bank has seen an increase in the engagement level of customers on the InstaBIZ app.

In line with evolving trends of shift towards open architecture, the InstaBIZ app is interoperable and is available to both ICICI Bank customers and non-customers for availing the multiple product offerings. Any customer can now open current account instantly through video KYC via seamless paperless journey. The digital process uses the private lender's APIs that auto fills the account opening form, instantly validates PAN/Aadhaar number and allows the opening of account through Video KYC. Non-ICICI Bank customers

OUR BUSINESS STRATEGY

InstaBIZ – BUSINESS BANKING SUPER APP

SME | Exporters | Individual/ Proprietors | Merchant (EazyPay) | New to Bank (NTB)

- Over 1.5 million active users as of March 31, 2023
- About 225,000 registration by non-ICICI Bank account holders

using feature of InstaOD plus can get instant sanction of collateral-free loan up to ₹2.5 million, which can be availed post opening of current account.

Customers can also access the digital platform, Trade Emerge which offers solutions beyond banking for cross-border trade. Through alliance partners, it provides services like business incorporation, regulatory guidelines, partner discovery and logistics and cargo tracking. The 'Manage and Grow your Business' section within InstaBIZ is powered by multiple banking partners for accounting, taxation, analytics and networking. Customers can enjoy the feature of auto-reconciliation with accounting partners, which gives the customer a single click experience for all his business needs without having to manage between different platforms.

Digital Platforms and Solutions for Corporate Customers

ICICI Bank offers digital products and services for large corporates and their ecosystems including platforms for domestic and international trade and industry-specific solutions across the value chain. The Bank has created

more than 20 industry-specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The four main pillars of ICICI STACK for corporates includes digital banking solutions for companies; digital banking services for channel partners, dealers and vendors; digital banking services for employees; and curated services for senior client personnel.

During the year, ICICI Bank launched Instant Export Packing Credit (Insta EPC) an industry-first product aimed at instantly and digitally meeting the export finance requirements of exporters and ensuring no disruptions in supply chain. The process automates the entire scrutiny cycle through integrations with various internal and external applications. This ensures that disbursement happens '@click'. Electronic Bank Guarantee (eBG) is an Application Programming Interface (API) based digital workflow, in partnership with National E-Governance Services Limited, which eliminates physical issuance, stamping, authentication and paper intensive record maintenance of bank guarantees. eBG will revolutionise the way bank guarantees are traditionally being issued and stored. The Bank's Trade Online platform allows

OUR BUSINESS STRATEGY

customers to perform most of their trade finance and foreign exchange transactions digitally. The value of transactions on the Trade Online platform grew by 47% year-on-year in fiscal 2023.

Supply chain financing is a focus area towards deepening the Bank's coverage of the corporate ecosystem. The wide range of supply chain and structured trade products offer a one-stop solution to corporate clients and their supply chain partners, helping in optimising their working capital needs and increasing efficiencies in their ecosystem. These supply chain solutions are offered digitally through various platforms namely OneSCF, FSCM, CorpConnect and DigitalLite, wherein corporates can seamlessly manage their supply chain requirements of payments, collections, data reconciliation and customised dashboards in a paperless environment thereby bringing in efficiencies in the corporates supply chain management.

The Bank has a strong focus on integrating banking with corporate ERP system using API not only for financial transactions but also for non-financial transactions. Few of these are fixed deposit creation, bank reconciliations, holding collections then validating with ERP and confirming before crediting to corporate bank accounts. To give a one-stop solution for all statutory requirements of the customer, the Bank facilitates various online solutions for central and state mandate like direct tax, Goods and Services Tax (GST), custom duty and various other tax payments.

Digital Solutions for Non-Resident Indians

Non-Resident Indians (NRI) banking continues to be a key growth driver for the Bank's international banking business. The Bank launched the NRI Program Banking framework to renew the perspective from a liabilities based approach only to a more comprehensive Customer 360° approach. The framework encompasses various aspects of financial and non-financial needs for the entire family.

The Bank introduced a new bouquet of credit cards for NRI customers to enable them with their international and domestic spends while meeting their aspirations. Smart-Wire (for SWIFT based online transfers) has been made live for customers on Retail Internet Banking and iMobile Pay, enabling the customers to submit the declarations digitally, book the foreign exchange deal and track the remittance status.


Exports
Digital banking solutions for entire exports life cycle
Banking solutions for Start-ups and Funds from GIFT City
GIFT City
Real Estate
Comprehensive set of banking solutions for Builders, NBFC, Buyers, AIF/REITs
CORPORATE STACK
Set of digital banking solutions for end-to-end requirements of IT/ITES companies
Software Services
Capital Markets & Custody
An array of digital solutions for participants of the capital market and clients of custody services
Offering suite of digital banking solutions for pharma companies across value chain
Pharma
20+ STACKs providing bespoke & purpose-based digital solutions to corporate clients in their ecosystem

OUR BUSINESS STRATEGY

The National Payments Corporation of India (NPCI) enabled payment platform, Unified Payments Interface (UPI) has been leveraged to enable cross-border remittances for the India-Singapore corridor, with ICICI Bank being one of the six banks identified by RBI for this pilot project. This enables seamless and instant payment to and from Singapore for transactions up to SGD 1,000 in a day for family maintenance and gift. The Bank continued leveraging iMobile Pay channel for outward remittances by focussing on existing and new-to-product customers with the initiative of sending confirmation to the remitters for credit to beneficiaries making it easy for tracking the update on the outward remittance transactions.

During fiscal 2023, the Bank launched a new platform, Neo Remittance System (NRS) for outward remittances by business centres with advanced functionalities like rate booking and smart repeat transactions for transfers by both, residents (including non-account holders) and non-residents.

b. Transforming into Bank^{Tech}

In fiscal 2023, the Bank continued to progress on its journey from *Bank to Bank*^{Tech} with data serving as the foundation for informed decision-making leading to the creation of comprehensive value propositions and enhanced experience for customers. ICICI Bank is constantly upgrading and strengthening the technology infrastructure with a goal to make it secure, stable and resilient. This encompasses expanding online banking services, leveraging data analytics to extract valuable insights and improve decision-making and embracing emerging technologies like Artificial Intelligence (AI) and Blockchain. The Bank's wide range of digital offerings including the rapidly growing digital transactions, the web of interconnected platforms, applications and databases requires a robust technology architecture, which revolves around the four pillars of scalability, availability, resiliency and security.

The key priorities that dominate the Bank's technology requirements include its technology platforms, embedded banking, cloud adoption and data platforms and analytics.



Direct & Embedded
Omnichannel Experience
Hyper-Personalised
Consistent UX
Engagement Layer
API Gateway
Micro-Services
Workflows
Rules & Logic
Digital Engagement Hub
Payments
Federation Layer
THE BANK TECH ARCHITECTURE
Records Layer
Core System
Enterprise Platforms
Portfolio Management
'Hollow the Core'
Enterprise Data Platform
Master Data Management
Marketing Technology
Data Democratisation
Data and Intelligence
Document Intelligence
Conversational Intelligence
Robotic Process Automation
Generative AI

OUR BUSINESS STRATEGY

The Bank has over 2,000 APIs for retail banking and nearly 200 APIs for corporate banking, with over 100 million financial and non-financial transactions per day.

As a part of the Bank's technology strategy, it is creating an enterprise architecture framework across digital platforms, data and analytics, micro services based architecture, cloud computing, cognitive intelligence and other emerging technologies.

Each facet of the architecture considers basic foundational elements of scalability, modularity, agility, availability and resilience besides being cloud native and digitally native.

Technology advancements in cloud computing, data sciences and generative AI are redefining customer engagement opportunities. Business process optimisation through adoption of intelligent automation platforms including robotic processes have enabled efficiency across business and operational functions. These have brought about faster turnaround time besides enabling increased capacity for handling transaction volumes and customer requirements.

The changing technology landscape along with increased channels of interaction also mean increased focus on information security across various aspects of technology beginning from data centre to the cloud to the entire technology supply chain. While speed and quality continue to remain focus of technology delivery, DevSecOps has enabled integrate information security along the life cycle. The integrated approach to security enables the Bank to respond to changing dynamics in an agile and responsive manner.



Over **2,000**
APIs for Retail Banking

Over **180**
APIs for Corporate Banking

Over **100 million**
Financial and non-financial transactions per day

The Bank has a dedicated data science and analytics team that works across business areas on projects relating to business analytics, decision strategies, forecasting models, machine learning, rule engines and performance monitoring. We maintain a comprehensive enterprise-wide data warehouse and employ statistical and modelling tools for leading-edge analytics.

c.   Building Efficiencies and Flexibility

Improving operational efficiencies through digitised processes and removing redundancies in serving customers has been providing significant opportunities for the Bank to strengthen the response time to customers. In fiscal 2023, the Bank increasingly focussed on delivering customer delight and enhancing advocacy by reimagining processes and customer experiences. The Bank aimed to leverage the power of subtraction in its service delivery framework through deletion of non-value adding processes, simplification, decongestion and digitisation of customer journeys and processes. The onboarding and servicing experience has been enhanced through initiatives such as iLens (end-to-end loan journey platform), digital current account onboarding using video KYC, single enterprise level CRM platform, Virtual Relationship Manager (VRM) platform etc. In addition, new-age technologies and platforms such as TradeIntelli, Neo Remittance System, next-gen phone banking experience and digitisation of card life cycle are being harnessed to enable the Bank to serve customers with simplicity.

 For more details refer to page 30

III. APPROACH TO CULTURE

a.   One Bank, One Team, One ROE

The principle of 'One Bank, One Team, One ROE', emphasises the need to maximise the Bank's share of the target opportunity across all products and services. The Bank has taken steps to organise and structure teams in a way which facilitates the Bank's approach to Customer 360°. The Bank has also invested in aligning the organisation around micromarkets and customer ecosystems by increasing the density of leadership in key markets. The cash component of variable pay (performance bonus) is aligned to the philosophy of 'One Bank One Team' as it is based on overall performance of the Bank and reflects reward for team performance.

OUR BUSINESS STRATEGY

The Bank's focus on Customer 360° banking requires employees to have multi-product knowledge and skills. The Bank has invested in training its employees and enhancing their ability to comprehensively serve customers. The Bank has a capability building architecture spanning across functional training, leadership development, digital and industry-academia programmes to equip employees with the required skillsets. Additionally, job rotation enables employees to seek a wider perspective of banking products and services, and go beyond their defined roles to spot opportunities for 360° customer experiences. The Bank continues to expand business opportunities across all customer segments within the guardrails of the Bank's risk and compliance framework.

> For more details refer to page 52

b. Fair to Customer, Fair to Bank

The principle of 'Fair to Customer, Fair to Bank' emphasises the need to deliver fair value to customers while creating value for shareholders, which would guide the Bank's operations. The Bank seeks to sell products and offer services which meet societal needs and are in the interest of our customers. The Bank also strives to enable its employees to keep delivering a seamless customer experience.

> For more details refer to page 30

c. Risk and Compliance Culture

ICICI Bank recognises the importance of establishing an effective framework and supporting processes so that all employees seek to exhibit values aligned to the risk and compliance culture policy. The aim is to uphold a strong risk and compliance culture throughout the Bank. The Risk and Compliance Culture Policy establishes the guiding principles and the framework for implementation of the same.

> For more details refer to page 34

KEY AREAS OF BUSINESS

Retail

The retail business continued to be a key driver of growth in fiscal 2023, as we pursued a strategy of building a diversified and granular loan portfolio. The Bank's retail portfolio grew by 22.7% year-on-year to ₹5,578.17 billion at March 31, 2023. Retail loans accounted for 53.9% of total loans, and including non-fund based outstanding, the share was 45.7% in the total portfolio. The Bank has undertaken several initiatives to offer a convenient and frictionless experience to customers by digitising the entire underwriting process, with instant loan approvals.

The Bank continued to maintain a robust funding profile with strong growth in the deposit base. Total deposits increased by 10.9% year-on-year to ₹11,808.41 billion at March 31, 2023. Savings account deposits, on a daily average basis, grew by 13.3% year-on-year in fiscal 2023. Current account deposits, on a daily average basis, grew by 13.5% year-on-year in fiscal 2023. Term deposits grew by 17.1% year-on-year to ₹6,395.79 billion at March 31, 2023. The growth in the deposit franchise was supported by ongoing efforts to strengthen the Bank's digital platforms and process simplification to provide a seamless banking experience to customers.

Rural and Inclusive Banking

The Bank's strategy to serve the rural segment of economy is based on the integrated nature of the rural ecosystem. The operational structure and offerings put the Bank in a unique position to leverage opportunities in different ecosystems within the rural markets. The Bank offers a diverse set of products catering to end-to-end needs in the value chain. These products include working capital loans for growing crops and financing of post-harvest activities, term loans including farm equipment loans, financing against warehouse receipts, loans against gold jewellery, along with personal loans, affordable housing finance and auto and two-wheeler loans. The Bank also provides consumption loans for low-income customers. Financial solutions are offered to micro-finance institutions, self-help groups, co-operatives constituted by farmers and corporations and Small and Medium Enterprises engaged in agriculture-linked businesses. The Bank's rural portfolio grew by 13.8% year-on-year to ₹874.31 billion at March 31, 2023.

The Bank has identified four main ecosystems in the rural market, which include farmers, dealers, self-employed persons and micro-entrepreneurs with comprehensive banking solutions offered across these ecosystems.

OUR BUSINESS STRATEGY

The Bank's reach in rural areas comprises a network of business centres, ATMs, field staff and business correspondents providing last-mile access in remote areas. Of the Bank's network of 5,900 business centres, 51% are in rural and semi-urban areas with 651 business centres in villages that were previously unbanked. There were 4,299 ATMs and cash recycler machines at semi-urban and rural centres at March 31, 2023 having a proportion of 25.8% of pan India ATMs and cash recycler machines.

 For information on the Bank's financial inclusion and rural development initiatives refer to page 58

Small and Medium Enterprises and Business Banking

The Small and Medium Enterprises (SMEs) portfolio comprises exposures to companies with a turnover of up to ₹2.50 billion. The Bank's business banking portfolio comprises small business customers with an average loan ticket size of ₹10.0-15.0 million. The business banking portfolio grew by 34.9% to ₹721.12 billion and accounted for 7.0% of the overall portfolio at March 31, 2023. The Small and Medium Enterprises segment grew by 19.2% to ₹482.21 billion and accounted for 4.7% of the overall portfolio.



The growth in the SMEs portfolio is driven by the Bank's approach of catering to 360° need of customers across business life cycle.

The growth in the portfolio was driven by the Bank's approach of catering to 360° needs of customers across business life cycle ranging from onboarding, payment & collection, cross-borders, account reconciliation besides working capital requirements. Envisaging these customer requirements, the Bank devised comprehensive digital solutions & platforms which are also fulfilled through Do-it-Yourself and Do-It-for-Me through our business centres, InstaBIZ mobile apps and the Bank's website and also partner websites. In addition, a dedicated Relationship Manager also provides the customers full 360° solutions.

The Bank's focus in these businesses continues on parameterised and programme-based lending, which is granular and well-collateralised. The Bank has devised an integrated underwriting approach which is scorecard driven. Leveraging digital tools and data analytics, the Bank has built various scorecards namely Unicore and Infinity, which caters across customers, turn ranges and loan ticket size. A combination of qualitative and quantitative assessment tools are utilised to arrive at the final credit decision. Additionally to cater specifically to the micro segment, the Bank has a surrogate programme-based underwriting which considers non-financial documents such as bank statement and Goods and Services Tax (GST) returns for credit assessment.

The Bank maintains a robust risk management framework to manage the SME and business banking portfolio. The Bank has established strong practices to fuel growth by collateralised-lending and reduce concentration risks by focussing on granular lending. Using a combination of qualitative and quantitative assessment tools, the Bank aims to arrive at a score to determine the lending criteria. The Bank constantly monitors and analyses cases to detect stress, thus enabling the Bank to take early action and ensuring a healthy portfolio quality. The Bank has further strengthened its underwriting process by integrating various digital tools like bank statement analyser, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis into one single ecosystem called 'Infinity'.

OUR BUSINESS STRATEGY

Wholesale Banking

The Bank's wholesale banking customers include large private sector business houses and companies, financial institutions and banks, public sector undertakings and Central and State government entities. The Bank also has a strong franchise among Multi-National Corporations (MNCs), real estate companies, IT & ITES and new-age services companies, along with a strong franchise in the financial sponsors space with special focus on private equity funds and their investee companies. Additionally, the Bank also caters to the requirements of the capital market and custody participants through unique digital solutions improving their operational efficiency.

The Bank's approach has been to deepen its partnership and provide support to clients through their entire life cycle. The Bank caters to all needs of the clients across trade, treasury, bonds and commercial papers through its comprehensive and technologically-advanced delivery platforms while also catering to the needs of their supply chain network.

The Bank aims to become a business partner to its clients instead of being merely a capital provider. With the client at the centre, all the teams across the Bank are well-aligned to offer the entire Bank's offerings to wholesale clients and their ecosystems. This has not only made client servicing more effective, but also helped



▌Solutions like CorpConnect and DigitalLite enable corporates to seamlessly manage supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless process.

in deepening the Bank's relations in high-value retail accounts of senior client personnel and employees through a suite of retail products like salary, private and wealth banking, home loans, personal loans, vehicle loans, etc.

Supply chain financing is an integral part of the corporate ecosystem and solutions like CorpConnect and DigitalLite enable corporates to seamlessly manage supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless process. These solutions also automatically assess the eligibility of the client's dealers and vendors for credit through a business rule engine, Goods and Services Tax (GST) returns, intelligent algorithm with automated bureau checks and dedupe checks.

The Bank has extensively leveraged analytics to monitor transactions and portfolio quality. While new credit is extended in a granular manner to well-established and high-rated business groups, data analytics is used for portfolio monitoring and identification of early warning signals in the existing portfolio. This has led to enhancement of the overall quality of the corporate portfolio.

International Business

ICICI Bank's international presence consists of business centres in six overseas locations and representative offices in nine locations outside India. The Bank has Offshore Banking Unit (OBU) in Mumbai and IFSC Banking Unit (IBU) in GIFT City, and wholly-owned subsidiaries in the United Kingdom (UK) and Canada. ICICI Bank UK also has a business centre in Germany.

The Bank's international franchise focusses on four strategic pillars, namely the NRI ecosystem comprising deposits, remittances, investments and asset products; the MNC ecosystem comprising both foreign MNCs investing in India and Indian MNCs for their foreign currency and other India related requirements as well as Global Capability Centres (GCC), which are back-offices of MNCs created to serve the world; trade ecosystem, comprising primarily India-linked trade transactions which are self-liquidating in nature; and funds ecosystem, to capture fund flows into India through the Foreign Portfolio Investment (FPI) and Foreign Direct Investment (FDI) route.

OUR BUSINESS STRATEGY

The Bank continued to progress in its strategic objective of reducing the non-India linked exposures in a planned manner. The non-India linked corporate portfolio reduced by 52.3% year-on-year or by USD 0.34 billion during fiscal 2023.

The Bank's IFSC Banking Unit (IBU) in GIFT City attempts to capture global banking requirements of ICICI Bank India's client base to enhance Customer 360° banking experience. IBU business centre complements our domestic business by providing foreign currency banking solutions across corporate banking, funds, wealth management, global markets business and start-up ecosystem. ICICI Bank is a settlement banker to all three exchanges in GIFT City – NSE IFSC, India INX & IIBX. The Bank has also obtained clearing, custody and depository participant licence. On the Start-up ecosystem front, GIFT City is focussing on onboarding the overseas holding and subsidiaries of Indian start-ups.

Government Banking

Government is transitioning towards efficient financial management and transparency in transactions through digitisation and direct benefit transfer (DBT). ICICI Bank has been providing a range of banking services to government departments and their ecosystem through a network of physical and digital channels.

The Bank offers its government customers integrated and plug-n-play digital solutions, to assist them in effective delivery of services to stakeholders including citizens. The Bank is assisting state-level agencies and last-mile implementing agencies for adoption of Single Nodal Agency (SNA) payment model and DBT payments for management of Government of India scheme funds.

ICICI Bank's digital platforms provide simple online tax payment options to customers. The Bank is assisting the government for collection of central taxes, state taxes, customs duty, GST payments through authorised business centres and digital platforms. The Bank has also integrated its payment services with the e-governance initiative of government like Government e-Marketplace (GeM), e-tendering and e-treasury.

FAIR TO CUSTOMER, FAIR TO BANK

As our customer engagement deepened, the Bank aimed to further enhance digital delivery of products and services, offering comprehensive banking solutions with a sharp focus on efficiency and risks.

In fiscal 2023, the Bank increased its focus on delivering value and enhancing customer delight and advocacy by continuously reimagining processes and customer experience. The power of subtraction was leveraged in our service delivery framework, by streamlining processes and decongesting or digitising customer journeys. New-age technologies and platforms have been harnessed to enable ease of serving customers. The philosophy of 'Fair to Customer, Fair to Bank' underpinned the efforts to drive mutually beneficial customer relationships and build trust in our brand, while creating value across the customer life cycle.

The Bank continues to deepen its engagement with customers to understand their needs and expectations. Based on the insights gathered from proactive product and process walkthroughs, like the Net Promoter Score (NPS), Voice of Customer (VOCs), customer complaints and Root Cause Analysis (RCAs), key customer service initiatives are implemented on an ongoing basis.

Some of the key initiatives towards enhancing and decongesting the onboarding and servicing experience of customers taken during fiscal 2023 included:

- A complete digital journey has been enabled for faster current account onboarding for individuals and proprietors using Video KYC. A similar digital journey is being enabled for authorised signatory and beneficial owner.

- Virtual Relationship Manager (VRM) platform has been implemented to enable Relationship Managers to receive analytics-driven nudges when engaging with customers using a universal access number, thus providing end-to-end servicing support and enhancing the transaction experience of customers.

- Dedicated operations manpower have been co-located at high footfall business centres for transaction processing through the Digi Serve initiative.

- TradeIntelli, an AI-ML-OCR[1] led system, has been implemented to intelligently process trade finance transactions without human intervention. It significantly reduces processing time in trade transactions with higher accuracy and delivers enhanced customer experience.

- Neo Remittance System, the new retail outward remittance platform, has been created to make the process of remitting funds outside India faster, seamless and convenient. The platform harnesses capabilities such as instant SWIFT generation for payment, providing real-time updates to customers, being volume agnostic and requires minimal processing time.

- Implementation of iCRM, a single customer relationship management system at an enterprise level is underway for lead management, onboarding and servicing.

---

[1] AI: Artificial Intelligence, ML: Machine Learning, OCR: Optical Character Recognition



ICICI Bank increased its focus on delivering value and enhancing customer delight and advocacy by continuously reimagining processes and customer experience.

FAIR TO CUSTOMER, FAIR TO BANK

REIMAGINING END-TO-END CUSTOMER LIFE CYCLE

Next-gen Phone Banking Experience

Various initiatives rooted in new-age technologies were implemented for smoothening the customer interactions on the phone banking channel. This included introducing a single toll free number (1800 1080) for servicing different products and customer segments, 24x7 servicing for retail liabilities and credit cards, voice bot processing calls to reduce the IVR wait time by ~60%, and voice biometric-based authentication.

Digitisation of Cards Life Cycle

Enhancing credit card customer experience was another focus area, and an industry-first large-scale implementation of new-age technologies was undertaken like Document Intelligence, Conversational AI, NLP[2], Text Intelligence, Intelligent RPA[3], etc. in areas across onboarding and servicing.

NEW DIGITAL EXPERIENCES

Various services were introduced and improvements made across digital channels to enhance customer experience. Features on iMobile Pay App were enhanced to enable re-KYC through Video KYC process, UPI-related features and enhancements, hyper-personalisation through Discover 2.0, PayLater feature, enhancements in credit card reward points journey, among others. Features on Retail Internet Banking were also enhanced. These included re-KYC through Video KYC process, option to activate 3D secure for NRI customers, etc.

SERVICE ENABLERS FOR EMPLOYEES

Empowering employees for a seamless engagement with customers is an ongoing endeavour at the Bank. During fiscal 2023, V-Serv was launched as an enabler for employees by providing assistance on processes across products and services, and supporting quick resolution of queries. Another initiative was iTrack, introduced in select business centres, to handle uncommon queries that may be received from customers. The objective of this initiative was to assist business centres to handle such queries and provide first-contact-resolution, thereby eliminating repeated visits by customers. GIB Buddy has been designed to respond to queries related to products and solutions and process for government and institutional banking customers.

The emphasis on Customer 360° and the leading digital capabilities have strengthened the Bank's value proposition for customers and created a positive customer experience. Actively listening to our customers by continuously engaging through various channels like surveys, social media, business centre touchpoints and query resolution, are also supplementing the Bank's efforts to improve customer journeys and service response. During fiscal 2023, the Bank saw a sustained improvement in the Net Promoter Score (NPS) across products and services, reflecting customer value creation and advocacy.

CUSTOMER ENGAGEMENT BEYOND BANKING

Recognising customers' need to understand personal finance better, the Bank launched a unique digital initiative 'The Orange Book' in fiscal 2022. This is a monthly e-magazine that educates customers about personal


ICICI Bank
JUNE 2023 | VOL. 25
THE ORANGE BOOK
Leverage your FINANCIAL QUOTIENT
Two years of simplifying personal finance!


ICICI Bank
NOVEMBER 2022 | VOL. 18
THE ORANGE BOOK
Leverage your FINANCIAL QUOTIENT
Starting Small for their Big Future

Orange Book is a monthly e-magazine that educates customers about personal finance in a simple and easy-to-understand manner.

[2] *NLP: Natural Language Processing*

[3] *RPA: Robotic Process Automation*

FAIR TO CUSTOMER, FAIR TO BANK

finance in a simple, easy-to-understand manner using contextual examples and infographics and helps them to take better financial decisions. The Orange Book covers an array of financial topics from investment planning, safe banking to tax savings, financial preparedness and much more. To improve the accessibility of the Book, the Bank has launched the book in English and Hindi. This initiative has been well-received by customers.

The Bank believes that a deeper and more meaningful connect with customers is possible particularly if the engagement is in the areas of their interest such as their hobbies or passions. With this belief, the Bank launched a pan-India customer engagement programme called ICICI Bank iShine where customers and their immediate families could showcase their talent across eight categories namely art, body and mind, dancing, food, performing arts, photography, singing and travel. The programme saw an overwhelming response with 1.8 million website visitors and 185,000 programme registrations. While Customer 360° banking, service orientation and humility form the basic tenets for serving our customers, engaging with our customers beyond banking is helping us build a stronger and deeper connect with them.

CUSTOMER SERVICE AND GRIEVANCE REDRESSAL

The Bank has a well-defined framework to monitor key customer service metrics and complaints. The Customer Service Committee of the Board and the Standing Committee on Customer Service meet regularly to deliberate on various facets of customer service and the initiatives undertaken by the Bank for enhancing the same.

The Bank complies with the 'Customer Rights Policy' which enshrines the basic rights of customers. These rights include Right to Fair Treatment; Right to Transparency, Fair and Honest Dealing; Right to Suitability; Right to Privacy; Right to Grievance Redress and Compensation. These policies can be accessed on the Bank's website.

The Bank seeks to treat its customers fairly and provide transparency in product and service offerings. Continuous efforts are made to educate customers to enable them to make informed choices regarding banking products and services. The Bank also seeks to ensure that the products offered are based on an assessment of the customer's financial needs.

The Bank's grievance redressal mechanism is well-defined and comprehensive, with clear turnaround times for providing resolution to customers. The Bank provides multiple channels to customers to complain including the business centres, call centre and digital channels. All complaints received by the Bank are recorded in a Customer Relationship Management (CRM) system and tracked for end-to-end resolution. The Bank has an escalation matrix built in the CRM system to ensure that customer requirements are appropriately addressed within stipulated timelines. The Bank also conducts detailed Root Cause Analysis (RCAs) of the issues highlighted in customer feedback, complaints, etc. and insights from the same are implemented to improve the products and processes and enhance the services of the Bank.

Further, as recommended by the Reserve Bank of India, the Bank has appointed senior retired bankers as Internal Ombudsmen of the Bank. The Customer Service Committee of the Board, the Standing Committee on Customer Service and the business centre level Customer Service Committees monitor customer service at different levels.

During fiscal 2023, the number of complaints received from customers declined.

For details refer to page 236 on customer complaints

DATA PROTECTION AND PRIVACY

ICICI Bank is committed to protecting the privacy of individuals whose personal data it holds, and processing such personal data in a way that is consistent with applicable laws. It is important for employees and businesses to protect customer data and follow the

FAIR TO CUSTOMER, FAIR TO BANK

applicable privacy laws in India and overseas locations to ensure safety and security of data. We believe that the data privacy framework should be in line with the evolving regulatory changes and digital transformation.

The Bank has a global presence in several jurisdictions including Hong Kong, Singapore, United States, United Kingdom, Canada, China, Dubai International Financial Centre and Bahrain. The Bank is committed to ensuring compliance with applicable laws across these jurisdictions. It has an integrated and centralised strategy for achieving data privacy compliance across all jurisdictions. A set of principles have been defined with respect to handling customer data. There is a mechanism in place, which is accessible to all employees in the Bank, for reporting any form of personal data incident. The Personal Data Incident Handling Forum (PDIHF) comprises the Data Protection Officer (DPO) and senior members from the Information Security Group, Operational Risk Management Group, Fraud Management Group, Human Resources, Compliance and the Legal Team. Any kind of personal data related incidents reported through the service request undergoes detailed investigation and a report is presented to PDIHF on a monthly basis.

As per the Personal Data Protection Standard of the Bank, it ensures that all personal data it processes is kept secure using appropriate technical and organisational measures including necessary policies, processes and controls which includes physical access control, encryption or pseudonymisation, stress testing, risk assessment, data protection impact assessment and providing training to the Bank's employees. The Bank periodically updates the Personal Data Protection Standard to cover the personal data protection regulatory requirements as applicable to the Bank in India and its overseas offices to reflect the changes in data protection laws and regulations. An external review of the privacy maturity assessment was conducted in fiscal 2023, which placed the Bank's data privacy practices to be above industry benchmarks.

Privacy regulations require the personal data of customers to be protected throughout its entire life cycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorising all personal data and sensitive personal data as 'Confidential Information', keeping record of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to personal data of the customers and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations and incident handling procedures.

There are e-learning modules specifically on the concept of personal data and its protection to build awareness among employees. Periodic trainings are provided and various data privacy awareness initiatives are taken up by the Data Privacy team for employees to help them get an overview of data privacy and its importance in day-to-day work. Periodic mailers are also sent to the employees to create awareness about data privacy.

The Bank has established a strong governance framework for data privacy management. The Bank's Data Protection Officer (DPO) oversees all privacy related developments for the Bank as a data processor for international banking business and as a data controller for NRI and remittance businesses. The Bank has designated data protection managers/representatives from each business function and at every overseas location to ensure the proper implementation of the privacy standard.

A Privacy Steering Committee meets every six months, and oversees various privacy related initiatives. Further, the Bank's Code of Business Conduct and Ethics covers guidelines on customer privacy and confidentiality of data.

OUR VALUES

The Bank lays strong emphasis on risk and compliance, and creating awareness among employees on the core values and desired behaviour. Employees are expected to act in accordance with the highest professional and ethical standards.

ICICI Bank is committed to strengthening its culture and encouraging adoption of values and code of conduct among employees and appropriate ways of doing business, where every action is in the interest of customers and the Bank. There is also a continuous endeavour to embed relevant principles and communicate the organisations culture on an ongoing basis. The Bank adopted the Risk and Compliance Culture Policy in fiscal 2022, as we recognise the importance of establishing effective frameworks and supporting processes that encourage employees to exhibit the desired ethos of the Bank.

The Risk and Compliance Culture Policy articulates the guiding principles and aspects for effective implementation of these principles.

The effective implementation of the policy includes a governance framework with roles and responsibilities of the Board, MD & CEO and Executive Directors and the Risk and Compliance Culture Council. Consistent and continuous communication of these principles in interactions with employees is considered an effective mechanism to establish these values that are core to the Bank. In addition, business compliance officers have been appointed within functional teams to strengthen compliance practices. All employees are encouraged to align with the guiding principles while conducting their activities.

The Bank is committed to act professionally and fairly in all its dealings. The ICICI Group Code of Business Conduct and Ethics provides the values, principles and standards that should drive decisions and actions of employees of the Bank. The Code is also the Bank's commitment to its stakeholders for adhering to the highest ethical standards and dealing with integrity. All new employees are required to complete mandatory training/ e-learning modules pertaining to Code of Conduct, Information Security, Anti-Money Laundering and other compliance-related areas that are critical and sensitive.



THE GUIDING PRINCIPLES

Fair to Customer, Fair to Bank

One Bank, One Team

Return of Capital is Paramount

Agile Risk Management

Compliance with Conscience

OUR VALUES

Key Standards of the Group Code of Business Conduct and Ethics 2023

- Conflict of interest
- Privacy/confidentiality
- Anti-bribery and anti-corruption/gifts and entertainment

- Personal investment
- Accuracy of company records and reporting
- Know-your-customer/anti-money laundering
- Workplace responsibilities & social media

As a global bank, the Bank is subjected to Prevention of Corruption Act, 1988 (POCA) in India, Foreign Corrupt Practices Act (FCPA) in the United States of America and similar applicable anti-bribery regulations as amended from time to time in other jurisdictions where the Bank does business and as may be applicable. The Bank has a zero tolerance approach to bribery and corruption. The Bank has a well-defined Anti-Bribery and Anti-Corruption policy articulating the obligations of employees in these matters. The Bank's third-party vendors are also required to adhere to the Bank's Anti-Bribery and Anti-Corruption policy, including providing an annual self-declaration confirming their compliance. Apart from an annual review of the policy, the Bank also undertakes periodic external risk assessment of the policy at least once in three years. The last risk assessment was conducted in fiscal 2021, and no material gaps were identified. The Bank's Vigilance Committee reviews matters pertaining to bribery and corruption.

The Bank has a Board-approved Group Anti-Money Laundering (AML) and Combating Financing of Terrorism (CFT) Policy. The policy specifies a risk-based approach in implementing the AML framework. AML standards of the Bank are primarily based on two pillars, namely, Know-Your-Customer (KYC) and monitoring/reporting of suspicious transactions (MSTR). The policy also specifies monitoring of transactions on pre-defined rules as per the regulatory guidelines and any suspicious transactions found are required to be submitted to the concerned reporting authorities. The Bank through name screening procedure ensures that the identity of the customer does not match with any person with known criminal background or with banned entities. For the purpose of

avoiding proliferation financing/terrorism financing, the Bank shall maintain lists of individuals or entities issued by Reserve Bank of India, United Nations Security Council, other regulatory and enforcement agencies, legislation, internal lists as the Bank may decide from time to time. Further, while handling cross-border transactions, the Bank carries out screening of names involved in a transaction against sanctions lists and other negative lists, as applicable.

The Bank continuously focusses on effectiveness of financial controls and assesses compliance with all relevant regulatory requirements. All the key policies of the Bank are regularly reviewed and enhanced to ensure relevance, adherence to regulations and adoption of best practices on an ongoing basis. The Board-approved Group Compliance Policy lays down the compliance framework with emphasis on ensuring that products, customer offerings and activities conform to rules and regulations and adheres to the Bank's ethos of 'Fair to Customer, Fair to Bank'.

The Bank undertakes periodic training sessions and sends information mailers, as part of knowledge-enhancement and awareness, to employees. The frequency of messages are high with regard to areas like fraud risk management, data privacy, cybersecurity, compliance policies, conflict of interest, sexual harassment, etc. The Bank is committed to constantly reviewing its governance practices and frameworks, with a focus on staying updated and responsive to the dynamic and evolving landscape, and acting in the best interest of all stakeholders.

RISK GOVERNANCE FRAMEWORK

With a focus on responsible and sustainable growth, the Bank continuously endeavours to maintain effective governance, a strong risk culture and robust enterprise risk management framework.

As a financial intermediary, the Bank is exposed to various risks, primarily credit risk, market risk, liquidity risk, operational risk, technology risk, cyber risk, compliance risk, legal risk and reputation risk. The Bank is committed to managing material risks and participating in opportunities as part of the strategic approach of risk-calibrated growth in core operating profit less provisions.

The Board of Directors of the Bank has oversight of all risks in the Bank with specific Committees of the Board constituted to facilitate focussed oversight. Most Committees are chaired by Independent Directors and there is adequate representation of Independent Directors on each of these Committees. The Board has framed specific mandate for each of these Committees. The proceedings and the decision taken by these Committees are reported to the Board. The policies approved by the Board of Directors or Committees of the Board, from time to time constitute the governing framework within which business activities are undertaken.

The roles of specific committees of the Board constituted to facilitate focussed oversight of various risks are:

Credit Committee
Review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Audit Committee
Provides direction to the audit function and monitors the quality of internal and statutory audit; responsibilities include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

Information Technology Strategy Committee
Approve strategy for IT and policy documents, ensure that the IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical IT systems performance and the review of special IT initiatives.

Risk Committee
Review risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits for industry or country exposures, review the Bank's Enterprise Risk Management Framework, Risk Appetite Framework, Stress Testing Framework, Internal Capital Adequacy Assessment Process and Framework for Capital Allocation; review the status of Basel implementation, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also reviews the cybersecurity risk assessment.

The Bank also has a Financial Crime Prevention Group (FCPG) to oversee/handle fraud prevention, detection, investigation, monitoring, reporting and creating awareness about fraud risk management.

The Bank has put in place an Enterprise Risk Management (ERM) and Risk Appetite Framework (RAF) that articulates the risk appetite and drills down the

RISK GOVERNANCE FRAMEWORK

same into a limit framework for various risk categories under which various business lines operate. In addition to the ERM and RAF, portfolio reviews are carried out and presented to the Credit and Risk Committees as per the approved calendar of reviews. As part of the reviews, the prevalent trends across various economic indicators and their impact on the Bank's portfolio are presented to the Risk Committee. Industry analysis are also carried out and outcomes are presented to the Credit Committee for review and guidance.

The Internal Capital Adequacy Assessment Process (ICAAP) encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital. The capital management framework is complemented by the risk management framework, which covers the policies, processes, methodologies and frameworks established for the management of material risks. Stress testing, which is a key aspect of the ICAAP and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position.

Several groups and sub-groups have been constituted to facilitate independent evaluation, monitoring and reporting of risks. These groups function independently of the business groups.

The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Security Group. The Group is headed by the Chief Risk Officer who reports to the Risk Committee of the Board of Directors.

The Compliance Group, headed by the Group Chief Compliance Officer, oversees regulatory compliance of the Bank, both at the policy and procedures level and at the level of implementation by the respective groups. The Group has unrestricted access to information within the Bank to assess compliance with the regulatory guidelines.

The Reputation Management Forum, comprising executive director and leadership members, oversees reputation risk assessment at the Bank. The Forum has adopted a framework for conducting periodic reviews and ensuring adequate processes and systems to identify, assess and manage reputation related risks. This includes evaluating key risk indicators and events like complaints, frauds, media news flow, legal matters, and others that could potentially pose a reputation risk. There are also response mechanisms in place for managing reputation related issues. The risk and control assessment is presented to the Board Risk Committee on a quarterly basis.

The Internal Audit Group, being the third line of defence, provides independent assurance that the aforesaid independent groups monitoring the risks in the Bank, are operating in line with policies, regulations and internal standards defined for management of the various risks in the Bank.

The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management, Compliance and Internal Audit Groups have administrative reporting to the Executive Director responsible for Corporate Centre.

INDEPENDENT GROUPS FOR MONITORING RISKS

Risk Management Group

Compliance Group

Internal Audit Group

Financial Crime Prevention and Reputation Risk Management Group

RISK GOVERNANCE FRAMEWORK

With increasing digitisation, ensuring effective management and governance of data has become a critical business enabler. To further strengthen data quality, data standardisation and governance around data, a Chief Data Officer (CDO) was appointed in fiscal 2023. The role of the CDO includes creating the governance and processes around data generation and processing and compliance with regulations across all aspects of its operations. The CDO is also responsible for implementation of the Bank's Data Governance Policy.

CYBERSECURITY GOVERNANCE

Cyber risks form an integral part of the Bank's enterprise risk management framework. The Bank is committed to work towards aligning itself with the changing threat landscape and has a dedicated team for cyber/information risk management. There is robust oversight by the Board, and takes regular updates from the Information Security Group (ISG) of the Bank. A monthly risk-based detailed CISO dashboard capturing the various Key Performance Indicators (KPIs) and Key Risk Indicators (KRIs) associated with SOC operations and offences summary for the month is prepared which is reviewed by the CISO and the CRO.

The Bank has an information and cybersecurity governance framework consisting of leadership, organisational structures and processes that help us in mitigation of growing cybersecurity threats. Our cybersecurity governance encompasses management oversight at various levels with the ultimate responsibility assumed by the Board of Directors.

The Executive Committees have diverse cross-functional members and well-defined terms of reference. Proceedings of these Committees are reported to the IT Strategy Committee. Additionally, the Bank has multiple KRIs/dashboard to review system stability, continuity and availability and network uptime. The Bank also has a well-defined Information Security Policy, Cyber Security Policy and Information Security Standards and Procedures. These policies have been designed by drawing from several standards and regulations including the RBI Cyber Security Framework, NCIIPC Guidelines for Protection, FFIEC Cybersecurity Assessment Tool, the SEBI Cyber Security and Resilience Framework for Stock Brokers/Depository participants, IRDA Guidelines on Information and Cyber Security for insurers, Unusual Cyber Security Incidents framework. The Bank has also incorporated industry best practices such as the National



GOVERNANCE STRUCTURE FOR INFORMATION TECHNOLOGY

Board of Directors

Risk Committee

IT Strategy Committee

Audit Committee

Board Sub-Committees

Executive Committees

Information Technology (IT) Steering Committee

Information & Cybersecurity Committee

Business Continuity Management (BCM) Steering Committee

RISK GOVERNANCE FRAMEWORK



CONTROLS FOR IT INFRASTRUCTURE

Preventive Control

- Application Security Life Cycle (ASLC), Vulnerability Assessment and Penetration Testing (VAPT), Antivirus, Vendor Risk
- Assessment, Firewall, Intrusion Detection System (IDS)
- Access Management
- Distributed Denial of Service (DDoS) mitigation

Detective Control

- Security Operation Centre (SOC) Monitoring
- Web Application Firewall
- Network Operation Centre (NOC) Monitoring
- RED teaming exercises

Responsive Control

- Incident Response Plan
- Cyber Crisis Management Plan (CCMP)
- Forensic Agreements with partners

Institute of Standards and Technology (NIST) and the regulatory requirements of some other jurisdictions in which the Bank operates. Further, periodic internal and external audits are undertaken and inputs from these assessments are incorporated. The Bank's Data Centre is ISO 27001[1] certified.

The Bank has a Disaster Recovery plan to ensure continuity of critical services to customers and availability of identified critical systems during significant disruptions. In the event of a disaster, the Bank endeavours to resume business and operations to an acceptable level as per the Recovery Time Objectives (RTOs) for the application. The efficacy of the DR plan is established through periodic DR drills.

PARTICIPATION IN EXTERNAL CYBERATTACK SIMULATIONS

The Bank conducts and participates in several cybersecurity attack simulation drills such as spear phishing drills on employees, Distributed Denial of Service (DDoS) attack drills for Internet Service Providers (ISPs), social engineering-based attacks on data centre staff to gain physical access etc. Business continuity and recovery drills are conducted to assess the Bank's ability and readiness to combat disasters, to ensure continuity of critical business processes at an acceptable level and limit the impact of the disaster on people, processes and infrastructure. The Bank periodically conducts cyber maturity assessments through a third-party, which is a comprehensive risk assessment of the cybersecurity posture of the Bank. The last such assessment and benchmarking with global banks was undertaken in fiscal 2022, and the Bank's cyber posture was at par with global banks.

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[1] *ISO 27001 is an international standard for information security* management.

RISK GOVERNANCE FRAMEWORK

The Bank believes in providing services to its customers in the safest and in a secure manner keeping in mind that protection of data of its customers is as important as providing quality banking services across the spectrum. The Bank also undertakes campaigns to create awareness among customers on security aspects while banking through digital channels.

There were no material incidents of security breaches or data loss during fiscal 2023.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

The Risk Committee and the Board reviewed material ESG matters during fiscal 2023, and were provided updates on progress made on various ESG-related initiatives at the Bank. The Board-approved ESG Policy was reviewed and updated largely to reflect the progress on ESG made by the Bank during fiscal 2023 and the requirements under the SEBI-mandated Business Responsibility and Sustainability Report (BRSR).

ESG RATINGS

The improvement in the Bank's ESG ratings by external agencies is evidence of the progress being made across various areas. The ESG rating by MSCI improved from BBB to A and the ESG score by Sustainalytics improved from High Risk to Medium Risk category. During fiscal 2023, the Bank responded to the climate change questionnaire by CDP Worldwide for the first time. The Bank received a rating of C, which was same as the Asian regional average.



ESG GOVERNANCE

Governance Structure

Board of Directors

Risk Committee

ESG Steering Committee

Dedicated Team within CFO's Office
tracks ESG and CSR initiatives

Overarching Environmental, Social and Governance Policy

- Broad focus areas
  - Responsible financing
  - Environmental sensitivity in the Bank's operations
  - Customers
  - Employees society
  - Corporate governance
  - Cybersecurity and data privacy governance framework
  - Stakeholder engagement and accountability
- Policy available on the Bank's website

RISK GOVERNANCE FRAMEWORK


ESG-Related Developments During Fiscal 2023

The Bank's efforts in ESG were further strengthened during the year with setting up of a dedicated team to lead the Bank's ESG-related actions and initiatives. The management-level ESG Steering Committee provides regular oversight and guidance to the ESG team. Key actions and focus areas were:

- Continuous engagement with internal stakeholders to build awareness and create capabilities.

- Facilitate training sessions for Board members and senior personnel.

- Track key developments in India and global markets with objective to develop internal targets for reduction in carbon footprint in the Bank's own operations.

- A framework for Sustainable Financing was developed aimed at providing guidance on Green/Social (Sustainable)/Sustainability-linked lending.

- Strengthen engagement with vendors on ESG and sustainability, develop a Suppliers' Code of Conduct, guidelines for green procurement and alignment of vendors' action plan with that of the Bank.

- Adoption of green power, wherever available and feasible, is enabling the Bank manage its Scope 2 emissions. This is part of the internal two-year roadmap for bringing down the overall Scope 1 and Scope 2 emission intensity.

- Initiate evaluation of Bank's Scope 3 emissions in own operations and take up various pilot projects to assess key data and information requirements for calculating carbon and GHG emissions in accordance with established protocols.

- Improve water and waste management, and initiate monitoring and measurement of these aspects.

The Bank is committed to minimising the environmental impact of its operations and business. The Bank is working towards setting a time-bound target for reduction in emissions/reduction in emissions intensity/ carbon neutrality.


 More details are available in the Bank's ESG Report, and Business Responsibility and Sustainability Report (BRSR) for fiscal 2023 on the Bank's website.

RESPONDING TO RISKS AND OPPORTUNITIES

The Bank recognises the importance of adopting a rigorous approach to understanding and responding to risks and opportunities that enables long-term value creation for all stakeholders.

The Bank has a robust process to identify and monitor risks and respond appropriately. The Bank continuously reviews and enhances the methods for identification and assessment of risks, and sets appropriate metrics and controls, and mitigants for managing significant risks. This is further strengthened by investing in capability building and using Artificial Intelligence (AI)/Machine Learning (ML) techniques to enhance credit underwriting and early warning capabilities.

In fiscal 2023, the Bank continued to monitor the risks it is exposed to, including economic, credit, market, liquidity, cyber, information technology and employee related risks. Apart from these traditional risks, the Bank is also cognisant of emerging new-age risks like climate change. The Bank has initiated steps to embed climate risk assessment and climate risk management as part of the Bank's risk management framework. A dedicated team within the Risk Management Group has been set up to develop a framework to assess the physical and transition risks of companies in the Bank's portfolio, and manage these risks as part of the credit evaluation process. The Bank has also been participating in policy-making by providing inputs and supporting the regulator in assessing impact of climate change risks on specific sectors.

RISKS IMPACTING THE BANK'S BUSINESS

Risk Type	Key Risks	Our Response
Economic Risk	Volatile economic environment driven by rising inflation, global monetary policy stance and geopolitical tensions.	Continuously monitored developments in the global and Indian economy, including country risk and sector-specific risks and responded accordingly.
Credit Risk	Volatile market conditions and rising interest rates posed challenges for customers.	Ensured effective risk management across business segments, strengthened by ongoing reviews for early identification and stress testing; the Bank maintained strong capital and liquidity positions, which were significantly above regulatory requirements.
Market and Liquidity Risk	Challenges posed by tightening monetary policy, withdrawal of liquidity by the central bank and exchange rate movements.	Robust policies, and periodic reviews at the level of Board and sub committees; strategic priority towards asset liability management and strengthening the Bank's liability franchise.

RESPONDING TO RISKS AND OPPORTUNITIES

Risk Type	Key Risks	Our Response
Cyber Risk	Growing threat of cyberattacks combined with increasing digitisation of banking products and services could expose the Bank to security risks. The Bank also leverages partnerships with third parties and these could also be a source for information security risks.	Investing on building resilience and effectively respond to cyberattacks; the Bank has laid significant focus on data privacy and data loss prevention mechanisms. There were no material incidents of security breaches or data loss during fiscal 2023.
Technology Risk	The growing customer dependence on digital transactions and the rising volumes of such transactions requires banks to focus on the availability and scalability of our systems. Misalignment between business and IT strategies is a formidable risk.	The Bank is proactively investing in technology and improving its response to changing technological dynamics. The governance framework and Board-level oversight ensures that information technology strategy is aligned with the business strategy with appropriate policies and control frameworks. The Bank's IT systems were stable and largely uninterrupted during fiscal 2023.
Employee Risk	Retention of employees and ability to attract and motivate talented professionals is critical for the successful implementation of the Bank's strategy and competing effectively.	Provide opportunity for job rotation and enhance career growth and development; employee well-being and upskilling are key priorities.
Compliance Risk	As a systemically important bank in India, compliance with regulations and preparedness to evolving developments is a key priority for the Bank.	The Bank has established well-articulated policies and controls to ensure compliance with laws and regulations. Continuous evaluation and updating the policies to remain relevant and adopt best practices is an ongoing effort. A strong compliance culture driven by the Bank's leadership is enabling timely action.

MATERIALITY ASSESSMENT

In fiscal 2022, the Bank conducted its first materiality assessment exercise to identify key material topics for our stakeholders and business.

Five-step approach for assessing material issues involved:



Stakeholder identification

Process for capturing internal and external perspectives by identifying key internal and external stakeholders by mapping their interests and role for the organisation



Identifying the universe of relevant ESG topics

List of 23 topics identified based on discussions with internal stakeholders, peer review and benchmarking, sector research, media reports and secondary sources



Stakeholder consultation

Developed a survey for capturing responses from diverse stakeholders



Data collection and analytics

Analysed the data and level of priority of every material topic for every stakeholder



Calibration of results

Developed a materiality matrix to prioritise the topics into high, medium and low categories based on the order of preference listed by stakeholders

MATERIALITY ASSESSMENT

KEY MATERIAL ISSUES

1. Compliance with regulations and other laws
2. Digital innovation/transformation
3. Data privacy and cybersecurity
4. Corporate governance and business ethics
5. Transparency and disclosures
6. Improving customer experience and satisfaction
7. Customer fairness and right-selling
8. Financial performance
9. Stability of risk management and risk outcomes
10. Leadership development and succession planning
11. Promoting environment-positive projects (e.g. lending to 'green' sectors)
12. Carbon emissions & resource efficiency in the Bank's own operations
13. Exposure of the Bank to climate-related risks in its loan portfolio

MATERIALITY MATRIX



Importance to External Stakeholders

Importance to Internal Stakeholders

● Environmental ● Social ● Governance

MATERIALITY ASSESSMENT

The Bank recognises the importance of maintaining a strong focus on issues material to its stakeholders. The nature and potential impact of these material issues may vary and change over time. The top 13 areas and the risks and opportunities are as given below:

Compliance with Regulations and Other Laws

Risks

Being a domestic systemically important bank in India, we are exposed to various compliance requirements. The Bank has to ensure robust policies and processes, and there are no deficiencies in meeting evolving requirements on an ongoing basis. Any deficiency could lead to reputation risks and a breach of trust.

Opportunities

There is an opportunity to engage constructively with policy makers and advocate adoption of best practices for building resilience in the financial sector and supporting a growing economy.

How We Are Responding

We strive to be a responsible organisation with continued efforts at embedding a strong risk and compliance culture. The Bank remains vigilant of the evolving regulatory landscape, while ensuring that operations follow standards established by regulatory bodies.

The Bank's control functions ensure that businesses and operations are aligned with best practices.

For more details refer to page 34

Digital Innovation / Transformation

Risks

The increasing volume of digital transactions requires us to ensure availability and scalability of systems. A misalignment between business and IT strategies is a risk. An elongated period of downtime in the Bank's digital channels could lead to operational and reputation risks for the Bank.

Opportunities

Digital innovations provide an opportunity to differentiate our offerings, with seamless and secure customer experiences. This can provide competitive advantage and gain customer confidence.

How We Are Responding

We aspire to create digital innovations with rich features and functionalities for customers. The Bank's digital platforms have transformed to provide seamless digital journeys. The open architecture platforms have enabled us to extend banking services to non-ICICI Bank account holders.

For more details refer to page 19

MATERIALITY ASSESSMENT

Data Privacy and Cybersecurity

Risks

Lack of robust data governance practices could increase the risks of non-compliance, regulatory fines, financial losses and reputation risk. The cybersecurity landscape is also highly dynamic and exposes the Bank to significant challenges to ensure safety and security of customers' money and personal identity.

Opportunities

Strong governance and a robust cybersecurity and data privacy strategy can create confidence in the institution and also differentiate us as a responsible organisation with customer interest paramount.

> For more details refer to page 32 and 38

How We Are Responding

Dealing with cyber risks form an integral part of the Bank's enterprise risk management framework. The Bank is committed to working towards aligning itself with the changing landscape and has a dedicated team for cyber/ information risk management.

Corporate Governance and Business Ethics

Risks

Ensuring strong governance practices and communicating the same across all levels in the Bank is important to build a culture that ensures business outcomes are delivered in the right manner and with responsibility. Banking is a business of trust, and failures caused by ethics, values and behaviours can cause reputation risk and could create significant costs to the Bank.

Opportunities

Embedding the right culture takes time to establish and begins with strong corporate governance and business ethics, which will ensure long-term sustainability of the organisation.

> For more details refer to page 34

How We Are Responding

We have established effective policies and frameworks that encourage employees to act in accordance with the highest professional and ethical standards. Regular communication and training of employees is also undertaken.

MATERIALITY ASSESSMENT

Transparency and Disclosures

Risks

Transparency is integral to good governance. Ensuring transparency in our engagement with customers and providing information of our products and services can enable customers to take sound financial decisions. The Bank recognises the responsibility and importance to be honest in its dealings with stakeholders.

Opportunities

The Bank seeks to engage constructively and responsibly in its area of operations. This is critical to build trust in the Brand, and with direct consequences to our business. The Bank also aims to ensure fair and balanced disclosures of its financial performance, with additional relevant disclosures made as and when required.

How We Are Responding

We recognise the criticality of transparency and disclosures, whether about the products we offer, our engagement with stakeholders or our contribution to society. The Bank aims to maintain robust governance and ethical and transparent relationship with all stakeholders.

Improving Customer Experience and Satisfaction

Risks

Customer demands are evolving and digitisation has created new dimensions in banking services. Continuous value creation and superior banking experiences have become important considerations for customers. Lack of innovation and a customer-first approach could result in obsolete service delivery, meeting limited needs of customers and a loss of trust.

Opportunities

Digitisation and the rapid adoption of smartphones has given banks an opportunity to explore new ways of banking and providing customers with unique offerings and with convenience.

How We Are Responding

Our Customer 360° approach and digital capabilities have strengthened the Bank's value propositions for customers. Actively listening to our customers has helped improve the Bank's offerings to customers, and reflects in the advocacy scores for the Bank.

⊘ For more details refer to page 30

MATERIALITY ASSESSMENT

Customer Fairness and Right-selling

Risks

Failure to serve with customer-appropriate product offering, or value-add for customers or inappropriate conduct can lead to loss of trust and risk the reputation of the Bank.

Opportunities

Banking is a business based on trust, and requires high level of customer-appropriate conduct. Generating business while protecting the interests of customers contributes to attracting depositors and growth in business.

> For more details refer to page 34

How We Are Responding

The Bank's philosophy of 'Fair to Customer, Fair to Bank' emphasises the need to deliver fair value to customers, including selling products and offer services which meet societal needs and are in the interest of customers.

Financial Performance

Risks

The Bank's ability to adapt to any challenges posed by the external environment and swiftly prepare for compliance with evolving regulations is key to deliver consistent financial performance.

Opportunities

The Bank's approach is to identify micromarkets which hold high potential & increase market share by serving customers with 360° solutions as well as engage with all key stakeholders. This provides opportunities to penetrate the deep market in India.

> For more details refer to page 117

How We Are Responding

Our strategic focus is to grow the core operating profit less provisions within the guardrails of risk and compliance. We are investing in areas that are critical for improving productivity and operational efficiency.

Stability of Risk Management and Risk Outcomes

Risks

The Bank is exposed to several risks and the ability to manage various types of traditional and emerging risks is critical for sustainable growth of the Bank.

Opportunities

Dynamic risk management and understanding the opportunities and challenges associated with participating in strategic opportunities is the bedrock for robust growth of business.

> For more details refer to page 42

How We Are Responding

The Bank continuously reviews the operating environment and closely monitors significant risks that could impact business. The Bank's Enterprise Risk Management and Risk Appetite Framework articulates the risk appetite, and drills down the same into a limit framework for various risk categories under which various business lines operate.

MATERIALITY ASSESSMENT

Leadership Development and Succession Planning

Risks

Strong management development and succession planning are important for the successful implementation of our strategy and stability of the organisation.

Opportunities

Leadership development and commitment to attracting, developing and retaining a diverse and inclusive workforce can enable the Bank to deliver strong and consistent results.

How We Are Responding

The Bank has adopted the principle of 'One Bank, One Team', and has accordingly structured its human resource management practices, including key performance indicators, providing operating flexibility and accountability to business centres and a shift from grades to functional designations at senior levels. These are aimed at greater agility and synergy across the organisation and are supporting improved business performance and financial results.

⊚ For more details refer to page 52

Promoting Environment-Positive Projects

Risks

The climate challenge and a fast transition to a low-carbon economy could give rise to new types of risks that may not be fully understood.

Opportunities

Using our financial expertise to provide capital to low-carbon sectors and new business opportunities in this space, based on appropriate risks and return assessment. We are committed to supporting customers as they decarbonise their business.

How We Are Responding

The Bank has been supporting capacity creation in environment-friendly areas, such as renewable energy, use of electric vehicles and development of green buildings, with an appropriate risk-return assessment. There is also a focus on promoting biodiversity and protecting our ecology through the Bank's CSR initiatives.

⊚ For more details refer to page 66

MATERIALITY ASSESSMENT

Carbon Emissions & Resource Efficiency in the Bank's own Operations

Risks

Assessing the environmental impact of the Bank's own operations and facilities will be necessary to develop the Bank's own roadmap towards carbon neutrality/net zero in own operations.

Opportunities

Being in the service industry, the carbon footprint from own operations is not expected to be significant and would be manageable.

For more details refer to page 68

How We Are Responding

The Bank is committed to minimising the environmental impact of its operations and facilities. It is working towards meeting this objective by adopting best practices and certifications for green standards in the Bank's operations.

Exposure of the Bank to Climate-related Risks in its Loan Portfolio

Risks

The Bank's Board has emphasised the need to evaluate the impact of risks posed by climate change.

Opportunities

Significant opportunities are likely to emerge as efforts to meet national commitments towards sustainable growth and transition to become net zero by the year 2070 gains traction. The Bank has been supporting environmentally favourable projects based on an appropriate risk-return assessment.

For more details refer to page 67

How We Are Responding

The Bank has established adequate policies and frameworks for evaluating climate-related risks in the lending book. At the same time, assessment of the portfolio to climate risks has been included as part of stress testing as well as capital planning exercise.

HUMAN CAPITAL

The Bank's human resources and cultural anchors are critical to driving the success of its business.

The Bank's human capital strategy is underpinned by key cultural anchors of Fair Compensation, Learning and Growth, and Care.

The Bank's endeavour is to create a responsive workforce, encouraged by empowering the teams to take cues from the local environment and identify opportunities for risk-calibrated growth. The Bank has taken steps to organise and structure teams in a way which facilitates the Bank's approach to Customer 360°. The Bank has invested in aligning the organisation around micromarkets and customer ecosystems by increasing the density of leadership in key markets. The integration of the Bank's businesses happens closer to the customer. This enables better understanding of customer needs at a micromarket level in addition to enhancing the Bank's agility in responding to business requirements and opportunities. The corporate office operates as a service centre and the purpose of the central team is to serve the employees to facilitate customer engagement and seamless delivery of products and services. The Bank encourages its employees to experiment and innovate to deliver services and create solutions for customers within the guardrails of risk and compliance.

FAIR COMPENSATION

The Bank follows a prudent compensation practice under the guidance of the Board of Directors and the Board Governance Remuneration & Nomination Committee (the BGRNC or the Committee). The Compensation philosophy of the Bank is aligned to reward team performance. The Bank's approach to compensation is intended to drive meritocracy within the framework of prudent risk management. The total compensation is a prudent mix of fixed pay and variable pay, which takes into account a mix of external market pay and internal equity. The fixed pay offered by the Bank, largely reflects pay for the role. The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The cash component of variable pay (performance bonus) is aligned to the philosophy of 'One Bank One Team' as it is based on overall performance of the Bank and reflects reward for team performance. The grant of share-linked instruments to eligible employees, reflects individual potential and criticality of position/employee. The compensation of staff engaged in all assurance functions like Risk, Compliance & Internal Audit depends on the achievement of key results of the respective functions and is independent of the business areas they oversee.

LEARNING AND GROWTH

The Bank's focus on Customer 360° banking requires employees to have multi-product knowledge and skills. The Bank has invested in training its employees and enhancing their ability to comprehensively serve customers. This has enabled teams to be agile in responding to requirements of customers, and work collaboratively to create innovative and personalised products & solutions for customers.



HUMAN CAPITAL

INDUSTRY ACADEMIA INITIATIVES



Ascend Programme
Programme for graduates from top-tier institutes spread out over a year

Post Graduate Programme in Relationship Management
21-day programme designed to develop a cadre of banking professionals adept in sales and relationship management

ICICI Bank Probationary Officers Programme
12-month programme designed to develop a pool of first level managers with banking knowledge and required skillsets

ICICI Business Leadership Programme – PG Certificate in Securities Market
12-month programme designed to develop professionals for securities markets

ICICI Young Leaders Programme (YLP)
12-month career acceleration programme designed for employees

The Bank has a capability building architecture spanning across functional training, leadership development, digital and industry academia programmes to equip employees with the required skillsets.

The Bank has collaborated with academia partners to provide a steady supply of quality, job-ready workforce. One of the key aspects of the industry academia programmes is the skills it builds in the banking, compliance, financial and digital services domains. This aligns new hires to the culture of the Bank and imparts functional knowledge in banking and related subjects. Employees at frontline levels can also enrol in ICICI Bank's Probationary Officer programme and get inducted as Probationary Officers after completing the programme at ICICI Manipal Academy.

The Bank has a Young Leaders Programme (YLP), where employees have the opportunity for higher education (Post Graduate Programme). Those who successfully complete this programme are deployed back into the Bank in managerial roles.

The Bank is an employer of choice at premier management and engineering campuses across the country.

Building a Digitally Capable Workforce

As a part of '*Bank to Bank*[Tech]' journey, the Bank continues to skill employees under the Digital Academy in line with the vision of a scalable, future-ready and data-driven organisation. Employees from across groups undergo skilling in domains such as API & Micro Services, Cloud Computing, Data Engineering, Software Engineering, Artificial Intelligence and Project Management.

To mitigate cybersecurity domain risks, the Bank conducted a dedicated Cybersecurity Programme in partnership with reputed institutes covering areas such as infrastructure security, network security, digital forensics, incident management and network analysis.

To enable employees with diverse skills in data sciences, design thinking and artificial intelligence, various programmes and academies have been created across the Bank. During fiscal 2023, the Bank delivered a total of over 12 million learning hours for its employees; the average learning person-days was around 12.2 days.

HUMAN CAPITAL

In order to periodically review and align learning content and design, the Bank has constituted academic councils, comprising representatives from business, human resources and the Bank's skilling partners. These councils meet on a quarterly basis to review the alignment of the existing content in view of evolving business needs.

Strengthening Risk and Compliance Culture

As custodians of trust, employees are expected to take decisions which are fair to customers and fair to the Bank.

To enable our employees to manage workplace dilemmas, we have conducted workshops to orient frontline leadership on dealing with dilemmas they may face during the course of their roles. The workshop reinforces the need to apply the Bank's framework while dealing with such situations within the guardrails of risk and compliance.

Job Rotation and Moving Across Roles

The Bank believes in investing in its employees to take up challenging assignments and responsibilities early in the career. The Bank's 'customer-oriented' approach known as Customer 360°, encourages employees to take up new roles and not restrict themselves to specific areas. As a part of their career and skill development, the Bank offers opportunities to employees to explore diverse roles and functions. This provides employees the chance to explore and develop learning and expertise in different domains.

Leadership Development

Leadership Development Programmes and Leadership Engagement Sessions are conducted on a regular basis at the Bank.

The 'Ignite' series is an ongoing initiative designed to keep the employees abreast with breakthroughs in the domains of leadership, digital transformation, data science and behavioural economics. The sessions provide an opportunity to teams to engage with domain experts and thought leaders in these areas.

ICICI Bank also partners with thought-leaders across a wide spectrum of fields ranging from academia, management to sports, to engage with and build leadership perspectives.

Succession Planning

The Bank has institutionalised a succession planning and leadership development initiative to identify and groom leaders for next level roles. The Bank has a robust succession planning process which, through the Leadership Cover Index (LCI), closely tracks the depth of leadership bench at the senior management positions. The Bank has a strong bench for key positions and for critical leadership roles.

CARE

Employees are the most important capital for the success of the Bank's strategy and growth of the organisation. The Bank believes in providing an enabling work environment that helps employees to achieve aspirational goals. The Bank is an inclusive and a caring workplace, driven by meritocracy and equal opportunities for all.

Employees at the Bank imbibe Officer Like Qualities (OLQ) at the workplace and in all internal and external engagements. These include respect for Brand ICICI, dignified behaviour in dealing with everyone, managers in position of authority can be demanding but not demeaning, being humble & service-oriented and having an attitude of learning. The Bank has a 24x7 emergency helpline, accessible to all employees of the Bank. This helpline facility has, over the years, provided crucial support to employees and their immediate family members during exigencies. To cater to emergencies, the Bank also has a dedicated Quick Response Team (QRT) to assist employees if they are in any distress. Each QRT is a GPS-enabled vehicle, equipped with a stretcher and other equipment.

To facilitate quick medical attention for employees in medical emergencies, the Bank has tie-ups with more than 100 hospitals in key cities across the country. The Bank also provides comprehensive insurance coverage for

HUMAN CAPITAL



EMPOWERING WOMEN EMPLOYEES

- Travel Accompaniment
- Maternity Leave
- Child Care Leave
- Fertility Leave
- Adoption Leave

all employees, across all grades. Group insurance facility includes both the Personal Accidental Insurance Scheme as well as the Group Life Insurance Scheme. The Bank also facilitates a Parental Insurance Scheme at preferential rates for its employees.

ICICI Bank has also set in place a robust grievance handling mechanism to ensure that it is accessible to all employees. Known as I-Care, this centralised and dedicated team is equipped to handle employee queries and strives to provide a speedy resolution.

The Bank's philosophy of meritocracy and equal opportunity has led to a significant number of key positions being held by women employees over the last two decades. Conscious of life stage needs and safety of women employees, a range of benefits and policies have been curated. In addition to maternity leave, employees have access to child care leave and adoption leave. The Bank has a Travel Accompaniment Policy which allows women with young children to be accompanied by their child and a caregiver during official travel, with the cost borne by the Bank.

The Bank also has a policy designed to provide financial support to employees who have children with special needs. Under this policy, the Bank covers expenses incurred on improving the quality of life of employee's children with special needs through specialised education (at home or through a special-needs school), specialised therapy, specialised equipment and periodic treatment, if required (at hospital or at home).

At the Bank, sexual harassment cases are handled as per the guidelines set under The Sexual Harassment of Women at Workplace (Prevention, Prohibition &

Redressal) Act, 2013. The Bank has created awareness about the Act through mandatory e-learning at the time of induction. The Bank also regularly communicates with employees regarding the mechanism for raising complaints and the need for right conduct by all employees. The policy ensures that all such complaints are handled promptly and effectively with utmost sensitivity and confidentiality, and are resolved within defined timelines. For other workplace issues, the Bank has a structured mechanism to resolve them. The Call@I-Care provides employees with a platform to deal with their queries and concerns.

EMPLOYEE CONNECT AND ENGAGEMENT

ICICI Bank believes in creating a culture of free and open conversations. Forums of engagement have been created where employees can engage with senior leadership of the Bank and seek clarification on policy and strategy.

Leadership Engagement Sessions

The Bank's senior management regularly engages with employees physically and virtually to emphasise the Bank's cultural anchors including ethical conduct, adherence to regulations and compliance. Business centre visits are also an important part of the communication agenda. Employees are also kept updated on the strategy and performance and progress of the Bank through quarterly engagement on financial performance by the Executive Director with the leadership team.

Coffee & Conversation

Through the initiative of 'Coffee and Conversation', supervisors and HR managers engage with their teams and new joiners on a regular basis. They cover different areas like ICICI Bank's culture, importance of respect and dignity in all engagements, and abiding by internal policy commitments on diversity and human rights.

I-Engage

Onboarding sessions are conducted by Business and HR managers to induct all new hires to the Bank's culture and systems.

HUMAN CAPITAL

Diversity, Equity and Inclusion

ICICI Bank is committed to nurturing and promoting a culture of diversity, equity and inclusion. Our inclusive culture, free from any biases, enables employees to work effectively.

To maintain our culture of diversity and equity, the objectives of our DE&I initiatives are:

- Promote a culture of DE&I (Diversity, Equity & Inclusion) across the Bank
- Ensure that ICICI continues to be an employer for diverse groups
- Maintain an environment of inclusion for all its employees
- Maintain a culture of no discrimination

The Bank is also committed to promote and respect human rights. The Bank has put in place policies to provide an enabling and harassment-free work environment that respects and upholds individual dignity.

The Bank's Human Rights Policy is aligned with the United Nations Guiding Principles on Business and Human Rights (UNGP) and International Labour Organisation's Declaration on Fundamental Principles and Rights at Work.

DIGITAL@HR

To deliver superior service at scale, our ethos of care and our strength of technology came together to craft an intuitive and seamless experience for our employees.

Universe on the Move – the employee app

As an integrated workplace technology solution for HR and business transactions, the 'Universe on the Move' (UOTM) mobile application makes life simple for employees every day – helping employees complete HR and business transactions on the go. Most employee services are available easily through the Universe on the Move app at the click of a button. What makes UOTM unique is that it also integrates business transactions – such as facility to provide business approvals or logging customer leads – in a seamless manner.



Geo-fencing sign-in

Communication banners

Birthday feature

Investment declaration

Leave/muster



Features

Business enablers

| Lead creation | Corporate ecosystem vault | iMaintain | ATM feedback |

HUMAN CAPITAL



LEARNING MATRIX – AI-ENABLED LEARNING ON THE GO

 Easier search & recommendation

 Learning calendar

 AI-curated open content

 Social learning

 Feedback surveys

 Leaderboard for learners

Learning Matrix

For any learning-focussed organisation, constant skilling, re-skilling, up-skilling and capability building are key factors to enable employees to serve evolving customer needs. The Learning Matrix is an AI-enabled digital learning platform with a rich online library and with features like leaderboard, social learning and access to curated open content. This AI-powered platform recommends personalised learning programmes and helps curate content based on in-platform feedback. The Learning Matrix offers an intuitive and engaging learning experience to employees on the go.

ICICI Careers

To attract the best talent, the Bank has created a digital careers platform to provide aspirants a seamless experience from the application stage to the onboarding stage. Candidates can easily apply for relevant jobs at the click of a button and be updated with real-time progress of their job application. At any juncture, candidates can reach out for support – through a comprehensive service platform integrating chat, calls and emails offering a seamless journey to aspiring ICICIans.

ICICI Bank Alumni Portal

The ICICI Bank Alumni Portal is a digital platform which provides ex-employees with a smooth relieving experience and access to important documentation after their exit from the Bank.

As employee needs evolve, the Bank is committed to serve employees with passion and care.

SOCIAL AND RELATIONSHIP CAPITAL

An ongoing engagement with our stakeholders is important for the Bank to understand matters relevant to them and create sustainable value for all.

The Bank continuously endeavours to understand the concerns and opinions expressed by stakeholders and respond to them promptly.

The Bank holds regular interactions with customers, investors, employees, regulators and engages with communities and banking associations to remain informed.

CONTRIBUTING TO SOCIETY AND ENVIRONMENT THROUGH CSR



Trainees during a session at ICICI Academy for Skills in Bengaluru.



A farmer in Daska village in Sangrur district, Punjab removing stubble from his field.



A beneficiary of the 'Oilseed Value Chain' at a sunflower farm at Dhanora village in Latur district, Maharashtra.



Solar panel installation in a school at Mawbri village in Ribhoi district, Meghalya.

SOCIAL AND RELATIONSHIP CAPITAL

ENGAGING WITH OUR KEY STAKEHOLDERS

 **Customers**

We are committed to understanding the requirements and expectations of our customers, and continuously engage with them to shape Customer 360° experiences.

How Do We Engage

We engage through multiple channels like their interaction with our frontline employees, structured surveys for seeking feedback, customer meets organised at business centres and channels available for raising queries and grievances.

Subjects considered important by our customers:

- Convenience
- Responsive, skilled and considerate staff
- Availability of relevant products and services
- Quick resolution of queries, requests raised and grievance redressal

Our Response

The Bank has put in place mechanisms to ensure customer needs are appropriately addressed and right-selling of products and services are ensured. Reiterating the principle of 'Fair to Customer, Fair to the Bank' in every communication to employees, the approach is to only offer products that meet requirements of a customer. In the past, the Bank has withdrawn products that could potentially lead to mis-selling and inconvenience the customer. In line with the above principle, the Bank has also moderated prepayment fee for certain products/segments.

The Bank has a dedicated customer service team focussed on improving process efficiency, reducing customer effort and leveraging technology to enhance customer experience and response time. This is accompanied with continuous upskilling and knowledge building of staff. The Bank strongly follows a policy of zero tolerance to unethical conduct by employees.

 **Shareholders/Investors**

We believe that engaging with our shareholders and investors is important to understand market priorities and drive business outcomes that can lead to sustainable value-creation for all stakeholders.

How Do We Engage

There is continuous engagement with our investors and shareholders either through the annual general meeting, periodic conference calls, analyst day event, emails or one-to-one interactions. The Bank also has mechanisms to address queries and grievances of our shareholders and investors.

Subjects considered important by our shareholders/investors:

- Shareholder value creation
- Medium and long-term strategy
- Governance and ethical practices
- Compliance
- Transparency
- Disclosure of non-financial metrics like ESG

Our Response

During fiscal 2023, the Bank significantly improved the return on capital to shareholders. The Investor Relations team provides details on the performance and strategic objectives of the Bank during quarterly result calls and endeavours to enhance disclosures in the investor presentations on an ongoing basis depending on market conditions and investors' feedback. Continuous engagement is ensured including meetings with the senior management. The team also facilitates engagement with investors on topics like Environmental, Social and Governance to provide insights with regards to sustainability in the Bank's own operations and management of climate-related financial risks.

SOCIAL AND RELATIONSHIP CAPITAL

 Society

The Bank is committed to contributing towards socio-economic development and, for the larger benefit of the society, is undertaking corporate social responsibility activities across the length and breadth of the country.

How Do We Engage

The Bank set up its philanthropic arm, ICICI Foundation for Inclusive Growth (ICICI Foundation), in 2008 for addressing critical gaps in socio-economic development, particularly in rural areas in India. Rural development initiatives are also being undertaken directly through the Bank's efforts in promoting financial inclusion and inclusive growth. ICICI Foundation, through its team of about 800 people at the end of fiscal 2023, extensively engages with local authorities and people to understand needs and development gaps.

Subjects considered important by local authorities:

- The key asks have been to address need for health facilities, overcome water shortage and prevent environment degradation

Our Response

During fiscal 2023, the Bank spent ₹4.63 billion towards CSR activities, and complied with the CSR rules under the Companies Act, 2013. Environment and healthcare were important focus areas for the Bank's CSR activities. Extensive work was undertaken in the areas of watershed management, rainwater harvesting, promoting environment conservation and supporting healthcare facilities and access to affordable treatments.

As a large financial institution, the Bank recognises the importance of engaging with its value chain partners on ESG. In fiscal 2023, the Bank developed a supplier code of conduct and also checklists on ESG factors for onboarding of new vendors. The Bank has started engaging with its vendors to sensitise and build awareness regarding ESG, the need for adopting green procurement standards and promote social factors like human rights, diversity, equity and inclusion.

 Regulators

Being a systemically important bank in India, ensuring resilience and stability is important for the Bank.

How Do We Engage

Our engagement with the regulators is ongoing, through periodic meetings and other forms of communications like emails, letters, etc. The Bank also engages constructively in policy forums organised by the regulator and also respond to policy-related discussion papers issued by the regulator.

Subjects considered important by regulator:

- Fair treatment of customers and grievance redressal
- Anti-money laundering and fraud risk
- Operational risk including IT and cybersecurity risk
- Financial stability and resilience
- Data, information and reporting quality

Our Response

The Bank has a dedicated team for communicating with regulators and responding to their specific requirements in a time-bound manner. The Bank has well-defined processes and is leveraging technology to ensure monitoring and compliance to regulatory developments. The Bank has increased focus on building resilience and also participates in initiatives undertaken by the regulator.

SOCIAL AND RELATIONSHIP CAPITAL

 **Employees**

Employees are the most important capital for the success of our strategy and growth of the organisation. We believe in providing an inclusive workplace, driven by meritocracy and equal opportunities to all.

How Do We Engage

Engagement with employees was through various platforms including townhall sessions with Directors, periodic communication meetings and business centre visits by senior leaders, an employee app, Universe on the Move and query raising portal.

Subjects considered important by our employees:

- Risk and compliance culture
- Enabling work culture with opportunities for growth and learning
- Culture of experimentation
- Meritocracy
- Responsive grievance handling process

Our Response

In the last two years, the Bank has significantly reorganised its workforce with new roles aligned to market opportunities. Promoting job rotation and encouraging employees to move across roles is helping the Bank in providing career growth to employees. The Bank believes in giving responsibility to young capable professionals ahead of time and support them in their next career move early on in their career. Learning and skill development is an important value proposition provided to employees. The focus of skill development initiatives is on digital, functional and behavioural learning. The Bank has a fair compensation policy which aligns rewards with prudent risk taking. Care and well-being of employees is a key focus area and the Bank has established policies in this regard. The Bank has a culture where employees can raise issues freely and expect their grievances/concerns will be handled in a sensitive manner.

For more details on the Bank's HR practices, please refer to page 52 and the Business Responsibility and Sustainability Report.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

During fiscal 2023, the Bank spent ₹4.63 billion towards CSR activities. Major focus areas for CSR were healthcare, environment, societal development and supporting sustainable livelihoods. The Bank's philanthropic arm, the ICICI Foundation for Inclusive Growth (ICICI Foundation), has been the primary implementing partner and for undertaking desired socio-economic interventions. Over the years, ICICI Foundation has developed capabilities to understand requirements at the grassroot level and designing activities or projects to create maximum impact. These projects range from addressing issues of resource shortages, value chain development for agricultural products to imparting skilled training in smart agricultural practices and other areas.



Brood lac distribution to the beneficiaries of 'Lac Value Chain' at Burhabahera village in Ranchi district, Jharkhand.

SOCIAL AND RELATIONSHIP CAPITAL

FOUR MAJOR FOCUS AREAS OF ICICI FOUNDATION

 **Affordable and Accessible Healthcare**
Providing ambulances, healthcare equipment and supporting treatment to underprivileged individuals

 **Sustainable Environment and Ecology**
Tree plantation, sustainable forests, watershed management, rainwater harvesting and promoting renewable energy capacity

 **Inclusive Approach for Societal Development**
Promoting education, sports, entrepreneurship, support to armed forces, disaster relief and projects undertaken in aspirational districts

 **Income Growth of Underprivileged**
Skill development in urban and rural areas, value chain development, climate smart agriculture, Rural Self-Employment Training Institutes

Through these activities, ICICI Foundation has impacted the lives of about 10.9 million people across the length and breadth of the country. The efforts have been taken in 250 districts spread across the 36 states and union territories of India. Projects in areas like watershed management, value chain enhancement, afforestation, sanitation, skilling, responsible waste management and others have been taken up in 38 districts out of the 112 districts identified under the Government's Aspirational Districts Programme.

Some major efforts in the areas of health and environment during fiscal 2023 were as follows:

Affordable and Accessible Healthcare

Healthcare came into sharper focus following the Covid-19 pandemic, when the need to significantly strengthen the health infrastructure in the country was recognised. Through the ICICI Foundation, the Bank continued to take several measures like providing



Dialysis machine donated at Sidhagiri Hospital in Kolhapur, Maharashtra.

SOCIAL AND RELATIONSHIP CAPITAL



Blood donation camp organised at ICICI Bank's zonal office in Jaipur, Rajasthan.

ambulances, blood donation and blood transport vehicles, dialysis machines and other health equipment to government and charitable institutions. Support was provided to underprivileged individuals for cancer care, bone marrow transplant, eye checkups and organ transplants. During fiscal 2023, over 200 hospitals and over 800,000 individuals benefitted from our healthcare initiatives.

The Bank has committed to support the Tata Memorial Centre (TMC) for expanding cancer treatment facility in the country. The commitment of ₹12 billion over the next four years is towards three centres being established in Maharashtra, Punjab and Andhra Pradesh, and is expected to double the capacity for treatment by TMC.

Sustainable Environment and Ecology

Environmental and ecological protection has become a critical developmental need for India, as several regions face challenges of water shortage, decline in soil quality and productivity of crops, and the need to increase forest cover and create carbon sinks. The team at ICICI Foundation engages with the local authorities and administration to understand the challenges and evaluate corrective measures that could be undertaken. Several projects relating to water conservation and rejuvenating water bodies have been undertaken. In fiscal 2023, the water body rejuvenation implemented projects had the potential for harvesting 8.4 billion litres per annum of water, and rainwater harvesting projects undertaken at 3,500 rural government schools had the potential to harvest 740 million litres of water. Overall, till date ICICI Foundation's efforts has created 17.1 billion litres of water harvesting potential in the country, much of which are in water scarce areas.



Distribution of smokeless cookstove, as part of a green initiative, at Kunariya village in Kutch district, Gujarat.

SOCIAL AND RELATIONSHIP CAPITAL



Lantena, a non-edible weed, being removed at the Bandipur Tiger Reserve in Karnataka to help promote the growth of native plants and provide wildlife with access to food.

More than 2.6 million trees have been planted till date and interventions in 42 forest reserves have been made by way of creating water bodies, habitat restoration, weed removal and addressing man-wildlife conflicts and protect biodiversity.

 For more details on ICICI Foundation's activities, refer to the Bank's ESG Report for fiscal 2023.

The Bank's CSR expenses in the four major areas during fiscal 2023 were:

₹1.84 billion
Sustainable environment and ecology

₹1.06 billion
Affordable and accessible healthcare

₹0.76 billion
Income growth of underprivileged

₹0.74 billion
Inclusive approach for societal development



FINANCIAL INCLUSION AND RURAL DEVELOPMENT INITIATIVES

There are specific segments of the rural economy that require a more supportive and sensitive response to their financial requirements and the Bank has taken initiatives to address the needs of such segments. The Self-Help Groups (SHGs) programme is an initiative that has contributed to entrepreneurship among women in the rural areas. A comprehensive suite of banking products, including zero-balance savings account and term loans, for meeting the business requirements of the women of these SHGs is provided. Services are offered at their doorstep, thus saving their time, money and effort to visit the closest business centre.

ICICI Bank is also organising financial literacy camps and has set up dedicated service desks at select business centres to guide SHGs on banking procedures. There has been a gradual rise in entrepreneurial ventures by women in the areas where the Bank has been providing such services to SHGs. In addition to direct efforts in reaching out to SHGs, the Bank has tied up with about 546 non-government organisations called Self-Help Promoting Institutions (SHPIs).

The Bank has provided loans to women beneficiaries through over 785,000 SHG loans until March 31, 2023. Of these, 337,000 SHGs were 'first time borrowers', who had not taken a loan from any formal financial institution. In addition to direct customers, the Bank reaches out to about 2.5 million customers through microfinance institutions. The Bank also provides lending to Joint Liability Groups (JLGs), which are semi-formal groups from the weaker sections of society, through microfinance companies. The lending activities are undertaken within the overall framework prescribed by the RBI. The Bank also offers credit-related services to microfinance companies for onward lending to the rural population.

At March 31, 2023, the Bank had over 21.1 million Basic Savings Bank Deposit Accounts (BSBDA), of which around 4.4 million accounts were opened under the Pradhan Mantri Jan Dhan Yojana. The Bank encourages and enables these account holders to transact digitally.

SOCIAL AND RELATIONSHIP CAPITAL

Digital Banking Unit (DBU)

Technology has played a key enabler in fostering financial inclusion. The delivery of financial services in remote unbanked and under-banked areas has been made possible due to digitisation. In fiscal 2023, the Government of India announced the launch of Digital Banking Units (DBU) with the objective of encouraging customers to undertake and experience the benefits of digital transactions. The DBUs are primarily fixed-point business units for delivering digital banking products and services, with most services made available in self-service mode. The Bank set up four such DBUs which were launched in October 2022.

Key performance parameters of the DBUs during October 2022-March 2023 were as follows:

List of Activities	Number
No. of accounts opened	326
No. of credit cards	181
No. of loans	52
Count of financial transactions	33,444
Count of non-financial transactions	2,068
No. of frauds	Nil
No. of grievances received	6
No. of digital awareness/literacy camps arranged	51

ENVIRONMENT AND SUSTAINABILITY

The Bank is committed to adapting to emerging trends that will shape the nation's transition to a low-carbon economy, with appropriate assessment of risks and opportunities in delivering on the objectives.

The Bank's efforts in promoting environmental sustainability is in three strategic areas including sustainable financing, in its own operations and corporate social responsibility.

SUSTAINABLE FINANCING

During fiscal 2023, the Bank made further efforts to embed sustainable financing in its business strategy. Consideration of Environmental, Social and Governance (ESG) aspect in the Bank's lending decisions and risk management framework are important factors and various approaches have been implemented. The Social and Environmental Management Framework (SEMF) requires analysis of specific environmental and social risks as part of the overall credit appraisal process for assessing new project financing proposals. Key elements of the assessment include screening through an exclusion list drawn broadly from guidance by the International Finance Corporation (IFC) and the list of highly polluting sectors published by the Ministry of Environment, Forests & Climate Change (MOEFCC) in India, seeking a declaration from borrowers and independent due diligence as per the criteria defined in the SEMF.

As part of the credit evaluation process for all large corporate lending proposals, borrower ESG scores from external agencies, if available, are considered. Further, the Bank has developed sector-specific checklists to facilitate assessment of ESG and climate-related physical and transition risks that a borrower in sectors like power, transportation, cement, steel and others could be exposed to. This helps the Bank in profiling borrowers as 'High', 'Medium' and 'Low', based on their ESG-related risks and maturity in terms of policies and processes deployed to address these risks.

During fiscal 2023, the Bank developed a framework for Sustainable Financing, aimed at providing guidance on green/social (sustainable)/sustainability-linked lending. It outlines the methodology and associated procedures to

be uniformly applied to classify financial products and services offered by the Bank as sustainable finance. The framework specifies the eligibility criteria, the applicable due diligence requirements and the verification process for sustainable finance. The framework also aims to establish a consistent and comprehensive methodology for the classification and reporting of the Bank's credit facilities as sustainable.

At March 31, 2023, the Bank's outstanding portfolio to sectors like renewable energy, electric vehicles, green certified real estate, waste management, water and sanitation, positive impact sectors like small-scale khadi, handicrafts and lending to weaker section under priority sector norms was about ₹556.00 billion. Of this, the green financing portfolio accounted for about 21.4%.



ENVIRONMENT AND SUSTAINABILITY

ADDRESSING CLIMATE-RELATED RISKS AND OPPORTUNITIES

Climate change and its impact on the economy and financial systems is a tangible risk and requires close monitoring. The Bank's approach to analysing climate risks include developing methods to integrate climate risk in the risk management framework and begin testing the resilience of the lending portfolio to climate risks which can be categorised into transition and physical risks.

The Bank has formulated an approach to address risks emanating from climate change, as part of its Climate Risk Management Framework. The scope of the framework comprises assessment of impact of climate change on the Bank's own operations, climate risk management of the Bank's loan book and integration of material climate risks into the existing risk management framework. The framework will be periodically reviewed for aligning with regulatory guidance on climate risks. As climate risk management is at a nascent stage in the Indian banking industry and regulations in this regard are being formulated, the Bank will ensure that gradually the approaches evolve and get refined for integration of climate risk management within the risk management framework.

Further, the rapidly evolving regulations, policies, technology and law on climate change and climate action could significantly impact lending practices as well as enhance associated risks for the Bank. Navigating through this dynamic environment is crucial for the Bank's sustainable growth. The Bank will pro-actively integrate these risks into the Bank's credit evaluation process. Further, risks could arise with changing investor and customer expectations. The Bank is cognisant of transition from fossil fuel-based energy to renewable sources, and will capitalise on business opportunities in this transition based on selection of counterparty and appropriate risk-return in accordance with the Enterprise Risk Management framework.

The Bank has emphasised the need to sharpening the focus on measuring its carbon footprint. During fiscal 2023, evaluating Scope 3 emissions in own operations was taken up and the Bank is considering various pilot projects to assess key data and information requirements for calculating carbon and GHG (Greenhouse Gas) emissions in accordance with established protocols.

Key Focus Areas for Addressing Climate Risks

Own Operations	Sustainable Financing	Risk Management
The Bank is working towards reducing its Scope 1 and Scope 2 emissions. A roadmap to reduce Scope 2 emissions and the overall emission intensity is being pursued. The Bank is in the process of evaluating Scope 3 emissions from own operations. The Bank is working towards identifying and putting in place the elements required to achieve carbon neutrality in own operations.	The Bank has developed a framework for Sustainable Financing, which provides guidance on eligibility criteria for sustainable/sustainability-linked lending, guidance on assessment of facilities, monitoring and reporting of such facilities. This is the first step towards bringing sharper focus in the Bank's sustainable lending practices. The Bank is also committed to extending its expertise to customers that are transitioning to decarbonise their business activities.	The Bank has formulated an approach to address risks emanating from climate change, as part of a Climate Risk Management Framework which comprises assessment of impact of climate change on the Bank's own operations, climate risk management of the Bank's loan book and integration of material climate risks into the existing risk management framework. The Bank has been participating in pilots conducted by the regulator to evaluate impact of climate-related financial risks on the Indian banking sector.

ENVIRONMENT AND SUSTAINABILITY

To facilitate the above initiatives in the Bank, developing proficiency in understanding ESG-related risks and opportunities, and evaluation of ESG/climate-related risks has been embedded into the training imparted to a core team within the risk management group and other critical functions.

ENVIRONMENTAL SENSITIVITY IN OWN OPERATIONS

The Bank's ESG Policy emphasises its commitment to conduct business sustainably and efficiently, thereby reducing the environmental impact from own premises and operations. The key areas of focus are digitisation, minimising GHG emissions, energy conservation, water conservation, waste management and sustainable procurement.

During fiscal 2023, efforts were further expanded to identify and address critical areas to decarbonise own operations. Some key efforts included:

- The Bank has shifted to use of electric vehicles for transport of Bank's staff at specific locations where call-centres are present. On an average, about 66,000 kms is covered every month which provides an abatement of approximately 15 tCO_2e* on a monthly basis.

- The Bank has commissioned a 500 litres per day capacity machine for converting atmospheric moisture into clean potable water at one of the data centres. The water-from-air system is approved by the Environmental Protection Training and Research Institute as an environment-friendly technology. The machine produces approximately 350 litres of water per day and has significantly eliminated reliance on packaged drinking water.

- The Bank has set up charging stations for electric vehicles at the ICICI Service Centre (Corporate Office) and the learning centre at Khandala. Both these are in Maharashtra.

- To strengthen engagement of the Bank's Infrastructure Management and Services Group (IMSG) with vendors on ESG and sustainability, the

Bank has developed a Suppliers' Code of Conduct. The Code encourages vendors to adopt sustainable practices like efficient use of energy and water, waste management, and embed good practices like occupational health and safety, human rights and others in their operations.

- The Bank has developed Green Procurement standards to promote purchase of environment-friendly goods.

- The Bank has shifted to using FSC (Forest Stewardship Council) certified recycled paper for pre-print forms at its branches. This provides about 37% reduction in carbon emissions compared to conventional paper.

- The Bank increased the proportion of renewable energy in total electricity consumption from 7.0% in fiscal 2022 to 9.0% in fiscal 2023.

tCO_2e - Tonnes of carbon dioxide equivalent.



The charging station for electric vehicles at ICICI Service Centre in Bandra-Kurla Complex, Mumbai.

ENVIRONMENT AND SUSTAINABILITY

• ICICI Bank's largest office premise at Gachibowli in Hyderabad, was awarded the 'Platinum' rating in the Green Existing Building category by the IGBC* (Indian Green Building Council). The rating is focussed on sustained performance of buildings with respect to the enabling of green features which includes sourcing of 100% electricity from renewable energy sources, 100% recycling and reuse of the waste water, 3-stage high efficiency air filtration system to improve indoor air quality, at least 70% recycling and reuse of food waste and adoption of electric vehicle fleet for transportation. With this, by the end of fiscal 2023, about 4.42 million square feet (34% of the Bank's total own area) is IGBC green certified, up from 2.28 million square feet at the end of fiscal 2019.

To facilitate the above, in addition to creating awareness within the IMSG and training the relevant team members, engagement with vendors of IMSG was undertaken during fiscal 2023 to create awareness about the Bank's approach on adoption of sustainable practices and to communicate the Bank's intent to evaluate them on environmental and social factors.



ICICI Bank office at Gachibowli, Hyderabad, rated 'Platinum' by IGBC in 'Green Existing Building' category (inset: IGBC Plaque).

Promoting Environment and Sustainability Through CSR

As part of CSR initiatives being carried out through ICICI Foundation, ICICI Bank has extensively supported efforts for environmental protection and improving biodiversity. Projects have been executed in the areas of water conservation, forest conservation and afforestation and protecting biodiversity, which are contributing towards restoring ecological balance in the areas of intervention.

Additionally, projects have been undertaken to significantly abate carbon emissions. These include:

• Working with farmers in 600 villages in northern India to stop burning crop residue/stubble that causes significant pollution during October-November every year. Through the efforts, these villages have been freed from pollution caused by the stubble (Parali) burning, and creating a positive impact of abating 1.92 million tonnes of CO_2 emissions and 0.19 million tonnes of carbon monoxide. The impact and emission reduction was assessed by Punjab Agricultural University.

• As part of waste management initiatives, about 200 electric vehicles were provided to civic authorities for garbage collection. This averted at least 500 tonnes of CO_2 emissions during the year.

There are several other interventions as part of CSR activities, where the Bank has not evaluated the impact on reduction of GHG emissions.

The Indian Green Building Council (IGBC), part of the Confederation of Indian Industry (CII), is the country's premier body for green building certification. The ratings are awarded based on assessment of energy efficiency, use of renewable energy, water conservation, waste management, indoor air quality and sustainable sourcing of material. IGBC rating levels (in ascending order) are: Certified, Silver, Gold and Platinum.

ENVIRONMENT AND SUSTAINABILITY



During fiscal 2023, the Bank expanded its efforts to identify and address critical areas to decarbonise its operations

GHG EMISSIONS IN OWN OPERATIONS

The Bank continued with its practice to get an independent assurance of the Bank's Scope 1[1] and Scope 2[2] emissions undertaken. For fiscal 2023, the limited assurance assignment was taken up by DNV Business Assurance India Private Limited for the Bank's operations being carried out at its towers, data centres, business centres and offices. The limited assurance of Scope 1 and Scope 2 emissions for fiscal 2022 was conducted by TUV India Private Limited.

The Bank's GHG emissions in its own operations in fiscal 2023 were:

Emission Category	Value (tCO$_2$e[4])
Owned cars (Scope 1)	4.53
High speed diesel consumption in DGs (Scope 1)	6,413.64
Refrigerant emissions (Scope 1)	16,552.92
Fire extinguishers (Scope 1)	844.12
Electricity purchased (Scope 2)	125,950.45

In '000 tCO$_2$e	Fiscal 2021	Fiscal 2022	Fiscal 2023
Scope 1	23	26	**24**
Scope 2	114	116	**126**
Scope 3[3] (business travel)	-	-	**18**
Total	**137**	**142**	**168**
Emission intensity for total Scope 1 and Scope 2 (in tCO$_2$e per ₹ crore turnover)	1.40	1.36	**1.16**
Emissions intensity for total Scope 1 and Scope 2 (in tCO$_2$e per FTE[5] employee)	1.39	1.35	**1.16**

While the Bank is yet to announce a target for carbon neutrality/net zero, the above efforts are a reflection of the deep-rooted commitment to managing the impact of our operations on the environment.

---

[1] Scope 1 emissions include CO$_2$ emissions from the combustion of fuel in diesel-generating sets and company-owned vehicles, emissions due to loss of refrigerants and emissions due to CO$_2$ based fire extinguishers. The emissions from diesel-generating sets was estimated using the spend-based method. The emissions from fire extinguishers and owned vehicles was based on actual consumption.

[2] Scope 2 emissions are due to electricity purchased from the grid. The estimation was based on actual consumption of electricity, and using the grid emission factor published by the Central Electricity Authority, India.

[3] Scope 3 emissions have been estimated for business-related travel by employees through modes like aircraft, train, buses, and cars. Emissions from hotel stay during such travel is not included. As per internal estimates, air travel contributed the highest emissions followed by car travel. For the purpose, DEFRA (Department for Environment, Food and Rural Affairs) 2022 emission factors have been considered.

[4] tCO$_2$e - Tonnes of carbon dioxide equivalent.

[5] One Full Time Equivalent (FTE) employee - One full time employee working on a full time schedule over the year.

DIRECTORS' REPORT

Your Directors have pleasure in presenting the Twenty-Ninth Annual Report of ICICI Bank Limited (ICICI Bank/the Bank) along with the audited financial statements for the year ended March 31, 2023.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2023 is summarised in the following table:

₹ in billion, except percentages	Fiscal 2022	Fiscal 2023	% change
Net interest income and non-interest income	650.80	**820.12**	26.0%
Operating expenses	267.33	**328.73**	23.0%
Core operating profit	383.47	**491.39**	28.1%
Provisions and contingencies (excluding tax)	86.41	**66.66**	(22.9)%
Profit before tax excluding treasury gains	297.06	**424.73**	43.0%
Treasury gains	9.03	**(0.52)**	(105.8)%
Profit before tax	306.09	**424.21**	38.6%
Tax	72.70	**105.25**	44.8%
Profit after tax	233.39	**318.96**	36.7%

₹ in billion, except percentages	Fiscal 2022	Fiscal 2023	% change
Consolidated profit before tax and minority interest	349.96	**472.55**	35.0%
Consolidated profit after tax and minority interest	251.10	**340.37**	35.6%

DIVIDEND

Your Bank has a consistent dividend payment history. Your Bank's Dividend Distribution Policy is based on the profitability and key financial metrics, capital position & requirements and the regulations pertaining to the payment of dividend. The Board of Directors has recommended a dividend of ₹ 8.00 per equity share for the year ended March 31, 2023.

APPROPRIATIONS

The Bank has appropriated accumulated profit as follows:

₹ in billion	Fiscal 2022	Fiscal 2023
Profit after tax	233.39	**318.96**
Profit brought forward	310.09	**436.71**
Accumulated profit (before appropriations)	543.48	**755.67**
Appropriations:		
To Statutory Reserve, making in all ₹ 435.78 billion	58.35	**79.74**
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income Tax Act, 1961, making in all ₹ 154.49 billion	15.00	**25.65**
To Capital Reserve, making in all ₹ 150.42 billion	15.74[1]	**0.88**
To Investment Fluctuation Reserve, making in all ₹ 21.76 billion[2]	3.83	**1.04**
To Revenue and other reserves, making in all ₹ 109.37 billion	0.00	**50.00**
Dividend paid on equity shares[3]	13.85	**34.79**
Balance carried over to balance sheet	436.71	**563.57**

[1] *The Bank had shifted certain securities from held-to-maturity (HTM) category to available-for-sale (AFS) category on May 3, 2017. Reserve Bank of India (RBI) through its order dated May 3, 2021 directed the Bank to appropriate the net profit made on sale of these investments during fiscal 2018 to capital reserve. Accordingly, an amount of ₹ 15.09 billion was transferred from balance in profit and loss account to capital reserve during fiscal 2022.*

DIRECTORS' REPORT

[2] *Represents an amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and held-for-trading (HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio. The Bank can draw down balance available in IFR in excess of 2% of its AFS and HFT portfolio.*

[3] *Represent dividend declared for previous financial year and paid in current financial year.*

The Bank prepares its financial statements in accordance with the applicable accounting standards, RBI guidelines and other applicable laws/regulations. RBI, under its risk-based supervision exercise, carries out the risk assessment of the Bank on an annual basis. This assessment is undertaken for the position at March 31, 2023. As a part of this assessment, RBI separately reviews asset classification and provisioning of credit facilities given by the Bank to its borrowers. The divergences, if any, in classification or provisioning arising out of the supervisory process are given effect to in the financial statements in subsequent periods after conclusion of the exercise.

In terms of the RBI circular no. DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in the RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for fiscal 2022.

SHARE CAPITAL

During the year under review, the Bank allotted 34,044,356 equity shares of ₹ 2.00 each pursuant to exercise of stock options under the ICICI Bank Employees Stock Option Scheme - 2000. For details refer to Schedule 1 of the financial statements.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

Pursuant to Section 186(11) of the Companies Act, 2013, the provisions of Section 186 of the Companies Act, 2013, except sub-section (1), do not apply to a loan made, guarantee given or security provided by a banking company in the ordinary course of business. The particulars of investments made by the Bank are disclosed in Schedule 8 of the financial statements as per the applicable provisions of the Banking Regulation Act, 1949.

SUBSIDIARY, ASSOCIATE AND JOINT VENTURE COMPANIES

There was no change in the subsidiaries and associates of the Bank during fiscal 2023. The Bank does not have any joint venture company. As at March 31, 2023, your Bank had following subsidiaries (15) and associate (9) companies:

Name of the subsidiary company	% of shares held
ICICI Bank UK PLC	100
ICICI Bank Canada	100
ICICI Securities Limited[1]	74.85
ICICI Securities Holdings, Inc.[2]	100
ICICI Securities, Inc.[3]	100
ICICI Securities Primary Dealership Limited	100
ICICI Venture Funds Management Company Limited	100
ICICI Home Finance Company Limited	100
ICICI Trusteeship Services Limited	100
ICICI Investment Management Company Limited	100
ICICI International Limited	100
ICICI Prudential Pension Funds Management Company Limited[4]	100
ICICI Prudential Life Insurance Company Limited	51.27
ICICI Prudential Asset Management Company Limited	51.00
ICICI Prudential Trust Limited	50.80

[1] *The Board of Directors of the Bank on June 29, 2023 have approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (ISEC) by issuing equity shares of the Bank to the public shareholders of ISEC in lieu of cancellation of their equity shares in ISEC, thereby making ISEC a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the Securities and Exchange*

DIRECTORS' REPORT

Board of India (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals.

[2] ICICI Securities Holdings, Inc. is a wholly owned subsidiary of ICICI Securities Limited.

[3] ICICI Securities, Inc. is a wholly owned subsidiary of ICICI Securities Holdings, Inc.

[4] ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

Name of the associate company	% of shares held
ICICI Lombard General Insurance Company Limited[1]	48.02
I-Process Services (India) Private Limited[2]	19.00
NIIT Institute of Finance Banking and Insurance Training Limited	18.79
ICICI Merchant Services Private Limited	19.01
India Infradebt Limited	42.33
Arteria Technologies Private Limited	19.98
Rajasthan Asset Management Company Private Limited[3]	24.30
OTC Exchange of India[3]	20.00
Falcon Tyres Limited[3]	26.39

[1] The Board of Directors of the Bank have approved an increase in shareholding in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Report, necessary approval(s) are awaited.

[2] The Board of Directors of the Bank have approved the proposal for making I-Process Services (India) Private Limited a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approval(s). As on the date of this Report, necessary approval(s) are awaited.

[3] These companies are not considered as associates in the financial statements, in accordance with the provisions of AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

HIGHLIGHTS OF PERFORMANCE OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE COMPANIES AND THEIR CONTRIBUTION TO THE OVERALL PERFORMANCE OF THE COMPANY

The performance of subsidiaries and associates and their contribution to the overall performance of the Bank as on March 31, 2023 is given in "Consolidated Financial Statements of ICICI Bank Limited - Schedule 18 - Note 12 - Additional information to consolidated accounts" of this Annual Report. A summary of key financials of the Bank's subsidiaries is also given in "Statement Pursuant to Section 129 of the Companies Act, 2013" of this Annual Report.

The highlights of the performance of key subsidiaries are given as a part of Management's Discussion & Analysis under the section "Consolidated financials as per Indian GAAP".

The Bank will make available separate audited financial statements of the subsidiaries to any Member upon request. These documents/details will be available on the Bank's website at https://www.icicibank.com/about-us/annual and will also be available for inspection by any Member or trustee of the holder of any debentures of the Bank. As required by Accounting Standard 21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS IMPACTING THE GOING CONCERN STATUS OF THE COMPANY AND ITS FUTURE OPERATIONS

There are no significant and/or material orders passed by the regulators or courts or tribunals impacting the going concern status or future operations of the Bank.

MATERIAL CHANGES AND COMMITMENT AFFECTING FINANCIAL POSITION OF THE BANK

There are no material changes and commitments affecting the financial position of the Bank which have occurred between the end of the financial year of the Bank to which the financial statements relate and the date of this Report.

DIRECTORS AND OTHER KEY MANAGERIAL PERSONNEL

Changes in the composition of the Board of Directors and other Key Managerial Personnel (KMP)

The Board at its Meeting held on April 23, 2022 and the Members at the Annual General Meeting (AGM) held on August 30, 2022 approved the appointment of Rakesh Jha as a Wholetime Director (designated as Executive

DIRECTORS' REPORT

Director) for a period of five years effective May 1, 2022 or the date of approval of his appointment by RBI, whichever is later. Rakesh Jha ceased to be the Group Chief Financial Officer effective May 1, 2022 and consequently KMP. RBI, through its letter dated September 2, 2022, communicated its approval for the appointment of Rakesh Jha as an Executive Director of the Bank for a period of three years from the date of its approval. Accordingly, Rakesh Jha assumed office as Executive Director and KMP effective September 2, 2022. The Board at its Meeting held on April 23, 2022 approved the appointment of Anindya Banerjee as the Group Chief Financial Officer and KMP of the Bank with effect from May 1, 2022.

The Board at its Meeting held on June 28, 2022 and the Members at the AGM held on August 30, 2022 approved the following:

(a) Re-appointment of Neelam Dhawan as an Independent Director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026.

(b) Re-appointment of Uday Chitale as an Independent Director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024.

(c) Re-appointment of Radhakrishnan Nair as an Independent Director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026.

The Board at its Meeting held on October 22, 2022, based on the recommendation of the Board Governance, Remuneration & Nomination Committee (BGRNC), approved the re-appointment of Sandeep Bakhshi as Managing Director & Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to the approval of Members and RBI. The re-appointment is being proposed in the Notice of the forthcoming AGM through item no. 13.

The Board at its Meeting held on May 28, 2023, based on the recommendations of the BGRNC, approved the following:

(a) Re-appointment of Hari L. Mundra as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024, subject to the approval of Members.

(b) Re-appointment of B. Sriram as an Independent Director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027, subject to the approval of Members.

(c) Re-appointment of S. Madhavan as an Independent Director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027, subject to the approval of Members.

The resolutions for the above re-appointments are being proposed in the Notice of the forthcoming AGM through item nos. 6 to 8.

The Board also at its Meeting held on May 28, 2023 noted that the Members had approved the appointment of Sandeep Batra as Executive Director of the Bank for a period of five years effective from the date of approval of RBI. The effective date of the same was from December 23, 2020. The current tenure of Sandeep Batra as Executive Director of the Bank as per RBI approval, which was for three years, ends on December 22, 2023. Based on the recommendation of the BGRNC, the Board approved the re-appointment of Sandeep Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2023 to December 22, 2025, subject to the approval of RBI. This term of two years is within the five years term as previously approved by the Members.

Vishakha Mulye stepped down from her position as Executive Director with effect from May 31, 2022 consequent to her decision to pursue career opportunities outside the ICICI Group. Anup Bagchi ceased to be a Director of the Bank with effect from close of business hours on April 30, 2023 pursuant to his appointment as Managing Director & CEO of ICICI Prudential Life Insurance Company Limited with effect from June 19, 2023. To ensure a seamless transition, he assumed the office of Executive Director & Chief Operating Officer of ICICI Prudential Life Insurance Company Limited with effect from May 1, 2023. The Board acknowledges the valuable contribution and guidance provided by both the Directors.

The Board at its Meeting held on March 16, 2023, based on the recommendation of the BGRNC, approved the appointment of Prachiti Lalingkar as the Company Secretary & Compliance Officer and KMP of the Bank effective April 1, 2023 pursuant to the superannuation of Ranganath Athreya in July 2023. Ranganath Athreya ceased to be the Company Secretary & Compliance Officer and KMP of the Bank with effect from close of business hours on March 31, 2023.

As on the date of this report, in terms of Section 203(1) of the Companies Act, 2013, Sandeep Bakhshi, Managing Director & CEO, Rakesh Jha, Executive Director, Sandeep Batra, Executive Director, Anindya Banerjee, Group Chief Financial Officer and Prachiti

DIRECTORS' REPORT

Lalingkar, Company Secretary are the Key Managerial Personnel of the Bank.

Declaration of Independence

All Independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed at the Board Meeting held on April 22, 2023. In the opinion of the Board, the Independent Directors fulfil the conditions specified in the Companies Act, 2013 and the SEBI Listing Regulations and are independent of the Management.

Retirement by rotation

In terms of Section 152 of the Companies Act, 2013, Sandeep Bakhshi would retire by rotation at the forthcoming AGM and, being eligible, offers himself for re-appointment.

AUDITORS

Statutory Auditors

At the AGM held on August 30, 2022, the Members approved the re-appointment of M/s M S K A & Associates, Chartered Accountants (hereinafter referred to as M S K A & Associates) and M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP), (hereinafter referred to as KKC & Associates LLP) as the joint statutory auditors to hold office from the conclusion of the Twenty-Eighth AGM till the conclusion of the Twenty-Ninth AGM. As per the RBI guidelines, the joint statutory auditors of the banking companies are allowed to continue for a period of three years, subject to fulfilling the prescribed eligibility norms. Accordingly, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants would be eligible for re-appointment at the conclusion of the forthcoming AGM. Based on the recommendation of the Audit Committee, the Board has proposed the re-appointment of M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants as the joint statutory auditors for the year ending March 31, 2024 (fiscal 2024). The joint statutory auditors will hold office from the conclusion of the forthcoming AGM till the conclusion of Thirtieth AGM. Their re-appointment has been approved by RBI. The

re-appointment of the joint statutory auditors is proposed to the Members in the Notice of the forthcoming AGM through item nos. 4 and 5.

There are no qualifications, reservation or adverse remarks made by the joint statutory auditors in the audit report.

Secretarial Auditors

The Board appointed M/s. Parikh Parekh & Associates, a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Bank for fiscal 2023. The Secretarial Audit Report is annexed herewith as Annexure A. There are no qualifications, reservation or adverse remark or disclaimer made by the auditor in the report save and except disclaimer made by them in discharge of their professional obligation.

The Annual Secretarial Compliance Report for fiscal 2023 is available on the website of the Bank at https://www.icicibank.com/about-us/disclosures-to-stock-exchanges and on the websites of the stock exchanges i.e. BSE Limited (BSE) at www.bseindia.com and National Stock Exchange of India Limited (NSE) at www.nseindia.com.

Maintenance of Cost Records

Being a banking company, the Bank is not required to maintain cost records as specified by the Central Government under Section 148(1) of the Companies Act, 2013.

Reporting of Frauds by Auditors

During the year under review, there were no instances of fraud reported by the statutory auditors, branch auditors and secretarial auditor under Section 143(12) of the Companies Act, 2013 to the Audit Committee or the Board of Directors.

PERSONNEL

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the annual report and the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank.

DIRECTORS' REPORT

INTERNAL CONTROL AND ITS ADEQUACY

The Bank has adequate internal controls and processes in place with respect to its financial statements which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. These controls and processes are driven through various policies, procedures and certifications. The processes and controls are reviewed periodically. The Bank has a mechanism of testing the controls at regular intervals for their design and operating effectiveness to ascertain the reliability and authenticity of financial information.

DISCLOSURE UNDER FOREIGN EXCHANGE MANAGEMENT ACT, 1999

The Bank has obtained a certificate from its statutory auditors that it is in compliance with the Foreign Exchange Management Act, 1999 provisions with respect to investments made in its consolidated subsidiaries and associates during fiscal 2023.

RELATED PARTY TRANSACTIONS

The Bank has a Board-approved Group Arm's Length Policy which requires transactions with the group companies to be at arm's length. All the related party transactions between the Bank and its related parties, entered during the year ended March 31, 2023, were on arm's length basis and were in the ordinary course of business.

There were no related party transactions to be reported under Section 188(1) of the Companies Act 2013, in Form No. AOC-2, pursuant to Rule 8(2) of the Companies (Accounts) Rules, 2014.

All related party transactions as required under Accounting Standard AS-18 are reported in note no. 46 of schedule 18 - Notes to Accounts of standalone financial statements and note no. 2 of schedule 18 - Notes to Accounts of consolidated financial statements of the Bank.

The Bank has a Board-approved Related Party Transactions Policy, which has been disclosed on the website of the Bank and can be viewed at (https://www.icicibank.com/about-us/other-policies).

ANNUAL RETURN

The Annual Return in Form No. MGT-7 will be hosted on the website of the Bank at (https://www.icicibank.com/about-us/annual).

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

The Business Responsibility and Sustainability Report as stipulated under Regulation 34(2)(f) of the SEBI Listing Regulations will be hosted on the Bank's website at (https://www.icicibank.com/about-us/annual) as part of the green initiative of the Bank. Any Member interested in obtaining a copy of the Report may write to the Company Secretary of the Bank.

The Bank has been releasing the Environmental, Social and Governance Report since fiscal 2020. The report for fiscal 2023 will be hosted on the Bank's website at (https://www.icicibank.com/about-us/annual).

INTEGRATED REPORTING

The Bank has adopted the principles of the International Integrated Reporting Framework as developed by the International Integrated Reporting Council in its Annual Report since fiscal 2019. For accessing the Report for fiscal 2023, please refer to the Integrated Report section of the Annual Report 2022-23.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management framework is based on a clear understanding of various risks, disciplined risk assessment & measurement procedures and continuous monitoring. The Board of Directors has oversight on all the risks assumed by the Bank. Specific committees have been constituted to facilitate focused oversight of various risks, as follows:

* The Risk Committee of the Board, reviews, inter alia, risk management policies of the Bank pertaining to credit, market, liquidity, operational and outsourcing risks and business continuity management. The Committee also reviews the Risk Appetite and Enterprise Risk Management frameworks, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a range of Bank-specific market (systemic) and combined scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and non-banking subsidiaries. The Committee reviews setting up of limits on any industry or country, migration to the advanced approaches under Basel II and implementation of Basel III and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit,

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market, liquidity, operational, reputation, technology, information security, compliance, group and capital at risk as a part of the risk dashboard. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Risk Committee also reviews the Liquidity Contingency Plan for the Bank and the various thresholds set out in the Plan.

- The Credit Committee of the Board, apart from sanctioning credit proposals based on the Bank's credit approval authorisation framework, reviews developments in key industrial sectors (along with exposure to these sectors), the Bank's exposure to large borrower accounts and borrower groups. The Credit Committee also reviews major credit portfolios, non-performing loans, accounts under watch, overdues, incremental sanctions, etc.

- The Audit Committee of the Board, provides direction to and monitors the quality of the internal audit function, oversees the financial reporting process and also monitors compliance with inspection and audit reports of RBI, other regulators and statutory auditors.

- The Asset Liability Management Committee provides guidance for management of liquidity of the overall Bank and management of interest rate risk in the banking book within the broad parameters laid down by the Board of Directors/Risk Committee.

Summaries of reviews conducted by these Committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and subgroups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/subgroups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into Credit Risk Management Group, Market Risk Management Group, Operational Risk Management

Group and Information Security Group. The Chief Risk Officer (CRO) reports to the Risk Committee constituted by the Board which reviews risk management policies of the Bank. The CRO, for administrative purposes, reports to an Executive Director of the Bank. The above mentioned groups are independent of all business operations and coordinate with representatives of the business units to implement the Bank's risk management policies and methodologies.

The Internal Audit Group acts as an independent entity and is responsible to evaluate and provide objective assurance on the effectiveness of internal controls, risk management and governance processes within the Bank and suggest improvements. The Internal Audit Group maintains appropriately qualified personnel to fulfill its responsibilities. The Internal Audit and Compliance groups are responsible to the Audit Committee of the Board.

INFORMATION REQUIRED UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION & REDRESSAL) ACT, 2013

The Bank has a policy against sexual harassment and a formal process for dealing with complaints of harassment or discrimination. The said policy is in line with the requirements of 'The Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013'. The Bank has complied with provisions relating to the constitution of Internal Committee under the said Act.

The details pertaining to number of complaints during the year has been provided below:

(a) number of complaints filed during the financial year: 43

(b) number of complaints disposed of during the financial year: 43

(c) number of complaints pending[1] at end of the financial year: Nil

[1] All complaints received during fiscal 2023 have been closed within the applicable turnaround time of 90 days.

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees to oversee critical areas. At March 31, 2023, Independent Directors

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constituted a majority on most of the Committees and most of the Committees were chaired by Independent Directors.

I. Philosophy of Corporate Governance

At ICICI Bank, we are committed to maintain the highest standards of governance in the conduct of our business and continuously strive to create lasting value for all our stakeholders. We focus on maintaining comprehensive compliance with the laws, rules and regulations that govern our business and promote a culture of accountability, transparency and ethical conduct across the Bank.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank at (https://www.icicibank.com/managed-assets/docs/personal/general-links/code_of_business_conduct_ethics.pdf). Pursuant to the SEBI Listing Regulations, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

Code of Conduct as prescribed under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015

In accordance with the requirements of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, the Bank has adopted the Code on Prohibition of Insider Trading.

Material Subsidiaries

In accordance with the requirements of the SEBI Listing Regulations, the Bank has formulated a Policy for determining Material Subsidiaries and the same has been hosted on the website of the Bank at (https://www.icicibank.com/about-us/other-policies).

The Bank does not have any unlisted material subsidiary. ICICI Prudential Life Insurance Company Limited is a material listed subsidiary of the Bank in terms of the provisions of the SEBI Listing Regulations. The additional details with regard to ICICI Prudential Life Insurance Company Limited are as follows:

Date of incorporation	July 20, 2000
Place of incorporation	Mumbai
Statutory Auditors	B S R & Co. LLP Chartered Accountants Firm Registration No. 101248W/ W-100022 Date of Appointment: July 17, 2019
	Walker Chandiok & Co. LLP Chartered Accountants Firm Registration No. 001076N/ N500013 Date of Appointment: June 25, 2021

Familiarisation Programme for Independent Directors

Independent Directors are familiarised with their roles, rights and responsibilities in the Bank as well as with the nature of the industry and the business model of the Bank through induction programmes at the time of their appointment as Directors and through presentations on economy & industry overview, key regulatory developments, strategy and performance which are made to the Directors from time to time. Additionally, Independent Directors also attend the programmes organised by reputed institutions. The details of the familiarisation programmes have been hosted on the website of the Bank at (https://www.icicibank.com/about-us/bod-1).

Dividend Distribution Policy

In accordance with Regulation 43A of the SEBI Listing Regulations, the Dividend Distribution Policy is hosted on the website of the Bank and can be viewed at (https://www.icicibank.com/about-us/other-policies).

Whistle Blower Policy

The Bank has formulated a Whistle Blower Policy which is periodically reviewed. The policy comprehensively provides an opportunity for any employee (including directors), secondees or stakeholders of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also posted on the Bank's

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intranet. Issues raised under the Whistle Blower Policy or to senior management are investigated for appropriate action, including an assessment of the impact on financial statements, if any. The Whistle Blower Policy complies with the requirements of vigil mechanism as stipulated under Section 177 of the Companies Act, 2013 and other applicable laws, rules and regulations. The details of establishment of the Whistle Blower Policy/vigil mechanism have been disclosed on the website of the Bank at (https://www.icicibank.com/about-us/other-policies).

CEO/CFO Certification

In terms of the SEBI Listing Regulations, the certification by the Managing Director & CEO and Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Details of utilisation of funds

During the year under review, the Bank has not raised any funds through preferential allotment or Qualified Institutions Placement as specified under Regulation 32(7A) of the SEBI Listing Regulations.

During the year under review, the Bank has raised ₹ 71,000.0 million through issue of senior unsecured redeemable long term bonds in the nature of debentures, in tranches, on private placement basis. There is no deviation in utilisation of the funds.

Fees to statutory auditors

The details of fees pertaining to services provided by the statutory auditors and entities in the network firm/network entity of which the statutory auditors are a part, to ICICI Bank Limited and its subsidiaries during the year ended March 31, 2023 are given in the following table:

Nature of service	Amount in ₹[1]
Audit	52,500,000
Certification and other audit related services	10,960,000
Total	**63,460,000**

[1] *Excludes taxes and out of pocket expenses.*

Recommendations of mandatory committees

All the recommendations made by the committees of the Board mandatorily required to be constituted by the Bank under the Companies Act, 2013 and the SEBI Listing Regulations were accepted by the Board.

Skills/expertise/competence of the Board of Directors

The Bank has identified the core skills/expertise/competence of the Board of Directors as required under Section 10A(2)(a) of the Banking Regulation Act, 1949 in the context of its business(s) and the sectors(s) for it to function effectively and has been in compliance with the same.

The details of the core skills/expertise/competence possessed by the existing directors of the Bank is detailed as under:

Name of Director	Areas of expertise
Girish Chandra Chaturvedi	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Human Resources, Risk Management, Business Management, Insurance
Hari L. Mundra	Accountancy, Banking, Economics, Finance, Law, Human Resources, Risk Management, Business Management, Business and Financial Strategy, Treasury, M&A, Business Restructuring and Taxation
S. Madhavan	Accountancy, Banking, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Strategy, Business Operations, Governance, Taxation
Neelam Dhawan	Banking, Information Technology, Human Resources, Business Management, Corporate Governance and Business Strategy
Radhakrishnan Nair	Accountancy, Agriculture and Rural Economy, Banking, Co-operation, Economics, Finance, Law, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Insurance, Securities, Treasury Management, Foreign Exchange Management, Information Technology, Investor Protection

DIRECTORS' REPORT

Name of Director	Areas of expertise
B. Sriram	Banking, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Credit and Risk, Treasury, Insolvency & Bankruptcy
Uday Chitale	Accountancy, Banking, Finance, Alternate Dispute resolution (ADR), Auditing & Assurance, Securities
Vibha Paul Rishi	Consumer Insight & Marketing, Strategy, Accountancy, Agriculture and rural economy, Economics, Finance, Information Technology, Human Resources, Risk Management, Business Management
Sandeep Bakhshi	Banking, Finance, Business Management, Insurance
Rakesh Jha	Banking, Business Management, Risk Management, Finance, Accountancy, Economics and Information Technology
Sandeep Batra	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance, Economics

Credit Rating as on March 31, 2023

Foreign currency denominated instruments issued by the Bank

Instrument type	Moody's	S&P
Senior unsecured medium term notes	Baa3	BBB-
Certificate of Deposits	P-3	-

Rupee denominated instruments issued by the Bank

Instrument type	CARE	ICRA	CRISIL
Tier II bonds (Basel III)	CARE AAA	[ICRA] AAA	-
Additional Tier 1 bonds (Basel III)	CARE AA+	[ICRA] AA+	CRISIL AA+
Unsecured redeemable bonds	CARE AAA	[ICRA] AAA	CRISIL AAA
Long term bonds issued by erstwhile ICICI Limited	CARE AAA	[ICRA] AAA	CRISIL AAA

Instrument type	CARE	ICRA	CRISIL
Certificate of Deposits	CARE A1+	[ICRA] A1+	-
Fixed deposits	CARE AAA	[ICRA] AAA	-

Moody's: Moody's Investors Services

S&P: S&P Global Ratings

CARE: CARE Ratings Limited, India

ICRA: ICRA Limited, India

CRISIL: CRISIL Limited, India

Notes:

(1) In May 2022, Japan Credit Rating Agency, Limited withdrew ICICI Bank's foreign currency long-term issuer rating of BBB+. The rating withdrawal was at the Bank's request pursuant to the full repayment of bonds and subsequent delisting of the Tokyo Pro-bond Programme.

(2) In June 2022, ICRA Limited standardised its rating scale based on directions from SEBI, and accordingly revised the rating symbol for ICICI Bank's fixed deposits programme from MAAA to [ICRA]AAA.

Certificate from a Company Secretary in practice

In terms of the SEBI Listing Regulations, the Bank has obtained a Certificate from a Company Secretary in practice that none of the Directors on the Board of the Bank have been debarred or disqualified from being appointed or continuing as directors of companies by the Securities and Exchange Board of India/Ministry of Corporate Affairs or any such statutory authority. The Certificate of Company Secretary in practice is annexed herewith as Annexure B.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 and the SEBI Listing Regulations and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas.

The Board of the Bank at March 31, 2023 consisted of twelve Directors, out of which eight were Independent Directors and four were Executive Directors.

There were nine meetings of the Board during the year - April 23, June 28, July 23, September 16, October 22 and December 16 in 2022 and January 21, February 17-18 and March 16 in 2023.

DIRECTORS' REPORT

There were no inter-se relationships between any of the Directors.

The names of the Directors, their attendance at Board Meetings during the year, attendance at the last AGM and details of other directorships and board committee memberships held by them at March 31, 2023 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 30, 2022)	Number of directorships		Number of other committee member-ships[1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Independent Directors						
Girish Chandra Chaturvedi, *Chairman* (DIN: 00110996)	9/9	Present	1	-	2(1)	-
Hari L. Mundra (DIN: 00287029)	9/9	Present	1	-	1(1)	-
S. Madhavan (DIN: 06451889)	9/9	Present	4	3	6(3)	• HCL Technologies Limited (ID) • Procter & Gamble Health Limited (ID) • Sterlite Technologies Limited (ID) • Transport Corporation of India Limited (ID)
Neelam Dhawan (DIN: 00871445)	9/9	Present	2	1	3(2)	-
Radhakrishnan Nair (DIN: 07225354)	9/9	Present	6	1	7(2)	• Geojit Financial Services Limited (ID) • ICICI Prudential Life Insurance Company Limited (ID) • ICICI Securities Primary Dealership Limited (ID) • Inditrade Capital Limited (ID)
B. Sriram (DIN: 02993708)	9/9	Present	5	1	4(1)	• Nippon Life India Asset Management Limited (ID) • TVS Motor Company Limited (ID)
Uday Chitale (DIN: 00043268)	9/9	Present	1	1	1(0)	• ICICI Lombard General Insurance Company Limited (ID)
Vibha Paul Rishi (DIN: 05180796)	9/9	Present	5	-	6(3)	• Asian Paints Limited (ID) • ICICI Prudential Life Insurance Company Limited (ID) • Piramal Pharma Limited (ID) • Tata Chemicals Limited (ID)
Executive Directors						
Sandeep Bakhshi, *Managing Director & Chief Executive Officer* (DIN: 00109206)	9/9	Present	-	-	-	-
Anup Bagchi *(upto April 30, 2023)* (DIN: 00105962)	9/9	Present	3	-	-	• ICICI Prudential Life Insurance Company Limited (NED)

DIRECTORS' REPORT

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 30, 2022)	Number of directorships		Number of other committee member-ships[1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Rakesh Jha *(w.e.f. September 2, 2022)* (DIN: 00042075)	6/6	N.A.	4	-	1(0)	• ICICI Home Finance Company Limited (NED) • ICICI Lombard General Insurance Company Limited (NED) • ICICI Securities Limited (NED)
Sandeep Batra (DIN: 03620913)	9/9	Present	4	-	3(0)	• ICICI Lombard General Insurance Company Limited (NED) • ICICI Prudential Life Insurance Company Limited (NED)
Vishakha Mulye *(Resigned with effect from May 31, 2022)* (DIN: 00203578)	1/1	N.A.	N.A.	N.A.	N.A.	N.A.

Independent Director (ID)
Non-Executive Director (NED)
[1] Includes only chairmanship/membership of Audit Committee and Stakeholders' Relationship Committee of other Indian public limited companies. Figures in parentheses indicate committee chairpersonships.

The profiles of the Directors can be viewed on the website of the Bank at (https://www.icicibank.com/about-us/bod-1).

The Board has constituted various committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee and Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers.

The quorum of the Board Committees was increased from at least two members to at least three members with effect from June 30, 2019, to transact business at any Board Committee meeting and in case where the Committee comprises of two members only or where two members are participating, then any Independent Director may attend the meeting to fulfil the requirement of three members.

The terms of reference of the Board Committees as mentioned above, their composition and attendance of the respective Members at the various Committee Meetings held during fiscal 2023 are set out hereinafter:

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management's discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor's independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Policy, adequacy of internal control systems and the internal audit

DIRECTORS' REPORT

function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/ amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

There were thirteen Meetings of the Committee during the year - April 15, April 22, April 23, May 27, July 7, July 20, July 22, October 19, October 21 and December 15 in 2022 and January 18, January 20 and March 24 in 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Uday Chitale, *Chairman*	13/13
S. Madhavan	13/13
Radhakrishnan Nair	13/13

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/Independent Directors and the Board and to extend or continue the term of appointment of Independent Directors on the basis of the report of performance evaluation of Independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme/Employees Stock Unit Scheme and decide on the grant of options/units to employees and wholetime Directors of the Bank and its subsidiary companies.

Composition

There were five Meetings of the Committee during the year - April 23, 2022, June 24, 2022, October 21, 2022, January 20, 2023 and March 16, 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Neelam Dhawan, *Chairperson*	5/5
Girish Chandra Chaturvedi	5/5
B. Sriram	5/5

DIRECTORS' REPORT

Policy/Criteria for Directors' Appointment

The Bank with the approval of its Board Governance, Remuneration & Nomination Committee (Committee) has put in place a policy on Directors' appointment and remuneration including criteria for determining qualifications, positive attributes and independence of a Director as well as a policy on Board diversity. The policy has been framed based on the broad principles as outlined hereinafter. The Committee evaluates the composition of the Board and vacancies arising in the Board from time to time. The Committee while recommending candidature of a Director considers the special knowledge or expertise possessed by the candidate as required under the Banking Regulation Act, 1949. The Committee assesses the fit and proper credentials of the candidate and the companies/ entities with which the candidate is associated either as a director or otherwise and as to whether such association is permissible under RBI guidelines and the internal norms adopted by the Bank. For the above assessment, the Committee is guided by the guidelines issued by RBI in this regard.

The Committee also evaluates the prospective candidate for the position of a Director from the perspective of the criteria for independence prescribed under the Companies Act, 2013 as well as the SEBI Listing Regulations. For a Non-Executive Director to be classified as Independent he/she must satisfy the criteria of independence as prescribed and sign a declaration of independence. The Committee reviews the same and determine the independence of a Director.

The Committee based on the above assessments makes suitable recommendations on the appointment of Directors to the Board.

Remuneration policy

The Compensation Policy of the Bank is in line with the RBI circulars and in compliance with the requirements for the Remuneration Policy as prescribed under the Companies Act, 2013. The Policy is divided into the segments, Part A, Part B and Part C where Part A covers the requirements for wholetime Directors & employees pursuant to RBI guidelines, Part B relates to compensation to Non-Executive Directors (except part-time Non-Executive Chairman) and Part C relates to compensation to part-time Non-Executive Chairman. The Compensation Policy is available on

the website of the Bank at (https://www.icicibank.com/about-us/other-policies).

The remuneration payable to Non-Executive/ Independent Directors is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of the Companies Act, 2013 and related rules to the extent these are not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

The remuneration for the Non-Executive/Independent Directors (other than Government Nominee Director) would be sitting fee for attending each Meeting of the Committee/Board as approved by the Board.

In addition to sitting fee, Non-Executive Directors (other than part-time Chairman and the Government Nominee Director) are entitled to a fixed remuneration of ₹ 2,000,000 per annum with effect from April 1, 2021 which has been approved by the Members at the Annual General Meeting held on August 20, 2021. For the Non-Executive Chairman, the remuneration, in addition to sitting fee includes such fixed payments as may be recommended by the Board and approved by the Members and RBI, maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/other expenses and allowance for attending to duties as Chairman of the Bank and any other modes of remuneration as may be permitted by RBI from time to time.

All the Non-Executive/Independent Directors would be entitled to reimbursement of expenses for attending Board/Committee Meetings, official visits and participation in various forums on behalf of the Bank.

Performance evaluation of the Board, Committees and Directors

The Bank with the approval of its Board Governance, Remuneration & Nomination Committee and the Board has put in place a framework for evaluation of the Board, Directors, Chairperson and Committees.

The evaluations for the Directors, the Board, Chairman of the Board and the Committees is carried out through circulation of different questionnaires, for the Directors, for the Board, for the Chairperson of the Board and the Committees respectively. The performance of the Board is assessed on select parameters related to

DIRECTORS' REPORT

roles, responsibilities and obligations of the Board, relevance of Board discussions, attention to strategic issues, performance on key areas, providing feedback to executive management and assessing the quality, quantity and timeliness of flow of information between the Company management and the Board that is necessary for the Board to effectively and reasonably perform their duties.

The evaluation criteria for the Directors is based on their participation, contribution and offering guidance to and understanding of the areas which were relevant to them in their capacity as members of the Board.

The evaluation criteria for the Chairperson of the Board besides the general criteria adopted for assessment of all Directors, focuses on leadership abilities, effective management of meetings and preservation of interest of stakeholders.

The evaluation of the Committees is based on assessment of the clarity with which the mandate of the Committee is defined, effective discharge of terms of reference of the Committees and assessment

of effectiveness of contribution of the Committee's deliberation/recommendations to the functioning/decisions of the Board. The Bank has taken effective steps with regards to the action points arising out of performance evaluation process for fiscal 2022. The performance evaluation process for fiscal 2023 was conducted by an Independent External Agency and was completed to the satisfaction of the Board. The Board of Directors also identified specific action points arising out of the overall evaluation which would be executed as directed by the Board.

The evaluation process for wholetime Directors is further detailed in note no. 51 of Schedule 18 of the financial statements.

Details of Remuneration paid to Executive Directors

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the Managing Director & CEO and Wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid in fiscal 2023:

Details of Remuneration (₹)

	Sandeep Bakhshi	Anup Bagchi	Sandeep Batra	Rakesh Jha[1]	Vishakha Mulye[2]
	2022-23	2022-23	2022-23	2022-23	2022-23
Basic[3]	36,172,200	30,975,240	30,975,240	23,068,903	7,201,440
Performance bonus paid in fiscal 2023[4]	21,350,000	18,650,000	18,650,000	13,908,217	15,590,000
Allowances and perquisites[3,5]	30,843,252	30,602,979	29,423,785	24,943,027	15,245,289
Contribution to provident fund[3]	4,340,664	3,717,029	3,717,029	2,768,273	864,171
Contribution to superannuation fund[3]	-	-	-	-	-
Contribution to gratuity fund[3]	3,013,144	2,580,237	2,580,237	1,921,640	599,880
Stock options[6] (Number)	317,800	249,100	249,100	249,100	-

[1] *Rakesh Jha was appointed as Executive Director effective September 2, 2022. The above remuneration is his full year salary.*

[2] *Vishakha Mulye's last working day with the Bank was May 31, 2022. The above remuneration pertains to her period in the Bank during fiscal 2023.*

[3] *RBI approval for revision in fixed remuneration (Basic, allowances & retirals) for fiscal 2022 was received by the Bank on May 10, 2022. Hence the table above carries the arrear payments made during the fiscal 2023 which pertains to fiscal 2022 increments for Sandeep Bakhshi, Anup Bagchi, Sandeep Batra and Vishakha Mulye.*

[4] *Bonus amounts earned for fiscal 2022 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above table represent payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2022. The balance amount shall be equally deferred over a period of three years. The amounts also include the deferred portion of the bonus amount approved in earlier years that was paid during fiscal 2023.*

[5] *Allowances and perquisites exclude stock option perquisites.*

[6] *Represents options granted during fiscal 2023.*

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Perquisites (evaluated as per Income-tax rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the Wholetime Directors are also eligible for housing loans. The stock options vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant. The options so vested are to be exercised within 5 years from the date of vesting.

The Bank does not pay any severance fees to its Managing Director & CEO or to its Wholetime Directors. The tenure of the office of Managing Director & CEO and the Wholetime Directors of the Bank is five years, subject to approval of RBI and the Members. The notice period for each of them, as specified in their respective terms of appointments is two months.

Neither the Managing Director & CEO nor the Wholetime Directors received any remuneration or commission from any of the subsidiary companies. The Bank does not have any holding company.

Remuneration disclosures as required under the RBI Guidelines

The remuneration related disclosures as required under the RBI Guidelines on Compensation of Whole Time Directors/Chief Executive Officers/Material Risk Takers and Control Function staff are disclosed in note no. 51 of Schedule 18 of the financial statements.

Details of Remuneration paid to Non-Executive Directors

The Bank pays sitting fee of ₹ 100,000 to Non-Executive Directors for attending each Meeting of the Board, Audit Committee, Credit Committee and Risk Committee.

The Board at its Meeting held on April 23, 2022 approved revision in sitting fee from ₹ 50,000 to ₹ 100,000 for each Meeting of Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Stakeholders Relationship Committee and Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers effective April 24, 2022.

Information on the total remuneration paid to each Non-Executive Director during fiscal 2023 is set out in the following table:

Amount (₹)

Name of Director	Sitting Fees	Remuneration
Girish Chandra Chaturvedi	2,900,000	3,500,000
Hari L. Mundra	4,450,000	2,000,000
S. Madhavan	3,750,000	2,000,000
Neelam Dhawan	2,150,000	2,000,000
Radhakrishnan Nair	3,100,000	2,000,000
B. Sriram	4,800,000	2,000,000
Uday Chitale	3,100,000	2,000,000
Vibha Paul Rishi	2,150,000	2,000,000

Disclosures required with respect to Section 197(12) of the Companies Act, 2013

The ratio of the remuneration of each director to the median employee's remuneration and such other details in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and as amended from time to time.

(i) *The ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year;*

Independent Directors[1]	
Girish Chandra Chaturvedi, *Chairman*	11.20:1
Hari L. Mundra	11.29:1
S. Madhavan	10.06:1
Neelam Dhawan	7.26:1
Radhakrishnan Nair	8.93:1
B. Sriram	11.90:1
Uday Chitale	8.93:1
Vibha Paul Rishi	7.26:1

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Executive Directors	
Sandeep Bakhshi, *Managing Director & CEO*	119:1
Anup Bagchi	103:1
Rakesh Jha[2]	103:1
Sandeep Batra	103:1

(ii) The percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year;

Sandeep Bakhshi, *Managing Director & CEO*	6%
Anup Bagchi, *Executive Director*	6%
Rakesh Jha, *Executive Director[3]*	6%
Sandeep Batra, *Executive Director*	6%
Anindya Banerjee, *Group Chief Financial Officer[4]*	7%
Ranganath Athreya, *Company Secretary*	8%

(iii) The percentage increase in the median remuneration of employees in the financial year;

The percentage increase in the median remuneration of employees in the financial year was around 11%.

(iv) The number of permanent employees on the rolls of company;

The number of employees, as mentioned in the section on 'Management's Discussion & Analysis' is 129,020. Out of this, the employees on permanent rolls of the Bank is 126,660 including employees in overseas locations.

(v) Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration;

The average percentage increase made in the salaries of total employees other than the Key Managerial Personnel for fiscal 2023 was around 13%, while the average increase in the remuneration of the Key Managerial Personnel was in the range of 6%- 8%[3].

(vi) Affirmation that the remuneration is as per the remuneration policy of the company.

Yes

Notes:

[1] *The Independent Directors of the Bank including Chairman receive sitting fees for attending each Meeting of the Board/Committee as approved by the Board. The Chairman receives remuneration of ₹ 3,500,000 per annum as approved by the Members and RBI. The Independent Directors other than Chairman receive fixed remuneration of ₹ 2,000,000 per annum as approved by the Members with effect from April 1, 2021.*

The ratio of remuneration as stated in point (i) above is calculated after considering sitting fees and fixed remuneration paid during fiscal 2023.

[2] *The ratios are computed on annualized remuneration in the capacity of a Director, which was effective September 2, 2022 for Rakesh Jha.*

[3] *Rakesh Jha ceased to be the Group Chief Financial Officer of the Bank effective May 1, 2022. He was appointed as Executive Director of the Bank effective September 2, 2022 with the salary increase of 49%*

[4] *Anindya Banerjee was appointed as Group Chief Financial Officer of the Bank effective May 1, 2022. His full year salary has been considered for the percentage calculation as stated in point (ii) above.*

[5] *Vishakha Mulye's last working day with the Bank was May 31, 2022. The ratio of her annualised remuneration to the median remuneration of the employees was 103:1 and the percentage increase in her remuneration was 6%.*

Particulars of Senior Management Personnel as on March 31, 2023

Ajay Gupta (Head - Retail & Business Credit, Policy & Debt Service Management), Anindya Banerjee (Group Chief Financial Officer), Anish Madhavan (Group Chief Internal Auditor and Head Financial Crime Prevention), Anubhuti Sanghai (Head - Operations & Customer Service), Anuj Bhargava (Head - Customer 360, Branch Banking, Marketing & Alliances, Self Employed Segment and Small & Medium Enterprises), Atul Arora (Business Head - North & East 1), Balaji V.V. (Chief Technology Officer), Bijith Bhaskar (Head - Digital Channels & Partnership), G Srinivas (Chief Risk Officer), Hitesh Sachdev (Head - Start Up Engagement and Investments), Nilanjan Sinha (General Counsel), Partha Dey (Head – Services Sector; Retail Structure Finance & Financial Institutions Group), Pranav Mishra (Head - Global Clients Group, MNC, PSU

DIRECTORS' REPORT

and Advisory), Prasanna Balachander (Group Head - Global Markets - Sales, Trading and Research), Pravendra Shah (Chief of Internal Vigilance), Rajesh Iyer (Head - Wealth, Private Banking & Loans Against Securities), Rajesh Nair (Head - Mid Corporate Group), Rajesh Rai (Business Head - West & South), Ranganath Athreya (Company Secretary), Sanjay Singhvi (Head - Secured Assets, Personal & Education Loan), Saurabh Singh (Head - TASC & Government Business Group), Sidharatha Mishra (Business Head - East 2, APT), Sriram Hariharan (Head-International Banking Group, Global Remittances and NRI Services), Subir Saha (Group Chief Compliance Officer), Sudipta Roy (Head - Credit Cards, Payment Solutions & Merchant Ecosystem), Sujit Ganguli (Head - Corporate Brand and Communications), Sumit Sanghai (Head - Large Clients Group, Capital Markets, Transaction Banking, Construction Realty & Funding, Asset Evaluation & Monetization, Supply Chain Finance, Custody & Financial Sponsor), T K Srirang (Group Chief Human Resources Officer and Head Infrastructure Management), Vandana Jogani (Head - Process Optimisation & Key Initiatives), Vikas Agarwal (Head - Financial Sponsors & Syndications), Vishal Batra (Business Head - Defence & Armed Force Eco System), Vyom Upadhyay (Head - Data Science & Analytics).

During the year, Anindya Banerjee and Pravendra Shah were included in the list of senior management based on the eligibility criteria approved by the Board. Avijit Saha, Drupad Shah, Hitesh Sethia, Kadayam Rajaram, Pankaj Gadgil, Pramod Rao, Prashant Verma, Raghav Singhal, Sunir Ramchandani, Vikash Sharma and Viral Rupani were excluded from the list of senior management either owing to their exit from the Bank or changes in organization structure. Rakesh Jha was a senior management personnel for a period till September 1, 2022.

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the Bank and recommendation of the amount of expenditure to be incurred on such activities, identifying the focus,

from among the themes specified in Schedule VII of the Companies Act, 2013, for initiatives to be undertaken by the Bank, reviewing and recommending the annual CSR plan to the Board with details of projects and schedule of implementation, making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group, monitoring the CSR activities, implementation and compliance with the CSR Policy, reviewing the submissions to be made to the Board with respect to implementation of the annual CSR action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent CSR amount, if any, in subsequent periods as prescribed in the Companies Act, 2013 and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

Composition

There were four Meetings of the Committee during the year - April 22, 2022, July 21, 2022, October 19, 2022 and January 18, 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Girish Chandra Chaturvedi, *Chairman*	4/4
Radhakrishnan Nair	4/4
Uday Chitale	4/4
Vibha Paul Rishi	4/4
Anup Bagchi *(upto April 30, 2023)*	4/4

The Board at its Meeting on April 22, 2023 reconstituted the Committee to induct Rakesh Jha, Executive Director as a Member of the Committee with effect from May 1, 2023 in place of Anup Bagchi.

Details about the policy developed and implemented by the Bank on CSR initiatives taken during the year

ICICI Bank has a long-standing commitment towards socio-economic development. The Bank's CSR

DIRECTORS' REPORT

activities are in the areas of healthcare, environment, societal development, sustainable livelihoods, rural development and related activities including financial inclusion and financial literacy, social awareness and other activities as may be required towards fulfilling the CSR objectives. The activities are largely implemented either directly or through the ICICI Foundation for Inclusive Growth.

The CSR policy has been hosted on the website of the Bank at (https://www.icicibank.com/about-us/corporate-social-responsibility).

The Annual Report on the Bank's CSR activities is annexed herewith as Annexure C.

V. Credit Committee

Terms of Reference

The functions of the Committee inter alia includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

There were thirty Meetings of the Committee during the year - April 6, April 19, April 29, May 9, May 18, June 10, June 21, June 24 *(held jointly with Risk Committee)*, June 29, July 8, July 19, August 11, August 29, September 20, September 29, October 11, October 20, November 1, November 11, November 25, December 7, December 19 and December 30 in 2022 and January 13, January 25, February 10, February 28, March 13, March 20 and March 29 in 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Sandeep Bakhshi, *Chairman*	28/30
Hari L. Mundra[1]	27/30
B. Sriram	30/30
Vishakha Mulye *(upto April 23, 2022)*	2/2
Anup Bagchi *(w.e.f. April 24, 2022 upto April 30, 2023)*	27/28

[1] *chaired the meetings held on January 25, 2023 and February 28, 2023 in the absence of Sandeep Bakhshi*

The Board at its Meeting on April 22, 2023 reconstituted the Committee to induct Rakesh Jha, Executive Director as a Member of the Committee with effect from May 1, 2023 in place of Anup Bagchi.

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

There were five Meetings of the Committee during the year - May 12, 2022, June 28, 2022, August 26, 2022, November 17, 2022 and February 15, 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Vibha Paul Rishi, *Chairperson*	5/5
Hari L. Mundra	5/5
Sandeep Bakhshi	5/5
Anup Bagchi *(upto October 22, 2022)*	3/3
Rakesh Jha *(w.e.f. October 23, 2022)*	2/2

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and RBI on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of

DIRECTORS' REPORT

the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

Composition

There were four Meetings of the Committee during the year - April 13, 2022, July 15, 2022, October 10, 2022 and January 11, 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Radhakrishnan Nair, *Chairman*	4/4
S. Madhavan	4/4
Neelam Dhawan	4/4
Sandeep Bakhshi	4/4
Anup Bagchi *(upto October 22, 2022)*	3/3
Rakesh Jha *(w.e.f. October 23, 2022)*	1/1

VIII. Information Technology Strategy Committee

Terms of Reference

The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress & critical IT systems performance, review of special IT initiatives, review cyber risk, consider the RBI inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time.

Composition

There were five Meetings of the Committee during the year - April 14, 2022, July 14, 2022, July 22, 2022 *(held jointly with Risk Committee)*, October 13, 2022

and January 12, 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
B. Sriram, *Chairman*	5/5
Neelam Dhawan	5/5
Anup Bagchi *(upto April 30, 2023)*	5/5
Sandeep Batra	5/5

The Board at its Meeting on April 22, 2023 reconstituted the Committee to induct Rakesh Jha, Executive Director as a Member of the Committee with effect from May 1, 2023 in place of Anup Bagchi.

IX. Risk Committee

Terms of Reference

The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management (ERM) framework, Risk Appetite for the Bank, stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation; review of the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out Cyber Security risk assessment. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Committee. The Committee keeps the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Composition

There were twelve Meetings of the Committee during the year April 22, May 10, June 10, June 24, June 24

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(held jointly with Credit Committee), July 22, July 22 *(held jointly with Information Technology Strategy Committee)*, October 21, November 24 in 2022 and January 20, February 14 and March 24 in 2023.

The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
S. Madhavan, *Chairman*	12/12
Girish Chandra Chaturvedi	12/12
Vibha Paul Rishi (w.e.f. October 23, 2022)	4/4
Sandeep Batra	12/12

X. Stakeholders Relationship Committee

Terms of Reference

The functions of the Committee inter alia includes approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Composition

There were four Meetings of the Committee during the year - April 22, 2022, July 22, 2022, October 21, 2022 and January 21, 2023. The details of the composition of the Committee and attendance at its Meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Hari L. Mundra, *Chairman*	4/4
Uday Chitale	4/4
Anup Bagchi (upto October 22, 2022)	3/3
Sandeep Batra (w.e.f. October 23, 2022)	1/1

The Company Secretary of the Bank acts as the Compliance Officer in accordance with the requirements of the SEBI Listing Regulations. 340 investor complaints received in fiscal 2023 were processed. At March 31, 2023, no complaints were pending.

XI. Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

Terms of Reference

The function of the Committee is to review the order of the Committee for identification of wilful defaulters/non co-operative borrowers (a Committee comprising wholetime Directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non co-operative borrower) and confirm the same for the order to be considered final.

Composition

The Managing Director & CEO is the Chairman of this Committee and any two independent Directors comprise the remaining members. Two Meetings of the Committee were held during the year. The Meetings held on July 12, 2022 and January 19, 2023 were attended by Sandeep Bakhshi, Uday Chitale and Radhakrishnan Nair.

XII. Separate Meeting of Independent Directors

During the year, the Independent Directors met on April 23, 2022 inter alia to review the matters statutorily prescribed under the Companies Act, 2013 and the SEBI Listing Regulations.

XIII. Other Committees

In addition to the above, the Board has from time to time constituted various committees, namely, Committee of Executive Directors, Executive Investment Committee, Asset Liability Management Committee, Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers, Committee of Senior Management (comprising certain wholetime Directors and Executives) and Committee of Executives, Compliance Committee, Process Approval Committee, Outsourcing Committee, Operational Risk Management Committee, Vigilance Committee, Product Governance Forum and other committees (all comprising Executives). These committees are responsible for specific operational areas like asset liability management, approval/renewal of credit proposals, approval of products and processes and management of operational risk, under authorisation/ supervision of the Board and its committees.

DIRECTORS' REPORT

XIV. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Twenty-Eighth Annual General Meeting	Tuesday, August 30, 2022	3:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means
Twenty-Seventh Annual General Meeting	Friday, August 20, 2021	3:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means
Twenty-Sixth Annual General Meeting	Friday, August 14, 2020	3:30 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means

The details of the Special Resolutions passed at the Annual General Meetings held in the year 2022 and 2020 are given below:

General Body Meeting	Day, Date	Resolutions
Twenty-Eighth Annual General Meeting	Tuesday, August 30, 2022	• Re-appointment of Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank • Re-appointment of Uday Chitale (DIN: 00043268) as an Independent Director of the Bank • Re-appointment of Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank • Approval and adoption of 'ICICI Bank Employees Stock Unit Scheme - 2022' • Approval of grant of Units to the eligible employees of select unlisted wholly owned subsidiaries under 'ICICI Bank Employees Stock Unit Scheme - 2022'
Twenty-Sixth Annual General Meeting	Friday, August 14, 2020	• Re-appointment of Girish Chandra Chaturvedi (DIN: 00110996) as an Independent Director of the Bank • Shifting the Registered Office of the Bank from the State of Gujarat to the State of Maharashtra and consequent amendment to the Memorandum of Association of the Bank

No Special Resolution was passed at the Twenty-Seventh Annual General Meeting held on Friday, August 20, 2021.

Postal Ballot

No resolution was passed through postal ballot during the financial year ended March 31, 2023.

At present, no special resolution is proposed to be passed through postal ballot.

XV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.

2. Details of non-compliance by the Bank, penalties or strictures imposed on the Bank by stock exchanges or SEBI or any statutory authority, on any matter relating to capital markets, during the last three years are detailed as under:

(i) BSE and NSE had levied a fine of ₹ 11,800 each for delay in submitting the notice of record date in one instance under Regulation 60(2) of the SEBI Listing Regulations. The Bank paid fines to both the stock exchanges and filed for waiver of the fine. BSE and NSE vide its communication dated March 31, 2023 and May 15, 2023 respectively, waived the fine.

(ii) SEBI issued an administrative warning on March 2, 2023 for collection of registration fees in advance before submission of Common Application Form and collection of balance fees

DIRECTORS' REPORT

in case of re-categorization of Foreign Portfolio Investors category and non-updation of operational manual with specific section to deal with specific entities. The Bank has submitted its action taken report to SEBI. Further, the Board of Directors noted the steps taken by the Bank and advised to ensure timely compliance with the instruction issued by SEBI. The same was informed to SEBI.

(iii) SEBI issued an administrative warning on October 14, 2022 for failure to transfer amounts pertaining to written off securities to the Investor Protection and Education Fund within prescribed timelines and delay in updation of Operational Manual after issuance of Regulations/Guidelines. The Bank placed the same alongwith corrective measures before the Board and also submitted the responses to SEBI.

(iv) SEBI issued an Adjudication Order on September 12, 2019, imposing a penalty of ₹ 500,000 each (totalling to ₹ 1.0 million) under Section 15HB of the Securities and Exchange Board of India Act, 1992 and Section 23E of the Securities Contracts (Regulation) Act, 1956 on the Bank for delayed disclosure of an agreement made on May 18, 2010 relating to merger of erstwhile Bank of Rajasthan with the Bank. The Bank had filed an appeal against SEBI's Order with the Securities Appellate Tribunal (SAT) and SAT vide its order converted the monetary penalty imposed on the Bank to warning.

Subsequently, SEBI had filed an appeal with the Supreme Court of India (Supreme Court) against the SAT order pertaining to the Bank. Separately, the Bank had also filed an appeal with the Supreme Court against the SAT order. The matter was heard by the Supreme Court wherein the Supreme Court directed an interim stay on the operation of the SAT orders. The Bank subsequently filed counter affidavit before the Supreme Court. To bring closure to the matter, the Bank filed the settlement application on January 6, 2021, under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018 pursuant to which the Bank has paid the settlement amount

to SEBI. The Bank filed the applications seeking for disposal of the civil appeal matters pending before the Supreme Court which were heard on January 4, 2022 and Supreme Court vide its order dated January 4, 2022 disposed off all the appeals in view of the settlement between the parties. SEBI vide their email dated May 12, 2022 has communicated that in view of the Order of the Hon'ble Supreme Court, the matter stands settled in respect of the appeals as mentioned in the said order.

(v) SEBI issued an administrative warning on December 3, 2021 with regard to erroneous submission of monthly Assets Under Custody data to National Securities Depository Limited. The communication received from SEBI and additional corrective action taken by Bank was placed before the Board of Directors of the Bank. The Board took note of the controls implemented and advised to follow the same diligently and the same was informed to SEBI.

(vi) SEBI vide letter dated November 11, 2020 had issued an administrative warning and advisory letter for two deficiencies/discrepancies i.e. non-disclosure of the track record and non-submission of demarcation of responsibilities statement to SEBI, observed during the inspection for merchant banking activity. The Bank placed SEBI's letter alongwith corrective measures before the Board and informed the same to SEBI.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

4. Being a banking company, the disclosures relating to deposits as required under Rule 8(5)(v) and (vi) of the Companies (Accounts) Rules, 2014, read with Sections 73 and 74 of the Companies Act, 2013, are not applicable to the Bank.

5. There is no application or proceeding pending against the Bank under the Insolvency and Bankruptcy Code, 2016 during the year under review.

6. There was no instance of one-time settlement by the Bank with any other bank or financial institution during the year under review.

DIRECTORS' REPORT

XVI. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the NSE, BSE, New York Stock Exchange (NYSE), SEC, Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange Ltd. from time to time.

The financial and other information and the various compliances as required/prescribed under the SEBI Listing Regulations are filed electronically with NSE/BSE and are also available on their respective websites in addition to the Bank's website.

ICICI Bank's quarterly financial results are published in Financial Express and Vadodara Samachar. The financial results, official news releases, earnings call transcripts, audio recording and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

Annual General Meeting	Day, Date	Time
Twenty-Ninth Annual General Meeting through Video Conferencing/Other Audio Visual Means	Wednesday, August 30, 2023	2:00 p.m.

Financial Year: April 1, 2022 to March 31, 2023

Record Date: August 9, 2023

Dividend Payment Date: Will be paid/despatched on or after September 1, 2023

Listing of equity shares/ADSs/Bonds on Stock Exchanges

Stock Exchange	Code for ICICI Bank
BSE Limited (Equity) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (Equity) Exchange Plaza, Bandra-Kurla Complex, Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005 United States of America	IBN

[1] FII segment of BSE

[2] Each ADS of ICICI Bank represents two underlying equity shares

The bonds issued in domestic market comprised privately placed bonds as well bonds issued via public issues which are listed on BSE/NSE.

ICICI Bank has paid annual listing fees for the relevant periods to BSE and NSE where its equity shares/ bonds are listed and NYSE where its ADSs are listed.

Listing of other securities

The bonds issued overseas are issued either in public or private placement format. The listed bonds are traded on Singapore Exchange Securities Trading Limited, 2 Shenton Way, #02-02, SGX Centre 1, Singapore 068804 or India International Exchange (IFSC) Limited (India INX), 1st Floor, Unit No. 101, The Signature, Building No. 13B, Road 1C, Zone 1, GIFT SEZ, GIFT City, Gandhinagar, Gujarat 382355 or SIX Swiss Exchange Ltd, Pfingstweidstrasse 110, P.O. Box, CH-8021 Zurich, Switzerland.

DIRECTORS' REPORT

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2023 on BSE and NSE are set out in the following table:

Month	BSE			NSE			Total Volume on BSE and NSE
	High (₹)	Low (₹)	Volume	High (₹)	Low (₹)	Volume	
April-22	777.95	724.10	11,526,037	777.90	723.10	331,468,931	342,994,968
May-22	756.60	675.00	12,033,175	756.70	675.00	270,162,892	282,196,067
June-22	757.20	670.35	6,803,973	757.00	669.95	237,332,561	244,136,534
July-22	822.75	694.30	13,019,113	823.40	694.10	216,490,069	229,509,182
August-22	890.50	808.50	15,190,178	890.75	808.35	247,196,969	262,387,147
September-22	936.35	837.25	19,525,026	936.65	837.50	257,557,559	277,082,585
October-22	942.70	846.05	12,218,609	943.25	845.70	194,695,277	206,913,886
November-22	958.00	891.55	15,895,929	958.20	891.25	244,001,307	259,897,236
December-22	957.00	875.30	7,136,252	957.00	875.25	232,247,479	239,383,731
January-23	907.85	796.10	8,199,721	907.90	796.00	321,387,922	329,587,643
February-23	877.80	823.55	11,539,501	877.80	823.15	255,975,001	267,514,502
March-23	880.90	810.50	4,143,418	881.00	810.30	353,368,888	357,512,306
Fiscal 2023	**958.00**	**670.35**	**137,230,932**	**958.20**	**669.95**	**3,161,884,855**	**3,299,115,787**

The reported high and low closing prices and volume of ADSs of ICICI Bank traded during fiscal 2023 on the NYSE are given below:

Month	High (USD)	Low (USD)	Number of ADS traded
April-22	20.05	18.81	217,018,200
May-22	19.45	17.43	164,239,700
June-22	19.55	17.07	154,011,900
July-22	20.83	17.61	150,069,200
August-22	22.64	20.63	160,607,500
September-22	23.49	20.51	172,261,100
October-22	23.02	20.32	175,112,800
November-22	23.75	21.88	192,474,900
December-22	23.49	21.34	149,935,300
January-23	22.14	19.92	182,030,700
February-23	21.04	20.03	129,675,000
March-23	21.70	19.34	131,936,800
Fiscal 2023	**23.75**	**17.07**	**1,979,373,100**

DIRECTORS' REPORT

The performance of ICICI Bank equity shares relative to the S&P BSE Sensitive Index (Sensex), S&P BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2022 to March 31, 2023 is given in the following chart:



Share Transfer System, Dematerilisation of Shares and Liquidity

As per the SEBI mandate, securities of listed companies can be transferred/traded only in dematerialised form. In view of this and to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to dematerialised form. The Bank's equity shares are actively traded on the stock exchanges.

As required under Regulation 40(9) of the SEBI Listing Regulations, a certificate is obtained from a practicing Company Secretary and filed with BSE and NSE, where the equity shares of ICICI Bank are listed.

In terms of Regulation 76 of the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018 and SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002, as amended vide Circular No. CIR/MRD/DP/30/2010

dated September 6, 2010 an audit is conducted on a quarterly basis, for the purpose of, inter alia, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Audit Reports issued in this regard are placed before the Stakeholders Relationship Committee and filed with BSE and NSE, where the equity shares of ICICI Bank are listed.

Registrar and Transfer Agents

The Bank has appointed KFin Technologies Limited as its Registrar & Transfer Agent (R & T Agent) for equity shares in place of 3i Infotech Limited with effect from April 1, 2022. Investor services related queries/requests/grievances for equity shares may be directed to C Shobha Anand at the following address:

KFin Technologies Limited
Unit: ICICI Bank Limited
Selenium Building, Tower-B
Plot No. 31 & 32, Financial District
Nanakramguda, Serlingampally

DIRECTORS' REPORT

Hyderabad 500 032, Rangareddy
Telangana, India
Tel. No.:   +91-040-6716 2222
Fax No.:   +91-040-2342 0814
Toll free No.: 18003094001
WhatsApp No.: +91 910 009 4099
E-mail: einward.ris@kfintech.com
Website: https://ris.kfintech.com
Investor Support Centre: https://ris.kfintech.com/clientservices/isc

Details of other Service Centers of KFin Technologies Limited, R & T Agent for equity shareholders can be viewed at https://www.icicibank.com/about-us/investor-contact

3i Infotech Limited is the R & T Agent for the bonds/debentures issued by the Bank. Investor services related queries/requests/grievances for bonds/debentures may be directed to Vijay Singh Chauhan at the following address:

3i Infotech Limited
International Infotech Park, Tower # 5, 3rd Floor
Vashi Railway Station Complex, Vashi
Navi Mumbai 400 703, Maharashtra, India
Tel. No.: +91-22-7123 8034/35
Fax No.: +91-22-6792 8099
Toll free No.: 18601207777
E-mail: investor@icicibank.com
Website: https://www.3i-infotech.com/investors/

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Anindya Banerjee/Abhinek Bhargava
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-2653 6173
E-mail: ir@icicibank.com

Debenture Trustees

Pursuant to Regulation 53 of the SEBI Listing Regulations, the names and contact details of the debenture trustees for the public issue bonds and privately placed bonds of the Bank are given below:

Axis Trustee Services Limited
The Ruby, 2nd Floor, SW 29
Senapati Bapat Marg
Dadar West, Mumbai 400 028
Tel. No.: +91-22-2425 5202
debenturetrustee@axistrustee.com

IDBI Trusteeship Services Limited
Universal Insurance Building
Ground Floor, Sir P.M. Road
Fort, Mumbai 400 001
Tel. No.: +91-22-4080 7057
itsl@idbitrustee.com

The details are available on the website of the Bank at (https://www.icicibank.com/Personal-Banking/investments/icici-bank-bonds/index.page).

Bank's Customer Service

The Bank enables customers to avail of services through multiple channels.

- Customer care: Connect with us on 1800 1080. To know more, visit https://www.icicibank.com/customer-care?ITM=nli_cms_CONTACT_US_customer_care_menu_navigation

- Branch: Visit our branch for resolution.

- Website: Register a request on the Bank's website. For details, https://www.icicibank.com/personal-banking/insta-banking/internet-banking/list-of-service-requests

- Email: Write to us at customer.care@icicibank.com

- iMobile: Seek resolution using the IPAL chat bot.

DIRECTORS' REPORT

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2023

Shareholder Category	No. of Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,335,200,207	19.12
FIIs/FPIs	2,493,590,546	35.71
Insurance Companies	708,965,402	10.15
Bodies Corporate (includes Government Companies and Clearing Members)	86,091,473	1.23
Banks & Financial Institutions	6,770,790	0.10
Mutual Funds	1,657,737,819	23.74
Individuals, HUF, Trusts	461,669,391	6.61
NBFCs Registered with RBI	14,360,029	0.21
Provident Funds/Pension Funds	139,905,614	2.00
Alternate Investment Fund	34,313,941	0.49
IEPF	8,196,312	0.12
Others (includes NRIs, Foreign Companies, Foreign Banks, Foreign Nationals etc.)	36,014,207	0.52
Total	**6,982,815,731**	**100.00**

Shareholders of ICICI Bank with more than one percent holding (PAN based) at March 31, 2023

Name of the Shareholder	No. of Shares	% holding
Deutsche Bank Trust Company Americas*	1,335,200,207	19.12
Life Insurance Corporation of India	436,045,481	6.24
SBI Mutual Fund	401,128,311	5.74
ICICI Prudential Mutual Fund	201,266,391	2.88
Government of Singapore	193,927,441	2.78
HDFC Mutual Fund	168,757,184	2.42
NPS Trust	139,905,614	2.00
UTI Mutual Fund	133,817,521	1.92
Aditya Birla Sun Life Mutual Fund	98,216,059	1.41
Kotak Mahindra Mutual Fund	94,807,985	1.36
Dodge and Cox International Stock Fund	86,823,676	1.24
Nippon Life India Mutual Fund	83,529,717	1.20
SBI Life Insurance Company Limited	81,225,555	1.16
Europacific Growth Fund	78,969,116	1.13
Mirae Asset Mutual Fund	77,802,147	1.11
Axis Mutual Fund	73,313,274	1.05

* Deutsche Bank Trust Company Americas holds equity shares of ICICI Bank as depositary for ADS holders.

DIRECTORS' REPORT

Distribution of shareholding of ICICI Bank at March 31, 2023

Range - Shares	No. of Folios	%	No. of Shares	%
1 - 5,000	1,907,110	98.72	265,027,798	3.79
5,001 - 10,000	12,632	0.65	43,793,951	0.63
10,001 - 20,000	5,562	0.29	38,650,155	0.55
20,001 - 30,000	1,708	0.09	20,791,917	0.30
30,001 - 40,000	817	0.04	14,291,193	0.20
40,001 - 50,000	453	0.02	10,217,330	0.15
50,001 - 100,000	1,034	0.05	36,935,404	0.53
100,001 & Above	2,630	0.14	6,553,107,983	93.85
Total	**1,931,946**	**100.00**	**6,982,815,731**	**100.00**

Details of shares held in Demat and Physical form at March 31, 2023

Mode of holding	No. of Shares	%
Demat	6,969,342,942	99.81
Physical	13,472,789	0.19
Total	**6,982,815,731**	**100.00**

Details of shares/convertible instruments held by Non-Executive Directors

As on March 31, 2023, S. Madhavan and Vibha Paul Rishi (as joint holder) held 4,000 and 330 equity shares of ₹ 2.00 each respectively.

Disclosure with respect to shares lying in suspense account

The Bank has been transferring the shares lying unclaimed to the eligible shareholders as and when the request for the same has been received after proper verification. During the fiscal 2023, no shares were transferred from the suspense account. The Bank had 93,438 equity shares held by 467 shareholders lying in suspense account at the beginning and at the end of the fiscal 2023.

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Transfer of unclaimed dividend and shares to Investor Education & Protection Fund (IEPF)

Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, during fiscal 2023, dividend amount of ₹ 59.7 million remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Bank has been transferred to the IEPF.

Pursuant to Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, during fiscal 2023, 689,814 equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred to the designated demat account of the IEPF Authority.

The unclaimed dividend and the equity shares transferred to IEPF can be claimed by making an application in the prescribed form available on the website of IEPF at (www.iepf.gov.in).

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2017 and/or subsequent years are requested to submit their claims to KFin Technologies Limited without any delay.

The details of Nodal Officer and Deputy Nodal Officers appointed under the provisions of IEPF

DIRECTORS' REPORT

are available on the website of the Bank at: (https://nli.icicibank.com/NewRetailWeb/showUnclaimedForm.htm).

Outstanding GDRs/ADSs/Warrants or any Convertible instruments, conversion date and likely impact on equity

ICICI Bank has 667.6 million ADS (equivalent to 1,335.2 million equity shares) outstanding, which constituted 19.12% of ICICI Bank's total equity capital at March 31, 2023. There are no other convertible instruments outstanding as on March 31, 2023.

Commodity price risk or foreign exchange risk and hedging activities

The foreign exchange risk position including bullion is managed within the net overnight open position (NOOP) limit approved by the Board of Directors. The foreign currency assets of the Bank are primarily floating rate linked assets. Wholesale liability raising for foreign currencies takes place in USD or other currencies through bond issuances, bilateral loans and syndicated/club loans as well as refinance from Export Credit Agencies (ECA) which may be at a fixed rate or floating rate linked. In case of fixed rate long-term wholesale fund raising in USD, the interest rate risk is generally hedged through interest rate swaps wherein the Bank effectively moves the interest payments to a floating rate index in order to match the asset profile. In case of fund raising in non-USD currencies, the foreign exchange risk is hedged through foreign exchange swaps or currency interest rate swaps.

The extant RBI guidelines do not allow AD Category I Banks to take any market positions in commodity related activities. However, the extant guidelines allows Bank to import gold and silver in line with the RBI license and selling of imported gold/silver on outright basis to domestic clients or providing gold metal loan to jewellery manufacturers. ICICI Bank provides pricing and hedging of Gold Metal Loan to jewellery customers and such exposures are covered on a back-to-back basis with gold suppliers.

In view of the above, the disclosure pursuant to the SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2018/0000000141 dated November 15, 2018 is not required to be given.

Plant Locations – Not applicable

Address for Correspondence

Prachiti Lalingkar
Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-2653 8900
Fax No.: +91-22-2653 1230
E-mail: companysecretary@icicibank.com

The Bank is in compliance with requirements specified in Regulations 17 to 27 and clauses (b) to (i) and (t) of sub-regulation (2) of Regulation 46 of the SEBI Listing Regulations.

The Bank has also complied with the discretionary requirements such as maintaining a separate office for the Chairman at the Bank's expense, ensuring financial statements with unmodified audit opinion, separation of posts of Chairman and Chief Executive Officer and reporting of internal auditor directly to the Audit Committee.

Analysis of Customer Complaints

The required details as per the RBI Circular No. CEPD.CO.PRD.Cir.No.01/13.01.013/2020-21 dated January 27, 2021 are disclosed in note no. 53 of Schedule 18 of the financial statements.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this Report, a certificate obtained from the statutory auditors regarding compliance of conditions of Corporate Governance as stipulated in the SEBI Listing Regulations.

SHARE BASED EMPLOYEE BENEFITS SCHEME(S)

(a) *ICICI Bank Employees Stock Option Scheme - 2000*

ICICI Bank has an Employees Stock Option Scheme - 2000 (Scheme 2000) which was instituted in fiscal 2000 to enable the employees and Wholetime Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee

DIRECTORS' REPORT

stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by the Board Governance, Remuneration & Nomination Committee and noted/approved by the Board as the case maybe.

The Scheme was initially approved by the Members at their meeting held on February 21, 2000 and amended from time to time.

The Bank has upto March 31, 2023 granted 612.29 million stock options from time to time aggregating to 8.77% of the issued equity capital of the Bank at March 31, 2023. As per the Scheme 2000, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 698.28 million shares of face value ₹ 2.00 each at March 31, 2023).

Particulars of options granted by ICICI Bank as on March 31, 2023 are given below:

Number of options outstanding[1] at the beginning of the year	237,197,999
Number of options granted during the year	25,793,500
Number of options forfeited/ lapsed during the year	3,921,340
Number of options vested during the year	29,953,785
Number of options exercised during the year	34,044,356
Number of shares arising as a result of exercise of options	34,044,356
Money realised by exercise of options during the year (₹)	9,420,690,715
Number of options outstanding[1] at the end of the year	225,025,803
Number of options exercisable at the end of the year	172,938,533

[1] options granted less exercised less lapsed

Till March 31, 2021, the Bank recognised cost of stock options granted under Scheme 2000, using intrinsic value method. Pursuant to RBI clarification dated August 30, 2021, the cost of stock options granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option, volatility, risk free rate and dividend yield. The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with Accounting Standard 20 (AS-20) for the year ended March 31, 2023 was ₹ 44.89 compared to basic EPS of ₹ 45.79.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2022	Year ended March 31, 2023
Risk-free interest rate	5.34% to 6.53%	5.99% to 7.37%
Expected life	3.55 to 5.55 years	3.23 to 5.23 years
Expected volatility	35.38% to 39.41%	34.79% to 38.98%
Expected dividend yield	0.18% to 0.30%	0.27% to 0.72%

The weighted average fair value, based on Black-Scholes model, of options granted under Scheme 2000 during the year ended March 31, 2023 was ₹ 291.15 (year ended March 31, 2022: ₹ 227.75) and the weighted average exercise price of options granted during the year ended March 31, 2023 was ₹ 747.92 (year ended March 31, 2022: ₹ 570.43).

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based

DIRECTORS' REPORT

on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

(b) ICICI Bank Employees Stock Unit Scheme - 2022

The Board of Directors of ICICI Bank at its Meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (Scheme 2022). The Scheme 2022 was approved by the Members at the Annual General Meeting held on August 30, 2022.

The key objectives of the Scheme 2022 are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of Bank's select unlisted wholly owned subsidiaries with the following key considerations:

i.   to enable employees' participation in the business as an active stakeholder to usher in an 'Owner-Manager' culture and to act as a retention mechanism;

ii. to enhance motivation of employees; and

iii. to enable employees to participate in the long term growth and financial success of the Bank.

The Scheme 2022 is in compliance with the SEBI SBEB & SE Regulations.

Maximum of 100,000,000 Units, shall be granted in one or more tranches over a period of 7 years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the Unit holder one fully paid-up equity share of face value of ₹ 2.00 of the Bank (as adjusted for any changes in capital structure of the Bank) against each Unit exercised and accordingly, up to 100,000,000 equity shares of face value of ₹ 2.00 each shall be allotted to all eligible employees taken together under the Scheme 2022.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of 4 years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2.00 for each unit (as adjusted for any changes in capital structure of the Bank).

No units were granted under the Scheme 2022 during fiscal 2023.

The detailed disclosures as stipulated under Regulation 14 of the SEBI SBEB & SE Regulations will be hosted on the website of the Bank at (https://www.icicibank.com/about-us/other-policies).

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The Bank has undertaken various initiatives for energy conservation at its premises. A detailed write up is given in the Environmental, Social and Governance Report of fiscal 2023 which will be available on the website of the Bank at (https://www.icicibank.com/about-us/annual) and in the Natural Capital chapter in the Integrated Report section of the Annual Report 2022-23. The Bank has used information technology extensively in its operations; for details refer to the chapter Our Business Strategy in the Integrated Report section of the Annual Report 2022-23.

SECRETARIAL STANDARDS

Your Bank is in compliance with the Secretarial Standard on Meetings of the Board of Directors (SS-1) and Secretarial Standard on General Meetings (SS-2) for the financial year ended March 31, 2023.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed, along with proper explanation relating to material departures;

2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;

3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;

4. that they have prepared the annual accounts on a going concern basis;

DIRECTORS' REPORT

5. that they have laid down internal financial controls to be followed by the Bank and that such internal financial controls are adequate and were operating effectively; and

6. that they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies, depositories and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation to all the employees whose outstanding professionalism, commitment and initiative have made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Girish Chandra Chaturvedi
Chairman
June 29, 2023   DIN: 00110996

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2023.

Sandeep Bakhshi
Managing Director & CEO
April 22, 2023   DIN: 0109206

DIRECTORS' REPORT
ANNEXURE A

FORM No. MR-3

SECRETARIAL AUDIT REPORT
FOR THE FINANCIAL YEAR ENDED MARCH 31, 2023

[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No. 9 of the Companies
(Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

ICICI Bank Limited

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by ICICI Bank Limited (hereinafter called the Company/the Bank). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company, to the extent the information provided by the Company, its officers, agents and authorised representatives during the conduct of secretarial audit, the explanations and clarifications given to us and the representations made by the Management and considering the relaxations granted by the Ministry of Corporate Affairs and Securities and Exchange Board of India warranted due to the spread of the COVID-19 pandemic, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2023, generally complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records made available to us and maintained by the Company for the financial year ended on March 31, 2023 according to the provisions of:

(i) The Companies Act, 2013 ('the Act') and the rules made thereunder;

(ii) The Securities Contract (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):

(a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

(c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

(d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

(e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021;

(f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client; (Not applicable to the Company during the audit period);

(g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; (Not applicable to the Company during the audit period);

(h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 (Not applicable to the Company during the audit period);

(i) The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

DIRECTORS' REPORT

(j) The Securities and Exchange Board of India (Bankers to an Issue) Regulations, 1994;

(k) The Securities and Exchange Board of India (Debenture Trustee) Regulations, 1993;

(l) The Securities and Exchange Board of India (Custodian) Regulations, 1996;

(m) The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019;

(n) The Securities and Exchange Board of India (Stock Brokers) Regulations, 1992; and

(o) The Securities and Exchange Board of India (Depositories and Participant) Regulations, 2018;

(vi) Other laws applicable specifically to the Company namely:

(a) The Banking Regulation Act, 1949, Master Circulars, Notifications and Guidelines issued by the RBI from time to time;

(b) The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002;

(c) The Recovery of Debts Due to Banks and Financial Institutions Act, 1993;

(d) The Shops and Establishments Act, 1953

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India with respect to board and general meetings.

(ii) The Listing Agreements entered into by the Company with BSE Limited and National Stock Exchange of India Limited read with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

During the period under review, the Company has generally complied with the provisions of the Act, Rules, Regulations, Guidelines, standards etc. mentioned above.

We report that:

The National Stock Exchange of India Limited and BSE Limited have levied a fine of ₹ 11,800 each for delay in submitting the notice of record date in one instance under Regulation 60(2) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The Bank

paid fines to both the stock exchanges and filed for waiver of the fine. BSE and NSE has vide its communication dated March 31, 2023 and May 15, 2023 respectively, waived the fine.

We further report that:

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice was given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

In respect of meetings held at short notice or meetings for which the agenda notes (other than those relating to Unpublished Price Sensitive Information (UPSI)) were sent at a notice of less than 7 days, the unanimous consent of the Board/Committee was taken for discussion of the said agenda items and the same has been recorded in the minutes.

Decisions at the Meetings of the Board of Directors and of the Committees thereof were taken with requisite majority.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that the following events occurred during the audit period which have a major bearing on the Company's affairs in pursuance of the laws, rules, regulations, guidelines, standards etc. referred to above:

1. During the financial year ended March 31, 2023, the Bank has redeemed various series of debentures in the nature of Public issue bonds, Private placement bonds and Pension bonds aggregating to ₹ 59,04,78,39,918/- and has complied with the applicable laws.

2. Done a secondary listing of following foreign currency bonds issued under US $7,500,000,000 GMTN Programme and listed on Singapore Exchange Securities Trading Limited, on Global Securities Market platform at India International Exchange (IFSC) Limited (India INX):

DIRECTORS' REPORT

ISIN Number 144A	ISIN No. Reg S	Amount	Date of Issuance	Date of Maturity
-	XS1576750951	US$ 650,000,000	March 9, 2017	September 9, 2022
US45112EAG44	US45112FAJ57	US$ 800,000,000	March 18, 2016	March 18, 2026
US45112EAH27	US45112FAM86	US$ 500,000,000	December 14, 2017	December 14, 2027

3. Issued and allotted:

- 21,000 senior unsecured redeemable long term bonds in the nature of debentures aggregating to ₹ 2,100.00 crores on private placement basis

- 50,000 senior unsecured redeemable long term bonds in the nature of debentures aggregating to ₹ 5,000.00 crores on private placement basis

4. During the financial year ended March 31, 2023, the Bank has allotted 34,044,356 equity shares of face value of ₹ 2 each under the Employee Stock Option Scheme.

For Parikh Parekh & Associates
Company Secretaries

P. N. Parikh
Partner
FCS No.: 327 CP No.: 1228
Place: Mumbai | UDIN: F000327E000380806
Date: May 25, 2023 | PR No.: 723/2020

This Report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

DIRECTORS' REPORT

'ANNEXURE A'

To,
The Members,
ICICI Bank Limited

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.

2. We have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the process and practices, we followed provide a reasonable basis for our opinion.

3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.

4. Where ever required, we have obtained the Management representation about the Compliance of laws, rules and regulations and happening of events etc.

5. The Compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedure on test basis.

6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

For Parikh Parekh & Associates
Company Secretaries

P. N. Parikh
Partner
FCS No.: 327 CP No.: 1228

Place: Mumbai   UDIN: F000327E000380806
Date: May 25, 2023   PR No.: 723/2020

DIRECTORS' REPORT
ANNEXURE B

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

[Pursuant to Regulation 34(3) and Para C (10)(i) of Schedule V to the SEBI
(Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,
The Members of
ICICI Bank Limited
ICICI Bank Tower,
Near Chakli Circle,
Old Padra Road,
Vadodara - 390007

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of ICICI Bank Limited having CIN L65190GJ1994PLC021012 and having registered office at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390007 (hereinafter referred to as 'the Company'), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with clause 10(i) of Para C of Schedule V to the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ended March 31, 2023 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India or the Ministry of Corporate Affairs or any such other statutory authority.

Sl. No	Name of the Director as on March 31, 2023	DIN	Category of Directorship	Date of Appointment
1.	Mr. Girish Chandra Chaturvedi	00110996	Non-Executive - Independent Director	July 01, 2018
2.	Mr. Hari L. Mundra	00287029	Non-Executive - Independent Director	October 26, 2018
3.	Mr. S. Madhavan	06451889	Non-Executive - Independent Director	April 14, 2019
4.	Ms. Neelam Dhawan	00871445	Non-Executive - Independent Director	January 12, 2018
5.	Mr. Radhakrishnan Nair	07225354	Non-Executive - Independent Director	May 02, 2018
6.	Mr. B. Sriram	02993708	Non-Executive - Independent Director	January 14, 2019
7.	Mr. Uday Chitale	00043268	Non-Executive - Independent Director	January 17, 2018
8.	Ms. Vibha Paul Rishi	05180796	Non-Executive - Independent Director	January 23, 2022
9.	Mr. Sandeep Bakhshi	00109206	Managing Director & Chief Executive Officer	October 15, 2018
10.	Mr. Anup Bagchi	00105962	Wholetime Director	February 01, 2017
11.	Mr. Sandeep Batra	03620913	Wholetime Director	December 23, 2020
12.	Mr. Rakesh Jha	00042075	Wholetime Director	September 02, 2022

DIRECTORS' REPORT

Ensuring the eligibility for the appointment/continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For M/s Vinod Kothari & Company
Practicing Company Secretaries
Unique Code: P1996WB042300

Vinita Nair
Senior Partner
Membership No.: F10559
C P No.: 11902
Place: Mumbai
Peer Review Certificate No.: 781/2020
Date: April 22, 2023
UDIN: F010559E000168772

DIRECTORS' REPORT
ANNEXURE C

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ACTIVITIES

1. **Brief outline on CSR Policy of the Company**

   Corporate Social Responsibility (CSR) has been a long-standing commitment at ICICI Bank and forms an integral part of our activities. The Bank's contribution to social sector development includes several pioneering interventions, and is implemented through the involvement of stakeholders within the Bank, the Group and the broader community. The Bank established the ICICI Foundation for Inclusive Growth (ICICI Foundation) in 2008 with a view to significantly expand the ICICI Group's activities in the area of CSR. Over the last few years, ICICI Foundation has developed significant projects in specific areas, and has built capabilities for direct project implementation as opposed to extending financial support to other organisations.

   ICICI Bank's objective is to proactively support meaningful socio-economic development in India and enable a larger number of people to participate in and benefit from India's economic progress. This is based on the belief that growth and development are effective only when they result in wider access to opportunities and benefit a broader section of the society. ICICI Bank's approach is to identify critical areas of development that require investments and intervention, and which can help to realize India's potential for growth and prosperity.

   The CSR Policy of the Bank sets the framework guiding the Bank's CSR activities. It outlines the governance structure, operating framework, monitoring mechanism, guiding principles for selecting CSR projects and CSR activities that could be undertaken. The Bank's CSR activities are largely focused in the areas of healthcare, environment, societal development, supporting sustainable livelihoods, creating social awareness and activities like disaster relief or other activities under Schedule VII of the Companies Act, 2013 ("the Act").

   The CSR Policy was last approved by the Committee in April 2021. The web-link to the Bank's CSR Policy is: https://www.icicibank.com/about-us/corporate-social-responsibility

2. **Composition of the CSR Committee**

Sr. No.	Name of Director	Designation/Nature of Directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1.	Girish Chandra Chaturvedi *(Chairman of CSR Committee)*	Non-Executive (part-time) Chairman / Independent Director	4	4
2.	Radhakrishnan Nair	Independent Director	4	4
3.	Uday Chitale	Independent Director	4	4
4.	Vibha Paul Rishi	Independent Director	4	4
5.	Anup Bagchi *(upto April 30, 2023)*	Executive Director	4	4

3. **Provide the web-link where Composition of CSR Committee, CSR Policy and CSR projects approved by the Board are disclosed on the website of the Company**

   Link to the Bank's CSR page is:

   https://www.icicibank.com/about-us/corporate-social-responsibility

DIRECTORS' REPORT

4. Provide the executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable

The Bank conducted impact assessment through external agencies of eight projects undertaken in fiscal 2022. Of these, six projects were implemented through ICICI Foundation and two projects were directly implemented by the Bank.

Projects implemented through ICICI Foundation were:

- Dialysis machines provided to select hospitals in seven states

- Funds provided for surgeries/procedures to Sri Sathya Sai Hospital

- Livelihood project through e-rickshaws distribution

- ASHA worker programme

- Education project 'Prabal Super-50'

- Project 'Connectivity through bridge'

Projects directly implemented by the Bank were:

- The financial inclusion programme

- Social awareness programme.

The executive summary of impact assessment of the projects as referred above is provided in Annexure 1 of the Annual Report on CSR.

Link to the impact assessment reports on the Bank's website:

https://www.icicibank.com/about-us/corporate-social-responsibility

5. **(a) Average net profit of the Company as per sub-section (5) of Section 135**

₹ 200.43 billion

(b) Two percent of average net profit of the Company as per sub-section (5) of Section 135

₹ 4,008.5 million

(c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years

₹ 139.9 million

(d) Amount required to be set-off for the financial year, if any

₹ 70.0 million

(e) Total CSR obligation for the financial year [(b)+(c)-(d)]

₹ 4,078.4 million

6. **(a) Amount spent on CSR Projects (both ongoing project and other than ongoing projects)**

₹ 4,625.6 million (Excludes surplus arising from CSR projects of previous financial year and spent in fiscal 2023)

(b) Amount spent in Administrative Overheads

Nil

(c) Amount spent on Impact Assessment, if applicable

₹ 1.0 million

(d) Total amount spent for the Financial Year [(a) + (b) +(c)]

₹ 4,626.6 million (Excludes surplus arising from CSR projects of previous financial year and spent in fiscal 2023)

(e) CSR amount spent or unspent for the Financial Year

Total amount spent in fiscal 2023 (in ₹ million)	Amount unspent (in ₹)				
	Total amount transferred to Unspent CSR Account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount	Date of transfer	Name of the Fund	Amount	Date of transfer
4,626.6*	Nil	-	-	Nil	-

Excludes surplus arising from CSR projects of previous financial year and spent in fiscal 2023.

DIRECTORS' REPORT

(f) *Excess amount for set-off, if any*

Sr. No.	Particular	Amount (in ₹ million)
(1)	(2)	(3)
(i)	2% of average net profit of the Company as per Section 135(5)	3,938.5*
(ii)	Total amount spent for the financial year	4,766.5#
(iii)	Excess amount spent for the financial year [(ii)-(i)]	828.0
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	139.9
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	688.1

* Adjusted for the excess amount of ₹ 70.0 million spent during fiscal 2022 and available for set off in fiscal 2023
 # Includes amount spent towards surplus arising from CSR projects of previous financial year

7. **Details of Unspent Corporate Social Responsibility amount for the preceding three Financial Years**

    Not applicable

8. **Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year**

    Yes, the details will be available on the Bank's website at https://www.icicibank.com/about-us/annual

9. **Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per sub-section (5) of Section 135**

    Not applicable

Sandeep Batra
Executive Director
DIN: 03620913

Girish Chandra Chaturvedi
CSR Committee Chairman
DIN: 00110996

June 29, 2023

DIRECTORS' REPORT

ANNEXURE 1: SUMMARY OF IMPACT ASSESSMENT STUDY

1. Dialysis machines provided to select hospitals in seven states

The dialysis project aimed to develop a sustainable and collaborative ecosystem for providing access to affordable and high-quality dialysis services to renal patients. The initiative, implemented through ICICI Foundation, was expected to benefit those who had less or no access to these facilities. The Bank provided 211 dialysis machines to 76 hospitals in seven states during fiscal 2022. The project was implemented in a public-private partnership mode, with infrastructure and consummables being made available by the government and dialysis machines being funded by the Bank.

Key findings of the study were as follows:

- On an average, two to three shifts of dialysis were done in a day, with no major breakdown issues with the machines.

- The programme has made dialysis services accessible and affordable to the very poor and marginal communities in remote locations. Most of the patients were from below poverty line and received services at a nominal price.

- The Social Return on Investment (SROI) in the project was significant with every ₹ 1.00 invested contributing to a social return of ₹ 25.5 over a 10-year period.

2. Funds provided for surgeries/procedures to Sri Sathya Sai Hospital

As part of the focus on healthcare, the Bank, through ICICI Foundation, had provided funds to Sri Sathya Sai Sanjeevani Hospital (SSSSH) for heart treatment of children. The funds could support 400 child heart surgeries, which is provided free of cost by the hospital. The assessment focused on understanding the utilization of funds and the manner in which it had contributed towards improving the lives of the beneficiaries.

Key findings of the study were:

- The 400 beneficiaries were from 15 states, with maximum from Uttar Pradesh, Bihar, Maharashtra, Odisha and Madhya Pradesh.

- 60% children were less than five years of age and 30% were in the age-cohort of 5-12 years; 58% of those treated were boys and 42% were girls.

- Most of the people who received services were from economically weaker section and other backward and scheduled castes. The support extended made paediatric cardiac care accessible and affordable to these people who could not afford the treatment.

- Of the families surveyed, 45% were from below poverty line, with average monthly income of around ₹ 12,000.

- Contribution to SSSSH gave an SROI value of 19:1.

3. Livelihood project through e-rickshaws distribution

This project was undertaken through ICICI Foundation in collaboration with the Kaushambi district administration in Uttar Pradesh. The local district authority introduced a Garib Sarthi Yojana in December 2021 to provide sustainable source of income to the underserved and marginalized communities in the district. As part of the initiative, electric rickshaws (e-rickshaws) were made available to families below poverty line from rural and urban areas. The funding was for procurement of the e-rickshaws.

Key impact of the project were:

- 74% of the beneficiaries belonged to the socially marginalized sections of society.

- Around 80% of the beneficiaries were involved in low-paying jobs such as farming or daily wage labour.

- 80% of the beneficiaries stated that income had increased post the programme, and 90% of them earned more than ₹ 7,000 per month from the e-rickshaws.

- 63% of the beneficiaries had seen an improvement in their lifestyle sufficing through material well-being in terms of assets procured and living conditions.

DIRECTORS' REPORT

- 60% beneficiaries indicated they were able to save from the income earned.

- At the time of the survey, 70% of the beneficiaries had started using the e-rickshaws commercially.

- A drawback noted by the study was that over 60% of the beneficiaries received their e-rickshaws after 11 months from submission of their application.

4. **ASHA worker programme**

   With a view to strengthen the primary healthcare efforts for women and children undertaken through ASHA workers, the Bank, through ICICI Foundation, provided support to 75,000 ASHA workers in fiscal 2022. The women workers were provided with materials like bags, information booklet, education and communication material, charts for maintaining records, registers, and other such material that would help them in effective delivery of support for maternal and child health. The programme was implemented in all districts of Maharashtra.

   Key impact of the project were as follows:

   - 90% of ASHA workers regularly used the kits for counselling and home visits.

   - 82% of ASHA workers indicated that they were able to correctly answer majority of the queries relating to ante-natal care, and 78% indicated they could appropriately respond to queries relating to post-natal care.

   - 88% ASHA workers reported that maternal and child health monitoring improved using the kits.

   - 62% informed that they were able to prevent complications faced by women during pregnancy through regular monitoring.

   - The SROI for the project was ₹ 12.13 for every rupee spent.

5. **Education project 'Prabal Super-50'**

   The Prabal SUPER-50 project supported children of army personnel by providing one-year free residential boarding, coaching and mentoring for medical entrance exam (NEET) preparation. The project was executed through ICICI Foundation. The key stakeholders were the army that provided the basic infrastructure, Centre for Social Responsibility and Leadership (CSRL) which was the implementing partner and ICICI Foundation which ensured the financial stability of the project.

   Some key insights from the project were:

   - The programme delivered 100% pass rate of the students who appeared for the NEET 2022 exam.

   - 77% of the students were children of retired army personnel and 23% were of personnel in-service.

   - 100% of the students confirmed coaching was in line with the NEET syllabus.

   - 96% of students rated the residential facilities provided at the campus as '4 and above' (out of 5).

   - 19% of the students have been placed in elite government medical colleges.

6. **Project 'Connectivity through bridge'**

   Under this project, 11 bridges were installed over streams and other water bodies in the hilly areas of Uttarakhand, primarily, Almora, Champawat, Nainital, Rudraprayag, and Uttarkashi in collaboration with Himalayan Environmental Studies and Conservation Organization (HESCO). The project aimed at providing a bridge for rural connectivity in the mountainous region and positively contributing to the socio-economic and ecological factors for the local people.

   Some key impact of the project for the local people were:

   - Increased access to markets, timely delivery of goods and reduction in spoilage of goods due to improved access to transportation.

   - Improvement in the access to health services, educational services, market, and farm for local people.

   - Reduction in transportation time, cost due to improved access to road, bridge and availability of alternative shorter route.

   - Reduction in accidents and risks involved, especially during monsoon.

   - Ease in the availability of emergency services.

DIRECTORS' REPORT

7. The financial inclusion programme

Financial inclusion programme has been implemented by the Bank for ensuring access to financial services, timely and adequate credit for vulnerable groups such as weaker sections and low-income groups at an affordable cost. The Bank has taken several steps towards this goal, including using a network of Business Correspondents (BCs) and branches, offering digital payment solutions, and encouraging customers to conduct digital transactions.

The key findings are:

• 44% of respondents developed habit of saving and planning expenses. Majority were not able to do so due to low and unstable income.

• 68% found accessing financial services to be convenient.

• 73% of respondents informed that knowledge of various financial services and products improved with the assistance of the BCs.

• By providing access to financial services and to government schemes, the program has helped marginalized families improve their standard of living.

8. Social Awareness Programme

The social awareness programme of the Bank aims to spread messages and improve awareness on road safety, sanitation, environment and others, and bring about a behavioral change among people to make them socially responsible citizens. In this programme, various signage and boards were placed at several locations across India. The Bank collaborated with local government bodies to ensure that the messages were relevant and contextualized to the local population. In fiscal 2022, the project involved installation of 3,500 boards at over 43 different sites/locations in Pune, Bangalore, Chennai and Kolkata.

The key findings of the assessment were:

• The programme met three of the MCA's approved activities under Schedule VII (Section 135) of the Companies Act, 2013 and four areas of national policies.

• The programme was aligned with seven UN Sustainable Development Goals (SDGs) which include good health and well-being, quality education, clean water and sanitation, sustainable cities and communities, responsible consumption and production, life below water and life on land.

• The programme also aligned with three of the National Guidelines on Responsible Business Conduct Principles under SEBI's Business Responsibility & Sustainability Report (BRSR).

• The daily effective circulation (DEC), which is the average number of people passing by, was observed to be more than 1.48 crore. This implies an annual visibility impression of 176 crore.

• One of the recommendations in the report is to appropriately size and place the display board in heavy traffic areas to improve visibility and effectiveness of the social message.

• The Program also aligns with the SEBI's BRSR principles pertaining to protection and restoration of environment and promoting inclusive growth and equitable development.

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of
ICICI Bank Limited

We have examined the compliance of conditions of Corporate Governance by ICICI Bank Limited (the 'Bank'), for the year ended March 31, 2023, as stipulated in regulations 17 to 27 and clauses (b) to (i) and (t) of regulation 46(2) and paragraphs C, D, E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations') and as amended from time to time.

MANAGEMENT'S RESPONSIBILITY

The compliance of conditions of Corporate Governance is the responsibility of the management. This responsibility includes the design, implementation, and maintenance of internal control procedures to ensure compliance with the conditions of the Corporate Governance stipulated in the Listing Regulations.

AUDITOR'S RESPONSIBILITY

Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Bank for ensuring compliance with the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

We have examined the books of account and other relevant records and documents maintained by the Bank for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Bank.

We have carried out an examination of the relevant records of the Bank in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

OPINION

Based on our examination of the relevant records and according to the information and explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) and (t) of regulation 46(2) and paragraphs C, D, E of Schedule V of the Listing Regulations during the year ended March 31, 2023, as applicable.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For **M S K A & Associates**
Chartered Accountants
ICAI Firm Registration No. 105047W

Tushar Kurani
Membership No.: 118580
UDIN: 23118580BGXRQX8542

Place: Mumbai
Date: June 21, 2023

For **KKC & Associates LLP**
Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105146W/W100621

Gautam Shah
Membership No.: 117348
UDIN: 23117348BGSZJJ6336

Place: Mumbai
Date: June 21, 2023

MANAGEMENT DISCUSSION & ANALYSIS

OPERATING ENVIRONMENT

Global growth momentum is expected to slow from 2.7% year-on-year in calendar year 2022 to 2.1% in calendar year 2023 led primarily by a weaker outlook in developed market (DM) economies with risks to the outlook being to the downside. The lagged effect of monetary tightening undertaken over calendar year 2022 along with weakening credit markets will work as the main headwinds in terms of pulling global growth lower. At the same time, headline inflation is expected to drop-off reflecting easing in supply-side inflation pressures. However, DM core inflation remains elevated and a concern that will restrict the ability of DM central banks to turn accommodative over calendar year 2023. Risks to the global growth outlook are to the downside reflected in: (a) possibility of further strain in the DM banking sector and (b) a further escalation in geo-political tensions.

Domestically, India recovered from the Covid-19 pandemic as the third wave started receding from January 2022. However, just when the Covid-19 pandemic was getting over, the world witnessed another major shock in the form of the Russia-Ukraine crisis, leading to a spike in commodity prices. The subsequent sanctions on Russia further disrupted commodity markets, increased volatility and uncertainty, and kept an upward pressure on inflation. Consequently, domestic inflation averaged 6.7% during fiscal 2023, putting pressure on consumption growth. Overall, India's Gross Domestic Product (GDP) grew 7.2% in fiscal 2023 mainly driven by strong investments and exports growth.

Growth

In the fourth quarter of fiscal 2023, India's real Gross Value Added (GVA) grew 6.5% year-on-year. Real GDP growth came at 6.1% year-on-year in the fourth quarter of fiscal 2023, taking fiscal 2023 growth to 7.2%. The notable development emerged from industry (particularly manufacturing) which recorded higher growth than implied in the Second Advance Estimates (SAE) due to a turnaround in profitability on the back of lower raw material prices. Agriculture recorded a growth of 5.5% year-on-year during the fourth quarter of fiscal 2023, the highest quarterly growth since March 2020. Services sector grew 6.9% year-on-year, mainly due to an uptick in trade and travel services. From the expenditure side, consumption recorded muted growth. Private consumption grew just 2.8% year-on-year, while government consumption grew

2.3% year-on-year. Investments, as represented by real Gross Fixed Capital Formation (GFCF), grew 8.9% year-on-year up from 8.0% in the third quarter and 4.9% in the fourth quarter of fiscal 2023 on the back of infrastructure thrust by the government and good growth in capital expenditure.

Inflation

Inflation, as measured by the Consumer Price Index (CPI), softened from 7.0% year-on-year in March 2022 to 5.7% year-on-year in March 2023, compared to an average inflation of 6.7% year-on-year in fiscal 2023. Food inflation too eased to 4.2% year-on-year, while core inflation was lower at 5.2% year-on-year. The most important factor working in favour of inflation is lower global commodity and oil prices. Given the above backdrop along with muted commodity prices, inflation estimates have been lowered to 5.1% year-on-year in fiscal 2024 as compared to 5.3% earlier. However, upside risks due to a below normal rainfall (led by El-Nino) could push the food prices higher in case of pulses and rice.

Interest rates

In May 2022, the Monetary Policy Committee (MPC) delivered its first post-pandemic hike of 40 basis points, taking the repo rate to 4.4%. More rate hikes followed: 50 basis points in June 2022, 50 basis points in August 2022, 50 basis points in September 2022, 35 basis points in December 2022 and 25 basis points in February 2023, taking the cumulative rate hikes to 250 basis points during fiscal 2023. However, the MPC surprised markets by keeping the policy rate unchanged at 6.5% in the meeting held in April 2023, while the stance remained unchanged. System liquidity reduced from an average of 6.39 trillion in March 2022 to 32.36 billion in March 2023. The transmission of monetary policy resulted in increase in interest rates in the banking system. Between April 2022 and March 2023, the weighted average lending rate (WALR) of commercial banks on fresh rupee loans increased by 169 basis points.

Financial markets

During fiscal 2023, the Rupee depreciated by 8.4% from ₹ 75.79 per USD at March 31, 2022 to ₹ 82.18 per USD at March 31, 2023. With the global turmoil due to the continuing Russia-Ukraine war, the Rupee touched ₹ 82.99 per USD at October 19, 2022. The benchmark S&P BSE Sensex increased by 0.7% during fiscal 2023 compared to

MANAGEMENT DISCUSSION & ANALYSIS

18.3% in fiscal 2022. The yields on the benchmark 10-year government securities increased from 6.84% at March 31, 2022 to 7.31% at March 31, 2023. The yield fluctuated during the year, with the highest at 7.62% on June 16, 2022. It cooled down to 7.29% by July 6, 2022.

Banking sector trends

Non-food credit of the banking system displayed robust growth during fiscal 2023, with growth of 15.4% compared to 8.7% in fiscal 2022, with incremental credit growth of ₹ 18.2 trillion in the year. With the latest sectoral break-up of credit data available till April 2023, credit growth was led by services (21.6% year-on-year) and personal credit (19.4% year-on-year). In addition, industry credit also showed an uptick in growth at 7.0% year-on-year.

According to RBI's Financial Stability Report of December 2022, non-performing assets (NPAs) of scheduled commercial banks continued to decline in fiscal 2023, with gross NPA ratio at 5.0% and net NPA ratio at 1.3% at September 30, 2022 compared to a gross NPA ratio of 6.9% and net NPA ratio of 2.3% at September 30, 2021. Restructuring of loans for the MSME sector impacted by the second Covid-19 wave under Resolution Framework 2.0 stood at 2.3% of total MSME advances as on September 30, 2022.

Outlook

The MPC expectedly kept the repo rate unchanged at the June 2023 review. It also kept the stance of monetary policy unchanged at 'withdrawal of accommodation'. A long pause on rates by the MPC is expected, with rate cuts possible in the first few months of calendar year 2024.

STRATEGY

In fiscal 2023, the Bank maintained its strategic focus on profitable growth in business within the guardrails of risk and compliance. The Bank grew its credit portfolio with a focus on granularity and saw healthy growth across retail, business banking and wholesale portfolios. The Bank continued to focus on holistically serving its clients and their ecosystems. The Bank sought to maintain and enhance its liability franchise. The Bank focused on maintaining a strong balance sheet, with robust liquidity, prudent provisioning and healthy capital adequacy. The Bank's capital adequacy ratios were significantly above regulatory requirements as of March 31, 2023.

Going forward, the Bank would focus on maximizing the profit before tax (excluding treasury gains) within the guardrails of compliance and risk management. The Bank believes there are significant opportunities for profitable growth across various sectors of the Indian economy. The Risk Appetite and Enterprise Risk Management framework articulates the Bank's risk appetite and drills it down into a limit framework for various risk categories. The Bank will focus on growing its loan portfolio in a granular manner with a focus on risk and reward, with return of capital and containment of provisions within targeted levels being a key imperative. There are no specific targets for loan mix or segment-wise loan growth. The Bank would aim to continue to grow its deposit franchise, maintain a stable and healthy funding profile and competitive advantage in cost of funds.

See also "Integrated Report – Our Business Strategy".

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

Profit before tax (excluding treasury gains) increased by 43.0% from 297.06 billion in fiscal 2022 to 424.73 billion in fiscal 2023. Core operating profit (i.e. profit before provisions and tax, excluding treasury gains) increased by 28.1% from ₹ 383.47 billion in fiscal 2022 to ₹ 491.39 billion in fiscal 2023 primarily due to an increase in net interest income by ₹ 146.63 billion and fee income by ₹ 23.14 billion, offset, in part, by an increase in operating expenses by ₹ 61.40 billion. Provisions and contingencies (excluding provision for tax) decreased by 22.9% from ₹ 86.41 billion in fiscal 2022 to ₹ 66.66 billion in fiscal 2023. Gains from treasury-related activities decreased from a gain of ₹ 9.03 billion in fiscal 2022 to a loss of ₹ 0.52 billion in fiscal 2023. Profit after tax increased from ₹ 233.39 billion in fiscal 2022 to ₹ 318.96 billion in fiscal 2023.

Net interest income increased by 30.9% from ₹ 474.66 billion in fiscal 2022 to ₹ 621.29 billion in fiscal 2023 due to an increase in the net interest margin (NIM) and an increase in the average interest-earning assets.

Fee income increased by 14.8% from ₹ 156.87 billion in fiscal 2022 to ₹ 180.01 billion in fiscal 2023. Dividend from subsidiaries/joint ventures/associates decreased by 2.5% from ₹ 18.29 billion in fiscal 2022 to ₹ 17.84 billion in fiscal 2023. Operating expenses increased by 23.0% from ₹ 267.33 billion in fiscal 2022 to ₹ 328.73 billion in fiscal 2023.

MANAGEMENT DISCUSSION & ANALYSIS

Provisions and contingencies (excluding provision for tax) decreased by 22.9% from ₹ 86.41 billion in fiscal 2022 to ₹ 66.66 billion in fiscal 2023 primarily due to a write-back of provision for non-performing and other assets, offset, in part, by an increase in contingency provisions made on a prudent basis, and provision for investments. There was a write-back of ₹ 6.23 billion in provision for non-performing and other assets in fiscal 2023 compared to a provision of ₹ 61.64 billion in fiscal 2022. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets (NPA) resulting in net write-back of provision, offset, in part, by an increase in provisioning rate for certain categories of NPAs. During fiscal 2023, the Bank changed its provisioning norms on NPAs to make them more conservative. In fiscal 2022, the provision for non-performing and other assets also included provision on loans restructured under Resolution Framework for COVID-19.

The provision coverage ratio on NPAs increased from 79.2% at March 31, 2022 to 82.8% at March 31, 2023. During fiscal 2023, the Bank made a contingency provision amounting to ₹ 56.50 billion (fiscal 2022: write-back of ₹ 0.25 billion), on a prudent basis, to further strengthen the balance sheet. The Bank held a total contingency provision of ₹ 131.00 billion at March 31, 2023.

The income tax expense increased from ₹ 72.70 billion in fiscal 2022 to ₹ 105.25 billion in fiscal 2023. The effective tax rate increased from 23.7% in fiscal 2022 to 24.8% in fiscal 2023 primarily due to change in composition of income.

Net worth increased by 17.7% from ₹ 1,705.12 billion at March 31, 2022 to ₹ 2,007.16 billion at March 31, 2023 primarily due to accretion to reserves out of retained profit, offset, in part, by payment of dividend for fiscal 2022.

Total assets increased by 12.3% from ₹ 14,112.98 billion at March 31, 2022 to ₹ 15,842.07 billion at March 31, 2023. Total advances increased by 18.7% from ₹ 8,590.20 billion at March 31, 2022 to ₹ 10,196.38 billion at March 31, 2023 primarily due to an increase in domestic advances

by 20.5%. Total investments increased by 16.8% from ₹ 3,102.41 billion at March 31, 2022 to ₹ 3,623.30 billion at March 31, 2023. Cash and cash equivalents decreased by 28.8% from ₹ 1,678.22 billion at March 31, 2022 to ₹ 1,194.38 billion at March 31, 2023.

The weighted average high-quality liquid assets, maintained during the three months ended March 31, 2023 were ₹ 3,234.60 billion (three months ended March 31, 2022: ₹ 3,197.27 billion). The average liquidity coverage ratio was 124.13% for the three months ended March 31, 2023 as against the requirement of 100.00%.

Total deposits increased by 10.9% from ₹ 10,645.72 billion at March 31, 2022 to ₹ 11,808.41 billion at March 31, 2023. Total deposits increased by 8.3% from ₹ 10,900.08 billion at September 30, 2022 to ₹ 11,808.41 billion at March 31, 2023. Term deposits increased by 17.1% from ₹ 5,461.35 billion at March 31, 2022 to ₹ 6,395.79 billion at March 31, 2023. Current and savings account (CASA) deposits increased by 4.4% from ₹ 5,184.37 billion at March 31, 2022 to ₹ 5,412.62 billion at March 31, 2023. Average CASA deposits increased by 13.3% from ₹ 4,198.86 billion in fiscal 2022 to ₹ 4,758.90 billion in fiscal 2023. Borrowings increased by 11.3% from ₹ 1,072.31 billion at March 31, 2022 to ₹ 1,193.25 billion at March 31, 2023.

The Bank had a business center (branch) network of 5,900 branches, and network of 16,650 ATMs/CRMs at March 31, 2023.

The Bank is subject to Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2023 (after deducting proposed dividend for fiscal 2023 from capital funds) in accordance with RBI guidelines on Basel III was 18.34% as compared to 19.16% at March 31, 2022. The Tier-1 capital adequacy ratio was 17.60% at March 31, 2023 as compared to 18.35% at March 31, 2022. The Common Equity Tier 1 (CET-1) ratio was 17.12% at March 31, 2023 as compared to 17.60% at March 31, 2022.

MANAGEMENT DISCUSSION & ANALYSIS

OPERATING RESULTS DATA

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2022	Fiscal 2023	% change
Interest income	₹ 863.75	₹ 1,092.31	26.5%
Interest expense	389.09	471.02	21.1
Net interest income	**474.66**	**621.29**	**30.9**
Fee income[1]	156.87	**180.01**	14.8
Dividend from subsidiaries/joint ventures/associates	18.29	**17.84**	(2.5)
Other income	0.98	**0.98**	-
Core operating income	**650.80**	**820.12**	**26.0**
Operating expenses	267.33	**328.73**	23.0
Core operating profit	**383.47**	**491.39**	**28.1**
Treasury gains	9.03	**(0.52)**	-
Operating profit	**392.50**	**490.87**	**25.1**
Provisions, net of write-backs	86.41	**66.66**	(22.9)
Profit before tax	**306.09**	**424.21**	**38.6**
Tax, including deferred tax	72.70	**105.25**	44.8
Profit after tax	**₹ 233.39**	**₹ 318.96**	**36.7%**

[1] Includes merchant foreign exchange income and margin on customer derivative transactions.
[2] All amounts have been rounded off to the nearest ₹ 10.0 million.
[3] Prior period figures have been re-grouped/re-arranged, where necessary.

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2022	Fiscal 2023
Return on average equity (%)[1]	14.77	**17.28**
Return on average assets (%)[2]	1.84	**2.16**
Net interest margin (%)	3.96	**4.48**
Cost to income (%)[3]	40.51	**40.11**
Provisions to core operating profit (%)	22.53	**13.57**
Earnings per share (₹)	33.66	**45.79**
Book value per share (₹)	245.38	**287.44**

[1] Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.
[2] Return on average assets is the ratio of net profit after tax to average assets.
[3] Cost represents operating expense. Income represents net interest income and non-interest income.

The return on average equity, return on average assets and earnings per share increased primarily due to an increase in profit after tax.

MANAGEMENT DISCUSSION & ANALYSIS

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

Particulars	Fiscal 2022	Fiscal 2023	% change
Interest income	₹ 863.75	₹ 1,092.31	26.5%
Interest expense	389.09	471.02	21.1
Net interest income	**474.66**	**621.29**	**30.9**
Average interest-earning assets	11,979.51	**13,872.53**	15.8
Average interest-bearing liabilities	₹ 10,478.20	₹ **11,998.16**	14.5%
Net interest margin	**3.96%**	**4.48%**	**-**
Average yield	7.21%	**7.87%**	-
Average cost of funds	3.71%	**3.93%**	-
Interest spread	3.50%	**3.94%**	-

[1]   *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Net interest income increased by 30.9% from ₹ 474.66 billion in fiscal 2022 to ₹ 621.29 billion in fiscal 2023 primarily due to an increase in the net interest margin by 52 basis points and an increase of 15.8% in the average interest-earning assets.

Net interest margin increased by 52 basis points from 3.96% in fiscal 2022 to 4.48% in fiscal 2023. The yield on average interest-earning assets increased by 66 basis points from 7.21% in fiscal 2022 to 7.87% in fiscal 2023. The cost of funds increased by 22 basis points from 3.71% in fiscal 2022 to 3.93% in fiscal 2023. The interest spread increased by 44 basis points from 3.50% in fiscal 2022 to 3.94% in fiscal 2023. The full impact of rise in interest rates from the beginning of fiscal year 2023 is expected to be reflected in the cost of domestic term deposits during fiscal 2024.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

Particulars	Fiscal 2022	Fiscal 2023
Yield on interest-earning assets	**7.21%**	**7.87%**
- On advances	8.27	**8.94**
- On investments	5.98	**6.57**
- On SLR investments	6.22	**6.62**
- On other investments	4.72	**6.16**
- On other interest-earning assets	4.04	**3.38**
Cost of interest-bearing liabilities	**3.71**	**3.93**
- Cost of deposits	3.53	**3.66**
- Current and savings account (CASA) deposits	2.27	**2.28**
- Term deposits	4.54	**4.78**
- Cost of borrowings	5.37	**5.97**
Interest spread	**3.50**	**3.94**
Net interest margin	**3.96%**	**4.48%**

MANAGEMENT DISCUSSION & ANALYSIS

The yield on average interest-earning assets increased by 66 basis points from 7.21% in fiscal 2022 to 7.87% in fiscal 2023 primarily due to the following factors:

- The yield on domestic advances increased by 52 basis points from 8.64% in fiscal 2022 to 9.16% in fiscal 2023. The yield on advances increased primarily due to re-pricing of existing floating rate loans linked to the repo rate and the Bank's Marginal Cost of funds based Lending Rate (MCLR) to a higher rate and new lending at higher rates. At March 31, 2023, of the total domestic loan book, 30% had fixed interest rates, 45% had interest rates linked to repo rate, 20% had interest rates linked to MCLR and other older benchmarks and 5% had interest rates linked to T-bills.

  RBI increased the repo rate by 250 basis points from 4.00% in May 2022 to 6.50% in February 2023. The Bank's 1-year MCLR increased by 150 basis points in phases during fiscal 2023 from 7.25% in March 2022 to 8.75% in March 2023. The impact of increase in repo rates from May 2022 started reflecting in overall yield through repricing of the repo and T-bill linked portfolio from Q2-2023 and onwards. For MCLR linked loans, the effect on the yields is based on respective reset dates of underlying loans. Further, the future movement in the yield on advances will depend on the increase/decrease in the repo rate and the systemic interest rates.

  The yield on overseas advances increased by 239 basis points from 1.51% in fiscal 2022 to 3.90% in fiscal 2023 primarily due to repricing of floating rate advances and new lending at higher rates on account of the ongoing rate hike cycle by the US Federal Reserve. The yield on overseas advances was also positively impacted by higher interest collection on NPAs.

  The overall yield on average advances increased by 67 basis points from 8.27% in fiscal 2022 to 8.94% in fiscal 2023.

- The yield on average interest-earning investments increased by 59 basis points from 5.98% in fiscal 2022 to 6.57% in fiscal 2023. The yield on Indian government investments increased by 40 basis points from 6.22% in fiscal 2022 to 6.62% in fiscal 2023. This was primarily due to reset of floating rate bonds linked to Treasury bills (T-bills) at higher rates pursuant to a significant increase in treasury bill

yields and new investment in government securities at higher yields.

The yield on non-SLR investments increased by 144 basis points from 4.72% in fiscal 2022 to 6.16% in fiscal 2023 primarily due to an increase in yield on bonds and debentures, foreign government securities and commercial paper.

- The yield on other interest-earning assets decreased by 66 basis points from 4.04% in fiscal 2022 to 3.38% in fiscal 2023. The decrease was primarily due to a decrease in interest income on funding swaps and an increase in average balance with RBI which does not earn any interest. During first quarter of fiscal 2023, RBI had increased the cash reserve ratio from 4.00% to 4.50%. The decrease in yield on other interest-earning assets was offset, in part, by an increase in yield on call money lent and an increase in yield on balance with other banks.

  Interest on income tax refund decreased from ₹ 2.43 billion in fiscal 2022 to ₹ 1.14 billion in fiscal 2023. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and are hence neither consistent nor predictable.

The cost of funds increased by 22 basis points from 3.71% in fiscal 2022 to 3.93% in fiscal 2023 primarily due to the following factors:

- The cost of average deposits increased from 3.53% in fiscal 2022 to 3.66% in fiscal 2023 primarily due to an increase in cost of domestic term deposits. The cost of domestic term deposits increased by 23 basis points from 4.57% in fiscal 2022 to 4.80% in fiscal 2023. The peak rate for retail term deposits increased significantly in phases from 5.75% in May 2022 to 7.10% in February 2023 on account of significant increase in repo rate by the Reserve Bank of India.

  The full impact of the rise in interest rates on deposits from the beginning of fiscal year 2023 will be reflected in the cost of domestic term deposits during fiscal 2024.

  The cost of savings account deposits increased marginally from 3.15% in fiscal 2022 to 3.16% in fiscal 2023. The average CASA deposits increased from 44.5% of total average deposits in fiscal 2022 to 44.7% of total average deposits in fiscal 2023. Average CASA deposits were 39.7% of the total

MANAGEMENT DISCUSSION & ANALYSIS

funding (i.e., deposits and borrowings) for fiscal 2023 as compared to 40.1% for fiscal 2022.

- The cost of borrowings increased by 60 basis points from 5.37% in fiscal 2022 to 5.97% in fiscal 2023. The cost of domestic borrowings increased by 28 basis points from 6.38% in fiscal 2022 to 6.66% in fiscal 2023 primarily due to an increase in cost of short term money market borrowings and refinance borrowings, offset, in part, by a decrease in cost of bond borrowings. The cost of overseas borrowings increased by 218 basis points from 1.11% in fiscal 2022 to 3.29% in fiscal 2023 primarily due to an

increase in cost of term borrowings on account of ongoing rate hike cycle by the US Federal Reserve.

The Bank's interest income, yield on advances, net interest income and net interest margin are impacted by systemic liquidity, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy and economic and geopolitical factors. Interest rates on about 49.9% of Bank's domestic loans are linked to external market benchmarks. The differential movements in the external benchmark rates compared to cost of funds of the Bank impact the Bank's net interest income and net interest margin in fiscal 2024.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

Particulars	Fiscal 2022	Fiscal 2023	% change
Advances	₹ 7,716.34	₹ **9,390.62**	21.7%
Interest-earning investments[1]	2,744.51	**3,180.93**	15.9
Other interest-earning assets	1,518.66	**1,300.98**	(14.3)
Total interest-earning assets	**11,979.51**	**13,872.53**	**15.8**
Deposits	9,433.39	**10,634.91**	12.7
Borrowings[1]	1,044.80	**1,363.25**	30.5
Total interest-bearing liabilities	**₹ 10,478.20**	**₹ 11,998.16**	**14.5%**

[1] *Average investments and average borrowings include average short-term repurchase transactions.*
[2] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The average interest-earning assets increased by 15.8% from ₹ 11,979.51 billion in fiscal 2022 to ₹ 13,872.53 billion in fiscal 2023 due to an increase in average advances by ₹ 1,674.28 billion and average investments by ₹ 436.42 billion, offset, in part, by a decrease in average other interest-earning assets by ₹ 217.68 billion.

Average advances increased by 21.7% from ₹ 7,716.34 billion in fiscal 2022 to ₹ 9,390.62 billion in fiscal 2023 due to an increase of 23.0% in average domestic advances, offset, in part, by a decrease of 1.7% in average overseas advances.

Average interest-earning investments increased by 15.9% from ₹ 2,744.51 billion in fiscal 2022 to ₹ 3,180.93 billion in fiscal 2023 primarily due to an increase in average investment in Indian government securities, offset, in part, by a decrease in average investments in foreign government securities.

Average other interest-earning assets decreased by 14.3% from ₹ 1,518.66 billion in fiscal 2022 to ₹ 1,300.98

billion in fiscal 2023 primarily due to a decrease in call money lent and Rural infrastructure development fund (RIDF) and related deposits, offset, in part, by an increase in balance with RBI.

Average interest-bearing liabilities increased by 14.5% from ₹ 10,478.20 billion in fiscal 2022 to ₹ 11,998.16 billion in fiscal 2023 primarily due to an increase in average deposits by ₹ 1,201.52 billion and an increase in average borrowings by ₹ 318.45 billion.

Average deposits increased by 12.7% from ₹ 9,433.39 billion in fiscal 2022 to ₹ 10,634.91 billion in fiscal 2023 due to an increase in average term deposits and average CASA deposits.

Average borrowings increased by 30.5% from ₹ 1,044.80 billion in fiscal 2022 to ₹ 1,363.25 billion in fiscal 2023 primarily due to an increase in bond borrowings, term money borrowings, refinance borrowings and repo borrowings.

MANAGEMENT DISCUSSION & ANALYSIS

FEE INCOME

Fee income primarily includes fees from retail customers such as loan processing fees, fees from cards business, account servicing charge, income from foreign exchange transactions and third party referral fees and fees from corporate clients includes loan processing fees, transaction banking fees, income from foreign exchange transactions and margin on derivative transactions.

Fee income increased by 14.8% from ₹ 156.87 billion in fiscal 2022 to ₹ 180.01 billion in fiscal 2023 primarily due to an increase in transaction banking fees, income from foreign exchange and derivatives products and lending linked fees, offset, in part, by a decrease in fee income from third party product distribution. The fee income during the first half of fiscal 2023 increased by 24.1% as compared to the first half of fiscal 2022 primarily due to the lower base effect resulting from the second-wave of Covid-19 pandemic.

DIVIDEND FROM SUBSIDIARIES/JOINT VENTURES/ASSOCIATES

Dividend from Subsidiaries/joint ventures/associates decreased by 2.5% from ₹ 18.29 billion in fiscal 2022 to ₹ 17.84 billion in fiscal 2023.

The following table sets forth, for the periods indicated, the details of dividend received from Subsidiaries/joint ventures/associates:

₹ in billion

Name of the entity	Fiscal 2022	Fiscal 2023
ICICI Bank Canada	₹ 0.88	₹ 1.06
ICICI Bank UK PLC	-	0.80
ICICI Prudential Life Insurance Company Limited	1.48	0.40
ICICI Lombard General Insurance Company Limited	1.89	2.24
ICICI Prudential Asset Management company Limited	6.14	6.22
ICICI Securities Limited	5.98	5.44
ICICI Securities Primary Dealership Limited	1.81	1.36
ICICI Home Finance Company Limited	-	0.16
ICICI Venture Funds Management Company Limited	-	0.05
India Infradebt Limited	0.11	0.11
ICICI Prudential Trust Limited	0.00	0.00
Total	**₹ 18.29**	**₹ 17.84**

[1] *0.00 represents insignificant amount.*
[2] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Other income

Other income remained at a similar level at ₹ 0.98 billion in fiscal 2022 and fiscal 2023.

Operating expenses

The following table sets forth, for the periods indicated, the principal components of operating expenses.

₹ in billion, except percentages

Particulars	Fiscal 2022	Fiscal 2023	% change
Payments to and provisions for employees	₹ 96.73	₹ 120.60	24.7%
Other administrative expenses	170.60	208.13	22.0
Total operating expenses	**₹ 267.33**	**₹ 328.73**	**23.0%**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Operating expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Operating expenses increased by 23.0% from ₹ 267.33 billion in fiscal 2022 to ₹ 328.73 billion in fiscal 2023.

MANAGEMENT DISCUSSION & ANALYSIS

Payments to and provisions for employees

Employee expenses increased by 24.7% from ₹ 96.73 billion in fiscal 2022 to ₹ 120.60 billion in fiscal 2023 primarily due to an increase in salary cost, provision for retirement benefit obligations, provision for performance bonus and performance-linked retention pay and fair value accounting of employee stock options. Salary cost increased primarily due to impact of annual increments, promotions and an increase in average staff strength (number of employees at March 31, 2022: 105,844 and at March 31, 2023: 129,020). Provision for retirement benefit obligations increased primarily due to impact of change in assumptions for salary escalation and dearness allowance.

The employee base includes sales executives, employees on fixed term contracts and interns.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisements, sales promotion, repairs and maintenance, direct marketing expenses, depreciation, premium paid towards priority sector lending certificates and other expenditure. Other administrative expenses increased by 22.0% from ₹ 170.60 billion in fiscal 2022 to ₹ 208.13 billion in fiscal 2023 primarily due to an increase in technology related expenses, advertisement and sales promotion expenses and direct marketing agency expenses.

PROFIT/(LOSS) ON TREASURY-RELATED ACTIVITIES (NET)

Gains from treasury-related activities include gains on sale of investments and unrealised profit/(loss) on account of revaluation of investments in the fixed income portfolio, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Loss from treasury-related activities was ₹ 0.52 billion in fiscal 2023 as compared to a gain of ₹ 9.03 billion in fiscal 2022.

PROVISIONS AND CONTINGENCIES (EXCLUDING PROVISIONS FOR TAX)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2022	Fiscal 2023	% change
Provision for non-performing and other assets[1]	₹ 61.64	₹ (6.23)	-
Provision for investments (including credit substitutes) (net)	3.77	13.00	-
Provision for standard assets	4.49	5.80	29.2
Others[2]	16.51	54.09	-
Total provisions and contingencies (excluding provision for tax)	**₹ 86.41**	**₹ 66.66**	**(22.9%)**

[1] Includes restructuring related provision.

[2] Includes contingency provision amounting to ₹ 56.50 billion on a prudent basis for the year ended March 31, 2023 (March 31, 2022: write-back of ₹ 0.25 billion).

[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

For a discussion on provisioning norms and policies, see "*Financial Statement (Schedule 17- Significant Accounting Policies) – Provision/write-offs on loans and other credit facilities*".

Provisions and contingencies (excluding provisions for tax) decreased from ₹ 86.41 billion in fiscal 2022 to ₹ 66.66 billion in fiscal 2023 primarily due to a decrease in provision for non-performing and other assets, offset, in part, by an increase in contingency provisions made on a prudent basis, and provision for investments.

Provision for non-performing and other assets decreased from a provision of ₹ 61.64 billion in fiscal 2022 to a write-back of ₹ 6.23 billion in fiscal 2023. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, offset, in part, by an increase in provisioning rate for certain categories of non-performing assets. In fiscal 2022, the provision for non- performing and other assets also included provision on loans restructured under Resolution Framework for COVID-19.

MANAGEMENT DISCUSSION & ANALYSIS

The provision coverage ratio (excluding cumulative technical/prudential write-offs) on NPAs increased from 79.2% at March 31, 2022 to 82.8% at March 31, 2023.

Provision for investments increased from ₹ 3.77 billion in fiscal 2022 to ₹ 13.00 billion in fiscal 2023 primarily due to an increase in provision on debentures, equity shares and security receipts.

Provision for standard assets increased from ₹ 4.49 billion in fiscal 2022 to ₹ 5.80 billion in fiscal 2023. The cumulative general provision held at March 31, 2023 was ₹ 47.02 billion (March 31, 2022: ₹ 40.94 billion).

Other provisions and contingencies increased from ₹ 16.51 billion in fiscal 2022 to ₹ 54.09 billion in fiscal 2023. During fiscal 2023, the Bank made a contingency provision amounting to ₹ 56.50 billion (fiscal 2022: write-back of ₹ 0.25 billion), on a prudent basis, to further strengthen the balance sheet. The Bank holds a total contingency provision of ₹ 131.00 billion at March 31, 2023.

TAX EXPENSE

The income tax expense increased from ₹ 72.70 billion in fiscal 2022 to ₹ 105.25 billion in fiscal 2023. The effective tax rate increased from 23.7% in fiscal 2022 to 24.8% in fiscal 2023 primarily due to change in composition of income.

FINANCIAL CONDITION

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2022	At March 31, 2023	% change
Cash and bank balances	₹ 1,678.22	₹ 1,194.38	(28.8%)
Investments	3,102.41	3,623.30	16.8
- Government and other approved investments[1]	2,563.78	3,057.69	19.3
- Equity investment in subsidiaries	67.13	69.78	3.9
- Other investments	471.50	495.83	5.2
Advances (net of BRDS/IBPC)[2]	8,590.20	10,196.38	18.7
- Domestic	8,177.36	9,855.28	20.5
- Overseas branches	412.84	341.10	(17.4)
Fixed assets (including leased assets)	93.74	96.00	2.4
Other assets	648.41	732.01	12.9
- RIDF and other related deposits[3]	264.19	216.22	(18.2)
Total assets	**₹ 14,112.98**	**₹ 15,842.07**	**12.3%**

[1] Banks in India are required to maintain a specified percentage, currently 18.00% (at March 31, 2023), of their net demand and time liabilities by way of investments in instruments referred as SLR securities by RBI or liquid assets like cash and gold.
[2] Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).
[3] Deposits made in Rural Infrastructure Development Fund and other related deposits pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.
[4] All amounts have been rounded off to the nearest ₹ 10.0 million.

Total assets of the Bank increased by 12.3% from ₹ 14,112.98 billion at March 31, 2022 to ₹ 15,842.07 billion at March 31, 2023, due to a 18.7% increase in advances and a 16.8% increase in investments, offset, in part, by a 28.8% decrease in cash and cash equivalents.

MANAGEMENT DISCUSSION & ANALYSIS

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents decreased by 28.8% from ₹ 1,678.22 billion at March 31, 2022 to ₹ 1,194.38 billion at March 31, 2023 primarily due to a decrease in short term lending to RBI and foreign currency term money lent.

Investments

Total investments increased by 16.8% from ₹ 3,102.41 billion at March 31, 2022 to ₹ 3,623.30 billion at March 31, 2023. Investments in Indian government securities increased from ₹ 2,563.78 billion at March 31, 2022 to ₹ 3,057.69 billion at March 31, 2023. Other investments increased from ₹ 538.63 billion at March 31, 2022 to ₹ 565.61 billion at March 31, 2023 primarily due to an increase in investment in bonds and debentures and pass through certificates, offset, in part, by a decrease in investment in foreign government securities.

At March 31, 2023, the Bank had an outstanding net investment of ₹ 2.11 billion in security receipts issued by asset reconstruction companies as compared to ₹ 8.07 billion at March 31, 2022.

RBI through its circular dated December 8, 2022, extended the dispensation of enhanced HTM limit of 23.0% of Net Demand and Time Liabilities (NDTL) up to March 31, 2024. The enhanced HTM limit of 23.0% shall be restored to 19.5% in a phased manner, beginning from the quarter ending June 30, 2024.

Advances

Net advances (gross of BRDS/IBPC) increased by 20.2% from ₹ 8,603.70 billion at March 31, 2022 to ₹ 10,345.09 billion at March 31, 2023. Net advances (net of BRDS/IBPC) increased by 18.7% from ₹ 8,590.20 billion at March 31, 2022 to ₹ 10,196.38 billion at March 31, 2023 primarily due to an increase in retail advances.

Net domestic advances increased by 20.5% from ₹ 8,177.36 billion at March 31, 2022 to ₹ 9,855.28 billion at March 31, 2023. Retail advances increased by 22.7% from ₹ 4,546.35 billion at March 31, 2022 to ₹ 5,578.17 billion at March 31, 2023. Advances of rural business increased by 13.8% from ₹ 768.30 billion at March 31, 2022 to ₹ 874.31 billion at March 31, 2023. The business banking portfolio increased by 34.9% from ₹ 534.37 billion at March 31, 2022 to ₹ 721.12 billion at March 31, 2023. SME advances increased by 19.2% from ₹ 404.50 billion at March 31, 2022 to ₹ 482.21 billion at March 31, 2023. The domestic corporate portfolio increased by 21.2% year-on-year.

Net advances of overseas branches decreased by 17.4% from ₹ 412.84 billion at March 31, 2022 to ₹ 341.10 billion at March 31, 2023.

Fixed and other assets

Fixed assets (net block) increased by 2.4% from ₹ 93.74 billion at March 31, 2022 to ₹ 96.00 billion at March 31, 2023.

Other assets increased by 12.9% from ₹ 648.41 billion at March 31, 2022 to ₹ 732.01 billion at March 31, 2023 primarily due to an increase in mark-to-market on foreign exchange and derivative transactions and interest accrued on loans and investments, offset, in part, by a decrease in RIDF and related deposits. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in 'Other Assets', the negative mark-to-market on offsetting transactions are accounted in 'Other Liabilities'.

MANAGEMENT DISCUSSION & ANALYSIS

LIABILITIES

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2022	At March 31, 2023	% change
Equity share capital	₹ 16.56	₹ **21.58**	30.3%
Reserves	1,688.56	**1,985.58**	17.6
Deposits	10,645.72	**11,808.41**	10.9
- Savings deposits	3,599.57	**3,797.76**	5.5
- Current deposits	1,584.80	**1,614.86**	1.9
- Term deposits	5,461.35	**6,395.79**	17.1
Borrowings (excluding subordinated debt)	933.80	**1,110.44**	18.9
- Domestic	614.59	**852.30**	38.7
- Overseas branches	319.21	**258.14**	(19.1)
Subordinated debt (included in Tier-1 and Tier-2 capital)	138.51	**82.81**	(40.2)
Other liabilities	689.83	**833.25**	20.8
Total liabilities	₹ **14,112.98**	₹ **15,842.07**	**12.3%**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Total liabilities (including capital and reserves) increased by 12.3% from ₹ 14,112.98 billion at March 31, 2022 to ₹ 15,842.07 billion at March 31, 2023, due to a 17.7% increase in net worth, a 10.9% increase in deposits and a 20.8% increase in other liabilities.

Deposits

Deposits increased by 10.9% from ₹ 10,645.72 billion at March 31, 2022 to ₹ 11,808.41 billion at March 31, 2023.

Term deposits increased by 17.1% from ₹ 5,461.35 billion at March 31, 2022 to ₹ 6,395.79 billion at March 31, 2023. Savings account deposits increased by 5.5% from ₹ 3,599.57 billion at March 31, 2022 to ₹ 3,797.76 billion at March 31, 2023 and current account deposits increased by 1.9% from ₹ 1,584.80 billion at March 31, 2022 to ₹ 1,614.86 billion at March 31, 2023. CASA deposits increased by 4.4% from ₹ 5,184.37 billion at March 31, 2022 to ₹ 5,412.62 billion at March 31, 2023.

The average current account deposits increased by 13.5% from ₹ 1,167.28 billion in fiscal 2022 to ₹ 1,324.77 billion in fiscal 2023. The average savings account deposits increased by 13.3% from ₹ 3,031.58 billion in fiscal 2022 to ₹ 3,434.14 billion in fiscal 2023. Average CASA deposits increased by 13.3% from ₹ 4,198.86 billion in fiscal 2022 to ₹ 4,758.90 billion in fiscal 2023. The average CASA deposits were 44.7% of total average deposits for fiscal 2023 as compared to 44.5% for fiscal 2022. Average CASA deposits were 39.7% of the total funding (i.e., deposits and borrowings) for fiscal 2023 as compared to 40.1% for fiscal 2022.

Deposits of overseas branches increased by 50.7% from ₹ 98.11 billion at March 31, 2022 to ₹ 147.82 billion at March 31, 2023.

Total deposits remained at similar level at 90.8% of the funding (i.e., deposits and borrowings) at March 31, 2023 and March 31, 2022.

Borrowings

Borrowings increased by 11.3% from ₹ 1,072.31 billion at March 31, 2022 to ₹ 1,193.25 billion at March 31, 2023 primarily due to an increase in refinance borrowings and bond borrowings, offset, in part, by a decrease in subordinated debt, foreign currency term money borrowings and foreign currency bond borrowings. Net borrowings of overseas branches decreased from ₹ 319.21 billion at March 31, 2022 to ₹ 258.14 billion at March 31, 2023.

MANAGEMENT DISCUSSION & ANALYSIS

Other liabilities

Other liabilities increased by 20.8% from ₹ 689.83 billion at March 31, 2022 to ₹ 833.25 billion at March 31, 2023 primarily due to an increase in mark-to-market on foreign exchange and derivative transactions and contingency provision. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in 'Other Assets', the negative mark-to-market on offsetting transactions are accounted in 'Other Liabilities'.

Equity share capital and reserves

Equity share capital and reserves increased by 17.7% from ₹ 1,705.12 billion at March 31, 2022 to ₹ 2,007.16 billion at March 31, 2023 primarily due to accretion to reserves out of retained profit, offset, in part, by payment of dividend for fiscal 2022.

At March 31, 2023, the Bank's Tier-1 capital adequacy ratio was 17.60% as against the requirement of 9.70% and total capital adequacy ratio was 18.34% as against the requirement of 11.70%.

OFF BALANCE SHEET ITEMS, COMMITMENTS AND CONTINGENCIES

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Particulars	At March 31, 2022	At March 31, 2023
Claims against the Bank, not acknowledged as debts	₹ 82.84	₹ **81.96**
Liability for partly paid investments	0.01	**0.01**
Notional principal amount of outstanding forward exchange contracts	10,645.24	**15,330.22**
Guarantees given on behalf of constituents	1,037.75	**1,238.18**
Acceptances, endorsements and other obligations	462.81	**441.91**
Notional principal amount of currency swaps	498.34	**564.63**
Notional principal amount of interest rate swaps and currency options and interest rate futures	25,912.44	**25,089.18**
Other items for which the Bank is contingently liable	37.33	**85.57**
Total	**₹ 38,676.76**	**₹ 42,831.66**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a prefixed price at a future date. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower. The notional principal amount of outstanding forward exchange contracts increased from ₹ 10,645.24 billion at March 31, 2022 to ₹ 15,330.22 billion at March 31, 2023 primarily due to an increase in trading and market making activities in forwards to facilitate client flow and capture opportunities in the forward market.

The Bank is an active market participant in the interest rate and foreign exchange derivative market for trading and market making purposes, which are carried out primarily for customer transactions and managing the proprietary position on interest rate and foreign exchange risk. The notional amount of interest rate swaps and currency options decreased from ₹ 25,912.44 billion at March 31, 2022 to ₹ 25,089.18 billion at March 31, 2023.

LOAN CONCENTRATION

The Bank follows a policy of portfolio diversification and evaluates its total financing exposure to a particular industry in the light of its forecasts of growth and profitability for that industry. The Bank's Credit Risk Management

MANAGEMENT DISCUSSION & ANALYSIS

Group monitors all major sectors of the economy and specifically tracks industries in which the Bank has credit exposures. The Bank monitors developments in various sectors to assess potential risks in its portfolio and new business opportunities. The Bank's policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, the Bank has a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

The following tables set forth, at the dates indicated, the composition of the Bank's exposure.

₹ in billion, except percentages

Industry	March 31, 2022		March 31, 2023	
	Total exposure	% of total exposure	Total exposure	% of total exposure
Retail finance[1]	₹ 6,043.07	36.3%	**₹ 7,751.65**	**38.3%**
Services – finance	1,476.68	8.9	**1,766.80**	**8.7**
Rural retail	973.18	5.8	**1,250.80**	**6.2**
Banks	1,320.71	7.9	**1,208.52**	**6.0**
Wholesale/retail trade	551.86	3.3	**819.20**	**4.0**
Electronics and engineering	702.80	4.2	**804.99**	**4.0**
Crude petroleum/refining and petrochemicals	678.01	4.1	**764.57**	**3.8**
Services – non-finance	492.76	3.0	**668.24**	**3.3**
Road, ports, telecom, urban development and other infrastructure	538.29	3.2	**609.28**	**3.0**
Power	400.71	2.4	**477.22**	**2.4**
Construction	385.13	2.3	**471.72**	**2.3**
Iron and steel (including iron and steel products)	367.01	2.2	**446.44**	**2.2**
Chemical and fertilisers	265.07	1.6	**382.83**	**1.9**
Automobiles	210.21	1.3	**261.26**	**1.3**
Manufacturing products (excluding metal and metal products)	173.32	1.0	**250.49**	**1.2**
Textile	152.86	0.9	**220.59**	**1.1**
Metal and metal products (excluding iron and steel)	179.73	1.1	**203.47**	**1.0**
Other industries[2]	1,736.52	10.5	**1,886.74**	**9.3**
Total	**₹ 16,647.92**	**100.0%**	**₹ 20,244.81**	**100.0%**

[1] Includes home loans, automobile loans, commercial business loans, dealer financing, personal loans, credit cards and loans against securities.

[2] Other industries primarily include developer financing portfolio, gems and jewelry, mining, cement, food & beverages, mutual funds, shipping, drugs and pharmaceuticals, asset reconstruction company, venture capital funds and FMCG.

[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

The exposure to the top 20 non-bank borrowers as a percentage of total exposure decreased from 9.6% of total exposure of the Bank at March 31, 2022 to 8.5% at March 31, 2023. All top 20 borrowers as of March 31, 2023 are rated A+ and above internally. The exposure to the top 10 borrower groups decreased from 10.3% of total exposure of the Bank at March 31, 2022 to 10.1% at March 31, 2023.

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dates indicated, the composition of the Bank's outstanding net advances:

₹ in billion

Particulars	March 31, 2022	March 31, 2023
Advances	₹ 8,590.20	₹ 10,196.38
- Domestic book	8,177.36	9,855.28
- Retail	4,546.35	5,578.17
- Rural	768.30	874.31
- Business banking	534.37	721.12
- SME	404.50	482.21
- Corporate and others	1,923.84	2,199.47
- Overseas book	₹ 412.84	₹ 341.10

The Bank's capital allocation framework is focused on growth in granular retail, SME/ business banking and rural lending and lending to the corporate sector with a focus on increase in lending to higher rated corporates. Net retail advances increased by 22.7% in fiscal 2023 compared to an increase of 18.7% in total advances. The share of net retail advances increased from 52.9% of net advances at March 31, 2022 to 53.9% of net advances at March 31, 2023. Including non-fund based outstanding, the share of retail portfolio was 45.7% of the total portfolio at March 31, 2023.

The overseas loan portfolio in USD terms declined by 23.8% year-on-year at March 31, 2023. The year-on-year decrease in the overseas loan portfolio was primarily due to decline in the India-linked trade finance book. The overseas loan portfolio was 3.3% of the overall loan book at March 31, 2023. The corporate fund and non-fund outstanding, net of cash/bank/financial institutions/insurance backed lending, was USD 2.70 billion at March 31, 2023. Out of USD 2.70 billion, 88.7% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 7.4% of the outstanding was to non-India companies with Indian or India-linked operations and activities. The portfolio in this segment are primarily to well rated companies and the Indian operations of these companies are target customers for the Bank's deposit and transaction banking franchise. The Bank would continue to pursue risk-calibrated opportunities in this segment. The non-India linked corporate portfolio reduced by 52.3% from about USD 641.2 million year-on-year to USD 305.6 million at March 31, 2023.

The following table sets forth, at the dates indicated, the composition of the Bank's net outstanding retail advances.

₹ in billion, except percentages

	March 31, 2022		March 31, 2023	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans	₹ 2,930.63	64.5%	₹ 3,446.96	61.8%
Personal loans	628.73	13.8	880.55	15.8
Automobile loans	418.84	9.2	518.78	9.3
Commercial business	261.67	5.8	275.41	4.9
Credit cards	250.62	5.5	378.41	6.8
Others[1]	55.86	1.2	78.06	1.4
Total retail advances[2]	**₹ 4,546.35**	**100.0%**	**₹ 5,578.17**	**100.0%**

[1] *Includes loans against securities and dealer financing.*
[2] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dates indicated, the composition of the Bank's net outstanding rural advances:

₹ in billion

Particulars	March 31, 2022	March 31, 2023
Farmer finance	₹ 226.47	₹ 234.05
Jewel loan	207.09	228.86
Rural business credit	189.87	239.10
Others[1]	144.87	172.30
Rural advances	**₹ 768.30**	**₹ 874.31**

[1] Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding.

The following table sets forth, at the dates indicated, the rating wise categorisation of the Bank's net outstanding advances other than retail and rural advances:

₹ in billion, except percentages

Ratings category[1]	March 31, 2022	March 31, 2023
AA- and above	36.1	46.9
A+, A, A-	35.7	26.6
A- and above	**71.8**	**73.5**
BBB+, BBB, BBB-	24.5	24.3
BB and below[2]	2.9	1.2
Unrated	0.8	1.0
Total	**100.0**	**100.0**
Total net advances[3]	**₹ 3,275.55**	**₹ 3,826.41**

[1] Based on internal ratings.
[2] Includes net non-performing loans.
[3] Includes business banking, SME, domestic, corporate and overseas loans.

DIRECTED LENDING

The following table sets forth, for the periods indicated, ICICI Bank's average priority sector lending:

Particulars	Fiscal 2022		Fiscal 2023		
	Amount (₹ billions)	% of adjusted net bank credit	Amount (₹ billions)	% of adjusted net bank credit	Target (% of adjusted net bank credit)
Agriculture Sector	**₹ 1,226.50**	**17.8%**	**₹ 1,423.58**	**17.7%**	**18.0%**
- Small and marginal farmers	636.37	9.2%	794.72	9.9%	9.5%
- Non-corporate farmers	873.81	12.7%	1,068.17	13.3%	13.8%
Micro, small and medium enterprises	**1,473.72**	**-**	**1,729.04**	**-**	**-**
- Micro enterprises	550.66	8.0%	661.21	8.2%	7.5%
Other priority sector	**145.18**	**-**	**178.32**	**-**	**-**
Total priority sector lending	**₹ 2,845.40**	**41.3%**	**₹ 3,330.94**	**41.5%**	**40.0%**
- Weaker sections	**₹ 762.02**	**11.1%**	**₹ 910.20**	**11.3%**	**11.5%**

[1] The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank.

There was a marginal shortfall in the achievement of target for lending to the agriculture sector.

MANAGEMENT DISCUSSION & ANALYSIS

CLASSIFICATION OF LOANS

The following table sets forth, at the dates indicated, information regarding asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

Particulars	March 31, 2022	March 31, 2023
Non-performing assets		
Sub-standard assets	₹ 85.32	₹ **68.79**
Doubtful assets	181.48	**127.00**
Loss assets	72.40	**116.05**
Total non-performing assets[1]	₹ **339.20**	₹ **311.84**

[1] Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.
[2] All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, at the dates indicated, information regarding the Bank's non- performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2020	₹414.09	₹101.14	₹7,166.74	1.41%
March 31, 2021	413.73	91.80	8,025.90	1.14
March 31, 2022	339.20	69.61	9,160.87	0.76
March 31, 2023	₹**311.84**	₹**51.55**	₹**10,816.41**	**0.48%**

[1] Net of write-offs, interest suspense and derivatives income reversal.
[2] Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.
[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, for the periods indicated, the composition of gross non-performing assets (net of write-offs) by industry sector.

₹ in billion, except percentages

Particulars	March 31, 2022		March 31, 2023	
	Amount	%	Amount	%
Retail finance[1]	₹ 80.72	23.8%	₹ **71.79**	**23.0%**
Construction	55.50	16.4	**54.21**	**17.4**
Rural retail	37.08	10.9	**37.29**	**12.0**
Crude petroleum/refining and petrochemicals	26.69	7.9	**26.84**	**8.6**
Power	31.67	9.3	**21.91**	**7.0**
Services – non-finance	14.13	4.2	**15.37**	**4.9**
Road, ports, telecom, urban development and other infrastructure	14.49	4.3	**13.75**	**4.4**
Electronics and engineering	16.93	5.0	**12.52**	**4.0**
Mining	10.93	3.2	**11.78**	**3.8**
Wholesale/retail trade	6.37	1.9	**7.77**	**2.5**
Iron/steel and products	6.16	1.8	**5.48**	**1.8**
Manufacturing products	3.19	0.9	**3.53**	**1.1**
Gems and jewelry	2.83	0.8	**3.19**	**1.0**
Other industries[2]	32.51	9.6	**26.41**	**8.5**
Total	₹ **339.20**	**100.0%**	₹ **311.84**	**100.0%**

[1] Includes home loans, automobile loans, commercial business loans, dealer financing, personal loans, credit cards and loans against securities.
[2] Other industries primarily include textile, metal and metal products, shipping, food and beverages, chemical and fertilizers, services-finance, cement, drugs and pharmaceuticals, FMCG, automobiles and developer financing.
[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

MANAGEMENT DISCUSSION & ANALYSIS

The gross additions to NPAs were ₹ 186.41 billion in fiscal 2023 (₹ 192.91 billion in fiscal 2022). The net additions to NPAs were ₹ 20.38 billion in fiscal 2023 (₹ 29.28 billion in fiscal 2022). In fiscal 2023, the Bank recovered/upgraded non-performing assets amounting to ₹ 166.03 billion (₹ 163.63 billion in fiscal 2022), wrote-off non-performing assets amounting to ₹ 44.66 billion (₹ 99.46 billion in fiscal 2022) and sold non-performing assets amounting to ₹ 3.08 billion (₹ 4.35 billion in fiscal 2022). As a result, gross NPAs (net of write-offs) of the Bank decreased from ₹ 339.20 billion at March 31, 2022 to ₹ 311.84 billion at March 31, 2023.

Net NPAs decreased from ₹ 69.61 billion at March 31, 2022 to ₹ 51.55 billion at March 31, 2023. The ratio of net NPAs to net customer assets decreased from 0.76% at March 31, 2022 to 0.48% at March 31, 2023. The provision coverage ratio at March 31, 2023 was 82.8% as compared to 79.2% at March 31, 2022.

At March 31, 2023, gross non-performing loans in the retail portfolio were 1.28% of gross retail loans compared to 1.76% at March 31, 2022 and net non-performing loans in the retail portfolio were 0.47% of net retail loans compared to 0.74% at March 31, 2022.

The total non-fund based outstanding to borrowers classified as non-performing was ₹ 37.80 billion at March 31, 2023 (March 31, 2022: ₹ 36.40 billion). The Bank held a provision of ₹ 20.05 billion at March 31, 2023 (March 31, 2022: ₹ 20.51 billion) against these non-fund based outstanding.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 82.67 billion at March 31, 2022 to ₹ 45.08 billion at March 31, 2023. The net outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 79.84 billion at March 31, 2022 to ₹ 43.30 billion at March 31, 2023. The aggregate non-fund based outstanding to borrowers whose loans were restructured was ₹ 3.32 billion at March 31, 2023 (March 31, 2022: ₹ 5.65 billion). Additionally, Bank holds provision of ₹ 12.02 billion on restructured accounts.

At March 31, 2023, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio rated BB and below were ₹ 47.04 billion which includes the outstanding loans and non-funded facilities under resolution amounting to ₹ 7.74 billion.

For a discussion on accounting policy for classification on loans, see "Financial Statement (Schedule 17- Significant Accounting Policies) – Provision/write-offs on loans and other credit facilities".

SEGMENT INFORMATION

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purpose of public disclosures on business information for banks in India. The business segments as defined by RBI for standalone segmental report are Retail Banking, Wholesale Banking, Treasury and Other Banking. Additionally, Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the segment increased from ₹ 114.00 billion in fiscal 2022 to ₹ 175.34 billion in fiscal 2023 primarily due to an increase in net interest income and non-interest income and a decrease in provisions, offset, in part, by an increase in operating expenses.

Wholesale banking segment

The profit before tax of the segment increased from ₹ 90.53 billion in fiscal 2022 to ₹ 157.85 billion in fiscal 2023 primarily due to an increase in net interest income and non-interest income and a decrease in provisions, offset, in part, by an increase in operating expenses.

Treasury segment

The profit before tax of the segment increased from ₹ 98.20 billion in fiscal 2022 to ₹ 142.72 billion in fiscal 2023 primarily due to an increase in net interest income, offset, in part, by a decrease in non- interest income and an increase in provisions and operating expenses.

Other banking segment

Profit before tax of the other banking segment increased from ₹ 3.11 billion in fiscal 2022 to ₹ 4.80 billion in fiscal 2023.

MANAGEMENT DISCUSSION & ANALYSIS

Unallocated

During fiscal 2023, the Bank on a prudent basis has made an additional contingency provision of ₹ 56.50 billion as compared to a write-back of ₹ 0.25 billion in fiscal year 2022. The contingency provision was not allocated to any segment and included in unallocated.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax increased from ₹ 251.10 billion in fiscal 2022 to ₹ 340.37 billion in fiscal 2023 primarily due to an increase in the profit of ICICI Bank and subsidiaries namely ICICI Home Finance Company, ICICI Bank Canada, ICICI Prudential Asset Management Company and ICICI Prudential Life Insurance Company and an increase in share of profit from associate namely ICICI Lombard General Insurance Company, offset, in part, by a decrease in profit of certain subsidiaries namely ICICI Securities and ICICI Securities Primary Dealership.

The consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 17,526.37 billion at March 31, 2022 to ₹ 19,584.90 billion at March 31, 2023. Consolidated advances increased from ₹ 9,203.08 billion at March 31, 2022 to ₹ 10,838.66 billion at March 31, 2023.

At March 31, 2023, the Bank's consolidated Tier-1 capital adequacy ratio was 17.33% as against the requirement of 9.70% and consolidated total capital adequacy ratio was 18.09% as against the requirement of 11.70%.

ICICI Bank Canada

The core operating profit of ICICI Bank Canada increased from CAD 26.2 million in fiscal 2022 to CAD 61.2 million in fiscal 2023 primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenses. The profit after tax of ICICI Bank Canada increased from CAD 29.2 million (₹ 1.74 billion) in fiscal 2022 to CAD 46.4 million (₹ 2.82 billion) in fiscal 2023 primarily due to an increase in core operating profit.

The total assets increased from CAD 5.74 billion at March 31, 2022 to CAD 5.98 billion at March 31, 2023. Loans and advances increased from CAD 4.98 billion at March 31, 2022 to CAD 5.17 billion at March 31, 2023. The net impairment ratio increased from 0.01% at March 31, 2022 to 0.08% at March 31, 2023. ICICI Bank Canada had a total capital adequacy ratio of 17.3% at March 31, 2023 as compared to 17.2% at March 31, 2022.

ICICI Bank UK PLC (ICICI Bank UK)

The core operating profit of ICICI Bank UK increased from USD 11.7 million in fiscal 2022 to USD 18.3 million in fiscal 2023 primarily due to an increase in net interest income and fee income, offset, in part, by a decrease in other income. Profit after tax of ICICI Bank UK increased from USD 10.9 million (₹ 0.81 billion) in fiscal 2022 to USD 13.0 million (₹ 1.05 billion) in fiscal 2023 primarily due to higher core operating profit, offset, in part, by an increase in impairment provisions.

Total assets decreased from USD 2.24 billion at March 31, 2022 to USD 2.14 billion at March 31, 2023. Net advances decreased from USD 1.32 billion at March 31, 2022 to USD 1.09 billion at March 31, 2023. The net impairment ratio increased from 2.0% at March 31, 2022 to 3.3% at March 31, 2023. ICICI Bank UK had a total capital adequacy ratio of 27.1% at March 31, 2023 compared to 23.0% at March 31, 2022.

ICICI Prudential Life Insurance Company (ICICI Life)

The Annualised Premium Equivalent of ICICI Life increased by 11.7% from ₹ 77.33 billion for fiscal 2022 to ₹ 86.40 billion for fiscal 2023. The Value of New Business (VNB) increased by 27.8% from ₹ 21.63 billion for fiscal 2022 to ₹ 27.65 billion for fiscal 2023. The VNB margin increased from 28.0% for fiscal 2022 to 32.0% in fiscal 2023. The total premium earned increased by 6.6% from ₹ 374.58 billion in fiscal 2022 to ₹ 399.33 billion in fiscal 2023. The total assets under management increased from ₹ 2,404.92 billion at March 31, 2022 to ₹ 2,511.91 billion at March 31, 2023.

Net premium earned increased by 6.2% from ₹ 363.21 billion in fiscal 2022 to ₹ 385.60 billion in fiscal 2023. The profit after tax increased from ₹ 7.54 billion in fiscal 2022 to ₹ 8.11 billion in fiscal 2023 primarily due to lower Covid-19 related death claims (net of reinsurance), offset, in part, by a decrease in shareholder surplus.

ICICI Lombard General Insurance Company (ICICI General)

The Gross Domestic Premium Income of ICICI General increased by 17.0% year-on-year from ₹ 179.77 billion

MANAGEMENT DISCUSSION & ANALYSIS

in fiscal 2022 to ₹ 210.25 billion in fiscal 2023. The profit after tax increased from ₹ 12.71 billion in fiscal 2022 to ₹ 17.29 billion in fiscal 2023 primarily due to an increase in premium income and reversal of tax provision, offset, in part, by an increase in claims and benefits paid.

ICICI Prudential Asset Management Company (ICICI Prudential AMC)

As per Indian GAAP, the profit after tax of ICICI Prudential AMC increased from ₹ 14.36 billion in fiscal 2022 to ₹ 15.08 billion in fiscal 2023 primarily due to an increase in fee income, offset, in part, by an increase in operating expenses.

ICICI Securities

As per Indian GAAP, the consolidated profit after tax of ICICI Securities decreased from ₹ 13.98 billion in fiscal 2022 to ₹ 11.40 billion in fiscal 2023 primarily due to decrease in fee income.

ICICI Securities Primary Dealership (I-Sec PD)

As per Indian GAAP, the profit after tax of I-Sec PD decreased from ₹ 3.30 billion in fiscal 2022 to ₹ 1.28 billion in fiscal 2023 primarily due to a decrease in net interest income and lower trading gains.

ICICI Home Finance Company Limited (ICICI HFC)

As per Indian GAAP, profit after tax increased from ₹ 0.93 billion in fiscal 2022 to ₹ 3.65 billion in fiscal 2023 primarily due to an increase in core operating profit and decrease in provisions. The core operating profit increased primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenses.

Net NPAs decreased from ₹ 5.16 billion at March 31, 2022 to ₹ 3.53 billion at March 31, 2023.

ICICI Venture Funds Management Company (ICICI Venture)

The profit after tax of ICICI Venture increased from ₹ 2.2 million in fiscal 2022 to ₹ 61.9 million in fiscal 2023 primarily due to an increase in management fees received from launch of new fund, offset, in part, by an increase in operating expenses.

The following table sets forth, for the periods and at the dates indicated, the profit/(loss) and total assets of our principal subsidiaries/associates as per Indian GAAP.

₹ in billion

Company	Profit after tax		Total assets[1]	
	Fiscal 2022	Fiscal 2023	At March 31, 2022	At March 31, 2023
ICICI Bank Canada	₹ 1.74	₹ **2.82**	₹ 348.35	₹ **363.46**
ICICI Bank UK PLC	0.81	**1.05**	170.77	**176.13**
ICICI Prudential Life Insurance Company Limited	7.54	**8.11**	2,441.54	**2,558.47**
ICICI Lombard General Insurance Company Limited[2,3]	12.71	**17.29**	508.48	**550.86**
ICICI Prudential Asset Management Company Limited	14.36	**15.08**	21.48	**24.89**
ICICI Securities Limited (consolidated)	13.98	**11.40**	135.20	**154.71**
ICICI Securities Primary Dealership Limited	3.30	**1.28**	202.30	**344.01**
ICICI Home Finance Company Limited	0.93	**3.65**	157.58	**187.01**
ICICI Venture Funds Management Company Limited	₹0.00[4]	₹**0.06**	₹ 2.84	₹ **3.02**

[1] Total assets are as per classification used in the consolidated financial statements and hence the total assets as per subsidiary's financial statements may differ.
[2] The entity have been accounted as per the equity method as prescribed by Accounting Standard – 23 – "Accounting for Investments in Associates in Consolidated Financial Statements".
[3] Total assets as per financial statements of ICICI Lombard General Insurance Company Limited.
[4] 0.00 represents insignificant amount.
[5] See also "Financials- Statement pursuant to Section 129 of the Companies Act, 2013".
[6] All amounts have been rounded off to the nearest ₹ 10.0 million.

KEY FINANCIAL INDICATORS: LAST 10 YEARS

(₹ in billion, except per share data and percentages)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Total deposits	3,319.14	3,615.63	4,214.26	4,900.39	5,609.75	6,529.20	7,709.69	9,325.22	10,645.72	11,808.41
Total advances	3,387.03	3,875.22	4,352.64	4,642.32	5,123.95	5,866.47	6,452.90	7,337.29	8,590.20	10,196.38
Equity capital & reserves	732.13	804.29	897.36	999.51	1,051.59	1,083.68	1,165.04	1,475.09	1,705.12	2,007.15
Total assets	5,946.42	6,461.29	7,206.95	7,717.91	8,791.89	9,644.59	10,983.65	12,304.33	14,112.98	15,842.07
Total capital adequacy ratio	17.7%[1]	17.0%[1]	16.6%[1]	17.4%[1]	18.4%[1]	16.9%[1]	16.1%[1]	19.1%[1]	19.2%[1]	18.3%[1]
Core operating profit	155.77	180.27	198.03	179.10	189.39	220.72	268.08	313.51	383.47	491.39
Net interest income	164.75	190.40	212.24	217.37	230.26	270.15	332.67	389.89	474.66	621.29
Net interest margin	3.33%	3.48%	3.49%	3.25%	3.23%	3.42%	3.73%	3.69%	3.96%	4.48%
Profit after tax	98.10	111.75	97.26	98.01	67.77	33.63	79.31	161.93	233.39	318.96
Earnings per share (Basic)[2,3]	15.45	17.56	15.23	15.31	10.56	5.23	12.28	24.01	33.66	45.79
Earnings per share (Diluted)[2,3]	15.39	17.39	15.14	15.25	10.46	5.17	12.08	23.67	32.98	44.89
Return on average equity	13.7%	14.3%	11.3%	10.3%	6.6%	3.2%	7.1%	12.2%	14.8%	17.3%
Dividend per share[2,4]	4.60	5.00	5.00	2.50	1.50	1.00	0.00	2.00	5.00	8.00

1 Total capital adequacy ratio has been calculated as per Basel III framework.

2 During the year ended March 31, 2015, the shareholders of the Bank approved the sub-division of one equity share of ₹10 into five equity shares having a face value of ₹ 2 each. Per share information of prior periods also reflects the effect of sub-division.

3 During the year ended March 31, 2018, the Bank issued bonus shares in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS). Per share information of prior periods also reflects the effect of bonus issue.

4 RBI through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, had directed that banks shall not make any dividend payment on equity shares from the profits pertaining to the financial year ended March 31, 2020. Accordingly, the Bank did not pay any dividend for FY2020.

INDEPENDENT AUDITOR'S REPORT

To the Members of
ICICI Bank Limited

Report on the Audit of the Standalone Financial Statements

Opinion

1. We have audited the accompanying standalone financial statements of ICICI Bank Limited ('the Bank'), which comprise the Standalone Balance Sheet as at 31 March 2023, the Standalone Profit and Loss Account, and Standalone Cash Flow Statement for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies and other explanatory information ('the standalone financial statements').

2. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ('the Act') and circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time ('RBI Guidelines') in the manner so required for Banking companies and give a true and fair view in conformity with the Accounting Standards prescribed under section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021 and other accounting principles generally accepted in India, of the state of affairs of the Bank as at 31 March 2023, and its profit, and its cash flows for the year ended on that date.

Basis for Opinion

3. We conducted our audit in accordance with the Standards on Auditing ('SAs') specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ('ICAI') together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

4. Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current year. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5. We have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How our audit addressed the Key Audit Matter
Identification and provisioning of non-performing advances (NPA):	
Total Loans and Advances (Net of Provision) as at 31 March 2023: ₹ 10,196,383,053 (in '000s)	
Provision for NPA as at 31 March 2023: ₹ 248,358,100 (in '000s)	
(Refer Schedule 9, Schedule 17(3) and Schedule 18(17))	
The Reserve Bank of India's ("RBI") guidelines on Income recognition and asset classification & Provisioning ("IRAC") and other circulars and directives issued by the RBI from time to time, which prescribe the prudential norms for identification and	Our audit procedures with respect to this matter included: Tested the design and operating effectiveness of key controls (including application controls) over approval, recording, monitoring and recovery of loans,

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the Key Audit Matter
classification of performing & non-performing assets ("NPA") and the minimum provision required for such assets. The Bank is required to have Board approved policy as per IRAC guidelines for NPA identification & classification of advances and provision thereon. The provision on NPA is estimated based on ageing and classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors and is subject to the minimum provisioning norms specified by RBI and approved policy of the Bank in this regard. The Bank is also required to apply its judgement to determine the identification and provision required against NPAs by applying quantitative as well as qualitative factors. The risk of identification of NPAs is affected by factors like stress and liquidity concerns in certain sectors. Additionally, the Bank makes provisions on exposures that are not classified as NPA including advances to certain sectors and identified advances or group advances. These are classified as contingency provisions. Since the identification of NPAs and provisioning for advances require significant level of estimation and given its significance to the overall audit including possible observation by RBI which could result into disclosure in the financial statements, we have ascertained identification and provisioning for NPAs as a key audit matter.	monitoring overdue / stressed accounts, identification of NPA, provision for NPA and valuation of security and collateral on a test check basis. Further obtained an understanding of the contingency provision carried by the Bank and verified the underlying assumptions used by the Bank for such estimate. Tested application controls included test of automated controls, reports and system reconciliations. Reviewed existence and effectiveness of monitoring mechanisms such as Internal Audit, Systems Audit, and Concurrent Audit as per the policies and procedures of the Bank; Evaluated the governance process and review controls over calculations of provision of non-performing advances, basis of provisioning in accordance with the Board approved policy. Selected a sample of borrowers based on quantitative and qualitative risk factors for their assessment of appropriate identification & classification as NPA including computation of overdue ageing to assess its correct classification and provision amount as per extant IRAC norms and the Bank policy. Performed other substantive procedures included and not limited to the following: ➢ Selected samples of performing loans and assessed independently as to whether those should be classified as NPA; ➢ For samples selected, reviewed the collateral valuations, financial statements and other qualitative information ➢ Considered the accounts reported by the Bank and other Banks as Special Mention Accounts ("SMA") in RBI's Central Repository of Information on Large Credits (CRILC) to identify stress. ➢ For selected samples, assessed independently, the accounts that can potentially be classified as NPA and Red flagged accounts. ➢ Inquired with the credit and risk departments to ascertain if there were indicators of stress or an occurrence of an event of default in a particular loan account or any product category which needed to be considered as NPA.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the Key Audit Matter
	➢ Examined the accounts under watchlist report provided by the risk department. ➢ Discussed with the management of the Bank on sectors where there is a perceived credit risk and the steps taken to mitigate the risks to identified sectors. ➢ Selected and tested samples for accounts which are restructured as per RBI Master Circular - Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances; and ➢ Assessed appropriateness & the adequacy of disclosures against the relevant accounting standards and RBI requirements relating to NPAs.

Evaluation of Litigations included in contingent liabilities.

(Included under contingent liabilities) (in '000)

Particulars	As at 31 March 2023	As at 31 March 2022
Legal Cases	3,027,295	3,201,365
Taxes	78,935,723	79,637,364
Total Claims against Bank not acknowledged as Debt	**81,963,017**	**82,838,729**

(Refer Schedule 12 I, Schedule 17(12) and Schedule 18(36))

The Bank has material open tax litigations including matters under dispute which involve significant judgement to determine the possible outcome of these disputes. Significant management judgement is needed in determining whether an obligation exists and whether a provision should be recognised as at the reporting date, in accordance with the accounting criteria set under Accounting Standard 29 - Provisions, Contingent Liabilities and Contingent Assets ('AS 29'), or whether it needs to be disclosed as a contingent liability. Further, significant judgements are also involved in measuring such obligations, the most significant of which are: ➢ Assessment of Liability: Judgement is involved in determination of whether outflow in respect of identified material matters are probable and can be estimated reliably.	Our Audit procedures with respect to this matter included: Tested the design and operating effectiveness of the Bank's key controls over the estimation, monitoring and disclosure of provisions and contingent liabilities on test check basis. Our substantive audit procedures included and were not limited to the following: ➢ Obtained an understanding of Bank's process for determining tax liabilities, tax provisions and contingent liabilities pertaining to legal and taxation matters; ➢ Obtained a list of cases /matters in respect of which the litigations were outstanding as at reporting date:

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the Key Audit Matter
➢ Adequacy of provisions: The appropriateness of assumption and judgements used in estimation of significant provisions; and ➢ Adequacy of disclosures of provision for liabilities and charges, and contingent liabilities. The Bank's assessment is supported by the facts of matter, their own judgement, experience, and advises from legal and independent tax consultants wherever considered necessary. Since the assessment of these open litigations requires significant level of judgement in interpretation of law, we have included this as a key audit matter.	• For significant legal matters, we obtained external confirmations and corroborated with management's documented conclusions on the assessment of outstanding litigations against the Bank; • For significant taxation matters, we involved our tax specialists to gain an understanding of status of the litigations including understanding of various orders/ notices received by the Bank and management's grounds of appeals before the relevant appellate authorities. ➢ Evaluated the merit of the subject matter under consideration with reference to the grounds presented therein and available independent legal / tax advice; ➢ Inquired with appropriate level of the management including status update, expectation of outcomes with the basis, and the future course of action contemplated by the Bank; ➢ Reviewed minutes of meetings with Board, and Audit committee in this regard ➢ Agreed underlying tax balances to supporting documentation including correspondence with the Tax authorities; and ➢ Assessed the appropriateness & adequacy of disclosures within the standalone financial statements in accordance with the applicable accounting standards and requirements of RBI in this regard.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the Key Audit Matter
Information Technology ('IT') systems and controls impacting financial controls.	
The Bank has a complex IT architecture to support its day-to-day business operations. High volume of transactions is processed and recorded on single or multiple applications. The reliability and security of IT systems plays a key role in the business operations of the Bank. Since large volume of transactions are processed daily, the IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner.	Our Audit procedures with respect to this matter included: For testing the IT general controls, application controls and IT dependent manual controls, we involved IT specialists as part of the audit. The team also assisted in testing the accuracy of the information produced by the Bank's IT systems. Obtained a comprehensive understanding of IT applications landscape implemented at the Bank. It was followed by process understanding, mapping of applications to the same and understanding financial risks posed by people-process and technology.
Appropriate IT general controls and application controls are required to ensure that such IT systems are able to process the data, as required, completely, accurately and consistently for reliable financial reporting. We have identified 'IT systems and controls' as key audit matter because of the high level automation, significant number of systems being used by the management and the complexity of the IT architecture and its impact on the financial reporting system.	Key IT audit procedures includes testing design and operating effectiveness of key controls operating over user access management (which includes user access provisioning, de-provisioning, access review, password configuration review, segregation of duties and privilege access), change management (which include change release in production environment are compliant to the defined procedures and segregation of environment is ensured), program development (which include review of data migration activity), computer operations (which includes testing of key controls pertaining to, backup, Batch processing (including interface testing), incident management and data centre security), System interface controls. This included testing that requests for access to systems were appropriately logged, reviewed, and authorized. In addition to the above, the design and operating effectiveness of certain automated controls, that were considered as key internal system controls over financial reporting were tested. Using various techniques such as inquiry, review of documentation / record / reports, observation, and re-performance. We also tested few controls using negative testing technique. Tested compensating controls and performed alternate procedures, where necessary. In addition, understood where relevant changes made to the IT landscape during the audit period.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the Key Audit Matter
Valuation of Derivatives	

(Included under contingent liabilities) (in '000)

Particulars	As at 31 March 2023	As at 31 March 2022
Notional amounts	40,984,024,707	37,056,016,613

(Refer Schedule 12.III, 12.VI, 12.VII and 18(14))

Derivatives are valued through models with external inputs. The derivatives portfolio of the Bank primarily includes transactions which are carried out on behalf of its clients (and are covered on a back-to-back basis) and transactions to hedge the Bank's interest and foreign currency risk.	Our audit procedures included, but were not limited to, the following: We obtained an understanding, evaluated the design, and tested the operating effectiveness of the key controls over the valuation processes, including: ➢ independent price verification performed by a management expert; and model governance and validation.
A significant degree of management judgement is involved in the application of valuation techniques through which the value of the Bank's derivatives is determined. The financial statement risk arises particularly with respect to complex valuation models, valuation parameters, and inputs that are used in determining fair values. Considering the significance of the above matter to the financial statements, significant management estimates and judgements, and auditor attention required to test such estimates and judgements, we have identified this as a key audit matter for current year audit.	On a sample basis, we performed an independent reassessment of the valuation of derivatives and evaluated significant models and methodologies used in valuation, to ensure compliance with the relevant RBI regulations, reasonableness of the valuation methodology and the inputs used.

Information Other than the Standalone Financial Statements and Auditor's Report Thereon

6. The Bank's Board of Directors are responsible for the other information. The other information comprises the information included in the Annual Report but does not include the standalone financial statements and our auditor's report thereon. The Annual Report is expected to be made available to us after the date of this auditor's report.

    Our opinion on the standalone financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

    In connection with our audit of the standalone financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements, or knowledge obtained in the audit, or otherwise appears to be materially misstated.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

7. The Bank's Board of Directors are responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these standalone financial statements that give a true and fair view of the financial position, financial performance, and cash flows of the Bank in accordance with accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act, read with the Companies (Accounting Standards) Rules, 2021, and provisions of Section 29 of the Banking Regulation Act, 1949 and circulars and guidelines issued by the RBI from time to time ('RBI Guidelines'). This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI Guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

8. In preparing the standalone financial statements, Board of Directors are responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intend to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

9. The Board of Directors are also responsible for overseeing the Bank's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

10. Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

11. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

    *   Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

    *   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls;

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management;

- Conclude on the appropriateness of the Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern;

- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone[1] financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

12. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

13. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

14. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current year, and are therefore, the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

15. The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act and the relevant rules issued thereunder.

16. As required by sub-section (3) of section 30 of the Banking Regulation Act, 1949, we report that:

    a. We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

    b. The transactions of the Bank, which have come to our notice, have been within the powers of the Bank.

    c. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. We have visited 156 branches to examine the records maintained at the branches for the purpose of our audit.

17. As required by Section 143(3) of the Act, we report that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

    b. In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books;

    c. The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this Report are in agreement with the books of account;

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

d. In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act read with relevant rules issued thereunder, to the extent they are not inconsistent with the accounting policies prescribed by the RBI;

e. On the basis of the written representations received from the directors as on 31 March 2023 taken on record by the Board of Directors, none of the directors are disqualified as on 31 March 2023 from being appointed as a director in terms of Section 164(2) of the Act;

f. With respect to the adequacy of the internal financial controls with reference to standalone financial statements of the Bank and the operating effectiveness of such controls, refer to our separate Report in "Annexure A"; and

g. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us:

    i.   The Bank has disclosed the impact of pending litigations on its financial position in its standalone financial statements (Refer Schedule 12, Schedule 17(12) and Schedule 18(41));

    ii. The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts ((Refer Schedule 17(12) and Schedule 18(41));

    iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank during the year ended 31 March 2023;

    iv. (1) The Management has represented that, to the best of its knowledge and belief, as disclosed in schedule 18(57) to the standalone financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities ('Intermediaries'), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

         (2) The Management has represented that, to the best of it's knowledge and belief, as disclosed in schedule 18(57) to the standalone financial statements, no funds have been received by the Bank from any person(s)/entity(ies), including foreign entities ("Funding Parties"), that the Bank has directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

         (3) Based on such audit procedures performed, as considered reasonable and appropriate in the circumstances, nothing has come to our attention that causes us to believe that the management representations under sub-clauses (1) and (2) above contain any material misstatement.

    v.   The Bank has declared and paid dividend during the year which is in compliance with section 123 of the Act and the Banking Regulation Act, 1949.

    vi. As the proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 (as amended), which provides for the accounting software used by the Bank for maintaining its books of account to have the feature for recording of audit trail (edit log) facility and related matters, is applicable for the Bank only with effect from financial year beginning 1 April 2023, the reporting under clause (g) of Rule 11 is currently not applicable.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

h.   With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of Section 197(16) of the Act, as amended, the Bank is a banking Company as defined under Banking Regulation Act, 1949. Accordingly, the requirements prescribed under Section 197 of the Act do not apply.

For M S K A & Associates	**For KKC & Associates LLP**
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	**(Formerly Khimji Kunverji & Co LLP)**
	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	**Gautam Shah**
Partner	Partner
Membership Number.: 118580	Membership Number.: 117348
UDIN: 23118580BGXROY2671	UDIN: 23117348BGSZHO1617
Place: Mumbai	Place: Mumbai
Date: 22 April 2023	Date: 22 April 2023

Annexure "A" to the Independent Auditor's report on the Standalone Financial Statements of ICICI Bank Limited for the year ended 31 March 2023

[Referred to in paragraph "17(f)" under 'Report on Other Legal and Regulatory Requirements' section of our report of even date]

Report on the Internal Financial Controls with reference to the aforesaid Standalone Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013.

Opinion

1. We have audited the internal financial controls with reference to standalone financial statements of ICICI Bank Limited ("the Bank") as at 31 March 2023 in conjunction with our audit of the standalone financial statements of the Bank for the year ended on that date.

2. In our opinion, the Bank has, in all material respects, an adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at 31 March 2023, based on the internal control with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI) (the "Guidance Note").

Management's Responsibility for Internal Financial Controls

3. The Bank's Management is responsible for establishing and maintaining internal financial controls based on the internal control with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditors' Responsibility

4. Our responsibility is to express an opinion on the Bank's internal financial controls with reference to standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, issued by ICAI and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

5. Our audit involves performing procedures to obtain audit evidence about the adequacy of internal financial controls with reference to standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error.

6. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls with reference to standalone financial statements.

Meaning of Internal Financial Controls with Reference to Standalone Financial Statements

7. Bank's internal financial control with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of standalone financial statements for external purposes in accordance with generally accepted accounting principles. A Bank's internal financial control with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

Annexure A *(Contd.)*

dispositions of the assets of the bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of standalone financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with authorizations of management and directors of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the bank's assets that could have a material effect on the standalone financial statements.

Inherent Limitations of Internal Financial Controls with Reference to Standalone Financial Statements

8. Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For M S K A & Associates	**For KKC & Associates LLP**
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	**(Formerly Khimji Kunverji & Co LLP)**
	ICAI Firm Registration No.105146W/W100621
Tushar Kurani	**Gautam Shah**
Partner	Partner
Membership Number.: 118580	Membership Number.: 117348
UDIN: 23118580BGXROY2671	UDIN: 23117348BGSZHO1617
Place: Mumbai	Place: Mumbai
Date: 22 April 2023	Date: 22 April 2023

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

BALANCE SHEET

at March 31, 2023

₹ in '000s

	Schedule	At 31.03.2023	At 31.03.2022
CAPITAL AND LIABILITIES			
Capital	1	**13,967,750**	13,899,662
Employees stock options outstanding	1A	**7,608,859**	2,664,141
Reserves and surplus	2	**1,985,577,170**	1,688,555,941
Deposits	3	**11,808,406,972**	10,645,716,132
Borrowings	4	**1,193,254,936**	1,072,313,597
Other liabilities and provisions	5	**833,250,836**	689,827,947
TOTAL CAPITAL AND LIABILITIES		**15,842,066,523**	**14,112,977,420**
ASSETS			
Cash and balances with Reserve Bank of India	6	**685,261,721**	1,095,228,198
Balances with banks and money at call and short notice	7	**509,121,002**	582,995,434
Investments	8	**3,623,297,355**	3,102,410,024
Advances	9	**10,196,383,053**	8,590,204,390
Fixed assets	10	**95,998,412**	93,738,159
Other assets	11	**732,004,980**	648,401,215
TOTAL ASSETS		**15,842,066,523**	**14,112,977,420**
Contingent liabilities	12	**42,831,654,487**	38,676,758,717
Bills for collection		**864,547,740**	751,508,328
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Standalone Balance Sheet.

As per our Report of even date.   For and on behalf of the Board of Directors

For **M S K A & Associates**
Chartered Accountants
ICAI Firm Registration no.: 105047W

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Tushar Kurani
Partner
Membership no.: 118580

Anup Bagchi
Executive Director
DIN-00105962

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

For **KKC & Associates LLP**
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

Gautam Shah
Partner
Membership no.: 117348

Mumbai
April 22, 2023

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2023

₹ in '000s

	Schedule	Year ended 31.03.2023	Year ended 31.03.2022
I. INCOME			
Interest earned	13	**1,092,313,380**	863,745,452
Other income	14	**198,314,479**	185,175,299
TOTAL INCOME		**1,290,627,859**	**1,048,920,751**
II. EXPENDITURE			
Interest expended	15	**471,027,360**	389,084,507
Operating expenses	16	**328,732,391**	267,333,160
Provisions and contingencies (refer note 18.41)		**171,903,146**	159,108,177
TOTAL EXPENDITURE		**971,662,897**	**815,525,844**
III. PROFIT/(LOSS)			
Net profit/(loss) for the year		**318,964,962**	233,394,907
Profit brought forward		**436,713,394**	310,090,657
TOTAL PROFIT/(LOSS)		**755,678,356**	**543,485,564**
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**79,742,000**	58,349,000
Transfer to/(from) Reserve Fund		**-**	-
Transfer to Capital Reserve		**878,200**	15,742,037
Transfer to Capital Redemption Reserve		**-**	-
Transfer to/(from) Investment Reserve Account		**-**	-
Transfer to/(from) Investment Fluctuation Reserve		**1,043,810**	3,828,798
Transfer to Revenue and other reserves		**50,000,000**	-
Transfer to Special Reserve		**25,650,000**	15,000,000
Dividend paid during the year		**34,794,463**	13,852,335
Balance carried over to balance sheet		**563,569,883**	436,713,394
TOTAL		**755,678,356**	**543,485,564**
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share (refer note 18.1)			
Basic (₹)		**45.79**	33.66
Diluted (₹)		**44.89**	32.98
Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Standalone Profit and Loss Account.

As per our Report of even date.   For and on behalf of the Board of Directors

For **M S K A & Associates**   **Girish Chandra Chaturvedi**   **Uday M. Chitale**   **Sandeep Bakhshi**
Chartered Accountants   Chairman   Director   Managing Director & CEO
ICAI Firm Registration no.:105047W   DIN-00110996   DIN-00043268   DIN-00109206

Tushar Kurani   **Anup Bagchi**   **Rakesh Jha**   **Sandeep Batra**
Partner   Executive Director   Executive Director   Executive Director
Membership no.: 118580   DIN-00105962   DIN-00042075   DIN-03620913

For **KKC & Associates LLP**   **Anindya Banerjee**   **Prachiti Lalingkar**   **Rajendra Khandelwal**
Chartered Accountants   Group Chief Financial Officer   Company Secretary   Chief Accountant
ICAI Firm Registration no.:
105146W/W100621

Gautam Shah
Partner
Membership no.: 117348

Mumbai
April 22, 2023

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CASH FLOW STATEMENT

for the year ended March 31, 2023

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		424,212,254	306,088,853
Adjustments for:			
Depreciation and amortisation		14,551,663	13,162,116
Net (appreciation)/depreciation on investments		25,947,137	19,089,256
Provision in respect of non-performing and other assets		(6,222,899)	61,640,412
General provision for standard assets		5,795,607	4,492,475
Provision for contingencies & others		54,087,695	16,510,217
Employee Stock Options Expense		5,172,383	2,642,190
Income from subsidiaries and consolidated entities		(17,845,592)	(18,287,906)
(Profit)/loss on sale of fixed assets		(534,906)	(40,400)
	(i)	505,163,342	405,297,213
Adjustments for:			
(Increase)/decrease in investments		118,142,776	44,311,642
(Increase)/decrease in advances		(1,606,959,156)	(1,314,758,223)
Increase/(decrease) in deposits		1,162,749,545	1,320,494,527
(Increase)/decrease in other assets		(87,974,398)	50,727,916
Increase/(decrease) in other liabilities and provisions		82,944,583	81,334,402
	(ii)	(331,096,650)	182,110,264
Refund/(payment) of direct taxes	(iii)	(97,163,542)	(36,938,226)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	76,903,150	550,469,251
Cash flow from/(used in) investing activities			
Redemption/sale from/(investments in) subsidiaries (including application money)		(5,299,820)	28,153,800
Income from subsidiaries, joint ventures and consolidated entities		17,845,592	18,287,906
Purchase of fixed assets		(20,200,892)	(16,109,856)
Proceeds from sale of fixed assets		2,815,987	208,665
(Purchase)/sale of held-to-maturity securities		(652,674,032)	(380,894,998)
Net cash flow from/(used in) investing activities	(B)	(657,513,165)	(350,354,483)
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		9,420,691	7,979,764
Proceeds from long-term borrowings		329,872,556	252,601,665
Repayment of long-term borrowings		(183,073,266)	(233,144,678)
Net proceeds/(repayment) of short-term borrowings		(27,161,726)	135,095,945
Dividend paid		(34,794,463)	(13,852,335)

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CASH FLOW STATEMENT

for the year ended March 31, 2023 *(Contd.)*

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
Net cash flow from/(used in) financing activities	(C)	94,263,792	148,680,361
Effect of exchange fluctuation on translation reserve	(D)	2,505,314	(1,853,998)
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(483,840,909)	346,941,131
Cash and cash equivalents at beginning of the year		1,678,223,632	1,331,282,501
Cash and cash equivalents at end of the year		1,194,382,723	1,678,223,632

1. Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

As per our Report of even date.

For and on behalf of the Board of Directors

For **M S K A & Associates**
Chartered Accountants
ICAI Firm Registration no.:105047W

Tushar Kurani
Partner
Membership no.: 118580

For **KKC & Associates LLP**
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Gautam Shah
Partner
Membership no.: 117348

Mumbai
April 22, 2023

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Anup Bagchi
Executive Director
DIN-00105962

Anindya Banerjee
Group Chief Financial Officer

Uday M. Chitale
Director
DIN-00043268

Rakesh Jha
Executive Director
DIN-00042075

Prachiti Lalingkar
Company Secretary

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Sandeep Batra
Executive Director
DIN-03620913

Rajendra Khandelwal
Chief Accountant

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Balance Sheet

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2022: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	25,000,000
Equity share capital		
Issued, subscribed and paid-up capital		
6,948,771,375 equity shares of ₹ 2 each (March 31, 2022: 6,915,992,387 equity shares)	**13,897,543**	13,831,985
Add: 34,044,356 equity shares of ₹ 2 each (March 31, 2022: 32,778,988 equity shares) issued during the year	**68,088**	65,558
	13,965,631	**13,897,543**
Add: Forfeited equity shares[1]	**2,119**	2,119
TOTAL CAPITAL	**13,967,750**	**13,899,662**

1. On account of forfeiture of 266,089 equity shares of ₹ 10 each.

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS OUTSTANDING		
Opening balance	**2,664,141**	31,010
Additions during the year[1]	**5,172,383**	2,642,190
Deductions during the year[2]	**(227,665)**	(9,059)
Closing balance	**7,608,859**	**2,664,141**

1. Represents cost of stock options recongnised during the year.

2. Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options during the year.

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**356,036,519**	297,687,519
Additions during the year	**79,742,000**	58,349,000
Deductions during the year	**-**	-
Closing balance	**435,778,519**	**356,036,519**
II. Special reserve		
Opening balance	**128,840,000**	113,840,000
Additions during the year	**25,650,000**	15,000,000
Deductions during the year	**-**	-
Closing balance	**154,490,000**	**128,840,000**
III. Securities premium		
Opening balance	**496,253,897**	488,330,632
Additions during the year[1]	**9,576,331**	7,923,265
Deductions during the year	**-**	-
Closing balance	**505,830,228**	**496,253,897**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
IV. Investment reserve account		
Opening balance	-	-
Additions during the year	-	-
Deductions during the year	-	-
Closing balance	**-**	**-**
V. Investment fluctuation reserve[2]		
Opening balance	**20,714,999**	16,886,201
Additions during the year	**1,043,810**	3,828,798
Deductions during the year	**-**	-
Closing balance	**21,758,809**	**20,714,999**
VI. Capital reserve		
Opening balance	**149,540,462**	133,798,425
Additions during the year[3,4]	**878,200**	15,742,037
Deductions during the year	**-**	-
Closing balance	**150,418,662**	**149,540,462**
VII. Capital redemption reserve		
Opening balance	**3,500,000**	3,500,000
Additions during the year	**-**	-
Deductions during the year	**-**	-
Closing balance	**3,500,000**	**3,500,000**
VIII. Foreign currency translation reserve		
Opening balance	**7,732,961**	9,586,959
Additions during the year	**2,505,314**	-
Deductions during the year	**-**	(1,853,998)
Closing balance	**10,238,275**	**7,732,961**
IX. Revaluation reserve		
Opening balance	**31,956,593**	30,935,908
Additions during the year[5]	**839,516**	1,724,938
Deductions during the year[6]	**(2,171,483)**	(704,253)
Closing balance	**30,624,626**	**31,956,593**
X. Revenue and other reserves		
Opening balance	**57,267,116**	56,570,435
Additions during the year[7]	**52,101,052**	696,681
Deductions during the year	**-**	-
Closing balance	**109,368,168**	**57,267,116**
XI. Balance in profit and loss account[4]	**563,569,883**	436,713,394
TOTAL RESERVES AND SURPLUS	**1,985,577,170**	**1,688,555,941**

1. *Includes amount on account of exercise of employee stock options.*
2. *Represents amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.*
3. *Represents appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to statutory reserve and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.*
4. *The Bank had shifted certain securities from held-to-maturity category to available-for-sale category on May 3, 2017. RBI through its order dated May 3, 2021 directed the Bank to appropriate the net profit made on sale of these investments during FY2018 to capital reserve. Accordingly, an amount of ₹ 15,091.1 million was transferred from balance in Profit and Loss account to capital reserve during FY2022.*
5. *Represents gain on revaluation of premises carried out by the Bank.*
6. *Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.*
7. *Includes amount transferred from Employee Stock Options outstanding to general reserve on lapses of employee stock options during the period.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2023	At 31.03.2022
SCHEDULE 3 - DEPOSITS				
A.	**I.**	Demand deposits		
		i) From banks	**49,917,686**	79,700,410
		ii) From others	**1,564,941,951**	1,505,096,359
	II.	Savings bank deposits	**3,797,758,853**	3,599,568,969
	III.	Term deposits		
		i) From banks	**113,475,314**	71,532,495
		ii) From others	**6,282,313,168**	5,389,817,899
TOTAL DEPOSITS			**11,808,406,972**	10,645,716,132
B.	**I.**	Deposits of branches in India	**11,660,582,193**	10,547,609,016
	II.	Deposits of branches outside India	**147,824,779**	98,107,116
TOTAL CAPITAL			**11,808,406,972**	10,645,716,132

₹ in '000s

			At 31.03.2023	At 31.03.2022
SCHEDULE 4 - BORROWINGS				
I.	**Borrowings in India**			
	i)	Reserve Bank of India[1]	**-**	-
	ii)	Other banks	**-**	-
	iii)	Financial institutions[2]	**355,946,900**	187,168,771
	iv)	Borrowings in the form of bonds and debentures (excluding subordinated debt)	**460,418,579**	391,495,007
	v)	Capital instruments		
		a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**51,400,000**	66,950,000
		b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**31,409,320**	71,556,981
TOTAL BORROWINGS IN INDIA			**899,174,799**	717,170,759
II.	**Borrowings outside India**			
	i)	Bonds and notes	**131,367,581**	170,411,911
	ii)	Other borrowings	**162,712,556**	184,730,927
TOTAL BORROWINGS OUTSIDE INDIA			**294,080,137**	355,142,838
TOTAL BORROWINGS			**1,193,254,936**	1,072,313,597

1. Represents borrowings made under Liquidity Adjustment Facility (LAF).
2. Includes borrowings made under repo and refinance.
3. Secured borrowings in I and II above amount to Nil (March 31, 2022: Nil) except no borrowing (March 31, 2022: ₹ 4,913.3 million) was made under market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**134,783,012**	129,495,726
II. Inter-office adjustments (net)	**3,228,016**	4,418,106
III. Interest accrued	**30,423,631**	24,632,882
IV. Sundry creditors	**167,703,280**	144,731,299
V. General provision for standard assets (refer note 18.19)	**47,022,362**	40,942,883
VI. Unrealised loss on foreign exchange and derivative contracts[1]	**178,698,973**	110,510,788
VII. Others (including provisions)[2]	**271,391,562**	235,096,263
TOTAL OTHER LIABILITIES AND PROVISIONS	**833,250,836**	**689,827,947**

1. *Gross unrealised gain on foreign exchange and derivative contracts is disclosed under Schedule 11 - Other assets.*
2. *Includes contingency provision amounting to ₹ 131,000.0 million (March 31, 2022: ₹ 74,500.0 million) and specific provision for standard loans amounting to ₹ 14,946.9 million (March 31, 2022: ₹ 30,203.0 million).*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**85,594,376**	71,208,342
II. Balances with Reserve Bank of India		
(a) in current account	**480,247,345**	529,999,856
(b) in other accounts[1]	**119,420,000**	494,020,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**685,261,721**	**1,095,228,198**

1. *Represents lending under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**1,161,580**	324,146
b) In other deposit accounts	**39,768,173**	5,321,404
ii) Money at call and short notice		
a) With banks	**8,217,000**	-
b) With other institutions[1]	**6,000,000**	-
TOTAL	**55,146,753**	**5,645,550**
II. Outside India		
i) In current accounts	**283,001,318**	302,607,893
ii) In other deposit accounts	**26,708,047**	179,630,804
iii) Money at call and short notice	**144,264,884**	95,111,187
TOTAL	**453,974,249**	**577,349,884**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**509,121,002**	**582,995,434**

1. *Includes lending under reverse repo.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2023	At 31.03.2022
SCHEDULE 8 - INVESTMENTS			
I.	**Investments in India [net of provisions]**		
	i) Government securities	**3,057,772,845**	2,563,877,338
	ii) Other approved securities	**-**	-
	iii) Shares (includes equity and preference shares)	**21,711,915**	24,135,943
	iv) Debentures and bonds (including commercial paper and certificate of deposits)	**288,094,031**	225,803,491
	v) Subsidiaries and/or joint ventures	**68,914,088**	66,264,177
	vi) Others (mutual fund units, pass through certificates, security receipts, and other related investments)	**105,787,007**	71,922,592
TOTAL INVESTMENTS IN INDIA		**3,542,279,886**	**2,952,003,541**
II.	**Investments outside India [net of provisions]**		
	i) Government securities	**42,389,373**	107,340,857
	ii) Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	**19,698,901**	19,698,901
	iii) Others (equity shares, bonds and certificate of deposits)	**18,929,195**	23,366,725
TOTAL INVESTMENTS OUTSIDE INDIA		**81,017,469**	**150,406,483**
TOTAL INVESTMENTS		**3,623,297,355**	**3,102,410,024**
A.	**Investments in India**		
	Gross value of investments	**3,599,811,662**	3,002,256,404
	Less: Aggregate of provision/depreciation/(appreciation)	**57,531,776**	50,252,863
	Net investments	**3,542,279,886**	**2,952,003,541**
B.	**Investments outside India**		
	Gross value of investments	**85,062,773**	151,569,301
	Less: Aggregate of provision/depreciation/(appreciation)	**4,045,304**	1,162,818
	Net investments	**81,017,469**	**150,406,483**
TOTAL INVESTMENTS		**3,623,297,355**	**3,102,410,024**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2023	At 31.03.2022
SCHEDULE 9 - ADVANCES [net of provisions]				
A.	i)	Bills purchased and discounted[1]	**495,756,534**	475,480,187
	ii)	Cash credits, overdrafts and loans repayable on demand	**2,799,818,550**	2,279,069,891
	iii)	Term loans	**6,900,807,969**	5,835,654,312
TOTAL ADVANCES			**10,196,383,053**	**8,590,204,390**
B.	i)	Secured by tangible assets (includes advances against book debts)	**7,123,779,285**	6,136,277,576
	ii)	Covered by bank/government guarantees	**153,940,219**	178,653,112
	iii)	Unsecured	**2,918,663,549**	2,275,273,702
TOTAL ADVANCES			**10,196,383,053**	**8,590,204,390**
C.	**I.**	**Advances in India**		
	i)	Priority sector	**2,807,812,582**	2,491,680,887
	ii)	Public sector	**516,152,443**	483,782,406
	iii)	Banks	**7,698,171**	432,346
	iv)	Others	**6,523,615,093**	**5,201,460,769**
TOTAL ADVANCES IN INDIA			**9,855,278,289**	**8,177,356,408**
	II.	**Advances outside India**		
	i)	Due from banks	**-**	-
	ii)	Due from others		
		a) Bills purchased and discounted	**151,133,779**	173,178,388
		b) Syndicated and term loans	**101,434,591**	85,793,092
		c) Others	**88,536,394**	153,876,502
TOTAL ADVANCES OUTSIDE INDIA			**341,104,764**	**412,847,982**
TOTAL ADVANCES			**10,196,383,053**	**8,590,204,390**

1. Net of bills re-discounted amounting to ₹ 10,000.0 million (March 31, 2022: Nil).

159

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 10 - FIXED ASSETS		
I. **Premises**		
Gross block		
At cost at March 31 of preceding year	81,486,941	78,890,743
Additions during the year[1]	2,401,505	2,993,921
Deductions during the year	(2,664,056)	(397,723)
Closing balance	81,224,390	81,486,941
Depreciation		
At March 31 of preceding year	20,180,009	18,421,307
Charge during the year[2]	2,154,851	2,038,226
Deductions during the year	(447,084)	(279,524)
Total depreciation	21,887,776	20,180,009
Net block[3]	59,336,614	61,306,932
II. **Other fixed assets (including furniture and fixtures)**		
Gross block		
At cost at March 31 of preceding year	88,772,438	78,861,437
Additions during the year	15,409,102	13,724,162
Deductions during the year	(5,758,596)	(3,813,161)
Closing balance	98,422,944	88,772,438
Depreciation		
At March 31 of preceding year	59,595,871	53,842,117
Charge during the year	10,893,499	9,484,874
Deductions during the year	(5,661,468)	(3,731,120)
Total depreciation	64,827,902	59,595,871
Net block	33,595,042	29,176,567
III. **Lease assets**		
Gross block		
At cost at March 31 of preceding year	17,890,746	17,735,222
Additions during the year	11,660	155,524
Deductions during the year	-	-
Closing balance[4]	17,902,406	17,890,746
Depreciation		
At March 31 of preceding year	14,636,086	14,448,172
Charge during the year	199,564	187,914
Deductions during the year	-	-
Total depreciation, accumulated lease adjustment and provisions	14,835,650	14,636,086
Net block	3,066,756	3,254,660
TOTAL FIXED ASSETS	95,998,412	93,738,159

1. *Includes revaluation gain amounting to ₹ 839.5 million (March 31, 2022: ₹ 1,724.9 million) on account of revaluation carried out by the Bank.*
2. *Includes depreciation charge on account of revaluation amounting to ₹ 748.4 million for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 696.7 million).*
3. *Includes assets amounting to ₹ 428.8 million (March 31, 2022: ₹ 558.5 million) which are held for sale.*
4. *Includes assets taken on lease amounting to ₹ 1,187.8 million (March 31, 2022: ₹ 1,176.1 million).*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2023	At 31.03.2022
SCHEDULE 11 - OTHER ASSETS			
I.	Inter-office adjustments (net)	**-**	-
II.	Interest accrued	**123,894,716**	88,248,164
III.	Tax paid in advance/tax deducted at source (net)	**16,081,826**	21,463,118
IV.	Stationery and stamps	**3,181**	3,451
V.	Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI.	Advances for capital assets	**7,393,764**	3,680,645
VII.	Deposits	**48,012,567**	35,163,419
VIII.	Deferred tax assets (net) (refer note 18.43)	**75,034,537**	77,732,740
IX.	Deposits in Rural Infrastructure and Development Fund	**216,216,187**	264,194,161
X.	Unrealised gain on foreign exchange and derivative contracts[3]	**172,562,634**	102,645,663
XI.	Others	**72,805,568**	55,269,854
	TOTAL OTHER ASSETS	**732,004,980**	**648,401,215**

1. *No assets were sold during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 563.6 million).*
2. *Net of provision amounting to ₹ 29,011.8 million (March 31, 2022: ₹ 29,011.8 million).*
3. *Gross unrealised loss on foreign exchange and derivative contracts is disclosed under Schedule 5 - Other liabilities.*

₹ in '000s

		At 31.03.2023	At 31.03.2022
SCHEDULE 12 - CONTINGENT LIABILITIES			
I.	Claims against the Bank not acknowledged as debts	**81,963,017**	82,838,729
II.	Liability for partly paid investments	**12,455**	12,455
III.	Liability on account of outstanding forward exchange contracts[1]	**15,330,218,103**	10,645,244,026
IV.	Guarantees given on behalf of constituents		
	a) In India	**1,107,502,893**	882,110,255
	b) Outside India	**130,675,436**	155,637,359
V.	Acceptances, endorsements and other obligations	**441,907,720**	462,814,238
VI.	Currency swaps[1]	**564,629,994**	498,337,575
VII.	Interest rate swaps, currency options and interest rate futures[1]	**25,089,176,610**	25,912,435,012
VIII.	Other items for which the Bank is contingently liable	**85,568,259**	37,329,068
	TOTAL CONTINGENT LIABILITIES	**42,831,654,487**	**38,676,758,717**

1. *Represents notional amount.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 13 - INTEREST EARNED			
I.	Interest/discount on advances/bills	**839,429,657**	638,335,578
II.	Income on investments	**208,884,565**	164,092,693
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	**18,505,130**	15,608,305
IV.	Others[1,2]	**25,494,028**	45,708,876
TOTAL INTEREST EARNED		**1,092,313,380**	**863,745,452**

1. Includes interest on income tax refunds amounting to ₹ 1,144.8 million (March 31, 2022: ₹ 2,434.2 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 14 - OTHER INCOME			
I.	Commission, exchange and brokerage	**147,765,850**	126,396,696
II.	Profit/(loss) on sale of investments (net)	**1,737,270**	7,043,249
III.	Profit/(loss) on revaluation of investments (net)	**(1,296,397)**	(17,653)
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	**534,906**	40,400
V.	Profit/(loss) on exchange/derivative transactions (net)	**30,278,524**	29,634,217
VI.	Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**17,845,592**	18,287,906
VII.	Miscellaneous income (including lease income)	**1,448,734**	3,790,484
TOTAL OTHER INCOME		**198,314,479**	**185,175,299**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 15 - INTEREST EXPENDED			
I.	Interest on deposits	**389,680,668**	333,001,545
II.	Interest on Reserve Bank of India/inter-bank borrowings	**9,335,421**	909,329
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	**72,011,271**	55,173,633
TOTAL INTEREST EXPENDED		**471,027,360**	**389,084,507**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees	**120,599,320**	96,727,472
II.	Rent, taxes and lighting[1]	**13,789,914**	12,410,538
III.	Printing and stationery	**2,471,090**	2,058,744
IV.	Advertisement and publicity	**14,773,598**	10,073,452
V.	Depreciation on Bank's property	**13,048,350**	11,523,100
VI.	Depreciation (including lease equalisation) on leased assets	**199,538**	187,914
VII.	Directors' fees, allowances and expenses	**47,851**	45,484
VIII.	Auditors' fees and expenses	**60,199**	52,962
IX.	Law charges	**1,277,541**	1,150,521
X.	Postages, courier, telephones, etc.	**5,896,242**	5,725,178
XI.	Repairs and maintenance	**31,251,038**	24,649,279
XII.	Insurance	**14,789,240**	12,944,781
XIII.	Direct marketing agency expenses	**28,901,240**	22,568,493
XIV.	Other expenditure[2]	**81,627,230**	67,215,242
TOTAL OPERATING EXPENSES		**328,732,391**	**267,333,160**

1. *Includes lease expense amounting to ₹ 10,784.1 million (March 31, 2022: ₹ 9,860.8 million).*

2. *Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) amounting to ₹ 15,035.2 million (March 31, 2022: ₹ 13,206.1 million).*

3. *Net of recoveries from group companies towards shared services.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, China, Dubai, Hong Kong, Singapore, United States of America and Offshore Banking units.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest and other income on non-performing assets (NPAs) where it is recognised upon realisation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

SIGNIFICANT ACCOUNTING POLICIES

1. **Revenue recognition**

   a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

   b) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

   c) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

   d) Loan processing fee is accounted for upfront when it becomes due.

   e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

   f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

   g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

   h) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

   i) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

   j) All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

2.   Investments

Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation.

The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Classification:

All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Held for Trading' (HFT) on the date of purchase as per the extant RBI guidelines on investment classification and valuation. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities. Investments in the equity of subsidiaries/joint ventures are classified under HTM or AFS categories.

Cost of acquisition:

Costs, including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Valuation:

Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided. Non-performing investments are identified based on the RBI guidelines.

HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The market/fair value of unquoted government securities which are in nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FBIL. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

The units of Venture Capital Funds (VCFs) are valued at the net asset value (NAV) declared by the VCF. If the latest balance sheet is not available continuously for more than 18 months, the units of VCF are valued at ₹ 1, as per RBI guidelines.

At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided.

The Bank assesses investments in subsidiaries for any other than temporary diminution in value and appropriate provisions are made.

Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

Disposal:

Gain/loss on sale of investments is recognised in the profit and loss Account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to "Capital Reserve" in accordance with the RBI Guidelines.

Short sale:

The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked to market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

Repurchase transactions:

Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

3. **Provision/write-offs on loans and other credit facilities**

Classification:

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. The RBI guidelines on 'Resolution Framework for COVID-19-related Stress' provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

Provisioning:

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country regulations, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. Provisions on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI the entire amount, is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with RBI directions.

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

In terms of RBI guidelines, the NPAs are written-off in accordance with the Bank's policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank's net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during FY2021 under the extant RBI guidelines related to Covid-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the right to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

5. Fixed assets

Fixed assets, other than premises, are carried at cost less accumulated depreciation and impairment, if any. Premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. Assets individually costing upto ₹ 5,000/- are depreciated fully in the year of acquisition.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually. The profit on sale of premises is appropriated to Capital Reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

The useful lives of the groups of fixed assets are given below.

Asset	Useful life
Premises owned by the Bank	60 years
Leased assets and improvements to leasehold premises	60 years or lease period whichever is lower
ATMs[1,2]	5-8 years
Plant and machinery[1] (including office equipment)	5-10 years
Electric installations and equipments	10-15 years
Computers	3 years
Servers and network equipment[1]	4-10 years
Furniture and fixtures[1]	5-10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	3-4 years

1. The useful life of fixed assets is based on historical experience of the Bank, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

2. Cash acceptor machine

3. Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.

4. Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6. **Translation of foreign currency items**

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

7. Foreign exchange and derivative contracts

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account.

The derivative contracts entered into for trading purposes are marked-to-market and the resulting gain or loss is accounted in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS)

The Employees Stock Option Scheme (the Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the closing price on the stock exchange with highest trading volume of the underlying shares, immediately prior to the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option, volatility, risk free rate and dividend yield.

The cost of stock options is recognised in the profit and loss account over the vesting period.

9. Employee Benefits

Gratuity

The Bank pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to recognised trust which administers the funds on its own account or through insurance companies.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes 15.0% of the total annual basic salary for certain employees to superannuation funds. Further, the Bank contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Bank has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan, covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Bank recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Bank provides for compensated absence based on actuarial valuation conducted by an independent actuary.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain. However, in case of unabsorbed depreciation or carried forward loss, deferred tax assets will be recognised only if there is virtual certainty of realisation of such assets.

11. Impairment of Assets

The Bank follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Bank assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

13. Earnings per share (EPS)

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

14. Share issue expenses

Share issue expenses are deducted from Share Premium Account in terms of Section 52 of the Companies Act, 2013.

15. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

16. Lease transactions

Lease payments, including cost escalations, for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

17. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Net profit/(loss) attributable to equity share holders	318,965.0	233,394.9
Nominal value per share (₹)	2.00	2.00
Basic earnings per share (₹)	45.79	33.66
Effect of potential equity shares (₹)	(0.90)	(0.68)
Diluted earnings per share (₹)[1]	44.89	32.98
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Basic weighted average number of equity shares outstanding	6,966,305,957	6,933,652,636
Add: Effect of potential equity shares	138,684,400	142,291,212
Diluted weighted average number of equity shares outstanding	7,104,990,357	7,075,943,848

1. The dilutive impact is due to options granted to employees by the Bank.

2. Business/Information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

Sr. No.	Particulars	Year ended March 31, 2023	Year ended March 31, 2022
1.	Interest income to working funds[1]	7.40%	6.83%
2.	Non-interest income to working funds[1]	1.34%	1.46%
3.	Cost of deposits	3.66%	3.53%
4.	Net interest margin[2]	4.48%	3.96%
5.	Operating profit to working funds[1,3]	3.33%	3.10%
6.	Return on assets[4]	2.16%	1.84%
7.	Net profit/(loss) per employee[5] (₹ in million)	2.8	2.3
8.	Business (average deposits plus average advances) per employee[5,6] (₹ in million)	170.7	166.9

1. For the purpose of computing the ratio, working funds represent the simple average of balances of total assets computed for monthly reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.

2. Net interest income/Average earning assets. Net interest income is the difference of interest income and interest expense. Average earning assets are average of daily balance of interest earning assets.

3. Operating profit is profit for the year before provisions and contingencies.

4. For the purpose of computing the ratio, assets represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.

5. Computed based on average number of employees which include sales executives, employees on fixed term contracts and interns.

6. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

3. Capital adequacy ratio

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

Basel III guidelines require the Bank to maintain a minimum Capital to Risk-Weighted Assets Ratio (CRAR) of 11.70% with minimum CET1 CRAR of 8.20% and minimum Tier-1 CRAR of 9.70%. The minimum total CRAR, Tier-1 CRAR and CET1 CRAR requirement include capital conservation buffer of 2.50% and additional capital requirement of 0.20% on account of the Bank being designated as Domestic Systemically Important Bank.

The following table sets forth, for the periods indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentage

Particulars	At March 31, 2023	At March 31, 2022
Common Equity Tier 1 capital (CET 1)	1,832,770.7	1,555,000.1
Additional Tier 1 capital	51,400.0	66,206.5
Tier 1 capital (i + ii)	1,884,170.7	1,621,206.6
Tier 2 capital	78,652.2	71,923.7
Total capital (Tier 1+Tier 2)	1,962,822.9	1,693,130.3
Total Risk Weighted Assets (RWAs)	10,705,150.5	8,835,909.9
CET1 CRAR (%)	17.12%	17.60%
Tier-1 CRAR (%)	17.60%	18.35%
Tier-2 CRAR (%)	0.74%	0.81%
Total CRAR (%)	18.34%	19.16%
Leverage Ratio	10.27%	9.95%
Percentage of the shareholding of		
a) Government of India	0.20%	0.19%
Amount of equity capital raised[1]	-	-
Amount of non-equity Tier-1 capital raised during the year, of which:		
a) Perpetual Non-Cumulative Preference Shares	-	-
b) Perpetual Debt Instruments	-	-
Amount of Tier-2 capital raised; of which		
1. Debt Capital Instruments	-	-
2. Preference Share Capital Instruments [Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]	-	-

1. Additionally ₹ 9,644.4 million raised pursuant to exercise of employee stock options during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 7,988.8 million).

4. Liquidity coverage ratio

The Basel Committee on Banking Supervision (BCBS) had introduced the liquidity coverage ratio (LCR) in order to ensure that a bank has an adequate stock of unencumbered high quality liquid assets (HQLA) to survive a significant liquidity stress lasting for a period of 30 days. LCR is defined as a ratio of HQLA to the total net cash outflows estimated for the next 30 calendar days. As per the RBI guidelines, the minimum LCR required to be maintained by banks is 100.0%.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the quarterly average of unweighted and weighted values of the LCR of the Bank. The quarterly average LCR is computed based on simple average of daily observations during the quarter. Number of observations used in computing quarterly LCR for three months ended March 31, 2023 was 61 days (three months ended December 31, 2022: 62 days; three months ended September 30, 2022: 64 days; three months ended June 30, 2022: 61 days and three months ended March 31, 2022: 60 days).

₹ in million

Sr. No.	Particulars	Three months ended March 31, 2023 — Total unweighted value (average)	Three months ended March 31, 2023 — Total weighted value (average)	Three months ended March 31, 2022 — Total unweighted value (average)	Three months ended March 31, 2022 — Total weighted value (average)	Three months ended December 31, 2022 — Total unweighted value (average)	Three months ended December 31, 2022 — Total weighted value (average)	Three months ended September 30, 2022 — Total unweighted value (average)	Three months ended September 30, 2022 — Total weighted value (average)	Three months ended June 30, 2022 — Total unweighted value (average)	Three months ended June 30, 2022 — Total weighted value (average)
	High quality liquid assets										
1.	Total high quality liquid assets	N.A.	3,234,595.5	N.A.	3,197,273.3	N.A.	3,134,279.3	N.A.	3,200,984.5	N.A.	3,210,065.2
	Cash outflows										
2.	Retail deposits and deposits from small business customers, of which:	6,764,179.8	573,450.1	5,997,380.5	501,662.3	6,569,475.7	554,062.5	6,379,254.4	537,044.3	6,186,835.5	517,920.2
(i)	Stable deposits	2,059,358.0	102,967.9	1,961,515.9	98,075.8	2,057,700.9	102,885.0	2,017,622.4	100,881.1	2,015,267.6	100,763.4
(ii)	Less stable deposits	4,704,821.8	470,482.2	4,035,864.6	403,586.5	4,511,774.8	451,177.5	4,361,632.0	436,163.2	4,171,567.9	417,156.8
3.	Unsecured wholesale funding, of which:	3,607,311.0	1,911,837.1	3,447,305.6	1,837,823.3	3,519,020.9	1,883,100.2	3,477,070.1	1,869,609.1	3,478,161.9	1,857,355.0
(i)	Operational deposits (all counterparties)	-	-	-	-	-	-	-	-	-	-
(ii)	Non-operational deposits (all counterparties)	3,550,488.4	1,855,014.5	3,404,074.0	1,794,591.7	3,440,349.5	1,804,428.8	3,386,573.1	1,779,112.1	3,430,804.2	1,809,997.3
(iii)	Unsecured debt	56,822.6	56,822.6	43,231.6	43,231.6	78,671.4	78,671.4	90,497.0	90,497.0	47,357.7	47,357.7
4.	Secured wholesale funding	N.A.	-	N.A.	-	N.A.	2.2	N.A.	-	N.A.	-
5.	Additional requirements, of which:	513,975.8	148,357.8	356,267.6	116,575.6	530,202.4	166,102.0	423,727.3	137,678.0	365,606.0	116,853.3
(i)	Outflows related to derivative exposures and other collateral requirements	92,369.7	92,369.7	80,771.1	80,771.1	111,288.1	111,288.1	96,488.8	96,488.8	80,794.4	80,794.4
(ii)	Outflows related to loss of funding on debt products	86.6	86.6	112.0	112.0	83.9	83.9	88.0	88.0	98.7	98.7
(iii)	Credit and liquidity Facilities	421,519.5	55,901.5	275,384.5	35,692.5	418,830.4	54,730.0	327,150.5	41,101.2	284,712.9	35,960.2
6.	Other contractual funding obligations	292,688.8	292,688.8	259,807.6	259,807.6	276,120.5	276,120.5	264,193.8	264,193.8	261,500.8	261,500.8
7.	Other contingent funding obligations	5,190,402.8	230,232.1	3,983,615.4	173,467.7	4,868,741.0	213,934.4	4,598,139.5	202,011.3	4,294,109.7	186,785.8
8.	**Total cash outflows**	N.A.	3,156,565.9	N.A.	2,889,336.5	N.A.	3,093,321.8	N.A.	3,010,536.5	N.A.	2,940,415.1
9.	Secured lending (e.g. reverse repos)	22,171.3	5.7	609,516.5	5.8	16,347.9	15.3	69,185.0	11.9	291,765.2	10.1
10.	Inflows from fully performing exposures	629,818.6	458,616.6	514,644.8	388,691.5	616,886.5	441,108.7	576,377.2	409,518.8	489,646.8	339,345.3
11.	Other cash inflows	132,222.9	92,103.8	92,512.6	61,628.7	148,808.0	109,414.6	114,107.5	80,809.7	99,869.5	70,181.6
12.	**Total cash inflows**	784,212.8	550,726.1	1,216,673.9	450,326.0	782,042.4	550,538.6	759,669.7	490,340.4	881,281.5	409,537.0
13.	**Total HQLA**	N.A.	3,234,595.5	N.A.	3,197,273.3	N.A.	3,134,279.3	N.A.	3,200,984.5	N.A.	3,210,065.2
14.	Total net cash outflows (8)-(12)	N.A.	2,605,839.8	N.A.	2,439,010.5	N.A.	2,542,783.2	N.A.	2,520,196.1	N.A.	2,530,878.1
15.	**Liquidity coverage ratio (%)**	N.A.	124.13%	N.A.	131.09%	N.A.	123.26%	N.A.	127.01%	N.A.	126.84%

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

Liquidity of the Bank is managed by the Asset Liability Management Group (ALMG) under the central oversight of the Asset Liability Management Committee (ALCO). For the domestic operations of the Bank, ALMG-India is responsible for the overall management of liquidity. For the overseas branches of the Bank, a decentralised approach is followed for day-to-day liquidity management, while a centralised approach is followed for long-term funding in co-ordination with Head Office. Liquidity in the overseas branches is maintained taking into consideration both host country and the RBI regulations.

HQLA primarily includes government securities in excess of minimum statutory liquidity ratio (SLR) and to the extent allowed under marginal standing facility (MSF) and facility to avail liquidity for LCR (FALLCR) of ₹ 2,753,045.5 million (March 31, 2022: ₹ 2,790,136.8 million) at March 31, 2023.

As per the RBI guidelines, the carve-out from SLR under FALLCR was 15.0% of Net Demand and Time Liabilities (NDTL) till April 17, 2022 and was increased to 16.0% of NDTL effective April 18, 2022; for Marginal Standing Facility (MSF), it was 2.0% of NDTL. Additionally, cash, balance in excess of cash reserve requirement with RBI and balances with central banks at our overseas branches locations amounted to ₹ 320,660.8 million at March 31, 2023 (March 31, 2022: ₹ 263,064.3 million). Further, average level 2 assets, primarily consisting of AA- and above rated corporate bonds and commercial papers, amounted to ₹ 127,857.7 million at March 31, 2023 (March 31, 2022: ₹ 76,569.7 million).

At March 31, 2023, top liability products/instruments and their percentage contribution to the total liabilities of the Bank were term deposits of 40.37% (March 31, 2022: 38.67%), savings account deposits of 23.97% (March 31, 2022: 25.49%), current account deposits of 10.19% (March 31, 2022: 11.22%) and bond borrowings of 4.26% (March 31, 2022: 4.96%). Top 20 depositors comprised 3.47% of the total deposits of the Bank at March 31, 2023 (March 31, 2022: 5.26%). Further, the total borrowings mobilised from significant counterparties (from whom the funds borrowed were more than 1.00% of the Bank's total liabilities) were 2.48% of the total liabilities of the Bank at March 31, 2023 (March 31, 2022: 2.37%).

The weighted cash outflows are primarily driven by unsecured wholesale funding which includes non-operational deposits and unsecured debt. During the three months ended March 31, 2023, unsecured wholesale funding contributed 60.57% (March 31, 2022: 63.61%) of the total weighted cash outflows. The non-operational deposits include term deposits with premature withdrawal facility. Retail deposits including deposits from small business customers and other contingent funding obligations constituted 18.17% (March 31, 2022: 17.36%) and 7.29% (March 31, 2022: 6.00%) of the total weighted cash outflows, respectively. The other contingent funding obligations primarily included bank guarantees (BGs) and letters of credit (LCs) issued on behalf of the Bank's clients.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the RBI, certain derivative transactions would be subject to margining and consequent collateral exchange would be as governed by Credit Support Annex (CSA). The Bank has entered into CSAs which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through Qualified Central Counterparties (QCCP) in India including the Clearing Corporation of India (CCIL) and other exchange houses as well as for transactions covered under CSAs. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the RBI guidelines.

The average LCR of the Bank for the three months ended March 31, 2023 was 124.13% (March 31, 2022: 131.09%). During the year ended March 31, 2023, other than Indian Rupee, USD was the only significant foreign currency which constituted more than 5% of the balance sheet size of the Bank. The average LCR of the Bank for USD currency, computed based on daily LCR values, was 83.68% for the three months ended March 31, 2023 (March 31, 2022: 256.23%).

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

5. **Information about business and geographical segments**

    Business Segments

    Pursuant to the guidelines issued by RBI on AS 17 - Segment Reporting, the following business segments have been reported.

    - **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

    - **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

    - **Treasury** includes the entire investment and derivative portfolio of the Bank.

    - **Other Banking** includes leasing operations and other items not attributable to any particular business segment.

    - **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

    Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

    All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

    The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

    The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2023				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	**1,037,753.4**	**506,148.5**	**847,707.4**	**23,830.6**	**2,415,439.9**
2.	Less: Inter-segment revenue					**1,124,812.0**
3.	Total revenue (1)–(2)					**1,290,627.9**
4.	**Segment results**	**175,336.8**	**157,857.8**	**142,715.5**	**4,802.2**	**480,712.3**
5.	Unallocated expenses					**56,500.0**
6.	Operating profit (4)-(5)					**424,212.3**
7.	Income tax expenses (including deferred tax credit)					**105,247.3**
8.	**Net profit/(loss) (6)-(7)**					**318,965.0**
9.	Segment assets	**6,039,593.7**	**4,328,743.5**	**5,084,697.5**	**297,915.4**	**15,750,950.1**
10.	Unallocated assets					**91,116.4**
11.	**Total assets (9)+(10)**					**15,842,066.5**
12.	Segment liabilities	**8,913,545.4**	**3,472,764.9**	**3,299,563.5**	**25,192.7**	**15,711,066.5**
13.	Unallocated liabilities					**131,000.0**
14.	**Total liabilities (12)+(13)**					**15,842,066.5**
15.	Capital expenditure	**11,682.9**	**5,251.8**	**610.6**	**277.0**	**17,822.3**
16.	Depreciation	**9,274.5**	**3,427.2**	**335.8**	**210.4**	**13,247.9**

1. Includes share capital and reserves and surplus.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

| Sr. No. | Particulars | For the year ended March 31, 2022 | | | | |
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	846,392.2	399,714.9	675,041.1	13,139.0	1,934,287.2
2.	Less: Inter-segment revenue					885,366.4
3.	Total revenue (1)–(2)					1,048,920.8
4.	**Segment results**	**114,003.9**	**90,529.3**	**98,202.2**	**3,103.5**	**305,838.9**
5.	Unallocated expenses					(250.0)
6.	Operating profit (4)-(5)					306,088.9
7.	Income tax expenses (including deferred tax credit)					**72,694.0**
8.	**Net profit/(loss) (6)-(7)**					**233,394.9**
9.	Segment assets	4,876,519.3	3,790,918.0	5,181,297.0	165,047.3	14,013,781.6
10.	Unallocated assets					99,195.8
11.	**Total assets (9)+(10)**					14,112,977.4
12.	Segment liabilities	7,918,942.5	3,213,907.0	2,895,745.3[1]	22,028.0	14,050,622.8
13.	Unallocated liabilities					62,354.6
14.	**Total liabilities (12)+(13)**					14,112,977.4
15.	Capital expenditure	9,901.7	4,453.3	623.1	170.6	15,148.7
16.	Depreciation	8,068.8	3,130.8	399.6	111.8	11,711.0

1. Includes share capital and reserves and surplus.

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the three months ended march 31, 2023 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	**287,393.4**	**49,026.3**	**6,039,593.7**	**8,913,545.4**	**2,799.1**	**2,513.2**
(i)	Digital Banking	**64,748.7**	**15,354.8**	**941,323.5**	**1,306,703.2**	**141.5**	**128.6**
(ii)	Other Retail Banking	**222,644.7**	**33,671.5**	**5,098,270.2**	**7,606,842.2**	**2,657.6**	**2,384.6**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

Geographical segments

The Bank reports its operations under the following geographical segments.

- **Domestic operations** comprise branches in India.

- **Foreign operations** comprise branches outside India and offshore banking units in India.

The following tables set forth, for the periods indicated, geographical segment results.

₹ in million

Revenues	Year ended March 31, 2023	Year ended March 31, 2022
Domestic operations	1,257,715.6	1,030,521.2
Foreign operations	32,912.3	18,399.6
Total	**1,290,627.9**	**1,048,920.8**

₹ in million

Assets	At March 31, 2023	At March 31, 2022
Domestic operations	15,019,154.1	13,147,975.3
Foreign operations	731,796.0	865,806.3
Total	**15,750,950.1**	**14,013,781.6**

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2022
Domestic operations	17,672.8	15,089.7	13,164.4	11,633.6
Foreign operations	149.5	59.0	83.5	77.4
Total	**17,822.3**	**15,148.7**	**13,247.9**	**11,711.0**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

6. **Maturity pattern**

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2023.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	10,042.4	1,245,694.5	127,754.2	-	35,349.4	1,637.6
2 to 7 days	116,565.8	113,368.4	564,803.8	21,086.7	474,567.6	50,108.9
8 to 14 days	95,999.8	67,409.4	228,411.9	10,111.6	68,969.2	24,821.5
15 to 30 days	239,586.3	111,274.4	194,054.5	16,811.4	61,989.4	38,634.4
31 days to 2 months	444,361.0	63,882.2	306,379.7	51,726.9	87,871.1	63,990.3
2 to 3 months	457,284.2	51,112.4	313,978.8	98,068.9	96,509.6	51,706.2
3 to 6 months	665,075.0	114,959.0	559,170.4	92,851.8	93,123.7	75,904.4
6 months to 1 year	1,081,144.6	190,744.3	901,157.0	179,973.3	79,832.7	91,177.0
1 to 3 years	2,883,348.7	397,446.1	1,588,983.4	324,902.8	89,170.3	205,213.2
3 to 5 years	1,891,304.2	576,828.0	3,521,292.8	130,609.0	18,342.9	45,168.3
Above 5 years	2,311,671.1	690,578.7	3,502,420.5	267,112.5	48,785.1	10,802.2
Total	**10,196,383.1**	**3,623,297.4**	**11,808,407.0**	**1,193,254.9**	**1,154,511.0**	**659,164.0**

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2022.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	10,023.7	1,023,151.0	162,162.4	758.0	395,980.6	6,728.2
2 to 7 days	79,283.8	83,798.1	607,138.7	9,668.5	177,666.4	14,922.0
8 to 14 days	93,192.1	67,604.5	235,678.2	11,180.3	128,950.4	19,335.6
15 to 30 days	194,044.8	68,387.2	185,586.0	7,968.7	62,348.0	22,612.3
31 days to 2 months	377,596.2	44,084.5	258,346.3	68,339.1	138,111.6	77,095.6
2 to 3 months	440,510.6	44,274.6	250,332.6	31,920.8	128,634.4	42,766.8
3 to 6 months	662,714.9	90,264.3	375,680.6	139,027.8	149,013.3	132,171.2
6 months to 1 year	900,298.5	168,371.2	560,255.7	77,967.0	64,919.5	42,368.4
1 to 3 years	2,349,247.5	318,754.2	1,254,163.9	316,029.9	51,242.0	122,288.6
3 to 5 years	1,618,921.1	539,761.1	3,389,943.1	155,341.3	15,862.0	77,514.1
Above 5 years	1,864,371.2	653,959.3	3,366,428.6	254,112.2	55,769.6	49,228.9
Total	**8,590,204.4**	**3,102,410.0**	**10,645,716.1**	**1,072,313.6**	**1,368,497.8**	**607,031.7**

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The estimates and assumptions used by the Bank for classification of assets and liabilities under the different maturity buckets are based on the returns submitted to RBI for the relevant periods.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

7. **Employee Stock Option Scheme (ESOS)**

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed 5 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted in May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2023 was ₹ 291.15 (year ended March 31, 2022: ₹ 227.75).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Risk-free interest rate	5.99% to 7.37%	5.34% to 6.53%
Expected term	3.23 to 5.23 years	3.55 to 5.55 years
Expected volatility	34.79% to 38.98%	35.38% to 39.41%
Expected dividend yield	0.27% to 0.72%	0.18% to 0.30%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

| Particulars | Stock options outstanding | | | |
| | Year ended March 31, 2023 | | Year ended March 31, 2022 | |
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	237,197,999	310.82	246,590,972	276.14
Add: Granted during the year	25,793,500	747.92	25,550,350	570.43
Less: Lapsed during the year, net of re-issuance	3,921,340	568.36	2,164,335	444.41
Less: Exercised during the year	34,044,356	276.72	32,778,988	243.44
Outstanding at the end of the year	225,025,803	361.60	237,197,999	310.82
Options exercisable	172,938,533	289.69	177,170,739	264.69

The following table sets forth, the summary of stock options outstanding at March 31, 2023.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	7,202,993	160.84	1.85
200-399	145,129,078	267.52	4.37
400-599	48,347,432	479.32	4.15
600-799	24,274,900	747.62	6.17
800-899	71,400	862.88	6.58

The following table sets forth, the summary of stock options outstanding at March 31, 2022.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	11,245,113	160.69	2.52
200-399	171,000,375	267.10	5.30
400-599	54,887,211	477.26	5.11
600-799	46,300	737.63	6.63
800-899	19,000	810.25	6.92

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2023 was ₹ 832.00 (year ended March 31, 2022: ₹ 703.14).

8. **Subordinated debt**

During the year ended March 31, 2023 the Bank has not raised (March 31, 2022: Nil) subordinated debt bonds qualifying for Additional Tier-1 capital and subordinated debt qualifying for Tier-2 capital (March 31, 2022: Nil).

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

9. **Repurchase transactions**

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF).

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2023
		Year ended March 31, 2023			
	Securities sold under Repo, LAF and MSF				
i)	Government Securities	-	244,318.8	137,385.3	-
ii)	Corporate Debt Securities	-	1,000.0	2.7	-
iii)	Any other securities	-	-	-	-
	Securities purchased under Reverse Repo and LAF				
i)	Government Securities	-	660,560.0	101,231.3	-
ii)	Corporate Debt Securities	-	4,250.0	88.4	-
iii)	Any other securities	-	-	-	-

1. *Amounts reported are based on face value of securities under Repo and Reverse repo.*

2. *Amounts reported are based on lending/borrowing amount under tri-party repo, LAF and MSF.*

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2022
		Year ended March 31, 2022			
	Securities sold under Repo, LAF and MSF				
i)	Government Securities	-	429,969.4	109,949.5	5,000.0
ii)	Corporate Debt Securities	-	-	-	-
iii)	Any other securities	-	-	-	-
	Securities purchased under Reverse Repo and LAF				
i)	Government Securities	-	932,200.0	398,949.8	494,020.0
ii)	Corporate Debt Securities	-	2,000.0	60.3	-
iii)	Any other securities	-	-	-	-

1. *Amounts reported are based on face value of securities under Repo and Reverse repo.*

2. *Amounts reported are based on lending/borrowing amount under tri-party repo, LAF and MSF.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

10. Composition of investments

The following table sets forth, the composition of investments of the Bank at March 31, 2023.

₹ in million

	Investments in India							Investments outside India				Total Investments
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and/or joint ventures	Others	Total investments in India	Government securities (including local authorities)	Subsidiaries and/or joint ventures	Others	Total Investments outside India	
Held to Maturity												
Gross	2,462,155.4	-	54.7	-	48,937.6	4,285.7	2,515,433.4	-	19,698.9	279.5	19,978.4	2,535,411.8
Less: Provision for non-performing investments (NPI)	-	-	54.7	-	-	-	54.7	-	-	-	-	54.7
Net	2,462,155.4	-	-	-	48,937.6	4,285.7	2,515,378.7	-	19,698.9	279.5	19,978.4	2,535,357.1
Available for Sale												
Gross	573,450.5	-	51,424.6	214,257.2	19,976.5	119,517.2	978,626.0	3,595.4	-	22,532.2	26,127.6	1,004,753.6
Less: Provision for depreciation and NPI	-	-	29,712.7	9,748.5	-	18,015.9	57,477.1	-	-	4,045.3	4,045.3	61,522.4
Net	573,450.5	-	21,711.9	204,508.7	19,976.5	101,501.3	921,148.9	3,595.4	-	18,486.9	22,082.3	943,231.2
Held for Trading												
Gross	22,166.9	-	-	83,585.4	-	-	105,752.3	38,794.0	-	162.8	38,956.8	144,709.1
Less: Provision for depreciation and NPI	-	-	-	-	-	-	-	-	-	-	-	-
Net	22,166.9	-	-	83,585.4	-	-	105,752.3	38,794.0	-	162.8	38,956.8	144,709.1
Total Investments	3,057,772.8	-	51,479.3	297,842.6	68,914.1	123,802.9	3,599,811.7	42,389.4	19,698.9	22,974.5	85,062.8	3,684,874.5
Less: Provision for non-performing investments	-	-	54.7	-	-	-	54.7	-	-	-	-	54.7
Less: Provision for depreciation and NPI	-	-	29,712.7	9,748.5	-	18,015.9	57,477.1	-	-	4,045.3	4,045.3	61,522.4
Net	3,057,772.8	-	21,711.9	288,094.1	68,914.1	105,787.0	3,542,279.9	42,389.4	19,698.9	18,929.2	81,017.5	3,623,297.4

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth the composition of Investments of the Bank at March 31, 2022.

₹ in million

	Investments in India							Investments outside India				Total Investments
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and/or joint ventures	Others	Total investments in India	Government securities (including local authorities)	Subsidiaries and/or joint ventures	Others	Total Investments outside India	
Held to Maturity												
Gross	1,991,567.9	-	54.7	1,802.6	48,937.6	3,546.8	2,045,909.6	-	19,698.9	1,135.5	20,834.4	2,066,744.0
Less: Provision for non-performing investments (NPI)	29.2	-	54.7	-	-	-	83.9	-	-	-	-	83.9
Net	1,991,538.7	-	-	1,802.6	48,937.6	3,546.8	2,045,825.7	-	19,698.9	1,135.5	20,834.4	2,066,660.1
Available for Sale												
Gross	554,103.9	-	54,640.9	191,499.4	17,326.5	81,021.4	898,592.1	17,164.6		21,852.5	39,017.1	937,609.2
Less: Provision for depreciation and NPI	-	-	30,691.7	5,462.5	-	13,989.3	50,143.5	-	-	1,114.4	1,114.4	51,257.9
Net	554,103.9	-	23,949.2	186,036.9	17,326.5	67,032.1	848,448.6	17,164.6	-	20,738.1	37,902.7	886,351.3
Held for Trading												
Gross	18,260.2	-	186.7	37,964.0	-	1,343.7	57,754.6	90,176.3	-	1,541.6	91,717.9	149,472.5
Less: Provision for depreciation and NPI	25.4	-	-	-	-	-	25.4	-	-	48.5	48.5	73.9
Net	18,234.8	-	186.7	37,964.0	-	1,343.7	57,729.2	90,176.3	-	1,493.1	91,669.4	149,398.6
Total Investments	2,563,932.0	-	54,882.3	231,266.0	66,264.1	85,911.9	3,002,256.3	107,340.9	19,698.9	24,529.6	151,569.4	3,153,825.7
Less: Provision for non-performing investments	29.2	-	54.7	-	-	-	83.9	-	-	-	-	83.9
Less: Provision for depreciation and NPI	25.4	-	30,691.7	5,462.5	-	13,989.3	50,168.9	-	-	1,162.9	1,162.9	51,331.8
Net	2,563,877.4	-	24,135.9	225,803.5	66,264.1	71,922.6	2,952,003.5	107,340.9	19,698.9	23,366.7	150,406.5	3,102,410.0

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Securities kept as margin

The following table sets forth, the face value of securities that are kept as margin are as under:

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
	Securities kept as margin with Clearing Corporation of India towards (CCIL)		
i)	Collateral and fund management-Securities Segment	**26,050.0**	50,250.0
ii)	Collateral and fund management-Tri-Party Repo	**356,050.0**	384,680.0
iii)	Default Fund-Forex Forward Segment	**2,250.0**	3,650.0
iv)	Default Fund-Forex Settlement Segment	**220.0**	250.0
v)	Default Fund-Rupee Derivatives (Guaranteed Settlement) Segment	**1,920.0**	1,950.0
vi)	Default Fund-Securities Segment	**120.0**	150.0
vii)	Default Fund-Tri-Party Repo Segment	**150.0**	300.0
	Securities kept as margin with the RBI towards		
i)	Real Time Gross Settlement (RTGS)	**-**	-
ii)	Repo Transactions	**314,750.0**	314,750.0
	Securities kept with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivative Segment	**14,000.0**	16,000.0
	Securities kept with London clearing house (LCH) Clearnet Limited towards LCH Currency Derivative Segment	**9,531.7**	-

11. Movement of provisions for depreciation on investments and Investment Fluctuation Reserve

The following table sets forth, for the period indicated, the movement of provisions for depreciation on investments and Investment Fluctuation Reserve of the Bank.

₹ in million, except percentage

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
A.	**Movement of provisions held towards depreciation on investments**		
	i) Opening balance	**51,415.7**	49,791.2
	ii) Add: Provisions made during the year	**14,688.5**	7,633.3
	iii) Less: Write-off/write-back of excess provisions during the year	**(4,527.1)**	(6,008.8)
	iv) Closing balance	**61,577.1**	51,415.7
B.	**Movement of Investment Fluctuation Reserve**		
	i) Opening balance	**20,715.0**	16,886.2
	ii) Add: Amount transferred during the year	**1,043.8**	3,828.8
	iii) Less: drawdown	**-**	-
	iv) Closing balance	**21,758.8**	20,715.0
C.	**Closing balance in IFR as a percentage of closing balance of investments in AFS and HFT/Current category**	**2.00%**	2.00%

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

12. **Investment in securities, other than government and other approved securities (Non-SLR investments)**

   i) *Issuer composition of investments in securities, other than government and other approved securities*

   The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2023.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,4]	Extent of 'unlisted' securities[2,4]
			(a)	(b)	(c)	(d)
1.	PSUs	**34,991.4**	**15,118.9**	**-**	**-**	**4,920.0**
2.	FIs	**76,392.3**	**54,146.0**	**797.0**	**181.8**	**-**
3.	Banks	**21,652.3**	**13,341.1**	**1,069.2**	**-**	**2,358.7**
4.	Private corporates	**237,340.3**	**200,086.4**	**2,965.0**	**695.0**	**13,375.7**
5.	Subsidiaries/ Joint ventures	**88,613.0**	**5,525.3**	**-**	**-**	**-**
6.	Others[3,4]	**168,112.2**	**125,722.9**	**20,098.2[5]**	**-**	**-**
7.	Provision held towards depreciation	**(61,577.1)**	**-**	**-**	**-**	**-**
	Total	**565,524.4**	**413,940.6**	**24,929.4**	**876.8**	**20,654.4**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*
2. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.*
3. *Includes investments in non-Indian government securities by overseas branches amounting to ₹ 42,389.4 million.*
4. *Excludes investments in non-SLR Government of India securities amounting to ₹ 81.0 million.*
5. *Represents security receipts.*

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2022.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,4]	Extent of 'unlisted' securities[2,4]
			(a)	(b)	(c)	(d)
1.	PSUs	10,242.6	3,577.2	-	-	-
2.	FIs	70,954.3	39,157.1	804.0	181.8	-
3.	Banks	42,146.6	30,396.2	10,932.6	-	2,251.0
4.	Private corporates	184,022.2	138,165.4	-	690.4	10,375.7
5.	Subsidiaries/ Joint ventures	85,963.1	5,525.3	-	-	-
6.	Others[3,4]	196,565.0	87,733.5	22,033.2[5]	-	-
7.	Provision held towards depreciation	(51,361.1)	N.A.	N.A.	N.A.	N.A.
	Total	**538,532.7**	**304,554.7**	**33,769.8**	**872.2**	**12,626.7**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*
2. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.*
3. *Includes investments in non-Indian government securities by overseas branches amounting to ₹ 104,390.9 million.*
4. *Excludes investments in non-SLR Government of India securities amounting to ₹ 94.5 million.*
5. *Represents security receipts.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

ii) *Non-performing investments in securities, other than government and other approved securities*

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening balance	**40,891.6**	44,236.9
Additions during the year	**10,106.1**	400.8
Reduction during the year	**(6,081.5)**	(3,746.1)
Closing balance	**44,916.2**	40,891.6
Total provision held	**40,394.6**	**34,655.8**

13. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2023 and March 31, 2022, the value of sales/transfers of securities to/from HTM category did not exceed 5.0% of the book value of investments held in HTM category at the beginning of the year. Sales and transfers of securities to/from HTM category does not include one-time transfer of securities, direct sales from HTM for bringing down SLR holdings consequent to a downward revision in SLR requirements by RBI, sales to RBI under open market operation auctions and government securities acquisition programme, repurchase of government securities by Government of India and state development loans by concerned state government under buyback or switch operations and additional shifting of securities explicitly permitted by RBI.

14. Derivatives

The Bank is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury and Securities Service Group (TSSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, asset liability management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Executive Director of the Bank.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VaR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by ALCO. Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account. The premium on option contracts is accounted for as per Foreign Exchange Dearlers Association of India (FEDAI) guidelines.

Over the counter (OTC) derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The Board of Directors has authorised ALCO to review and approve matters, as applicable, pertaining to the LIBOR transition to alternate risk free rates. A LIBOR Working Group has been constituted which reviews the progress on the international front, and the work carried out alongside Indian Banking Association (IBA). An update on the activities on the LIBOR transition and the proceedings of the Working Group are presented quarterly to ALCO. The necessary changes were implemented in the treasury system of the Bank to handle the transition of existing trades to the alternate risk free rates. The transition was carried out for the LIBORs (GBP, JPY, EUR, CHF) that ceased on December 31, 2021. USD LIBORs are expected to cease at the end of June 2023. There is sufficient liquidity in market for USD LIBOR linked trades. The Bank does not expect material valuation risk arising out of non-alignment of fallback provisions of commercially linked positions i.e., trading deals and on the existing hedge deals of the Bank.

The following tables set forth, for the periods indicated, the details of derivative positions.

₹ in million

| Sr. No. | Particulars | At March 31, 2023 | | At March 31, 2022 | |
		Currency derivative[1]	Interest rate derivative[2]	Currency derivative[1]	Interest rate derivative[2]
1.	Derivatives (Notional principal amount)				
	a) For hedging	-	364,145.0	-	256,843.9
	b) For trading	1,662,275.0	23,627,386.6	1,200,607.0	24,953,321.7
2.	Marked to market positions (net)[3]	(13,368.4)	9,074.0	(1,168.5)	(62.3)
	a) Asset (+)	36,738.3	97,204.6	25,319.0	47,374.3
	b) Liability (-)	(50,106.7)	(88,130.6)	(26,487.5)	(47,436.6)
3.	Credit exposure[4]	104,371.8	291,761.7	88,160.4	254,103.7
4.	Likely impact of one percentage change in interest rate (100*PV01)[5]				
	a) On hedging derivatives[6]	-	7,813.2	-	6,289.6
	b) On trading derivatives	1,467.5	10,770.6	2,551.3	6,129.0
5.	Maximum and minimum of 100*PV01 observed during the period				
	a) On hedging[6]				
	Maximum	-	9,327.0	-	6,454.8
	Minimum	-	5,937.8	-	5,073.9
	b) On trading				
	Maximum	2,948.6	11,379.1	2,916.3	7,949.6
	Minimum	1,416.4	1,489.8	2,440.3	1,170.2

1. *Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.*
2. *OTC interest rate options, interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.*
3. *For trading portfolio including accrued interest.*
4. *Includes accrued interest and has been computed based on current exposure method.*
5. *Amounts given are absolute values on a net basis, excluding options.*
6. *The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the details of Foreign exchange contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2023		At March 31, 2022	
		Trading	Non-trading	Trading	Non-trading
1.	Foreign exchange contracts (Notional principal amount)	14,350,624.0	979,594.1	9,657,484.9	987,759.1
2.	Marked to market positions (net)	467.4	(1,077.3)	(6,931.4)	1,265.1
	1. Asset (+)	24,154.1	2,154.3	18,946.4	1,733.1
	2. Liability (-)	(23,686.7)	(3,231.7)	(25,877.8)	(468.0)
3.	Credit exposure[1]	366,783.1	27,480.1	258,106.9	25,818.5
4.	Likely impact of one percentage change in interest rate (100*PV01)[2]	38.9	26.5	42.3	39.8

1. *Computed as per RBI Master Circular on Exposure Norms dated July 1, 2015.*

2. *Amounts given are absolute values on a net basis.*

As per the Master circular on Basel III Capital Regulations issued by RBI on April 1, 2022 on capital adequacy computation, 'Banks in India shall adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral'. Therefore, counterparty exposure has been fully off-set against the collateral received from the counterparty and the excess collateral posted over the net MTM payable is reckoned as exposure. Since, the collateral received is counterparty-wise and not product-wise, the derivative exposure reported above has not been adjusted for the collateral received/posted. At March 31, 2023, collateral utilised against the exposure was ₹ 11,761.9 million (March 31, 2022: ₹ 7,762.9 million), excess collateral posted over the exposure was ₹ 1,118.2 million (March 31, 2022: ₹ 1,959.5 million) and the net credit exposure on Foreign exchange and derivatives, subsequent to collateral netting, was ₹ 779,752.9 million (March 31, 2022: ₹ 620,386.1 million).

The net overnight open position (NOOP) at March 31, 2023 (as per last NOOP value reported to RBI for the year ended March 31, 2023) was ₹ 4,710.8 million (March 31, 2022: ₹ 6,202.9 million).

The Bank has no exposure in credit derivative instruments (funded and non-funded) including credit default swaps (CDS) and principal protected structures at March 31, 2023 (March 31, 2022: Nil).

15. **Exchange traded interest rate derivatives and currency derivatives**

Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
1.	Notional principal amount of exchange traded interest rate derivatives undertaken during the year - 10 year Government Security Notional Bond	-	4,539.2
2.	Notional principal amount of exchange traded interest rate derivatives outstanding - 10 year Government Security Notional Bond	-	-
3.	Notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.
4.	Mark-to-market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Exchange traded currency derivatives

The following table sets forth, for the periods indicated, the details of exchange traded currency derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
1.	Notional principal amount of exchange traded currency derivatives undertaken during the year	2,582,348.5	2,806,476.4
2.	Notional principal amount of exchange traded currency derivatives options outstanding	37,567.3	62,910.2
3.	Notional principal amount of exchange traded currency derivatives outstanding and not 'highly effective'	N.A.	N.A.
4.	Mark-to-market value of exchange traded currency derivatives outstanding and not 'highly effective'	N.A.	N.A.

16. **Forward rate agreement (FRA)/Interest rate swaps (IRS)/Cross currency swaps (CCS)**

The Bank enters into FRA, IRS and CCS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk and currency risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like Mumbai Inter-Bank Offered Rate (MIBOR), Indian Government Securities Benchmark Rate (INBMK), Mumbai Inter-Bank Forward Offer Rate (MIFOR) and Alternative Reference Rates (ARR) like Sterling Overnight Index Average (SONIA), Secured Overnight Financing Rate (SOFR) and Tokyo Overnight Average Rate (TONAR).

A CCS is a financial contract between two parties exchanging interest payments and principal, wherein interest payments and principal in one currency would be exchanged for interest payments and principal in another currency.

These contracts are subject to the risks of changes in market interest rates and currency rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the FRA/IRS contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
1.	Notional principal of FRA/IRS	23,972,449.0	25,184,685.1
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	97,127.6	47,632.0
3.	Collateral required by the Bank upon entering into FRA/IRS	-	-
4.	Concentration of credit risk[2]	5,112.9	3,414.2
5.	Fair value of FRA/IRS[3]	1,963.7	(1,418.3)

1. *For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.*

2. *Credit risk concentration is measured as the highest net receivable under these contracts from a particular counter party.*

3. *Fair value represents mark-to-market including accrued interest.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of the CCS.

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
1.	Notional principal of CCS[1]	564,630.0	498,337.6
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[2]	30,706.1	21,767.1
3.	Collateral required by the Bank upon entering into CCS	-	-
4.	Concentration of credit risk[3]	11,907.4	10,402.8
5.	Fair value of CCS[4]	(6,157.1)	2,672.3

1. CCS includes cross currency interest rate swaps and currency swaps.

2. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.

3. Credit risk concentration is measured as the highest net receivable under these contracts from a particular counter party.

4. Fair value represents mark-to-market including accrued interest.

The following tables set forth, for the periods indicated, the nature and terms of FRA and IRS.

Hedging

₹ in million

Benchmark	Type	At March 31, 2023		At March 31, 2022	
		Notional principal	No. of deals	Notional principal	No. of deals
MIBOR	Fixed receivable v/s floating payable	240,890.0	47	93,890.0	13
USD LIBOR	Fixed receivable v/s floating payable	123,255.0	15	162,953.9	19
Total		**364,145.0**	**62**	256,843.9	32

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

Trading

₹ in million

Benchmark	Type	At March 31, 2023		At March 31, 2022	
		Notional principal	No. of Deals	Notional principal	No. of deals
AUD LIBOR	Fixed receivable v/s floating payable	-	-	510.7	1
Bond yield	Sell FRA	78,803.6	224	13,587.9	27
AUD LIBOR	Floating receivable v/s fixed payable	-	-	266.7	6
CADCDOR	Floating receivable v/s Fixed payable	678.3	1	807.8	2
CADCDOR	Fixed receivable v/s Floating payable	678.3	1	793.9	1
EURESTR	Fixed receivable v/s Floating payable	38,625.8	15	7,040.8	3
EURESTR	Floating receivable v/s Fixed payable	41,076.1	19	7,840.9	3
EURIBOR	Fixed receivable v/s Floating payable	11,849.0	30	11,827.3	30
EURIBOR	Floating receivable v/s Fixed payable	13,697.0	20	13,727.9	21
GBPSONIA	Floating receivable v/s Fixed payable	8,577.5	16	7,498.9	15
GBPSONIA	Fixed receivable v/s Floating payable	5,209.4	11	7,086.2	13
INBMK	Floating receivable v/s Fixed payable	1,000.0	1	1,000.0	1
INBMK	Fixed receivable v/s Floating payable	1,000.0	1	1,000.0	1
JPYTONAR	Floating receivable v/s Fixed payable	5,396.9	7	5,283.0	6
JPYTONAR	Fixed receivable v/s Floating payable	5,852.0	7	6,898.9	9
MIBOR	Fixed receivable v/s Floating payable	9,624,496.5	14,850	11,018,340.0	16,676
MIBOR	Floating receivable v/s Fixed payable	9,754,197.8	14,677	11,014,588.4	16,789
MIFOR	Fixed receivable v/s Floating payable	320,642.7	446	532,286.6	749
MIFOR	Floating receivable v/s Fixed payable	251,471.2	257	423,358.0	429
MODMIFOR	Floating receivable v/s Fixed payable	101,000.0	125	-	-
MODMIFOR	Fixed receivable v/s Floating payable	172,100.0	191	-	-
OTHERS	Fixed receivable v/s Fixed payable	6,289.7	6	5,379.1	5
T-BILL	Floating receivable v/s Fixed payable	26,257.7	9	26,239.0	9
T-BILL	Fixed receivable v/s Floating payable	5,104.9	2	10,139.8	2
USD SOFR v/s USD LIBOR	Floating receivable v/s Floating payable	823.9	1	760.0	1
USDLIBOR	Fixed receivable v/s Floating payable	449,837.7	411	601,931.2	577
USDLIBOR	Floating receivable v/s Fixed payable	612,120.6	532	809,797.5	734
USDLIBOR	Floating receivable v/s Floating payable	177,610.5	40	171,935.3	44
USDSOFR	Fixed receivable v/s Floating payable	892,093.9	354	98,044.4	54
USDSOFR	Floating receivable v/s Fixed payable	1,001,813.0	418	129,871.2	79
Total		**23,608,304.0**	**32,672**	**24,927,841.4**	**36,287**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of CCS.

Trading

₹ *in million*

Benchmark	Type	At March 31, 2023		At March 31, 2022	
		Notional principal	No. of deals	Notional principal	No. of deals
EUR ESTR v/s USD SOFR	Floating receivable v/s Floating payable	1,863.0	2	-	-
EURIBOR	Fixed Receivable v/s Floating payable	6,374.3	26	5,351.3	25
EURIBOR	Fixed payable v/s Floating receivable	500.0	1	-	-
EURIBOR v/s USD LIBOR	Floating receivable v/s Floating payable	19,505.6	9	17,378.2	8
EURIBOR v/s USD LIBOR	Floating payable v/s Floating receivable	17,888.5	5	18,421.3	9
EURIBOR v/s USD LIBOR	Fixed receivable v/s Floating payable	-	-	879.3	1
EURIBOR v/s USD SOFR	Floating payable v/s Floating receivable	16,434.0	1	-	-
EURIBOR v/s USD SOFR	Floating receivable v/s Floating payable	541.0	2	-	-
GBP SONIA v/s USD LIBOR	Floating receivable v/s Floating payable	1,758.5	3	1,720.6	3
GBP SONIA v/s USD LIBOR	Floating payable v/s Floating receivable	1,953.2	5	2,349.2	5
GBP SONIA v/s USD SOFR	Floating receivable v/s Floating payable	1,971.3	2	536.1	1
GBP SONIA v/s USD SOFR	Floating payable v/s Floating receivable	2,868.1	2	-	-
JPY TONAR v/s USD LIBOR	Floating receivable v/s Floating payable	-	-	568.5	2
JPY TONAR v/s USD LIBOR	Floating payable v/s Floating receivable	369.9	1	276.4	2
MIFOR v/s USD LIBOR	Floating receivable v/s Floating payable	4,626.3	3	4,626.3	3
OTHERS	Fixed receivable v/s Fixed payable	190,876.2	174	182,079.5	193
SGD LIBOR v/s USD LIBOR	Floating receivable v/s Floating payable	-	-	454.8	1
SGD LIBOR v/s USD LIBOR	Floating payable v/s Floating receivable	-	-	151.6	1
USD LIBOR	Fixed receivable v/s Floating payable	135,962.5	78	169,718.5	140
USD LIBOR	Floating receivable v/s Fixed payable	74,179.5	57	93,076.2	79
USD SOFR	Fixed payable v/s Floating receivable	35,379.4	15	750.0	1
USD SOFR	Fixed receivable v/s Floating payable	33,221.7	25	-	-
USD SOFR v/s EURIBOR	Floating receivable v/s Floating payable	16,434.0	1	-	-
EUR ESTR v/s USD SOFR	Floating payable v/s Floating receivable	1,922.9	1	-	-
Total		**564,629.9**	**413**	**498,337.7**	**474.0**

1. *Benchmark indicates floating leg of the fixed v/s floating CCS.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

17. Classification of advances and provisions held

The following table sets forth, the classification of advances and provisions held at March 31, 2023.

	Standard	Non-Performing				Total
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	
Gross Standard Advances and NPAs						
Opening Balance	8,523,814.1	85,308.8	177,027.7	70,612.7	332,949.2	8,856,763.4
Add: Additions during the year					183,093.8	
Less: Reductions during the year*					(216,182.3)	
Closing balance	10,146,666.3	68,781.1	117,133.4	113,946.2	299,860.7	10,446,527.0
*Reductions in Gross NPAs due to:						
i) Upgradation					(90,629.3)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(80,341.0)	
iii) Technical/ Prudential Write-offs					(35,788.6)	
iv) Write-offs other than those under (iii) above					(9,423.4)	
Provisions (excluding Floating Provisions)						
Opening balance of provisions held	2,920.2	39,040.1	153,984.1	70,612.7	263,636.9	266,557.1
Add: Fresh provisions made during the year					116,170.8	
Less: Excess provision reversed/ Write-off loans					(131,449.6)	
Closing balance of provisions held	1,783.9	32,545.7	101,866.2	113,946.2	248,358.1	250,142.0
Net NPAs						
Opening Balance		46,266.8	23,043.6	-	69,310.4	
Add: Fresh additions during the year					88,038.6	
Less: Reductions during the year					(105,848.3)	
Closing Balance		36,233.6	15,267.1	-	51,500.7	
Floating Provisions						
Opening Balance						1.9
Add: Additional provisions made during the year						-
Less: Amount drawn down during the year						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of Technical/ Prudential written-off accounts						476,579.1
Add: Technical/ Prudential write-offs during the year						50,973.4
Less: Recoveries made from previously technical/ prudential written-off accounts during the year						(18,348.5)
Less: Sacrifice made from previously technical/prudential written-off accounts during the year						(15,567.2)
Closing balance						493,636.8

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, the classification of advances and provisions held at March 31, 2022.

₹ in million

	Standard	Non-Performing				Total
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	
Gross Standard Advances and NPAs						
Opening Balance	7,247,016.0	127,338.7	235,111.8	45,963.7	408,414.2	7,655,430.2
Add: Additions during the year					192,910.1	
Less: Reductions during the year*					(268,375.1)	
Closing balance	8,523,814.1	85,308.8	177,027.7	70,612.7	332,949.2	8,856,763.4
*Reductions in Gross NPAs due to:						
i) Upgradation					(104,438.2)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(62,459.0)	
iii) Technical/ Prudential16 Write-offs					(91,597.9)	
iv) Write-offs other than those under (iii) above					(9,880.0)	
Provisions (excluding Floating Provisions)						
Opening balance of provisions held	901.7	56,319.6	214,952.4	45,963.7	317,235.7	318,137.4
Add: Fresh provisions made during the year					121,883.3	
Less: Excess provision reversed/ Write-off loans					(175,482.1)	
Closing balance of provisions held	2,920.2	39,040.1	153,984.1	70,612.7	263,636.9	266,557.1
Net NPAs						
Opening Balance		71,017.2	20,159.4	-	91,176.6	
Add: Fresh additions during the year					98,586.3	
Less: Reductions during the year					(120,452.5)	
Closing Balance		46,266.8	23,043.6	-	69,310.4	
Floating Provisions						
Opening Balance						1.9
Add: Additional provisions made during the year						-
Less: Amount drawn down15 during the year						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of Technical/ Prudential written-off accounts						416,422.5
Add: Technical/ Prudential write-offs during the year						98,396.9
Less: Recoveries made from previously technical/prudential written-off accounts during the year						(9,794.7)
Less: Sacrifice made from previously technical/prudential written-off accounts during the year						(28,445.6)
Closing balance						476,579.1

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Following table sets forth, for the period indicated, NPA ratios of the Bank.

Particulars	At March 31, 2023	At March 31, 2022
Gross NPA to Gross Advances	**2.87%**	3.76%
Net NPA to Net Advances	**0.51%**	0.81%
Provision coverage ratio	**82.8%**	79.2%

In accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. At March 31, 2023, the Bank classified certain loans as NPAs at overseas branches amounting to ₹ 8,229.0 million (at March 31, 2022: ₹ 4,547.6) as per the requirement of these guidelines and made a provision of ₹ 4,623.0 million (year ended March 31, 2022: ₹ 3,975.6 million) on these loans.

18. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2022 and for the year ended March 31, 2021

19. General provision on standard assets

The general provision on standard assets held by the Bank at March 31, 2023 was ₹ 47,022.4 million (March 31, 2022: ₹ 40,942.9 million). The Bank made general provision on standard assets amounting to ₹ 5,795.6 million during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 4,492.5 million). General provision on standard assets is made on global loan portfolio as below:

- Farm credit to agricultural activities, individual housing loans sanctioned on or after June 7, 2021 and advances to Small and Micro Enterprises (SMEs) sectors at 0.25%, advances to Commercial Real Estate sector at 1.00% and to Commercial Real Estate – Residential Housing Sector at 0.75%, all other loans and advances at 0.40%

- At overseas branches, provision is made at higher of RBI and host country guidelines

- Credit exposures computed as per the current marked-to-market (MTM) value of the contract arising on account of the interest rate and foreign exchange derivatives, credit default swaps and gold exposures, provision is made at the rate applicable to respective categories of advances

- Loans and advances to entities with unhedged foreign currency exposures, provision is made ranging from 0.10% to 0.80% depending on likely loss due to exchange rate movement

- Exposures to the wholly owned subsidiaries of the overseas subsidiaries of Indian companies at 2.00%

- Standard advances to stress sectors at 2.00%, based on evaluation of risk and stress in various sectors as per the Board approved policy of the Bank

- Incremental exposure of the banking system in excess of Normally Permitted Lending Limit (NPLL) on borrowers classified as specified borrower at 3.00%

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

20. Priority Sector Lending Certificates (PSLCs)

The following table sets forth, for the periods indicated, details of PSLCs purchased and sold by the Bank.

₹ in million

Category	Year ended March 31, 2023		Year ended March 31, 2022	
	Bought	**Sold**	**Bought**	**Sold**
General	**-**	**454,245.0**	-	655,300.0
Agriculture	**704,965.0**	**-**	673,065.0	-
Micro enterprise	**11,500.0**	**287,005.0**	42,060.0	359,100.0
Total	**716,465.0**	**741,250.0**	**715,125.0**	**1,014,400.0**

21. Sale and acquisition of loans

a) Details of loan not in default sold/acquired by the Bank as per Master Direction - Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 dated September 24, 2021.

1. The following table sets forth, for the period indicated, details of loans not in default sold/acquired under assignment:

₹ in million

Particulars	Year ended March 31, 2023		Year ended March 31, 2022	
	Loans acquired	**Loans sold**	**Loans acquired**	**Loans sold**
Amount of loan	**94,688.2**	**1,875.0**	45,127.9	4,386.9
Weighted average residual maturity (in years)	**5.63**	**0.48**	5.30	3.74
Weighted average holding period of the originator (in years)	**1.63**	**0.01**	1.64	2.08
Retention of beneficial economic interest by the originator	**88,563.8**	**1,625.0**	89,219.6	7,745.3
Tangible security coverage (times)	**4.04**	**-**	**1.20**	**1.20**

1. In addition, the Bank acquired unfunded loans amounting to ₹ 3,278.4 million (year ended March 31, 2022: ₹ 2,840.0 million) and sold unfunded loans amounting to ₹ 6,540.0 million (year ended March 31, 2022: ₹ 1,250.0 million) for year ended March 31, 2023 through novation.

2. In addition, no loans were acquired by the Bank during the year ended March 31, 2023 through risk participation in the secondary market (year ended March 31, 2022: ₹ 2,192.4 million).

2. The following table sets forth, for the period indicated, rating-wise distribution of the loans sold/acquired under assignment:

₹ in million

Rating	Year ended March 31, 2023		Year ended March 31, 2022	
	Loans acquired	**Loans sold**	**Loans acquired**	**Loans sold**
IND A-, A, A+	**9,260.2**	**-**	-	493.8
CARE A-	**-**	**-**	-	998.3
Moody's B1	**5,998.4**	**-**	1,136.9	-
ICRA A-	**5,000.0**	**-**	-	-
Crisil A+, AA, A	**6,410.0**	**1,875.0**	-	2,894.8
Care BBB	**838.0**	**-**	-	-

1. Excluding retail and other unrated loans

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

b) Details of stressed loans sold/acquired by the Bank.

1. The following table sets forth, for the period indicated, details of stressed loans classified as NPA sold by the Bank:

₹ in million, except number of accounts

Particulars	Year ended March 31, 2023		Year ended March 31, 2022	
	To ARCs	To permitted transferees	To ARCs	To permitted transferees
Number of accounts	9	1	4	3
Aggregate principal outstanding of loans transferred[2]	3,045.4	30.2	3,302.1	1,046.5
Weighted average residual tenor of the loans transferred[3]	-	-	-	-
Net book value of loans transferred (at the time of transfer)[4]	123.8	-	244.8	188.6
Aggregate consideration	1,606.5	15.7	1,966.3	1,164.1
Additional consideration realized in respect of accounts transferred in earlier years	-	-	-	-

1. Excess provision reversed in profit and loss account due to sale of NPAs to ARCs was, ₹ 1,482.7 million and to other permitted transferees was ₹ 15.7 million (year ended March 31, 2022: ARCs ₹ 1,721.5 million and permitted transferees ₹ 975.5 million).

2. Net of write-off.

3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

4. Net of write-off and provisions.

2. The Bank has not sold/acquired loan classified as Special Mention Account (SMA) during the year ended March 31, 2023 (year ended March 31, 2022: Nil).

3. The Bank has not acquired non-performing loans during the year ended March 31, 2023 (year ended March 31, 2022: Nil).

4. The following table sets forth, for the period indicated, rating-wise distribution of SRs held by the bank.

₹ in million

Rating	NAV estimate %	At March 31, 2023	At March 31, 2022
RR1	Above 100%	4,286.0	6,798.9
RR2	Above 75% upto 100%	1,615.4	-
RR3	Above 50% upto 75%	2,681.1	4,680.4
RR4	Above 25% upto 50%	1,507.8	4,538.6
RR5	Upto 25%	6,002.2	2,009.7
	Total	16,092.5	18,027.6

1. Amount represents net of provisions.

2. Additionally, the Bank holds, marked-to-market loss of ₹ 4,627.3 million (March 31, 2022: ₹ 3,660.4 million) and additional provision of ₹ 9,353.0 million (March 31, 2022: ₹ 6,293.3 million) at March 31, 2023.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

22. **Securitisation**

Following table sets forth, for the period indicated, details of securitisation of standard assets of the Bank

₹ in million

Sr. No.	Particulars	Year ended March 31, 2023	Year ended March 31, 2022
1.	Number of SPVs sponsored by the bank for securitisation transactions during the year	-	-
2.	Total a) No. and b) amount of securitised loans as per books of the SPVs sponsored by the bank during the year	-	-
3.	Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR) during the year		
	a) Off-balance sheet exposures • First loss • Others	- -	- -
	b) On-balance sheet exposures • First loss • Others	- -	- -
4.	Amount of exposure to securitisation transactions other than MRR during the year		
	Off-balance sheet exposures a) Exposure to own securitisation • First loss • Others b) Exposure to third party securitisation • First loss • Others	 - - - **941.2**	 - - - 269.3
	On-balance sheet exposures a) Exposure to own securitisation • First loss • Others b) Exposure to third party securitisation • First loss • Others	 - - - -	 - - - -
5.	Sale consideration received for the securitised assets and gain/loss on sale on account of securitization[1]	-	-
6.	Outstanding amount of services provided by way of: • credit enhancement[2] • liquidity support • post-securitisation asset servicing	**3,345.9** **209.7** -	4,064.9 209.7 -

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars		Year ended March 31, 2023	Year ended March 31, 2022
7.	Performance of facilities provided			
	a)	First loss credit facility		
		• Amount paid (0.00%)[4]	-	-[3]
		• Repayment received (0.00%)[4]	-	-[3]
		• Outstanding amount	734.9	734.9
	b)	Second loss credit facility		
		• Amount paid	-	-
		• Repayment received	-	-
		• Outstanding amount[2]	2,611.0	3,330.0
	c)	Liquidity facility		
		• Amount paid (0.07%)[4,5]	0.1[3]	-[3]
		• Repayment received (0.07%)[4,5]	0.1[3]	0.2
		• Outstanding amount	209.7	209.7
8.	Average default rate of portfolios observed at the year end			
	a)	MBS deals (cumulative in %)	1.4	1.5
	b)	ABS deals (cumulative in %)	-	-
9.	Amount and number of additional/top up loan given on same underlying loans.			
	a)	MBS deals		
		• Gross Amount	56.3	75.8
		• Count	86	115
	b)	ABS deals		
		• Gross Amount	-	-
		• Count	-	-
10.	Investor complaints			
	(a)	Directly/Indirectly received and;	-	-
	(b)	Complaints outstanding	-	-

1. Includes gain/(loss) on deal closures, gain amortised during the year and expenses related to utilisation of credit enhancement for all the outstanding deals.

2. Includes outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounting to ₹ 1,920.0 million (for the year ended March 31, 2022: ₹ 2,639.0 million)

3. Insignificant amount

4. Percentage has been derived based on opening outstanding balance of the facility.

5. For the year ended March 31, 2023, amount paid: 0.07% (for the year ended March 31, 2022: 0.02%) and repayment received: 0.07% (for the year ended March 31, 2022: 0.08%)

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

23. Accounts restructured under Micro, Small and Medium Enterprises (MSME) sector

The following table sets forth, for the periods indicated, the details of accounts restructured under MSME sector under RBI guidelines issued in January 2019 and subsequent changes thereafter.

₹ in million, except number of accounts

At March 31, 2023		At March, 2022	
Number of accounts restructured	Amount outstanding	Number of accounts restructured	Amount outstanding
1,908	**19,669.8**	2,500	28,181.8

24. Resolution of stressed assets

During the year ended March 31, 2023, the Bank has implemented resolution plan for seven borrowers amounting to ₹ 19,286.3 million (March 31, 2022: five borrowers for ₹ 10,365.3 million) under the prudential framework for stressed assets issued by RBI on June 7, 2019.

25. Resolution Framework for Covid-19 related Stress

I. The following table sets forth, details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per RBI circular dated May 5, 2021 (Resolution Framework 2.0):

₹ in million, except number of accounts

For six months ended March 31, 2023					
Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September, 2022 (A)	Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2023[1]	Of (A) amount written off during six month ended March 31, 2023	Of (A) amount paid by the borrowers during six month ended March 31, 2023[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2023
Personal Loans[3]	**24,422.2**	**1,707.7**	**75.9**	**3,106.7**	**19,607.8**
Corporate persons[4]	**17,499.5**	**7,887.3**	**-**	**1,503.2**	**8,109.0**
Of which MSMEs	**-**	**-**	**-**	**-**	**-**
Others	**6,113.0**	**226.2**	**10.3**	**199.2**	**5,687.6**
Total	**48,034.7**	**9,821.2**	**86.2**	**4,809.1**	**33,404.4**

1. *Includes cases which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans.*
4. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million, except number of accounts

For the six months ended September 30, 2022					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at March 31, 2022 (A)**	**Of (A), aggregate debt that slipped into NPA during six month ended September 30, 2022[1]**	**Of (A) amount written off during six month ended September 30, 2022**	**Of (A) amount paid by the borrowers during six month ended September 30, 2022[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2022**
Personal Loans[3]	**31,154.8**	**3,569.0**	**260.4**	**3,163.6**	**24,422.2**
Corporate persons	**17,037.0**	**-**	**-**	**(462.5)**	**17,499.5**
Of which, MSMEs	**-**	**-**	**-**	**-**	**-**
Others	**7,677.3**	**747.7**	**41.4**	**816.6**	**6,113.0**
Total	**55,869.1**	**4,316.7**	**301.8**	**3,517.7**	**48,034.7**

1. *Includes cases, which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans*

For the year March 31, 2022					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September 30, 2021 (A)[1]**	**Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2022[2]**	**Of (A) amount written off during six month ended March 31, 2022**	**Of (A) amount paid by the borrowers during six month ended March 31, 2022[3]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2022**
Personal Loans[4]	43,275.3	6,382.4	232.3	5,738.1	31,154.8
Corporate persons[5]	29,001.8	-	-	11,964.8	17,037.0
Of which MSMEs	-	-	-	-	-
Others	8,634.2	1,456.3	17.4	(499.4)	7,677.3
Total	**80,911.3**	**7,838.7**	**249.7**	**17,203.5**	**55,869.1**

1. *Includes cases where request received till September 30, 2021 and implemented subsequently.*
2. *Includes cases which have been written off during the period.*
3. *Net of increase in exposure during the period.*
4. *Includes various categories of retail loans.*
5. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

26. Concentration of Deposits, Advances, Exposures and NPAs

(I) *Concentration of deposits, advances, exposures and NPAs*

₹ in million except percentage

Concentration of deposits	At March 31, 2023	At March 31, 2022
Total deposits of 20 largest depositors	**410,099.2**	560,155.0
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	**3.47%**	5.26%

₹ in million except percentage

Concentration of advances[1]	At March 31, 2023	At March 31, 2022
Total advances to 20 largest borrowers (including banks)	**2,023,084.9**	1,908,174.2
Advances to 20 largest borrowers as a percentage of total advances of the Bank	**10.28%**	11.84%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norms.*

₹ in million except percentage

Concentration of exposures[1]	At March 31, 2023	At March 31, 2022
Total exposure to 20 largest borrowers/customers (including banks)	**2,069,491.6**	2,002,175.1
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	**10.22%**	12.03%

1. *Represents credit and investment exposures as per RBI guidelines on exposure norms.*

₹ in million except percentage

Concentration of NPAs	At March 31, 2023	At March 31, 2022
Total exposure[1] to top 20 NPA accounts	**159,988.5**	175,706.5
Exposure of 20 largest NPA as a percentage of total Gross NPAs.	**42.71%**	42.30 %

1. *Represents credit and investment exposures as per RBI guidelines on exposure norms.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

(II) *Sector-wise advances*

₹ in million, except percentages

S No.	Particulars	At March 31, 2023		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs[1] to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	**630,585.6**	**29,272.7**	**4.64%**
2.	Advances to industries sector eligible as priority sector lending of which:	**758,377.7**	**5,991.2**	**0.79%**
3.	Services of which:	**1,038,753.5**	**12,951.7**	**1.25%**
	Transport operators	**150,076.4**	**2,642.6**	**1.76%**
	Wholesale trade	**234,252.1**	**2,972.6**	**1.27%**
4.	Personal loans of which:	**414,876.7**	**6,486.0**	**1.56%**
	Housing	**402,748.5**	**6,427.1**	**1.60%**
	Sub-total (A)	**2,842,593.5**	**54,701.7**	**1.92%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	**-**	**-**	**-**
2.	Advances to industries sector of which:	**1,699,823.5**	**157,301.1**	**9.25%**
	Infrastructure	**480,462.6**	**34,621.6**	**7.21%**
3.	Services of which:	**1,878,763.6**	**36,837.5**	**1.96%**
	Wholesale Trade	**256,179.9**	**6,881.6**	**2.69%**
	Commercial real estate	**620,974.9**	**13,921.0**	**2.24%**
	Financial Intermediation	**764,400.9**	**744.1**	**0.10%**
4.	Personal loans[2] of which:	**4,025,346.4**	**51,020.5**	**1.27%**
	Housing	**1,759,930.0**	**17,044.0**	**0.97%**
	Vehicle/Auto Loans	**434,159.6**	**6,465.4**	**1.49%**
	Sub-total (B)	**7,603,933.5**	**245,159.1**	**3.22%**
	Total (A)+(B)	**10,446,527.0**	**299,860.7**	**2.87%**

1. Represents loans and advances.

2. Excludes commercial business loans and dealer funding.

3. Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million, except percentages

Sr. No.	Particulars	At March 31, 2022		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs[1] to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	561,419.3	29,726.4	5.29%
2.	Advances to industries sector eligible as priority sector lending	611,332.1	8,836.5	1.45%
3.	Services	967,536.0	20,461.2	2.11%
	of which:			
	Transport operators	154,289.1	5,050.1	3.27%
	Wholesale trade	143,318.9	1,665.5	1.16%
4.	Personal loans	388,528.4	8,479.9	2.18%
	of which:			
	Housing	381,591.5	8,280.6	2.17%
	Sub-total (A)	**2,528,815.8**	**67,504.0**	**2.67%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	-	-	-
2.	Advances to industries sector	1,652,669.8	180,433.1	10.92%
	of which:			
	Infrastructure	498,441.6	48,380.9	9.71%
	Basic metal and metal products	183,179.5	5,901.4	3.22%
3.	Services	1,518,441.2	38,150.3	2.51%
	of which:			
	Commercial real estate	453,678.9	13,600.2	3.00%
	Financial Intermediation	683,966.0	1,033.8	0.15%
	Wholesale Trade	191,622.1	6,661.8	3.48%
4.	Personal loans[2]	3,156,836.6	46,861.8	1.48%
	of which:			
	Housing	1,527,478.5	21,193.0	1.39%
	Vehicle/Auto Loans	325,837.0	5,171.5	1.59%
	Sub-total (B)	**6,327,947.6**	**265,445.2**	**4.19%**
	Total (A)+(B)	**8,856,763.4**	**332,949.2**	**3.76%**

1. *Represents loans and advances.*
2. *Excludes commercial business loans and dealer funding.*
3. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

(III) Overseas assets, NPAs[1] and revenue

₹ in million

	Year ended March 31, 2023	Year ended March 31, 2022
Total assets[2]	**731,796.0**	865,806.3
Total NPAs (net)	**3,790.9**	6,236.0
Total revenue[2]	**32,912.3**	18,399.6

1. *Represents loans and advances.*
2. *Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements, note no. 5 on information about business and geographical segments.*

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms) for the year ended March 31, 2023

1. The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPV sponsored[1]
A.	**Domestic**
	1. ICICI Strategic Investments Fund[2]
	2. India Advantage Fund-III[2]
	3. India Advantage Fund-IV[2]
B.	**Overseas**
	None

1. *SPVs/Trusts which are consolidated and set-up/sponsored by the Bank/subsidiaries of the Bank.*

2. *The nature of business of the above entities is venture capital fund.*

2. There are no SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

27. Intra-group exposure

The following table sets forth, for the periods indicated, the details of intra-group exposure.

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
1.	Total amount of intra-group exposures	**176,612.2**	169,408.4
2.	Total amount of top 20 intra-group exposures	**176,612.2**	169,408.0
3.	Percentage of intra-group exposure to total exposures of the Bank on borrowers/customers	**0.87%**	1.02%
4.	Details of breach of limits on intra-group exposures and regulatory action thereon, if any	**Nil**	Nil

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

28. **Exposure to sensitive sectors**

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

Sr. No.	Particulars	At March 31, 2023	At March 31, 2022
1.	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	48,803.9	46,902.8
2.	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures and units of equity-oriented mutual funds	1,394.3	1,545.2
3.	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	23,224.9	22,361.0
4.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	-	-
5.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stock brokers and market makers	162,337.0	123,510.6
6.	Bridge loans to companies against expected equity flows/issues	-	-
7.	All exposures to venture capital funds (both registered and unregistered)	14,440.7	10,181.7
8.	Others	-	-
	Total exposure to capital market[1]	250,200.8	204,501.3

1. At March 31, 2023, excludes investment in equity shares of ₹ 22,588.5 million (March 31, 2022: ₹ 21,779.6 million) exempted from the regulatory ceiling, out of which investments of ₹ 4,650.0 million (March 31, 2022: ₹ 3,054.6 million) were acquired due to conversion of debt to equity during restructuring process under RBI circular dated June 7, 2019 on "Prudential Framework for Resolution of Stressed Assets" and investments of ₹ 16,330.2 million (March 31, 2022: ₹ 17,116.6 million) were acquired under other resolution schemes of RBI.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

Sr. No.	Particulars		At March 31, 2023	At March 31, 2022
I	**Direct exposure**		**4,405,419.9**	3,641,419.7
	1.	Residential mortgages	**3,434,920.2**	2,897,232.4
		of which: individual housing loans eligible for priority sector advances	**418,496.4**	397,578.1
	2.	Commercial real estate[1]	**940,828.6**	713,574.3
	3.	Investments in Mortgage Backed Securities (MBS) and other securitised exposure	**29,671.1**	30,613.0
		a. Residential	**25,420.4**	26,310.2
		b. Commercial real estate	**4,250.7**	4,302.8
II	**Indirect exposure**		**191,342.0**	162,163.3
	Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)		**191,342.0**	162,163.3
	Total exposure to real estate sector		**4,596,761.9**	**3,803,583.0**

1. *Commercial real estate exposure includes loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.*

29. Factoring business

At March 31, 2023, the outstanding receivables acquired by the Bank under factoring business were ₹ 54,281.8 million (March 31, 2022: ₹ 39,289.5 million) which are reported under 'Bills purchased and discounted' in Schedule 9 – Advances of the balance sheet.

30. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for United States of America was 2.74% (March 31, 2022: 3.53%). As the net funded exposure to United States of America at March 31, 2023, exceeded 1% of total funded assets (March 31, 2022: United States of America and United Kingdom), the Bank held a provision of ₹ 365.0 million on country exposure at March 31, 2023 (March 31, 2022: ₹ 580.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2023	Provision held at March 31, 2023	Exposure (net) at March 31, 2022	Provision held at March 31,2022
Insignificant	**1,023,324.6**	**365.0**	1,109,785.2	580.0
Low	**225,028.2**	**-**	319,041.5	-
Moderately Low	**30,962.3**	**-**	3,540.2	-
Moderate	**1,522.5**	**-**	13,686.9	-
Moderately High	**10,899.2**	**-**	134.7	-
High	**118.0**	**-**	-	-
Very High	**-**	**-**	-	-
Total	**1,291,854.8**	**365.0**	**1,446,188.5**	**580.0**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

31. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'Unsecured' in the financial statements at March 31, 2023 (March 31, 2022: Nil).

32. Revaluation of fixed assets

The Bank follows the revaluation model for its premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. As per the Bank's policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2023 was ₹ 54,723.8 million (March 31, 2022: ₹ 57,269.6 million) as compared to the historical cost less accumulated depreciation of ₹ 24,099.2 million (March 31, 2022: ₹ 25,313.0 million).

The revaluation reserve is not available for distribution of dividend.

33. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
At cost at March 31 of preceding year	29,157.1	25,543.0
Additions during the year	4,466.7	3,922.1
Deductions during the year	(2,189.2)	(308.1)
Depreciation to date	(22,631.2)	(21,220.3)
Net block	8,803.4	7,936.7

34. Debt assets swap transactions

During the year ended March 31, 2023, the Bank did not acquire any non-banking assets under debt-asset swap transactions (year ended March 31, 2022: Nil).

During the year ended March 31, 2023, the Bank has not sold non-banking assets (year ended March 31, 2022: ₹ 563.6 million, which were fully provided and sold for consideration of ₹ 430.5 million)

The net book value of non-banking assets acquired in satisfaction of claims by the Bank outstanding at March 31, 2023 amounted to Nil (March 31, 2022: Nil), net of provision held of ₹ 29,011.8 million (March 31, 2022: ₹ 29,011.8 million).

35. Lease

I.   *Assets taken under operating lease*

Operating leases primarily comprise office premises which are renewable at the option of the Bank.

i.   The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
Not later than one year	298.9	102.7
Later than one year and not later than five years	180.0	67.3
Later than five years	7.1	9.9
Total	486.0	179.9

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

ii. Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2023 is ₹ 552.6 million (year ended March 31, 2022 ₹ 283.6 million).

II. *Assets taken under finance lease*

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
1. Total Minimum lease payments outstanding		
Not later than one year	**271.3**	269.2
Later than one year and not later than five years	**596.1**	792.3
Later than five years	**14.9**	76.4
Total	**882.3**	**1,137.9**
2. Interest cost payable		
Not later than one year	**70.0**	92.5
Later than one year and not later than five years	**83.3**	146.8
Later than five years	**0.5**	3.8
Total	**153.8**	**243.1**
3. Present value of minimum lease payments payable(A-B)		
Not later than one year	**201.3**	176.7
Later than one year and not later than five years	**512.8**	645.5
Later than five years	**14.4**	72.6
Total	**728.5**	**894.8**

36. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and AS 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

Sr. no.	Contingent liability	Brief Description
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Fund (S), commitment towards contribution to venture fund, the amount that the Bank is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

37. Insurance business

The following table sets forth, for the periods indicated, the break-up of income derived from insurance business.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2023	Year ended March 31, 2022
1.	Income from selling life insurance policies	3,821.2	5,775.8
2.	Income from selling non-life insurance policies	1,030.6	901.9

38. Marketing & Distribution

The following table sets forth, for the periods indicated, income received from marketing and distribution function.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Income received in respect of the marketing and distribution	4,928.2	4,721.6

1. Includes referral fees, commission and fees received on distribution/cross selling of various products including mutual funds.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

39. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	**18,661.0**	**20,265.6**
Service cost	**151.7**	204.6
Interest cost	**1,150.6**	1,145.3
Actuarial (gain)/loss	**758.2**	(546.5)
Liabilities extinguished on settlement	**(2,192.6)**	(2,289.8)
Benefits paid	**(99.8)**	(118.2)
Obligations at the end of year	**18,429.1**	**18,661.0**
Opening plan assets, at fair value	**19,843.3**	**21,162.2**
Expected return on plan assets	**1,522.0**	1,620.7
Actuarial gain/(loss)	**(682.0)**	(331.9)
Assets distributed on settlement	**(2,436.2)**	(2,544.2)
Contributions	**42.9**	54.7
Benefits paid	**(99.8)**	(118.2)
Closing plan assets, at fair value	**18,190.2**	**19,843.3**
Fair value of plan assets at the end of the year	**18,190.2**	19,843.3
Present value of the defined benefit obligations at the end of the year	**(18,429.1)**	(18,661.0)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	(401.9)
Asset/(liability)	**(238.9)**	**780.4**
Cost[1]		
Service cost	**151.7**	204.6
Interest cost	**1,150.6**	1,145.3
Expected return on plan assets	**(1,522.0)**	(1,620.7)
Actuarial (gain)/loss	**1,440.2**	(214.6)
Curtailments & settlements (gain)/loss	**243.6**	254.4
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**(401.9)**	97.1
Net cost	**1,062.2**	**(133.9)**
Actual return on plan assets	**840.0**	1,288.8
Expected employer's contribution next year	**1,000.0**	2,000.0
Investment details of plan assets		
Government of India securities	**41.74%**	46.69%
Corporate bonds	**48.30%**	46.45%
Equity securities in listed companies	**7.08%**	6.46%
Others	**2.87%**	0.40%
Assumptions		
Discount rate	**7.30%**	6.30%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	7.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	**18,190.2**	19,843.3	21,162.2	16,972.1	15,438.8
Defined benefit obligations	**(18,429.1)**	(18,661.0)	(20,265.6)	(19,914.3)	(16,540.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	(401.9)	(304.8)	-	-
Surplus/(deficit)	**(238.9)**	780.4	591.8	(2,942.2)	(1,101.5)
Experience adjustment on plan assets	**(682.0)**	(331.9)	521.9	741.1	(125.9)
Experience adjustment on plan liabilities	**805.8**	809.0	613.4	2,186.1	1,038.6

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	**13,590.0**	**12,842.8**
Add: Adjustment for exchange fluctuation on opening obligations	**12.2**	6.0
Adjusted opening obligations	**13,602.2**	**12,848.8**
Service cost	**1,342.3**	1,294.5
Interest cost	**963.0**	875.8
Actuarial (gain)/loss	**1,178.0**	(112.0)
Past service cost	**-**	-
Liability transferred from/to other companies	**34.5**	1.9
Benefits paid	**(1,553.6)**	(1,319.0)
Obligations at the end of the year	**15,566.4**	**13,590.0**
Opening plan assets, at fair value	**13,577.4**	**12,934.8**
Expected return on plan assets	**985.5**	945.7
Actuarial gain/(loss)	**(499.4)**	(64.9)
Contributions	**1,375.9**	1,078.9
Asset transferred from/to other companies	**34.5**	1.9
Benefits paid	**(1,553.6)**	(1,319.0)
Closing plan assets, at fair value	**13,920.3**	**13,577.4**
Fair value of plan assets at the end of the year	**13,920.3**	13,577.4
Present value of the defined benefit obligations at the end of the year	**(15,566.4)**	(13,590.0)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(1,646.1)**	**(12.6)**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Cost[1]		
Service cost	**1,342.3**	1,294.5
Interest cost	**963.0**	875.8
Expected return on plan assets	**(985.5)**	(945.7)
Actuarial (gain)/loss	**1,677.4**	(47.1)
Past service cost	**-**	-
Exchange fluctuation loss/(gain)	**12.2**	6.0
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-
Net cost	**3,009.4**	**1,183.6**
Actual return on plan assets	**486.1**	880.7
Expected employer's contribution next year	**1,500.0**	800.0
Investment details of plan assets		
Insurer managed funds	**-**	-
Government of India securities	**33.40%**	29.29%
Corporate bonds	**47.63%**	47.96%
Equity	**16.71%**	20.65%
Others	**2.26%**	2.10%
Assumptions		
Discount rate	**7.35%**	6.85%
Salary escalation rate	**8.00%**	7.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31,2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	**13,920.3**	13,577.4	12,934.8	10,877.1	9,821.2
Defined benefit obligations	**(15,566.4)**	(13,590.0)	(12,842.8)	(11,938.7)	(10,114.4)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(1,646.1)**	(12.6)	92.0	(1,061.6)	(293.2)
Experience adjustment on plan assets	**(499.4)**	(64.9)	720.2	(125.0)	(60.3)
Experience adjustment on plan liabilities	**731.6**	368.0	(484.5)	181.3	118.4

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Bank has not made any provision for the year ended March 31, 2023 (year ended March 31, 2022: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	**43,128.7**	**39,349.2**
Service cost	**2,458.4**	1,972.5
Interest cost	**3,024.7**	2,620.3
Actuarial (gain)/loss	**862.8**	(150.8)
Employees contribution	**4,163.2**	3,558.4
Liability transferred from/to other companies	**934.6**	588.8
Benefits paid	**(5,502.7)**	(4,809.7)
Obligations at end of the year	**49,069.7**	**43,128.7**
Opening plan assets	**44,339.6**	**39,349.2**
Expected return on plan assets	**3,741.0**	3,434.2
Actuarial gain/(loss)	**(329.0)**	246.2
Employer contributions	**2,458.4**	1,972.5
Employees contributions	**4,163.2**	3,558.4
Asset transferred from/to other companies	**934.6**	588.8
Benefits paid	**(5,502.7)**	(4,809.7)
Closing plan assets	**49,805.1**	**44,339.6**
Plan assets at the end of the year	**49,805.1**	44,339.6
Present value of the defined benefit obligations at the end of the year	**(49,069.7)**	(43,128.7)
Amount not recognised as asset (limit in para 59(b) od AS-15 on 'employee benefits')[1]	**(735.4)**	(1,210.9)
Asset/(liability)	**-**	**-**
Cost[2]		
Service cost	**2,458.4**	1,972.5
Interest cost	**3,024.7**	2,620.3
Expected return on plan assets	**(3,741.0)**	(3,434.2)
Actuarial (gain)/loss	**1,191.8**	(397.0)
Effect of the limit in Para 59(b)[1]	**(475.5)**	1,210.9
Net cost	**2,458.4**	**1,972.5**
Actual return on plan assets	**3,412.0**	3,680.4
Expected employer's contribution next year	**2,655.0**	2,110.6
Investment details of plan assets		
Government of India securities	**55.17%**	53.53%
Corporate bonds	**35.12%**	36.18%
Special deposit scheme	**1.08%**	1.22%
Others	**8.63%**	9.07%
Assumption		
Discount rate	**7.35%**	6.85%
Expected rate of return on assets	**7.97%**	8.25%
Discount rate for the remaining term to maturity of investments	**7.40%**	6.85%
Average historic yield on the investment	**8.01%**	8.25%
Guaranteed rate of return	**8.15%**	8.10%

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guaranatees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*

2. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	**49,805.1**	44,339.6	39,349.2	33,424.3	28,757.5
Defined benefit obligations	**(49,069.7)**	(43,128.7)	(39,349.2)	(33,424.3)	(28,757.5)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**(735.4)**	(1,210.9)	-	-	-
Surplus/(deficit)	**-**	-	-	-	-
Experience adjustment on plan assets	**(329.0)**	246.3	530.5	(626.7)	11.8
Experience adjustment on plan liabilities	**476.1**	(812.5)	1,467.8	(171.5)	402.6

3. Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guaranatees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

The Bank has contributed ₹ 3,846.1 million to provident fund for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 3,224.9 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Bank has contributed ₹ 302.0 million for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 255.9 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Bank has contributed ₹ 279.8 million for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 224.8 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Total actuarial liability	**3,079.8**	3,081.6
Cost[1]	**694.0**	752.2
Assumptions		
Discount rate	**7.35%**	6.85%
Salary escalation rate	**8.00%**	7.00%

1. Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

40. Movement in provision for credit cards/debit cards/savings accounts and direct marketing agents reward points

The following table sets forth, for the periods indicated, movement in provision for credit cards/debit cards/savings accounts reward points.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening provision for reward points	3,278.3	2,612.6
Provision for reward points made during the year	12,377.7	7,877.7
Utilisation/write-back of provision for reward points	(10,930.5)	(7,212.0)
Closing provision for reward points[1]	4,725.5	3,278.3

1. The closing provision is based on the actuarial valuation of accumulated credit cards/debit cards/savings accounts reward points.

The following table sets forth, for the periods indicated, movement in provision for reward points to direct marketing agents.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening provision for reward points	248.0	172.2
Provision for reward points made during the year	103.3	214.5
Utilisation/write-back of provision for reward points	(151.6)	(138.7)
Closing provision for reward points	199.7	248.0

41. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Provisions for depreciation of investments	12,995.4	3,771.1
Provision towards non-performing and other assets[1]	(6,222.9)	61,640.4
Provision towards income tax		
1. Current	102,544.8	62,976.8
2. Deferred	2,702.5	9,717.2
Other provisions and contingencies[2,3]	59,883.3	21,002.7
Total provisions and contingencies	171,903.1	159,108.2

1. Includes provision towards NPA amounting to ₹ 10,166.1 million (March 31, 2022: ₹ 37,077.5 million).

2. Includes contingency provision made amounting to ₹ 56,500.0 million on a prudent basis during the year ended March 31, 2023 (March 31, 2022: wrote-back provision ₹ 250.0 million).

3. Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of AS 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial results.

The following table sets forth, for the periods indicated, the movement in provision for legal and fraud cases, operational risk and other contingencies.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening provision	43,991.3	27,527.9
Movement during the year (net)	(2,700.3)	16,463.4
Closing provision	41,291.0	43,991.3

1. Excludes provision towards sundry expenses.

42. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2023 amounted to ₹ 105,247.3 million (March 31, 2022: ₹ 72,693.9 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

43. Deferred tax

At March 31, 2023, the Bank has recorded net deferred tax assets of ₹ 75,034.5 million (March 31, 2022: ₹ 77,732.7 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

	At March 31, 2023	At March 31, 2022
Deferred tax assets		
Provision for bad and doubtful debts	104,040.7	104,563.5
Provision for operating expenses	4,026.9	-
Others	8,973.7	8,911.3
Total deferred tax assets	117,041.3	113,474.8
Deferred tax liabilities		
Special reserve deduction	36,735.9	30,284.3
Depreciation on fixed assets	4,449.7	4,043.8
Interest on refund of taxes[2]	206.2	168.4
Foreign currency translation reserve[2]	615.0	1,245.6
Total deferred tax liabilities	42,006.8	35,742.1
Total net deferred tax assets/(liabilities)	75,034.5	77,732.7

1. Tax rate of 25.168% is applied based on the prevailing provisions of the Income tax Act, 1961.
2. These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

44. Details of provisioning pertaining to fraud accounts

The following table sets forth, for the periods indicated, the details of provisioning pertaining to fraud accounts.

₹ in million, except number of frauds

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Number of frauds reported	6,642	5,678
Amount involved in frauds	3,853.9	31,000.5
Provision made[1]	1,570.8	3,730.3
Unamortised provision debited from balance in profit and loss account under 'Reserves and Surplus'	-	-

1. Excludes amount written off and interest reversal.

45. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 22, 2023 has recommended a dividend of ₹ 8 per equity share for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 5 per equity share). The declaration and payment of dividend is subject to requisite approvals.

46. Related party transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

I. Subsidiaries, associates/joint ventures/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Bank Canada	Subsidiary
2.	ICICI Bank UK PLC	Subsidiary
3.	ICICI Home Finance Company Limited	Subsidiary
4.	ICICI International Limited	Subsidiary
5.	ICICI Investment Management Company Limited	Subsidiary
6.	ICICI Prudential Asset Management Company Limited	Subsidiary
7.	ICICI Prudential Life Insurance Company Limited	Subsidiary
8.	ICICI Prudential Pension Funds Management Company Limited	Subsidiary
9.	ICICI Prudential Trust Limited	Subsidiary
10.	ICICI Securities Holdings Inc.	Subsidiary
11.	ICICI Securities Inc.	Subsidiary
12.	ICICI Securities Limited	Subsidiary
13.	ICICI Securities Primary Dealership Limited	Subsidiary
14.	ICICI Trusteeship Services Limited	Subsidiary
15.	ICICI Venture Funds Management Company Limited	Subsidiary
16.	Arteria Technologies Private Limited	Associate
17.	India Advantage Fund-III	Associate
18.	India Advantage Fund-IV	Associate
19.	India Infradebt Limited	Associate
20.	ICICI Lombard General Insurance Company Limited	Associate
21.	ICICI Merchant Services Private Limited	Associate
22.	I-Process Services (India) Private Limited	Associate
23.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
24.	ICICI Strategic Investments Fund	Consolidated as per Accounting Standard ('AS') 21
25.	Comm Trade Services Limited	Other related entity
26.	ICICI Foundation for Inclusive Growth	Other related entity
27.	Cheryl Advisory Private Limited	Other related entity

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	Ms. Mona Bakhshi Mr. Shivam Bakhshi Ms. Aishwarya Bakhshi Ms. Esha Bakhshi Ms. Minal Bakhshi Mr. Sameer Bakhshi Mr. Ritwik Thakurta Mr. Ashwin Pradhan Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi	Ms. Mitul Bagchi Mr. Aditya Bagchi Mr. Shishir Bagchi Mr. Arun Bagchi
3.	Mr. Sandeep Batra	Mr. Pranav Batra Ms. Arushi Batra Mr. Vivek Batra Ms. Veena Batra
4.	Mr. Rakesh Jha (w.e.f. September 2, 2022)	Mr. Narendra Kumar Jha Mr. Navin Ahuja Mr. Sharad Bansal Ms. Aparna Ahuja Ms. Apoorva Jha Bansal Ms. Pushpa Jha Ms. Sanjali Jha Ms. Swati Jha
5.	Ms. Vishakha Mulye (upto May 31, 2022)	Mr. Vivek Mulye Ms. Vriddhi Mulye Mr. Vighnesh Mulye Dr. Gauresh Palekar Ms. Shalaka Gadekar Dr. Nivedita Palekar

II. Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Bank and its related parties.

₹ in million

Items	Year ended March 31, 2023	Year ended March 31, 2022
Interest income	**884.6**	**779.4**
Subsidiaries	**448.8**	279.3
Associates/joint ventures/others	**432.6**	494.1
Key management personnel	**3.2**	6.0
Income from services rendered	**6,709.3**	**8,748.1**
Subsidiaries	**5,365.9**	7,579.2
Associates/joint ventures/others	**1,343.4**	1,168.9
Key management personnel	**0.0**	0.0
Relatives of key management personnel	**0.0**	0.0

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Items	Year ended March 31, 2023	Year ended March 31, 2022
Gain/(loss) on forex and derivative transactions (net)[2]	**(49.0)**	**45.5**
Subsidiaries	**(99.8)**	8.9
Associates/joint ventures/others	**50.8**	36.6
Dividend income	**17,845.6**	**18,287.9**
Subsidiaries	**15,498.5**	16,294.6
Associates/joint ventures/others	**2,347.1**	1,993.3
Insurance claims received	**1,809.4**	**948.9**
Subsidiaries	**1,650.0**	719.5
Associates/joint ventures/others	**159.4**	229.4
Income from shared services	**2,568.6**	**2,225.0**
Subsidiaries	**2,279.4**	1,888.9
Associates/joint ventures/others	**289.2**	336.1
Interest expense	**387.8**	**116.4**
Subsidiaries	**303.0**	81.4
Associates/joint ventures/others	**64.9**	28.8
Key management personnel	**15.3**	4.8
Relatives of key management personnel	**4.6**	1.4
Expenses for services received	**16,446.3**	**12,941.5**
Subsidiaries	**745.0**	647.3
Associates/joint ventures/others	**15,701.3**	12,294.2
Insurance premium paid	**9,521.8**	**10,189.9**
Subsidiaries	**6,717.7**	7,537.2
Associates/joint ventures/others	**2,804.1**	2,652.7
Expenses for shared services and other payments	**646.9**	**456.3**
Subsidiaries	**646.9**	456.3
CSR related reimbursement of expenses	**4,441.1**	**2,239.2**
Associates/joint ventures/others	**4,441.1**	2,239.2
Purchase of investments	**16,750.8**	**8,821.6**
Subsidiaries	**16,750.8**	8,821.6
Investments in the securities issued by related parties	**-**	**2,706.8**
Subsidiaries	**-**	2,706.8
Capital Infusion by Parent	**2,649.9**	**-**
Subsidiaries	**2,649.9**	-
Sale of investments	**56,799.5**	**20,477.8**
Subsidiaries	**41,334.4**	18,967.1
Associates/joint ventures/others	**15,465.1**	1,510.7
Redemption/buyback of investments	**50.0**	**28,683.6**
Subsidiaries	**50.0**	28,153.6
Associates/joint ventures/others	**-**	530.0
Purchase of loans	**20,574.6**	**7,296.5**
Subsidiaries	**20,574.6**	7,296.5
Purchase of unfunded risk participation	**-**	**861.1**
Subsidiaries	**-**	861.1

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Items	Year ended March 31, 2023	Year ended March 31, 2022
Purchase of fixed assets	**4.9**	**4.8**
Subsidiaries	1.5	-
Associates/joint ventures/others	3.4	4.8
Remuneration to wholetime directors[3]	**336.6**	**262.3**
Key management personnel	**336.6**	262.3
Dividend paid	**3.8**	**2.4**
Key management personnel	**3.1**	2.4
Relatives of key management personnel	**0.7**	0.0
Value of employee stock options exercised	**290.6**	**394.2**
Key management personnel	**290.6**	394.2
Sale of fixed assets	**0.2**	**-**
Key management personnel	**0.2**	-

1. *0.0 represents insignificant amount.*

2. *The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.*

3. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Bank and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

	Particulars	Year ended March 31, 2023	Year ended March 31, 2022
	Interest income		
1	India Infradebt Limited	**419.0**	488.7
2	ICICI Home Finance Company Limited	**317.0**	241.4
3	ICICI Securities Primary Dealership Limited	**116.6**	14.9
	Income from services rendered		
1	ICICI Prudential Life Insurance Company Limited	**3,927.8**	5,892.2
2	ICICI Lombard General Insurance Company Limited	**1,192.5**	1,032.5
3	ICICI Securities Limited	**858.2**	1,185.4
	Gain/(loss) on forex and derivative transactions (net)[1]		
1	ICICI Securities Primary Dealership Limited	**124.2**	(45.0)
2	ICICI Lombard General Insurance Company Limited	**50.8**	36.6
3	ICICI Home Finance Company Limited	**(211.3)**	74.2
4	ICICI Bank Canada	**(11.1)**	(22.7)

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2023	Year ended March 31, 2022
Dividend income			
1	ICICI Prudential Asset Management Company Limited	6,220.8	6,139.8
2	ICICI Securities Limited	5,437.2	5,980.9
3	ICICI Lombard General Insurance Company Limited	2,240.5	1,886.8
Insurance claims received			
1	ICICI Prudential Life Insurance Company Limited	1,650.0	719.5
2	ICICI Lombard General Insurance Company Limited	159.4	229.4
Income from shared services			
1	ICICI Bank UK PLC	540.8	473.2
2	ICICI Securities Limited	536.4	339.1
3	ICICI Prudential Life Insurance Company Limited	384.0	370.9
4	ICICI Bank Canada	326.8	286.6
5	ICICI Lombard General Insurance Company Limited	224.7	281.5
Interest expense			
1	ICICI Securities Limited	289.8	71.8
Expenses for services received			
1	I-Process Services (India) Private Limited	10,406.5	8,450.3
2	ICICI Merchant Services Private Limited	5,225.3	3,787.6
Insurance premium paid			
1	ICICI Prudential Life Insurance Company Limited	6,717.7	7,537.2
2	ICICI Lombard General Insurance Company Limited	2,804.1	2,652.7
Expenses for shared services and other payments			
1	ICICI Home Finance Company Limited	599.6	366.7
CSR related reimbursement of expenses			
1	ICICI Foundation for Inclusive Growth	4,441.1	2,239.2
Purchase of investments			
1	ICICI Securities Primary Dealership Limited	16,246.1	7,945.8
Investments in the securities issued by related parties			
1	ICICI Home Finance Company Limited	-	2,706.8
Capital Infusion by Parent			
1	ICICI Home Finance Company Limited	2,500.0	-
Sale of investments			
1	ICICI Securities Primary Dealership Limited	21,625.8	7,319.8
2	ICICI Prudential Life Insurance Company Limited	19,408.7	11,543.5
3	ICICI Lombard General Insurance Company Limited	8,445.4	-
4	India Infradebt Limited	7,019.7	1,510.7
Redemption/buyback of investments			
1	ICICI Securities Limited	50.0	-
2	ICICI Bank UK PLC	-	14,846.0
3	ICICI Bank Canada	-	13,307.6

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2023	Year ended March 31, 2022
Purchase of loans			
1	ICICI Home Finance Company Limited	**19,290.7**	6,766.5
Purchase of unfunded risk participation			
1	ICICI Bank UK PLC	**-**	861.1
Purchase of fixed assets			
1	Arteria Technologies Private Limited	**3.2**	1.7
2	ICICI Home Finance Company Limited	**1.3**	-
3	ICICI Lombard General Insurance Company Limited	**0.1**	3.1
Remuneration to wholetime directors[2]			
1	Mr. Sandeep Bakhshi	**95.7**	70.5
2	Mr. Anup Bagchi	**86.5**	66.3
3	Mr. Sandeep Batra	**85.3**	61.9
4	Mr. Rakesh Jha	**45.9**	N.A.
5	Ms. Vishakha Mulye	**23.2**	63.6
Dividend paid			
1	Mr. Sandeep Bakhshi	**1.7**	0.4
2	Mr. Sandeep Batra	**0.6**	0.2
3	Mr. Rakesh Jha	**0.7**	N.A.
4	Mr. Shivam Bakhshi	**0.4**	-
5	Ms. Vishakha Mulye	**N.A.**	1.8
Value of employee stock options exercised			
1	Mr. Sandeep Bakhshi	**27.2**	277.1
2	Mr. Anup Bagchi	**183.2**	56.0
3	Mr. Sandeep Batra	**6.4**	4.8
4	Ms. Vishakha Mulye	**73.8**	56.3
Sale of fixed assets			
1	Mr. Rakesh Jha	**0.1**	N.A.
2	Ms. Vishakha Mulye	**0.1**	-

1. The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

2. Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

IV. **Related party outstanding balances**

The following table sets forth, for the periods indicated, the balances payable to/receivable from related parties.

₹ in million

Items	At March 31, 2023	At March 31, 2022
Deposits with the Bank	**24,829.0**	**23,987.7**
Subsidiaries	**21,913.1**	20,405.8
Associates/joint ventures/others	**2,603.0**	3,424.7
Key management personnel	**224.6**	125.1
Relatives of key management personnel	**88.3**	32.1
Investments of related parties in the Bank	**1.2**	**50.2**
Subsidiaries	**-**	45.7
Key management personnel	**1.0**	2.0
Relatives of key management personnel	**0.2**	2.5
Call/term money lent by the Bank	**6,000.0**	**-**
Subsidiaries	**6,000.0**	-
Payables[2]	**3,860.5**	**3,591.0**
Subsidiaries	**142.1**	108.3
Associates/joint ventures/others	**3,717.0**	3,482.6
Key management personnel	**0.4**	0.0
Relatives of key management personnel	**1.0**	0.1
Deposits by the Bank	**1,519.9**	**628.9**
Subsidiaries	**1,519.9**	628.9
Investments of the Bank	**94,344.5**	**93,105.0**
Subsidiaries	**69,772.9**	68,623.0
Associates/joint ventures/others	**24,571.6**	24,482.0
Advances by the Bank	**3,280.6**	**4,767.3**
Subsidiaries	**3,003.2**	4,500.2
Associates/joint ventures/others	**191.3**	127.7
Key management personnel	**85.7**	139.1
Relatives of key management personnel	**0.4**	0.3
Receivables[2]	**3,633.8**	**2,836.8**
Subsidiaries	**2,190.4**	1,116.0
Associates/joint ventures/others	**1,443.4**	1,720.8
Guarantees/letters of credit/indemnity given by the Bank	**2,356.5**	**6,701.4**
Subsidiaries	**2,293.4**	6,642.4
Associates/joint ventures/others	**63.1**	59.0
Guarantees/letters of credit/indemnity issued by related parties	**12,950.3**	**9,615.0**
Subsidiaries	**12,950.3**	9,615.0
Swaps/forward contracts (notional amount)	**10,648.9**	**55,104.5**
Subsidiaries	**10,648.9**	55,104.5
Unfunded risk participation	**953.3**	**879.3**
Subsidiaries	**953.3**	879.3

1. 0.0 represents insignificant amount.

2. Excludes mark-to-market on outstanding derivative transactions.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2023	Year ended March 31, 2022
Deposits with the Bank	**34,787.5**	**44,081.7**
Subsidiaries	**27,024.5**	36,999.2
Associates/joint ventures/others	**7,119.8**	6,637.2
Key management personnel	**384.6**	277.4
Relatives of key management personnel	**258.6**	167.9
Investments of related parties in the Bank[1]	**50.9**	**51.1**
Subsidiaries	**48.8**	45.7
Key management personnel	**1.8**	2.9
Relatives of key management personnel	**0.3**	2.5
Call/term money lent by the Bank	**11,083.0**	**8,200.0**
Subsidiaries	**11,083.0**	8,200.0
Payables[1,2]	**6,199.8**	**5,055.3**
Subsidiaries	**169.8**	150.5
Associates/joint ventures/others	**6,028.6**	4,904.6
Key management personnel	**0.4**	0.1
Relatives of key management personnel	**1.0**	0.1
Deposits by the Bank	**3,461.2**	**3,274.3**
Subsidiaries	**3,461.2**	3,274.3
Investments of the Bank	**97,704.9**	**125,624.0**
Subsidiaries	**69,772.9**	97,565.7
Associates/joint ventures/others	**27,932.0**	28,058.3
Advances by the Bank	**9,945.7**	**12,458.0**
Subsidiaries	**9,608.9**	12,003.8
Associates/joint ventures/others	**195.3**	183.1
Key management personnel	**139.2**	269.2
Relatives of key management personnel	**2.3**	1.9
Receivables[1,2]	**6,111.7**	**5,676.0**
Subsidiaries	**3,930.7**	3,499.9
Associates/joint ventures/others	**2,181.0**	2,176.1
Guarantees/letters of credit/indemnity given by the Bank	**4,274.9**	**12,048.4**
Subsidiaries	**4,211.8**	11,988.1
Associates/joint ventures/others	**63.1**	60.3
Guarantees/letters of credit/indemnity issued by related parties[1]	**12,950.3**	**11,422.4**
Subsidiaries	**12,950.3**	11,422.4
Swaps/forward contracts (notional amount)	**55,163.8**	**222,791.6**
Subsidiaries	**55,163.8**	222,791.6
Unfunded risk participation[1]	**959.7**	**879.3**
Subsidiaries	**959.7**	879.3

1. Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.
2. Excludes mark-to-market on outstanding derivative transactions.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

Letters of comfort

The Bank has issued letters of comfort on behalf of its banking subsidiary ICICI Bank UK PLC to Financial Services Authority, UK (now split into two separate regulatory authorities, the Prudential Regulation Authority and the Financial Conduct Authority) to confirm that the Bank intends to financially support ICICI Bank UK PLC in ensuring that it meets all of its financial obligations as they fall due.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. Singapore for Singapore dollar 10.0 million (currently equivalent to ₹ 617.9 million) (March 31, 2022: ₹ 559.7 million) to the Monetary Authority of Singapore (MAS) and has also executed six indemnity agreements on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million each (currently equivalent to ₹ 151.7 million), aggregating to Canadian dollar 15.0 million (currently equivalent to ₹ 910.0 million) (March 31, 2022: ₹ 756.0 million). The aggregate amount of ₹ 1,527.9 million at March 31, 2023 (March 31, 2022: ₹ 1,315.7 million) is included in the contingent liabilities.

The Bank has issued an undertaking on behalf of ICICI Lombard General Insurance Company Limited to the Insurance Regulatory and Development Authority of India in relation to the demerger of the general insurance business of Bharti AXA General Insurance Company Limited and transferring the same into ICICI Lombard General Insurance Company Limited through a scheme of arrangement.

The letters of indemnity are issued to IDBI Trusteeship Services Ltd (trustee of ICICI Strategic Investment Fund) on behalf of ICICI Strategic Investment Fund to indemnify against any potential liabilities.

The letters of comfort in the nature of letters of awareness that were outstanding at March 31, 2023 issued by the Bank on behalf of its subsidiaries in respect of their borrowings made or proposed to be made, aggregated to ₹ 11,514.8 million (March 31, 2022: ₹ 16,226.7 million).

In addition to the above, the Bank has also issued letters of comfort in the nature of letters of awareness on behalf of its subsidiaries for other incidental business purposes. These letters of awareness are in the nature of factual statements or confirmation of facts and do not create any financial impact on the Bank.

47. **Details of amount transferred to The Depositor Education and Awareness Fund (the Fund) of RBI**

The following table sets forth, for the periods indicated, the movement in amount transferred to the Fund.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening balance	14,398.8	12,184.0
Add: Amounts transferred during the year	2,150.6	2,371.7
Less: Amounts reimbursed by the Fund towards claims during the year	(278.8)	(156.9)
Closing balance	16,270.6	14,398.8

48. **Details of payment of DICGC insurance premium**

The following table sets forth, for the periods indicated, the payment of insurance premium and arrears.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2023	Year ended March 31, 2022
1.	Payment of DICGC Insurance Premium[1]	12,673.7	11,166.2
2.	Arrears in payment of DICGC premium	-	-

1. Excludes goods and service tax.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

49. Small and micro enterprises

The following table sets forth, for the periods indicated, details relating to enterprises covered under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006.

₹ in million

Sr. No.	Particulars	At March 31, 2023		At March 31, 2022	
		Principal	Interest	Principal	Interest
1.	The Principal amount and the interest due thereon remaining unpaid to any supplier	-	-	-	-
2.	The amount of interest paid by the buyer in terms of Section 16, along with the amount of the payment made to the supplier beyond the due date	-	-	-	-
3.	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under MSMED Act, 2006	-	0.1	N.A.	0.4
4.	The amount of interest accrued and remaining unpaid	-	0.1	N.A.	0.4
5.	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowed as a deductible expenditure under Section 23	-	-	N.A.	-

50. Penalties/fines imposed by RBI and other banking regulatory bodies

There was no penalty imposed by RBI and other overseas banking regulatory bodies during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 33.0 million).

51. Disclosure on Remuneration

Compensation Policy and practices

(A) Qualitative Disclosures

   a) **Bodies that oversee remuneration.**

   - **Name, composition and mandate of the main body overseeing remuneration**

        The Board Governance, Remuneration and Nomination Committee (BGRNC/ Committee) is the body which oversees the remuneration aspects. The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the whole time/ independent Directors and the Board and to extend or continue the term of appointment of independent Directors on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, Key Managerial Personnel, Material Risk takers (MRTs) and other employees, recommending to the Board the remuneration (including performance bonus, share-linked instruments and perquisites) to wholetime Directors (WTDs) and senior management, approving the policy for and quantum of variable pay payable to members of the staff including senior management key managerial personnel, material risk takers and formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policies on Board diversity, framing guidelines for share-linked instruments such as the Employees Stock Option Scheme (ESOS) Scheme 2000), Employees Stock Unit Scheme (Scheme 2022) and deciding on the grant of the Bank's stock options/units to employees and WTDs of the Bank and its subsidiary companies as applicable

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

- **External consultants whose advice has been sought, the body by which they were commissioned, and in what areas of the remuneration process**

  During the year ended March 31, 2023, the Bank employed the services of a reputed consulting firm for market benchmarking in the area of compensation, including executive compensation.

- **Scope of the Bank's remuneration policy (eg. by regions, business lines), including the extent to which it is applicable to foreign subsidiaries and branches**

  The Compensation Policy of the Bank, as last amended by the BGRNC in its meeting dated October 21, 2022 and the Board at its meeting held on October 22, 2022 covers all employees of the Bank, including those in overseas branches of the Bank. In addition to the Bank's Compensation Policy guidelines, the overseas branches also adhere to relevant local regulations.

- **Type of employees covered and number of such employees**

  All employees of the Bank are governed by the Compensation Policy. The total number of permanent employees of the Bank at March 31, 2023 was 126,660.

b) **Design and structure of remuneration processes**

- Key features and objectives of remuneration policy

  The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive performance within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy, the key elements of which are given below.

  o **Effective governance of compensation:** The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for WTDs and equivalent positions and the organisational performance norms for variable pay based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects defined with sub parameters. The BGRNC assesses organisational performance and based on its assessment, it makes recommendations to the Board the compensation for WTDs, & equivalent positions and senior management subject to necessary approvals, wherever applicable.

- **Alignment of compensation philosophy with prudent risk taking:** The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non- financial indicators of performance including aspects like risk management, other assurance areas and customer service. The Bank's Employees stock option scheme and Employees stock unit scheme aim at aligning compensation to long-term performance through grants that vest over a period of time. Compensation of staff in audit, compliance and risk control functions is independent of the business areas they oversee.

  Changes, if any, made by the remuneration committee in the firm's remuneration policy during the past year, and if so, an overview of any changes that were made

  During the year ended March 31, 2023, the Bank's Compensation Policy was reviewed by the BGRNC and the Board as below:

BGRNC date	Board date	Overview of Changes
April 23, 2022	April 23, 2022	Change in criteria for MRT identification
October 21, 2022	October 22, 2022	Incorporate 'Employees Stock Unit Scheme' in the compensation policy.
		Extend malus/clawback coverage to employees transferred or deputed or resigned to join a subsidiary/ associate company/ holding company.
		To include that bonus clawback survives the resignation, retirement, early retirement or termination of services of the employee as per the terms mentioned in the compensation policy.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

- Process followed by the Bank to ensure that the risk and compliance employees are remunerated independently of the businesses they oversee

  The compensation of staff engaged in control functions like Audit, Risk and Compliance depends on their performance, which is based on achievement of the key goals of their respective functions. They are not assessed on business targets.

c) **Ways in which current and future risks are taken into account in the remuneration processes.**

- Key risks that the Bank takes into account when implementing remuneration measures

  The Board approves the Enterprise Risk Management framework (ERM) for the Bank. The business activities of the Bank are undertaken within this framework. The r RAF includes the definition of risk capacity, risk appetite statements and drill down of the same into limits /thresholds for various risk categories. The Bank's KPIs which are applicable to WTDs & equivalent positions as well as employees (excluding control functions), incorporate relevant risk management related aspects. For example, in FY2023 in addition to performance indicators in areas such as risk calibrated core operating profit (profit before provisions and tax excluding treasury income), performance indicators included aspects such as asset quality, risk management framework, stakeholder relationships, customer service and leadership development. The BGRNC takes into consideration all the above aspects while assessing organisational performance and making compensation-related recommendations to the Board.

- Nature and type of key measures used to take account of these risks, including risk difficult to measure

  The annual Key Performance Indicators and performance evaluation incorporated both qualitative and quantitative aspects including asset quality and provisioning, risk management framework, stakeholder relationships, customer service and leadership development.

- Ways in which these measures affect remuneration

  Every year, the financial plan/targets are formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank operates. To ensure effective alignment of compensation with prudent risk taking, the BGRNC takes into account adherence to the risk framework in conjunction with which the financial plan/targets have been formulated. The Bank's KPIs which are applicable to WTDs and equivalent positions as well as employees (excluding control functions), incorporate relevant risk management related aspects and regulatory compliance. For example in FY2023, in addition to risk calibrated core operating profit, performance indicators also included aspects such as asset quality risk management framework, stakeholder relationships, customer service and leadership development. The BGRNC takes into consideration all the above aspects while assessing organisational performance and making compensation-related recommendations to the Board.

- The nature and type of these measures that have changed over the past year and reasons for the changes, as well as the impact of changes on remuneration.

  The nature and type of these measures have not changed over the past year and hence, there is no impact on remuneration.

d) **Ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration**

- Main performance metrics for Bank, top level business lines and individuals

  The main performance metrics for FY2023 included risk calibrated core operating profit (profit before provisions and tax, excluding treasury income), asset quality metrics (such as provisions in absolute terms and as a percentage of core operating profit), regulatory compliance, risk management processes, stakeholder relationships, customer service and leadership development.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

- Methodology followed whereby individual remuneration is linked to the Bank-wide and individual performance

  The BGRNC takes into consideration above mentioned aspects while assessing performance and making compensation-related recommendations to the Board regarding the performance assessment of WTDs and equivalent positions.

- The measures that the Bank will in general implement to adjust remuneration in the event that performance metrics are weak, including the Bank's criteria for determining 'weak' performance metrics

  The Bank's Compensation Policy outlines the measures the Bank will implement in the event of a reasonable evidence of deterioration in financial performance. Should such an event occur in the manner outlined in the policy, the BGRNC may decide to apply malus/clawback on none, part or all of the relevant variable compensation

e) **Ways in which the Bank seeks to adjust remuneration to take account of the longer term performance**

- The Bank's policy on deferral and vesting of variable remuneration and, if the fraction of variable remuneration that is deferred differs across employees or groups of employees, a description of the factors that determine the fraction and their relative importance

  The variable compensation is in the form of share-linked instruments) or cash or a mix of cash and share-linked instruments (The quantum of variable pay for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. The proportion of variable pay to total compensation is higher at senior levels and lower at junior levels. At least 50% of the compensation is variable for WTDs, CEO and MRTs as a design. However, they can earn lesser variable pay based on various performance criteria. For WTDs, CEO and MRTs, a minimum of 60% of the total variable pay is under deferral arrangement (deferment). Additionally, at least 50% of the cash component of the variable pay is under deferment. If the cash component is under ₹ 2.5 million, the deferment is not applicable.

- The Bank's policy and criteria for adjusting deferred remuneration before vesting and (if permitted by national law) after vesting through claw back arrangements

  The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank's provisioning for NPAs or in the event of a reasonable evidence of deterioration in financial performance or in the event of gross misconduct and/or other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to clawback arrangements, as defined in the compensation policy.

f) **Different forms of variable remuneration that the Bank utilises and the rationale for using these different forms**

- Forms of variable remuneration offered. A discussion of the use of different forms of variable remuneration and, if the mix of different forms of variable remuneration differs across employees or group of employees, a description of the factors that determine the mix and their relative importance

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank pays performance bonus and share-linked instruments to relevant employees in its middle and senior management. The variable pay payout schedules are sensitive to the time horizon of risks as defined in the policy.

  The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

(B) *Quantitative disclosures*

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and other Material Risk Takers.

₹ in million, except numbers

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
1. Number of meetings held by the BGRNC during the financial year	5	4
Remuneration paid to its members during the financial year (sitting fees)	1.5	0.8
2. Number of employees having received a variable remuneration award during the financial year[1]	48	50
3. Number and total amount of sign-on/joining bonus made during the financial year	-	-
4. Details of severance pay, in addition to accrued benefits, if any	-	-
5. Breakdown of amount of remuneration awards for the financial year		
Fixed[2]	1,142.9	1,216.3
Variable[3]	485.6	426.1
- Deferred	246.6	211.1
- Non-deferred	239.0	215.0
Share-linked instruments[3] (nos.)	4,277,800	5,977,650
- Deferred (nos.)	4,277,800	5,977,650
- Non-deferred (nos.)	-	-
6. Total amount of deferred remuneration paid out during the year		
- Bonus[4]	68.0	-
- Share-linked instruments[4] (nos.)	8,015,135	9,529,100
7. Total amount of outstanding deferred remuneration		
Cash[5]	381.8	211.1
Shares (nos)	-	-
Shares-linked instruments[5] (nos.)	10,311,910	16,098,240
Other	-	-
8. Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments		
- Bonus	381.8	211.1
- Share-linked instruments (nos.)	10,311,910	12,187,480
9. Total amount of reductions during the year due to ex-post explicit adjustments[6]	N.A.	N.A.
10. Total amount of reductions during the year due to ex-post implicit adjustments	N.A.	N.A.
11. Number of MRTs identified[7]	42	48
12. Number of cases where malus has been exercised	-	-
Number of cases where clawback has been exercised[6]	-	-
Number of cases where malus and clawback have been exercised	-	-
The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay		
Mean pay of the bank[8]	790,345	755,429
Deviation - MD&CEO[9]	74,214,867	59,094,291
Deviation - WTD1[9]	52,075,390	54,049,788
Deviation - WTD2[9]	67,836,208	54,788,776
Deviation - WTD3[9]	65,872,493	51,573,500

1. *Includes MD & CEO, WTDs and other Material Risk Takers (MRTs) based on the revised criteria given by RBI in its guideline dated November 4, 2019. Also includes MRTs who have resigned, retired or transferred to group companies (separated) who were paid bonus or stock options granted/vested during the year. Variable remuneration includes cash bonus and stock options (as per RBI guideline dated November 4, 2019) that are paid/ granted/ vested during the year.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

2. Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund, gratuity fund and value of perquisites The value of perquisite is calculated as cost to the Bank. The salaries of separated MRTs have been considered for the period they were in service with the Bank. For FY2022, the remuneration approved for FY2021 (as paid during FY2022) has been considered for MD & CEO and WTDs. For FY2023, the remuneration also includes arrear payments pertaining to increments of MD & CEO and WTDs for FY2022.

3. Variable and share-linked instruments represent amounts/options awarded for the year ended March 31, 2021 and March 31, 2022 respectively as per RBI approvals wherever applicable.

4. Includes bonus/options that was paid/vested during the year.

5. Includes outstanding bonus/options at the end of the financial year.

6. Excludes ₹ 74.1 million variable pay to the former MD & CEO for past years which has been directed for claw-back in respect of which the Bank has filed a recovery suit against the former MD & CEO.

7. Includes MD & CEO/WTDs/and other MRTs based on the revised criteria given by RBI in its guidelines dated November 4, 2019.

8. Mean pay is computed on annualised fixed pay that includes basic salary, supplementary allowances, superannuation, contribution to provident fund, gratuity fund and value of perquisites. The value of perquisite is calculated as cost to the Bank.

9. The remuneration includes arrear payments made during FY2023 pertaining to increments of MD & CEO and WTDs for FY2022.

Payment of compensation in the form of profit related commission to the non-executive directors

The Bank pursuant to RBI circular dated April 26, 2021, has discontinued paying profit related commission to Non-Executive Directors/Independent Directors (other than part-time chairman) from April 1, 2021 and instead fixed remuneration of ₹ 14.0 million has been paid for the year ended March 31, 2023 (FY2023). Mr. Girish Chandra Chaturvedi (part-time Chairman) was paid a remuneration of ₹ 3.5 million during FY2023. This is excluding sitting fees.

For the year ended March 31, 2022, fixed remuneration of ₹ 14.0 million had been paid to Non-Executive Directors/ Independent Directors (other than part-time chairman) and Mr. Girish Chandra Chaturvedi (part-time Chairman) was paid a remuneration of ₹ 3.5 million. Further, profit related commission of ₹ 7.0 million pertaining to FY2021 was paid to Non-Executive Directors/Independent Directors (other than part-time chairman) in FY2022.

52. Corporate Social Responsibility

The gross amount required to be spent by the Bank on Corporate Social Responsibility (CSR) related activities during the year ended March 31, 2023 was ₹ 4,008.5 million (March 31, 2022: ₹ 2,617.2 million).

The following table sets forth, for the periods indicated, the amount spent by the Bank on CSR related activities.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2023			Year ended March 31, 2022		
		In cash	Yet to be paid in cash	Total	In cash	Yet to be paid in cash	Total
1.	Construction/acquisition of any asset	-	-	-	-	-	-
2.	On purposes other than (1) above[1]	**4,626.6**	**-**	**4,626.6**	2,641.3	24.9	2,666.2

1. CSR activities were in the areas of affordable and accessible healthcare, environmental and ecological projects like afforestation, rain water harvesting and climate smart agriculture, urban and rural livelihood projects, rural development, social awareness programme and Har Ghar Tiranga programme.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

As required under the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, surplus of ₹ 171.2 million during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 139.9 million), from CSR activities transferred to the unspent CSR account.

The following table sets forth, for the periods indicated, the details of related party transactions pertaining to CSR related activities.

₹ in million

Sr. No.	Related Party	Year ended March 31, 2023	Year ended March 31, 2022
1.	ICICI Foundation for inclusive Growth[1]	4,401.1	2,239.2
	Total	**4,401.1**	**2,239.2**

1. *The above excludes ₹ 40.0 million of surplus during the year ended March 31, 2022 from CSR activities, transferred to unspent CSR account and spent by September 30, 2022, as required by law.*

The following table sets forth, for the periods indicated, the details of movement in provision pertaining to CSR related activities.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening balance of provision	24.9	119.2
Add: Provision for expenses during the year	-	24.9
Less: payment out of opening balance	24.9	119.2
Closing balance	-	24.9

53. Disclosure of customer complaints

The following table sets forth, for the periods indicated, the movement of complaints received by the Bank from its customers.

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
1.	No. of complaints pending at the beginning of the year	10,401	30,096
2.	No. of complaints received during the year	248,337	409,670
3.	No. of complaints disposed during the year	244,309	429,365
	3a. Of which, number of complaints rejected by the Bank	101,227	164,458
4.	No. of complaints pending at the end of the year	14,429	10,401

1. *Complaints do not include complaints redressed by the Bank within one working day.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of maintainable complaints received.

Particulars		Year ended March 31, 2023	Year ended March 31, 2022
i.	Number of maintainable complaints received by the Bank from Office of Banking Ombudsmans (OBOs)[1]	**12,114**	12,174
	Of (i), number of complaints resolved in favour of the Bank by Banking Ombudsmans (BOs)	**5,627**	5,566
	Of (i), number of complaints resolved through conciliation/mediation/advisories issued by BOs[2]	**6,487**	6,608
	Of (i), number of complaints resolved after passing of Awards by BOs against the Bank	**-**	-
ii.	Number of Awards unimplemented within the stipulated time (other than those appealed)	**-**	-

1. Maintainable complaints are as per data received from RBI.

2. For year ended March 31, 2023, 432 complaints (March 31, 2022: 361 complaints) were resolved based on advisories received from BOs.

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2023.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ decrease in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
ATM/Debit Cards	3,655	76,049	(50.4%)	1,343	148
Credit Cards	3,312	70,225	(49.1%)	2,618	367
Internet/Mobile/ Electronic Banking	2,018	53,011	25.9%	9,109	3,546
Loans and advances	270	11,026	(30.3%)	211	3
Account opening/difficulty in operation of accounts	144	7,708	(27.4%)	184	5
Others	1,002	30,318	(39.3%)	964	56
Total	**10,401**	**248,337**	**(39.4%)**	**14,429**	**4,125**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2022.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ decrease in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
ATM/Debit Cards	11,760	153,340	(37.2%)	3,655	742
Credit Cards	10,107	137,857	12.5%	3,312	525
Internet/Mobile/ Electronic Banking	6,877	42,091	0.0%	2,018	130
Loans and advances	268	15,817	7.9%	270	2
Account opening/ difficulty in operation of accounts	257	10,614	(3.3%)	144	0
Others	827	49,951	4.4%	1,002	64
Total	**30,096**	**409,670**	**(15.0%)**	**10,401**	**1,463**

54. Drawdown from reserves

The Bank has not drawn any amount from reserves during the year ended March 31, 2023 (year ended March 31, 2022: Nil).

55. Investor Education and Protection Fund

The unclaimed dividend amount, due for transfer to the Investor Education and Protection Fund (IEPF) during the year ended March 31, 2023 and March 31, 2022, has been transferred without any delay.

56. Implementation of IFRS converged Indian Accounting Standards

In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards (IFRS), for scheduled commercial banks, insurance companies and non-banking financial companies (NBFCs). However, currently the implementation of Ind AS for banks has been deferred by RBI till further notice pending the consideration of some recommended legislative amendments by the Government of India. The Bank is in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be new regulatory guidelines and clarifications in some critical areas of Ind AS application, which the Bank will need to suitably incorporate in its implementation.

57. Disclosure on lending and borrowing activities

The Bank, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank (Ultimate Beneficiaries). The Bank has also not received any fund from any parties (Funding Party) with the understanding that the Bank shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

58. Comparative Figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.   For and on behalf of the Board of Directors

For **M S K A & Associates**	**Girish Chandra Chaturvedi**	**Uday M. Chitale**	**Sandeep Bakhshi**
Chartered Accountants	Chairman	Director	Managing Director & CEO
ICAI Firm Registration no.: 105047W	DIN-00110996	DIN-00043268	DIN-00109206
Tushar Kurani	**Anup Bagchi**	**Rakesh Jha**	**Sandeep Batra**
Partner	Executive Director	Executive Director	Executive Director
Membership no.: 118580	DIN-00105962	DIN-00042075	DIN-03620913
For **KKC & Associates LLP**	**Anindya Banerjee**	**Prachiti Lalingkar**	**Rajendra Khandelwal**
Chartered Accountants	Group Chief Financial Officer	Company Secretary	Chief Accountant
ICAI Firm Registration no.: 105146W/W100621			

Gautam Shah
Partner
Membership no.: 117348
UDIN :

Mumbai
April 22, 2023

INDEPENDENT AUDITOR'S REPORT

To the Members of
ICICI Bank Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

1. We have audited the accompanying consolidated financial statements of ICICI Bank Limited (hereinafter referred to as the "Bank" or 'Holding Company') and its subsidiaries (Holding Company and its subsidiaries together referred to as "the Group"), and its associates, which comprise the Consolidated Balance Sheet as at 31 March 2023, the Consolidated Profit and Loss account, and the Consolidated Cash Flow Statement for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

2. In our opinion and to the best of our information and according to the explanations given to us, and based on consideration of the reports of the other auditors on separate financial statements and the other financial information of subsidiaries and associates, the aforesaid consolidated financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ('the Act'), and circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time ('RBI Guidelines') in the manner so required for banking companies and give a true and fair view in conformity with the Accounting Standards prescribed under Section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021 and other and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group and its associates as at 31 March 2023, and their consolidated profit, and their consolidated cash flows for the year then ended.

Basis for Opinion

3. We conducted our audit in accordance with the Standards on Auditing ('SAs') specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group and its associates in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in India in terms of the Code of Ethics issued by Institute of Chartered Accountant of India ('ICAI'), and the relevant provisions of the Act and the rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained along with the consideration of audit reports of other auditors referred to in the "Other Matters" paragraph below is sufficient and appropriate to provide a basis for our opinion on the Consolidated Financial Statements.

Key Audit Matters

4. Key audit matters are those matters that, in our professional judgment, and based on the consideration of the reports of the other auditors on separate financial statements and other financial information of the subsidiaries and associates, as referred to in paragraph 17 below, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

5. We have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How the matter was addressed in our audit
Identification and provisioning of non-performing advances (NPA):	

Total Loans and Advances (Net of Provision) as at 31 March 2023: ₹ 10,838,663,147 (in '000s) Provision for NPA as at 31 March 2023: ₹ 256,291,070 (in '000s) of which Total Loans and Advances (Net of Provision) as at 31 March 2023: ₹ 10,196,383,053 (in '000s)* & Provision for NPA as at 31 March 2023: ₹ 248,358,100 (in '000s)* relates to Bank.
(Refer Schedule 9, Schedule 17(13))

* the amounts relating to the Bank are before consolidation adjustments including intercompany eliminations, if any.

The Reserve Bank of India's ("RBI") guidelines on Income recognition and asset classification & Provisioning ("IRAC") and other circulars and directives issued by the RBI from time to time, which prescribe the prudential norms for identification and classification of performing & non-performing assets ("NPA") and the minimum provision required for such assets. The Bank is required to have Board approved policy as per IRAC guidelines for NPA identification & classification of advances and provision thereon.	Our audit procedures with respect to this matter included:
	Tested the design and operating effectiveness of key controls (including application controls) over approval, recording, monitoring and recovery of loans, monitoring overdue / stressed accounts, identification of NPA, provision for NPA and valuation of security and collateral on a test check basis. Further obtained an understanding of the contingency provision carried by the Bank and verified the underlying assumptions used by the Bank for such estimate.
The provision on NPA is estimated based on ageing and classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors and is subject to the minimum provisioning norms specified by RBI and approved policy of the Bank in this regard.	Tested application controls included test of automated controls, reports and system reconciliations.
The Bank is also required to apply its judgement to determine the identification and provision required against NPAs by applying quantitative as well as qualitative factors. The risk of identification of NPAs is affected by factors like stress and liquidity concerns in certain sectors.	Reviewed existence and effectiveness of monitoring mechanisms such as Internal Audit, Systems Audit, and Concurrent Audit as per the policies and procedures of the Bank;
	Evaluated the governance process and review controls over calculations of provision of non-performing advances, basis of provisioning in accordance with the Board approved policy.
Additionally, the Bank makes provisions on exposures that are not classified as NPA including advances to certain sectors and identified advances or group advances. These are classified as contingency provisions.	Selected a sample of borrowers based on quantitative and qualitative risk factors for their assessment of appropriate identification & classification as NPA including computation of overdue ageing to assess its correct classification and provision amount as per extant IRAC norms and the Bank policy.
Since the identification of NPAs and provisioning for advances require significant level of estimation and given its significance to the overall audit including possible observation by RBI which could result into disclosure in the financial statements, we have ascertained identification and provisioning for NPAs as a key audit matter.	Performed other substantive procedures included and not limited to the following:
	➤ Selected samples of performing loans and assessed independently as to whether those should be classified as NPA;

241

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	➢ For samples selected, reviewed the collateral valuations, financial statements and other qualitative information ➢ Considered the accounts reported by the Bank and other Banks as Special Mention Accounts ("SMA") in RBI's Central Repository of Information on Large Credits (CRILC) to identify stress. ➢ For selected samples, assessed independently, the accounts that can potentially be classified as NPA and Red flagged accounts. ➢ Inquired with the credit and risk departments to ascertain if there were indicators of stress or an occurrence of an event of default in a particular loan account or any product category which needed to be considered as NPA. ➢ Examined the accounts under watchlist report provided by the risk department. ➢ Discussed with the management of the Bank on sectors where there is a perceived credit risk and the steps taken to mitigate the risks to identified sectors. ➢ Selected and tested samples for accounts which are restructured as per RBI Master Circular - Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances; and ➢ Assessed appropriateness & the adequacy of disclosures against the relevant accounting standards and RBI requirements relating to NPAs.

Evaluation of Litigations included in Contingent Liabilities

As at 31 March 2023, the Group has reported 'Claims against the Group not acknowledged as debts' of ₹ 88,006,837 (in '000s) (31 March 2022 – ₹ 89,527,688 (in '000s)), of which the following relate to the Bank:

(Included under contingent liabilities) (in '000)

Particulars	As at 31 March 2023	As at 31 March 2022
Legal Cases	3,027,295	3,201,365
Taxes	78,935,723	79,637,364
Total Claims against Bank not acknowledged as Debt	**81,963,018**	**82,838,729**

((Refer Schedule 12 and Schedule 17(10))

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit

The Bank has material open tax litigations including matters under dispute which involve significant judgement to determine the possible outcome of these disputes.
 	
Significant management judgement is needed in determining whether an obligation exists and whether a provision should be recognised as at the reporting date, in accordance with the accounting criteria set under Accounting Standard 29 - Provisions, Contingent Liabilities and Contingent Assets ('AS 29'), or whether it needs to be disclosed as a contingent liability. Further, significant judgements are also involved in measuring such obligations, the most significant of which are:
 	
➤ Assessment of Liability: Judgement is involved in determination of whether outflow in respect of identified material matters are probable and can be estimated reliably.
 	
➤ Adequacy of provisions: The appropriateness of assumption and judgements used in estimation of significant provisions; and
 	
➤ Adequacy of disclosures of provision for liabilities and charges, and contingent liabilities.
 	
The Bank's assessment is supported by the facts of matter, their own judgement, experience, and advises from legal and independent tax consultants wherever considered necessary.
 	
Since the assessment of these open litigations requires significant level of judgement in interpretation of law, we have included this as a key audit matter.
	Our Audit procedures with respect to this matter included:
	
	Tested the design and operating effectiveness of the Bank's key controls over the estimation, monitoring and disclosure of provisions and contingent liabilities on test check basis.
	
	Our substantive audit procedures included and were not limited to the following:
	
	➤ Obtained an understanding of Bank's process for determining tax liabilities, tax provisions and contingent liabilities pertaining to legal and taxation matters;
	
	➤ Obtained a list of cases /matters in respect of which the litigations were outstanding as at reporting date:
	
	  • For significant legal matters, we obtained external confirmations and corroborated with management's documented conclusions on the assessment of outstanding litigations against the Bank;
	
	  • For significant taxation matters, we involved our tax specialists to gain an understanding of status of the litigations including understanding of various orders/ notices received by the Bank and management's grounds of appeals before the relevant appellate authorities.
	
	➤ Evaluated the merit of the subject matter under consideration with reference to the grounds presented therein and available independent legal / tax advice;
	
	➤ Inquired with appropriate level of the management including status update, expectation of outcomes with the basis, and the future course of action contemplated by the Bank;
	
	➤ Reviewed minutes of meetings with Board, and Audit committee in this regard
	
	➤ Agreed underlying tax balances to supporting documentation including correspondence with the Tax authorities; and
	
	➤ Assessed the appropriateness & adequacy of disclosures within the standalone financial statements in accordance with the applicable accounting standards and requirements of RBI in this regard.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Information Technology ('IT') systems and controls impacting financial controls.	
The Bank has a complex IT architecture to support its day-to-day business operations. High volume of transactions is processed and recorded on single or multiple applications. The reliability and security of IT systems plays a key role in the business operations of the Bank. Since large volume of transactions are processed daily, the IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. Appropriate IT general controls and application controls are required to ensure that such IT systems are able to process the data, as required, completely, accurately and consistently for reliable financial reporting. We have identified 'IT systems and controls' as key audit matter because of the high level automation, significant number of systems being used by the management and the complexity of the IT architecture and its impact on the financial reporting system.	Our Audit procedures with respect to this matter included: For testing the IT general controls, application controls and IT dependent manual controls, we involved IT specialists as part of the audit. The team also assisted in testing the accuracy of the information produced by the Bank's IT systems. Obtained a comprehensive understanding of IT applications landscape implemented at the Bank. It was followed by process understanding, mapping of applications to the same and understanding financial risks posed by people-process and technology. Key IT audit procedures includes testing design and operating effectiveness of key controls operating over user access management (which includes user access provisioning, de-provisioning, access review, password configuration review, segregation of duties and privilege access), change management (which include change release in production environment are compliant to the defined procedures and segregation of environment is ensured), program development (which include review of data migration activity), computer operations (which includes testing of key controls pertaining to, backup, Batch processing (including interface testing), incident management and data centre security), System interface controls. This included testing that requests for access to systems were appropriately logged, reviewed, and authorized. In addition to the above, the design and operating effectiveness of certain automated controls, that were considered as key internal system controls over financial reporting were tested. Using various techniques such as inquiry, review of documentation / record / reports, observation, and re-performance. We also tested few controls using negative testing technique. Tested compensating controls and performed alternate procedures, where necessary. In addition, understood where relevant changes made to the IT landscape during the audit period.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Valuation of Derivatives:	

As at 31 March 2023, the Group has reported notional value of derivatives of ₹ 48,498,441,596 (in '000) (31 March 2022 – ₹ 43,893,514,404 (in '000s)), of which the following relate to the Bank:

(Included under contingent liabilities) (in '000)

Particulars	As at 31 March 2023	As at 31 March 2022
Notional amounts *	40,984,024,707	37,056,016,613

(Refer Schedule 12.III, 12.VI, 12.VII, Schedule 18(14) to the standalone financial statements)

* the amounts relating to the Bank are before consolidation adjustments including intercompany eliminations, if any.

Derivatives are valued through models with external inputs. The derivatives portfolio of the Bank primarily includes transactions which are carried out on behalf of its clients (and are covered on a back-to-back basis) and transactions to hedge the Bank's interest and foreign currency risk. A significant degree of management judgement is involved in the application of valuation techniques through which the value of the Bank's derivatives is determined. The financial statement risk arises particularly with respect to complex valuation models, valuation parameters, and inputs that are used in determining fair values. Considering the significance of the above matter to the financial statements, significant management estimates and judgements, and auditor attention required to test such estimates and judgements, we have identified this as a key audit matter for current year audit.	Our audit procedures included, but were not limited to, the following: ➢ We obtained an understanding, evaluated the design, and tested the operating effectiveness of the key controls over the valuation processes, including: - independent price verification performed by a management expert; and model governance and validation. On a sample basis, we performed an independent reassessment of the valuation of derivatives and evaluated significant models and methodologies used in valuation, to ensure compliance with the relevant RBI regulations, reasonableness of the valuation methodology and the inputs used.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

The joint auditors of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 20 April 2023, have expressed an unmodified opinion on the financial statements. Based on consideration of their report, the following Key Audit Matter was included in the audit report.

Key Audit Matter	How the matter was addressed in our audit
Information Technology (IT) systems relating to ICICI Prudential Life Insurance Company Limited	
The Company is highly dependent on information technology systems and controls to process and record large volume of transactions, such that there exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. Further, IT systems are accessible to employees on a remote basis which could result in increasing challenges around the data protection. Due to the pervasive nature, complexity and importance of the impact of the IT systems and related control environment on the Company's financial statements, testing of such IT systems and related control environment has been identified as a key audit matter for the current year audit.	Involvement of IT specialists in assessment of the IT systems and controls over financial reporting, which included carrying out the following key audit procedures: ➢ Understood General IT Controls (GITC) over key financial accounting and reporting systems (referred to as "in-scope systems") which covered access controls, program/ system changes, program development and computer operations i.e. job processing, data/ system backup and incident management; ➢ Tested controls over IT infrastructure covering user access including privilege users and system changes; ➢ Evaluated design and operating effectiveness for in-scope systems and application controls which covered segregation of duties, system interfaces, completeness and accuracy of data feeds and system reconciliation controls; ➢ Evaluated policies and strategies adopted by the Company in relation to operational security of key information infrastructure, data and client information management and monitoring and crisis management; and ➢ Assessed whether controls have remained unchanged during the year or were changed after considering controls around change management process.
Valuation and Impairment determination of Investments relating to ICICI Prudential Life Insurance Company Limited (31 March 2023 : ₹ 2,482,204,207 (in '000s) (31 March 2022 : ₹ 2,381,077,786 (in '000s)) *(Refer Schedule 8, Schedule 17(12))*	

* *the amounts relating to ICICI Prudential Life Insurance Company Limited are before consolidation adjustments including intercompany eliminations, if any.*

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
The Company's investment portfolio consists of Policyholders investments (unit linked and non-linked) and Shareholders investments. Total investment portfolio represents 99 percent of the Company's total assets as at 31 March 2023. Investments are valued in accordance with the provisions of the Insurance Act, the IRDA Financial Statements Regulations, IRDAI (Investment) Regulations, 2016 orders/ directions/ circulars issued by IRDAI and / or policies as approved by the Board of Directors of the Company (collectively the "Accounting Policy"). Investments in unit linked portfolio of ₹ 1,440,580,565 (in '000s) are valued based on observable inputs as per their accounting policy and gains/losses are recognized in Revenue account. These unit linked portfolio investments do not represent higher risk of material misstatement however, are considered to be a key audit matter due to their materiality to the standalone financial statements. Investments in non-linked and shareholders portfolio of ₹ 1,041,623,642 (in '000s) are valued as per their accounting policy, based on which: ➢ the unrealized gains/ losses arising due to changes in fair value of listed equity shares and mutual fund units are recorded in the "Fair Value Change Account" in the Balance Sheet; and ➢ debt securities and unlisted equity shares are valued at historical cost. Further, investments in the non-linked and shareholders portfolio are assessed for impairment as per the Company's investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the valuation of these investments. Accordingly, valuation of investments (including impairment assessment) was considered to be one of the areas which required significant auditor attention and was one of the matter of most significance in the standalone financial statements.	Carried out the following key audit procedures: ➢ Understood the Company's process and tested the controls on the valuation of investments; ➢ Tested the design, implementation and operating effectiveness of key controls over the valuation process, including the Company's assessment and approval of assumptions used for valuation, including key authorization and data input controls thereof; ➢ Assessed valuation methodologies with reference to the Accounting Policy and the Company's Board approved valuation policy; ➢ For selected samples of listed investments, performed independent price checks using external quoted prices and by agreeing the inputs which were used in the Company's valuation techniques to external data; ➢ For selected samples of cost measured investments, tested Company's assessment of impairment and evaluated whether the same was in accordance with the Company's updated impairment policy; and ➢ Evaluated how the Company has factored the impact of economic stress in investment valuation process (including impairment assessment).

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 18 April 2023, have expressed an unmodified opinion on the financial statements. Based on consideration of their report, the following Key Audit Matter was included in the audit report.

Key Audit Matter	How the matter was addressed in our audit
Information Technology (IT) systems relating to ICICI Lombard General Insurance Company Limited	
The company is highly dependent on its complex IT architecture comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting financial transactions.	Key audit procedures included but were not limited to the following: Obtained an understanding of the entity's IT related control environment. Furthermore, conducted a risk assessment and identified IT applications that are key for the Company's financial reporting.
Large volume of transactions that are processed on daily basis as part of its operations, which impacts key financial accounting and reporting items such as premium income, claims, commission expenses and investments among others. There exists a risk that, gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. The controls implemented by the entity in its IT environment determine the integrity, accuracy, completeness, and the validity of the data that is processed by the applications and is ultimately used for financial reporting. These controls contribute to mitigating risk of potential misstatements caused by fraud or errors. Audit approach relies on automated controls and therefore procedures are designed to test control over IT systems, segregation of duties, interface and system application controls over key financial accounting and reporting systems.	For the key IT systems relevant to reporting of financial information, areas of audit focus included access, program change management, automated transaction and interface controls. In particular: ➢ Obtained an understanding of the entity's IT environment and key changes if any during the audit period that may be relevant to the audit. ➢ On sample basis tested the design, implementation and operating effectiveness of the General IT controls over the key IT systems that are critical to financial reporting. This included evaluation of entity's controls to ensure segregation of duties and appropriate access rights. ➢ Controls over changes to software applications were evaluated to verify whether the changes were approved, tested in an environment that was segregated from operation and moved to production by appropriate users. ➢ Evaluated the design and tested the operating effectiveness of critical & key automated controls within various business processes around the Software system. This included testing the integrity of system interfaces, the completeness and accuracy of data feeds, system reconciliation controls and automated calculations. ➢ Reviewed the Information System Audit Reports and Key audit findings of Internal Audit to assess the impact of observations and management's response if any on financial reporting. Results of the tests has provided audit evidence which have been used to draw conclusions including reporting.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Investments of ICICI Lombard General Insurance Company Limited	
The Company's investments represent 78% of the assets as at 31 March 2023 which are to be valued in accordance with accounting policy framed as per the extant regulatory guidelines. The valuation of all investments should be as per the investment policy framed by the Company which in turn should be in line with IRDAI Investment Regulations and Preparation of Financial Statement Regulations.	Audit procedures on Investments included the following: ➢ Understood Management's process and controls to ensure proper classification and valuation of Investment. ➢ Verified and obtained appropriate external confirmation for availability and ownership rights related to these investments.
The valuation methodology specified in the regulation is to be used for each class of investment. The Company has a policy framework for Valuation and impairment of Investments. The Company performs an impairment review of its investments periodically and recognizes impairment charge when the investments meet the trigger/s for impairment provision as per the criteria set out in the investment policy of the Company. Further, the assessment of impairment involves significant management judgment. The classification and valuation of these investments was considered one of the matters of material significance in the financial statements due to the materiality of the total value of investments to the financial statements.	➢ Tested the design, implementation, management oversight and operating effectiveness of key controls over the classification and valuation process of investments. ➢ Test-checked valuation of different class of investments to assess appropriateness of the valuation methodologies with reference to IRDAI Investment Regulations along with Company's own investment policy. ➢ Examining the rating downgrades by credit rating agencies and assessing the risk of impairments to various investments. ➢ Reviewed the Company's impairment policy and assessed the adequacy of its impairment charge on investments outstanding at the year end. Based on procedures above, found the Company's impairment, valuation and classification of investments in its financial statements in all material respects to be fair.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Migration of databases used by erstwhile Bharti Axa General Insurance Limited's insurance business ("Insurance Undertaking") with the ICICI Lombard General Insurance Company Limited	
During the year the Company formulated a plan and started migrating the historical and as well currently active, Policy, claims and other relevant electronic data as part of the integration of the Insurance Undertaking. Data Migration involves carefully planning the cutover and data movement strategy, controls to ensure accuracy, completeness, system of validation and a process for handling errors in Data Migration. Data Migration is crucial to ensuring integrity and accuracy of the data flowing into financial accounting system that generates the Financial Statements of the Company. Being a one-time activity carrying an important audit risk which required appropriate response as critical part of audit strategy.	Audit procedures included following; ➢ Obtained understanding of internally approved migration strategy and timelines, which also includes business criteria for identifying data that needs to be migrated ➢ Obtained understanding of controls designed and implemented as part of migration strategy at various stages of migration and evaluated their adequacy. ➢ Test the checked the operating effectiveness of the designed controls ➢ Enquired and reviewed the process of error handling including their ultimate resolution Designed and executed few audit tests to validate accuracy and completeness of the Migrated data Results of tests has provided audit evidence which have used to draw conclusions including our reporting.

Information Other than the Consolidated Financial Statements and Auditor's Report Thereon

6. The Holding Company's Board of Directors are responsible for the other information. The other information comprises the information included in the Annual Report but does not include the consolidated financial statements and our auditor's report thereon. The Annual Report is expected to be made available to us after that date of this auditor's report.

    Our opinion on the Consolidated Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon.

    In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

    When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

7. The Holding Company's Board of Directors are responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including its associates in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act read with the Companies (Accounting Standard) Rules, 2021, provisions of Section 29 of the Banking Regulation Act, 1949 and circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time ('RBI Guidelines'). The respective Board of Directors of the Holding Company and the subsidiary companies included in the Group and of its associate companies are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI guidelines for safeguarding of the assets of the Group and of its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Management and Directors of the Bank, as aforesaid.

8. In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associates are responsible for assessing the ability of the respective companies included in the Group and of its associates to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the companies included in the Group and its associates or to cease operations, or has no realistic alternative but to do so.

9. The respective Board of Directors of the companies included in the Group and of its associates are also responsible for overseeing the financial reporting process of the subsidiary companies included in the Group and of its associates.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

10. Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

11. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

    *   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

    *   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to consolidated financial statements in place and the operating effectiveness of such controls;

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management;

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern;

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group and its associates to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

12. We communicate with those charged with governance of the Bank and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

13. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

14. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

15. The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their audit report dated 20 April 2023 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2023 is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company'. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

16. The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their audit report dated 18 April 2023, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company'. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

17. We did not audit the financial Statement of fifteen subsidiaries, whose financial statements reflect total assets of ₹ 3,44,94,39,942(in '000s) (before consolidation adjustments) as at 31 March 2023, total revenue of ₹ 58,35,04,685 (in '000s) (before consolidation adjustments), total net profit after tax of ₹ 4,06,07,417 (in '000s) (before consolidation adjustments) and total net cash flows of ₹ 2,19,71,269 (in '000s) respectively for the year ended 31 March 2023, which have been audited by their respective independent auditors. The consolidated financial Statement includes the Group's share of net profit of ₹ 98,63,014 (in '000s) (before consolidation adjustments) for year ended 31 March 2023 in respect of four associates whose financial statements have not been audited by us. These financial statements have been audited by other auditors whose reports have been furnished to us by the management and our opinion on the Consolidated Financial Statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of section 143(3) of the Act, in so far as it relates to the aforesaid subsidiaries and associates, is based solely on the reports of the other auditors. Further, of these subsidiaries, two subsidiaries are located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country and which have been audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our audit report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the report of other auditors. According to the information and explanations given to us by the management, the financial statements of these subsidiaries are not material to the Group. Our opinion is not modified in respect of these matters.

18. We did not audit the financial Statement of one subsidiary, whose financial statements reflect total assets of ₹ 36,34,64,682 (in '000s) (before consolidation adjustments), total revenue of ₹ 1,40,60,301 (in '000s) (before consolidation adjustments), total net profit after tax of ₹ 28,18,931 (in '000s) (before consolidation adjustments) and total net cashflows of ₹ 31,01,992 (in '000s) for the year ended 31 March 2023. Further, this subsidiary is located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country. The Statement also includes the Group's share of net profit of ₹ 1,19,062 (in '000s) (before consolidation adjustments) for the year ended 31 March 2023 respectively in respect of four associates whose financial statements have not been audited. These financial statements / financial information are unaudited and have been furnished to us by the management and our opinion on the Consolidated Financial Statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates and our report in terms of section 143(3) of the Act in so far as it relates to the aforesaid subsidiaries and associates, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements / financial information are not material to the Group. Our opinion is not modified in respect of these matters.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

19. Our opinion on the Consolidated Financial Statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the management.

Report on Other Legal and Regulatory Requirements

20. The Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of section 29 of the Banking Regulation Act, 1949 and section 133 of the Act and the relevant rules issued thereunder.

21. In our opinion and according to the information and explanation given to us and based on reports of the statutory auditors of such subsidiary companies and associates companies incorporated in India which were not audited by us, the remuneration paid during the current year by the subsidiaries and associate companies incorporated in India to its directors is in accordance with the provisions of and the limits laid down under section 197 read with Schedule V of the Act. Further, for four associates, as referred to in paragraph 18 above, whose financial statements/information have not been audited, in absence of reporting of such entities with respect to compliance of the provisions of section 197 read with Schedule V of the Act during the year ended 31 March 2023, we are unable to comment on such compliance for the said entities as required to be reported by us under section 197(16) of the Act. Further, since the Holding Company is a banking company, as defined under Banking Regulation Act, 1949, the reporting under section 197(16) in relation to whether the remuneration paid by the Bank is in accordance with the provisions of section 197 of the Act and whether any excess remuneration has been paid in accordance with the aforesaid section, is not applicable.

22. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditor on separate financial statements and the other financial information of the the subsidiaries and associates we report, to the extent applicable, that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

    b. In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

    c. The Consolidated Balance Sheet, the Consolidated Profit and Loss Account, and the Consolidated Cash Flow Statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

    d. In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act read with relevant rules issued thereunder, to the extent they are not inconsistent with the guidelines prescribed by RBI.

    e. On the basis of the written representations received from the directors of the Bank as on 31 March 2023 taken on record by the Board of Directors of the Bank and the reports of the statutory auditors of its subsidiary companies and associate companies incorporated in India, none of the directors of the Group companies and its associate companies incorporated in India are disqualified as on 31 March 2023 from being appointed as a director in terms of Section 164 (2) of the Act.

    f. With respect to the adequacy of internal financial controls with reference to consolidated financial statements of the Group and its associates and the operating effectiveness of such controls, refer to our separate report in "Annexure A".

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

g. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014 as amended, in our opinion and to the best of our information and according to the explanations given to us based on our audit and on the consideration of report of the other auditor on separate financial statements of such subsidiaries and associates as noted in the 'Other Matters' paragraph:

i.   The consolidated financial statements disclose the impact of pending litigations as at 31 March 2023 on the consolidated financial position of the Group and its associates. (Refer Schedule 12, Schedule 17(10) and Schedule 18(6) to the consolidated financial statements)

ii. Provision has been made in the consolidated financial statements as at 31 March 2023, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – (Refer Schedule 17(10) and Schedule 18(6) to the consolidated financial statements), in respect of such items as it relates to the Group and its associates and the Group's share of net profit in respect of its associates.

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank and its subsidiary companies, associate companies incorporated in India.

iv. (1) The respective Managements of the Bank, subsidiaries and its associates which are companies incorporated in India whose financial statements have been audited under the Act have represented to us, and the other auditors of such subsidiaries and associates respectively that, to the best of their knowledge and belief, as disclosed in schedule 18(16) to the consolidated financial statements, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiaries and associates to or in any other person(s) or entity(ies), including foreign entities ('Intermediaries'), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiaries and associates ('Ultimate Beneficiaries') or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(2) The respective Managements of the Bank, its subsidiaries and associate which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries and associates respectively that, as disclosed in schedule 18(16) to the consolidated financial statements, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries and associates from any person(s) or entity(ies), including foreign entities ('Funding Parties'), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiaries and associates shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ('Ultimate Beneficiaries') or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(3) Based on the audit procedures, that which we have has been considered reasonable and appropriate in the circumstances, performed by us and those performed by the auditors of the subsidiaries and associates which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (1) and (2) of Rule 11(e) contain any material misstatement.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

v. In our opinion and according to the information and explanations given to us, the dividend declared and / or paid during the year the Group is in compliance with Section 123 of the Act.

vi. As the proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 (as amended), which provides for the accounting software used by the Group and its associate companies for maintaining their books of account to have the feature for recording of audit trail (edit log) facility and related matters, is applicable for the Group and its associate companies only with effect from financial year beginning 01 April 2023, the reporting under clause (g) of Rule 11 is currently not applicable.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration No.105047W

For KKC & Associates LLP
Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105146W/W100621

Tushar Kurani
Partner
Membership Number.: 118580
UDIN: 23118580BGXROZ3409

Gautam Shah
Partner
Membership Number.: 117348
UDIN: 23117348BGSZHP2495

Place: Mumbai
Date: 22 April 2023

Place: Mumbai
Date: 22 April 2023

Annexure A to the Independent Auditors' Report on the Consolidated Financial Statements Of ICICI Bank Limited for the year ended 31 March 2023

(Referred to in paragraph "22f" under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

Report on the Internal Financial Controls with reference to the aforesaid Consolidated Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

Opinion

1. In conjunction with our audit of the consolidated financial statements of the Bank as of and for the year ended 31 March 2023, we have audited the internal financial controls with reference to consolidated financial statements of ICICI Bank Limited ("the Holding Company") and its subsidiary companies and its associate companies, which are companies incorporated in India, as of that date.

2. In our opinion, and based on the consideration of the reports of the other auditors on internal financial controls with reference to the consolidated financial statements, to the best of our information and according to the explanations given to us, the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at 31 March 2023, based on the internal control with reference to consolidated financial statements criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("the ICAI").

Responsibilities of Management and Those Charged with Governance for Internal Financial Controls

3. The respective Board of Directors of the Holding Company, its subsidiary companies and its associate companies, to whom reporting under clause (i) of sub-section 143 of the Act in respect of adequacy of the internal control with reference to financial statements is applicable, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control with reference to consolidated financial statements criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting ('the Guidance Note') issued by the ICAI. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility for the Audit of the Internal Financial Controls with Reference to Consolidated Financial Statements

4. Our responsibility is to express an opinion on the internal financial controls with reference to consolidated financial statements of the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements were established and maintained and if such controls operated effectively in all material respects.

5. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of such internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the

Annexure A *(Contd.)*

assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

6.   We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements of the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with Reference to the Consolidated Financial Statements

7.   A Bank's internal financial control with reference to the consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Bank's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations of Internal Financial Controls with Reference to the Consolidated Financial Statements

8.   Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Matters

9.   The auditors of ICICI Prudential Life Insurance Company Limited have reported, 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2023 has been certified by the Appointed Actuary as per the IRDA Financial Statements Regulations, and has been relied upon by us, as mentioned in "Other Matters" of our audit report on the standalone financial statements for the year ended 31 March 2023. Accordingly, our opinion on the internal financial controls with reference to standalone financial statements does not include reporting on the design and operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation'.

10. The auditors of ICICI Lombard General Insurance Company Limited have reported, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

The said actuarial valuations of liabilities for outstanding claims reserves and the PDR have been relied upon by them as mentioned in "Other Matters" paragraph in our Audit Report on the financial statements for the year ended 31 March 2023. Accordingly, our opinion on the internal financial controls with reference to financial reporting

Annexure A *(Contd.)*

does not include reporting on the adequacy and operating effectiveness of the internal financial controls over the valuation and accuracy of the aforesaid actuarial liabilities'.

11. Our report on the adequacy and operating effectiveness of the internal financial controls with reference to financial statements for the Holding Company, its subsidiary companies, and its associate companies, as aforesaid, under Section 143(3)(i) of the Act in so far as it relates to such subsidiary companies, and associate company, is based solely on the reports of the auditors of such companies. Our opinion is not modified in respect of the matters with respect to our reliance on the work done by and on the reports of the other auditors.

12. Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls system with reference to the Consolidated Financial Statements in so far as it relates to ten subsidiary companies and two associate company, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries and associates incorporated in India.

For M S K A & Associates	**For KKC & Associates LLP**
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	**(Formerly Khimji Kunverji & Co LLP)**
	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	**Gautam Shah**
Partner	Partner
Membership Number.: 118580	Membership Number.: 117348
UDIN: 23118580BGXROZ3409	UDIN: 23117348BGSZHP2495
Place: Mumbai	Place: Mumbai
Date: 22 April 2023	Date: 22 April 2023

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED BALANCE SHEET

at March 31, 2023

₹ in '000s

	Schedule	At 31.03.2023	At 31.03.2022
CAPITAL AND LIABILITIES			
Capital	1	**13,967,750**	13,899,662
Employees stock options outstanding	1A	**7,608,859**	2,664,141
Reserves and surplus	2	**2,123,401,284**	1,803,961,070
Minority interest	2A	**66,867,526**	59,808,935
Deposits	3	**12,108,321,521**	10,913,657,932
Borrowings	4	**1,890,618,073**	1,616,026,828
Liabilities on policies in force		**2,388,673,665**	2,288,271,963
Other liabilities and provisions	5	**985,446,292**	828,083,306
TOTAL CAPITAL AND LIABILITIES		**19,584,904,970**	**17,526,373,837**
ASSETS			
Cash and balances with Reserve Bank of India	6	**686,489,413**	1,096,307,069
Balances with banks and money at call and short notice	7	**678,075,515**	734,952,763
Investments	8	**6,395,519,671**	5,670,977,180
Advances	9	**10,838,663,147**	9,203,081,390
Fixed assets	10	**109,690,036**	106,054,107
Other assets	11	**875,453,870**	713,988,010
Goodwill on consolidation		**1,013,318**	1,013,318
TOTAL ASSETS		**19,584,904,970**	**17,526,373,837**
Contingent liabilities	12	**50,359,511,032**	45,523,411,167
Bills for collection		**864,576,684**	752,325,958
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our Report of even date.

For **M S K A & Associates**
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For **KKC & Associates LLP**
Chartered Accountants
ICAI Firm Registration no.: 105146W/W100621

Gautam Shah
Partner
Membership no.: 117348

Mumbai
April 22, 2023

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Anup Bagchi
Executive Director
DIN-00105962

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2023

₹ in '000s

	Schedule	Year ended 31.03.2023	Year ended 31.03.2022
I. INCOME			
Interest earned	13	**1,210,668,098**	954,068,654
Other income	14	**651,119,912**	621,294,514
TOTAL INCOME		**1,861,788,010**	**1,575,363,168**
II. EXPENDITURE			
Interest expended	15	**505,433,879**	411,666,711
Operating expenses	16	**824,390,232**	731,517,275
Provisions and contingencies (refer note 18.6)		**187,333,629**	174,340,856
TOTAL EXPENDITURE		**1,517,157,740**	**1,317,524,842**
III. PROFIT/(LOSS)			
Net profit for the year (before share in profit of associates and minority interest)		**344,630,270**	257,838,326
Add: Share of profit in associates		**9,982,876**	7,544,279
Net profit for the year before minority interest		**354,613,146**	265,382,605
Less: Minority interest		**14,246,738**	14,281,645
Net profit after minority interest		**340,366,408**	251,100,960
Profit brought forward		**508,988,514**	385,155,990
TOTAL PROFIT/(LOSS)		**849,354,922**	**636,256,950**
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**79,742,000**	58,349,000
Transfer to/(from) Reserve Fund		**-**	-
Transfer to Capital Reserve		**878,200**	15,742,037
Transfer to Capital Redemption Reserve		**-**	-
Transfer to/(from) Investment Reserve Account		**-**	-
Transfer to/(from) Investment Fluctuation Reserve		**1,043,810**	3,828,798
Transfer to Special Reserve		**26,254,000**	15,328,500
Transfer to/(from) Revenue and other reserves		**50,255,680**	657,420
Dividend paid during the year		**34,794,463**	13,852,335
Balance carried over to balance sheet		**656,386,769**	528,498,860
TOTAL		**849,354,922**	**636,256,950**
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share (refer note 18.1)			
Basic (₹)		**48.86**	36.21
Diluted (₹)		**47.84**	35.44
Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

As per our Report of even date.   For and on behalf of the Board of Directors

For **M S K A & Associates**
Chartered Accountants
ICAI Firm Registration no.:
105047W

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Tushar Kurani
Partner
Membership no.: 118580

Anup Bagchi
Executive Director
DIN-00105962

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

For **KKC & Associates LLP**
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

Gautam Shah
Partner
Membership no.: 117348

Mumbai
April 22, 2023

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT
for the year ended March 31, 2023

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		458,300,782	335,675,367
Adjustments for:			
Depreciation and amortisation		16,455,886	14,794,572
Net (appreciation)/depreciation on investments		27,053,455	18,320,870
Provision in respect of non-performing and other assets		(3,653,501)	63,775,215
General provision for standard assets		4,898,941	4,065,438
Provision for contingencies & others		54,236,861	16,513,472
(Profit)/loss on sale of fixed assets		(542,579)	(56,635)
Employees stock options expense		5,180,508	2,669,253
	(i)	561,930,353	455,757,552
Adjustments for:			
(Increase)/decrease in investments		(158,286,285)	(166,685,392)
(Increase)/decrease in advances		(1,638,931,648)	(1,349,047,011)
Increase/(decrease) in deposits		1,194,663,589	1,314,257,752
(Increase)/decrease in other assets		(166,076,201)	46,655,269
Increase/(decrease) in other liabilities and provisions		277,742,529	329,993,864
	(ii)	(490,888,016)	175,174,482
Refund/(payment) of direct taxes	(iii)	(108,754,258)	(49,817,733)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(37,711,921)	581,114,301
Cash flow from/(used in) investing activities			
Purchase of fixed assets		(24,676,808)	(18,599,746)
Proceeds from sale of fixed assets		2,874,176	1,174,397
(Purchase)/sale of held to maturity securities		(658,250,590)	(375,789,070)
Net cash flow from/(used in) investing activities	(B)	(680,053,222)	(393,214,419)
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		9,420,691	7,979,764
Proceeds from long-term borrowings		417,361,966	356,976,668
Repayment of long-term borrowings		(268,917,978)	(346,030,278)
Net proceeds/(repayment) of short-term borrowings		124,836,960	169,436,188
Dividend paid		(34,794,463)	(13,852,335)
Net cash flow from/(used in) financing activities	(C)	247,907,176	174,510,007
Effect of exchange fluctuation on translation reserve	(D)	3,163,063	(1,268,443)
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(466,694,904)	361,141,446
Cash and cash equivalents at beginning of the year		1,831,259,832	1,470,118,386
Cash and cash equivalents at end of the year		1,364,564,928	1,831,259,832

1. Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

As per our Report of even date.   For and on behalf of the Board of Directors

For **M S K A & Associates** Chartered Accountants ICAI Firm Registration no.: 105047W	**Girish Chandra Chaturvedi** Chairman DIN-00110996	**Uday M. Chitale** Director DIN-00043268	**Sandeep Bakhshi** Managing Director & CEO DIN-00109206
Tushar Kurani Partner Membership no.: 118580	**Anup Bagchi** Executive Director DIN-00105962	**Rakesh Jha** Executive Director DIN-00042075	**Sandeep Batra** Executive Director DIN-03620913
For **KKC & Associates LLP** Chartered Accountants ICAI Firm Registration no.: 105146W/W100621	**Anindya Banerjee** Group Chief Financial Officer	**Prachiti Lalingkar** Company Secretary	**Rajendra Khandelwal** Chief Accountant
Gautam Shah Partner Membership no.: 117348			

Mumbai
April 22, 2023

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Balance Sheet

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2022: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	25,000,000
Equity share capital		
Issued, subscribed and paid-up capital		
6,948,771,375 equity shares of ₹ 2 each (March 31, 2022: 6,915,992,387 equity shares)	**13,897,543**	13,831,985
Add: 34,044,356 equity shares of ₹ 2 each (March 31, 2022: 32,778,988 equity shares) issued during the year	**68,088**	65,558
	13,965,631	**13,897,543**
Add: Forfeited equity shares[1]	**2,119**	2,119
TOTAL CAPITAL	**13,967,750**	**13,899,662**

1. On account of forfeiture of 266,089 equity shares of ₹ 10 each.

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS OUTSTANDING		
Opening balance	**2,664,141**	31,010
Additions during the year[1]	**5,172,383**	2,642,190
Deductions during the year[2]	**(227,665)**	(9,059)
Closing balance	**7,608,859**	**2,664,141**

1. Represents cost of stock options amortised over the vesting period recognised during the year.
2. Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options during the year.

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 2 - RESERVES AND SURPLUS		
I. **Statutory reserve**		
Opening balance	**356,036,519**	297,687,519
Additions during the year	**79,742,000**	58,349,000
Deductions during the year	**-**	-
Closing balance	**435,778,519**	**356,036,519**
II. **Special Reserve**		
Opening balance	**133,978,000**	118,649,500
Additions during the year	**26,254,000**	15,328,500
Deductions during the year	**-**	-
Closing balance	**160,232,000**	**133,978,000**
III. **Securities premium**		
Opening balance	**497,645,058**	489,694,731
Additions during the year[1]	**9,584,456**	7,950,327
Deductions during the year	**-**	-
Closing balance	**507,229,514**	**497,645,058**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
IV. Investment reserve account		
Opening balance	-	-
Additions during the year	-	-
Deductions during the year	-	-
Closing balance	-	-
V. Investment fluctuation reserve[2]		
Opening balance	20,714,999	16,886,201
Additions during the year	1,043,810	3,828,798
Deductions during the year	-	-
Closing balance	21,758,809	20,714,999
VI. Unrealised investment reserve[3]		
Opening balance	(358,641)	(56,658)
Additions during the year	3,620	-
Deductions during the year	(874)	(301,983)
Closing balance	(355,895)	(358,641)
VII. Capital reserve		
Opening balance	149,784,353	134,042,316
Additions during the year[4,5]	878,200	15,742,037
Deductions during the year	-	-
Closing balance[6]	150,662,553	149,784,353
VIII. Capital redemption reserve		
Opening balance	3,500,000	3,500,000
Additions during the year	-	-
Deductions during the year	-	-
Closing balance	3,500,000	3,500,000
IX. Foreign currency translation reserve		
Opening balance	12,431,431	13,699,874
Additions during the year	3,163,063	599,449
Deductions during the year	-	(1,867,892)
Closing balance	15,594,494	12,431,431
X. Revaluation reserve		
Opening balance	32,284,975	31,252,824
Additions during the year[7]	839,517	1,742,847
Deductions during the year[8]	(2,206,076)	(710,696)
Closing balance	30,918,416	32,284,975
XI. Revenue and other reserves		
Opening balance	88,955,862	71,497,594
Additions during the year[9]	52,795,238	20,297,813
Deductions during the year[9]	(54,995)	(2,839,545)
Closing balance[10]	141,696,105	88,955,862
XII. Balance in profit and loss account[5]	656,386,769	528,498,860
Deductions during the year[11]	-	(19,510,346)
Balance in profit and loss account	656,386,769	508,988,514
TOTAL RESERVES AND SURPLUS	2,123,401,284	1,803,961,070

1. Includes ₹ 9,576.3 million (March 31, 2022: ₹ 7,923.3 million) on exercise of employee stock options.

2. Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

3. *Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.*

4. *Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.*

5. *The Bank had shifted certain securities from held-to-maturity category to available-for-sale category on May 3, 2017. RBI through its order dated May 3, 2021 has directed the Bank to appropriate the net profit made on sale of these investments during FY2018 to Capital Reserve. Accordingly, an amount of ₹ 15,091.1 million was transferred by the Bank from Balance in Profit and Loss account to Capital Reserve during FY2022.*

6. *Includes capital reserve on consolidation amounting to ₹ 79.1 million (March 31, 2022: ₹ 79.1 million).*

7. *Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.*

8. *Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.*

9. *Includes ₹ 1,482.1 million towards addition in fair value change account (March 31, 2022: reduction amounting to ₹ 2,471.4 million) of ICICI Prudential Life Insurance Company Limited.*

10. *Includes unrealised profit/(loss), net of tax, of ₹ 161.5 million (March 31, 2022: ₹ 206.4 million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.*

11. *Represents reduction due to discontinuation of ICICI Lombard General Insurance Company Limited from consolidation during FY2022.*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	**59,808,935**	95,883,393
Subsequent increase/(decrease) during the year[1]	**7,058,591**	(36,074,458)
CLOSING MINORITY INTEREST	**66,867,526**	**59,808,935**

1. FY2022 includes deduction of minority interest of ₹ 39,052.5 million relating to ICICI Lombard General Insurance Company Limited subsequent to ICICI Lombard General Insurance Company Limited being ceased to be a subsidiary.

₹ in '000s

			At 31.03.2023	At 31.03.2022
SCHEDULE 3 - DEPOSITS				
A.	**I.**	Demand deposits		
		i) From banks	**49,978,962**	79,321,836
		ii) From others	**1,608,349,299**	1,554,865,124
	II.	Savings bank deposits	**3,848,298,564**	3,670,305,566
	III.	Term deposits		
		i) From banks	**113,475,314**	71,532,495
		ii) From others	**6,488,219,382**	5,537,632,911
TOTAL DEPOSITS			**12,108,321,521**	**10,913,657,932**
B.	**I.**	Deposits of branches in India	**11,638,079,242**	10,527,203,264
	II.	Deposits of branches/subsidiaries outside India	**470,242,279**	386,454,668
TOTAL DEPOSITS			**12,108,321,521**	**10,913,657,932**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 4 - BORROWINGS		
I. **Borrowings in India**		
i) Reserve Bank of India[1]	**18,899,200**	-
ii) Other banks	**71,911,178**	50,892,853
iii) Financial institutions[2]	**608,942,331**	323,264,820
iv) Borrowings in the form of		
a) Deposits	**36,624,470**	31,004,597
b) Commercial paper	**98,022,849**	90,353,072
c) Bonds and debentures (excluding subordinated debt)	**506,782,072**	430,564,188
v) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**51,400,000**	66,950,000
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**53,206,653**	93,504,927
TOTAL BORROWINGS IN INDIA	**1,445,788,753**	**1,086,534,457**
II. **Borrowings outside India**		
i) Capital instruments		
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**5,962,274**	5,529,406
ii) Bonds and notes	**133,419,412**	181,504,693
iii) Other borrowings	**305,447,634**	342,458,272
TOTAL BORROWINGS OUTSIDE INDIA	**444,829,320**	**529,492,371**
TOTAL BORROWINGS	**1,890,618,073**	**1,616,026,828**

1. *Represents borrowings made under Liquidity Adjustment Facility (LAF) and Standing Liquidity Facility (SLF).*
2. *Includes borrowings made by the Group under repo and refinance.*
3. *Secured borrowings in I and II above amounting to ₹ 239,969.1 million (March 31, 2022: ₹ 232,515.3 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**136,037,076**	130,686,122
II. Inter-office adjustments (net)	**3,228,016**	4,418,106
III. Interest accrued	**33,390,137**	27,524,211
IV. Sundry creditors	**242,830,603**	206,506,321
V. General provision for standard assets	**49,946,771**	44,586,271
VI. Unrealised loss on foreign exchange and derivative contracts	**183,764,747**	112,918,929
VII. Others (including provisions)[1]	**336,248,942**	301,443,346
TOTAL OTHER LIABILITIES AND PROVISIONS	**985,446,292**	**828,083,306**

1. *Includes contingency provision of the Bank amounting to ₹ 131,000.0 million (March 31, 2022: ₹ 74,500.0 million) and specific provision for standard loans amounting to ₹ 14,946.9 million (March 31, 2022: ₹ 30,203.0 million) by the Bank.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2023	At 31.03.2022
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA			
I.	Cash in hand (including foreign currency notes)	**86,812,982**	72,274,785
II.	Balances with Reserve Bank of India		
	(a) in current account	**480,256,431**	530,012,284
	(b) in other accounts[1]	**119,420,000**	494,020,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA		**686,489,413**	**1,096,307,069**

1. *Represents lending under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).*

₹ in '000s

			At 31.03.2023	At 31.03.2022
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE				
I.	**In India**			
	i)	Balances with banks		
		a) In current accounts	**3,103,280**	2,150,158
		b) In other deposit accounts	**107,287,660**	58,739,519
	ii)	Money at call and short notice		
		a) With banks	**8,217,000**	-
		b) With other institutions[1]	**59,652,392**	58,284,515
TOTAL			**178,260,332**	**119,174,192**
II.	**Outside India**			
	i)	In current accounts	**310,635,743**	332,048,410
	ii)	In other deposit accounts	**26,782,094**	179,630,804
	iii)	Money at call and short notice	**162,397,346**	104,099,357
TOTAL			**499,815,183**	**615,778,571**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE			**678,075,515**	**734,952,763**

1. *Includes lending under reverse repo.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 8 - INVESTMENTS		
I. **Investments in India [net of provisions]**		
i) Government securities	**3,960,623,208**	3,255,021,732
ii) Other approved securities	**-**	-
iii) Shares (includes equity and preference shares)	**127,225,123**	131,221,761
iv) Debentures and bonds (including commercial paper and certificate of deposits)	**526,539,870**	415,992,085
v) Assets held to cover linked liabilities of life insurance business[1]	**1,440,580,565**	1,508,663,020
vi) Cost of equity investment in associates[2]	**20,040,640**	20,040,640
vii) Others (mutual fund units, pass through certificates, security receipts and other related investments)[3]	**172,557,780**	134,270,515
TOTAL INVESTMENTS IN INDIA	**6,247,567,186**	**5,465,209,753**
II. **Investments outside India [net of provisions]**		
i) Government securities	**89,972,472**	152,078,246
ii) Others (equity shares, bonds and certificate of deposits)	**57,980,013**	53,689,181
TOTAL INVESTMENTS OUTSIDE INDIA	**147,952,485**	**205,767,427**
TOTAL INVESTMENTS	**6,395,519,671**	**5,670,977,180**
A. **Investments in India**		
Gross value of investments[1]	**6,275,011,504**	5,486,621,394
Less: Aggregate of provision/depreciation/(appreciation)	**27,444,318**	21,411,641
Net investments	**6,247,567,186**	**5,465,209,753**
B. **Investments outside India**		
Gross value of investments	**153,368,477**	208,954,192
Less: Aggregate of provision/depreciation/(appreciation)	**5,415,992**	3,186,765
Net investments	**147,952,485**	**205,767,427**
TOTAL INVESTMENTS	**6,395,519,671**	**5,670,977,180**

1. *Includes net appreciation amounting to ₹ 169,588.6 million (March 31, 2022: ₹ 244,271.4 million) on investments held to cover linked liabilities of life insurance business.*

2. *Includes goodwill on consolidation of associates amounting to ₹ 221.9 million (March 31, 2022: ₹ 221.9 million).*

3. *Includes share in networth of associates as per equity method as prescibed by AS 23.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2023	At 31.03.2022
SCHEDULE 9 - ADVANCES [net of provisions]				
A.	i)	Bills purchased and discounted[1]	**497,557,667**	482,956,949
	ii)	Cash credits, overdrafts and loans repayable on demand	**2,866,747,206**	2,342,314,744
	iii)	Term loans	**7,474,358,274**	6,377,809,697
TOTAL ADVANCES			**10,838,663,147**	**9,203,081,390**
B.	i)	Secured by tangible assets (includes advances against book debts)	**7,713,019,424**	6,701,716,660
	ii)	Covered by bank/government guarantees	**159,202,710**	185,673,079
	iii)	Unsecured	**2,966,441,013**	2,315,691,651
TOTAL ADVANCES			**10,838,663,147**	**9,203,081,390**
C.	**I.**	**Advances in India**		
	i)	Priority sector	**2,807,812,582**	2,491,680,887
	ii)	Public sector	**516,152,443**	483,782,406
	iii)	Banks	**7,698,171**	432,346
	iv)	Others	**6,769,499,593**	5,417,164,764
TOTAL ADVANCES IN INDIA			**10,101,162,789**	**8,393,060,403**
	II.	**Advances outside India**		
	i)	Due from banks	**8,076,480**	7,165,905
	ii)	Due from others		
		a) Bills purchased and discounted	**152,553,948**	175,464,049
		b) Syndicated and term loans	**245,267,859**	235,061,192
		c) Others	**331,602,071**	392,329,841
TOTAL ADVANCES OUTSIDE INDIA			**737,500,358**	**810,020,987**
TOTAL ADVANCES			**10,838,663,147**	**9,203,081,390**

1. Net of bills re-discounted amounting to ₹ 10,000.0 million (March 31, 2022: Nil).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2023	At 31.03.2022
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
Gross block		
At cost at March 31 of preceding year	94,345,827	95,782,081
Additions during the year[1]	2,793,216	3,334,955
Deductions during the year	(2,798,606)	(4,771,209)
Closing balance	94,340,437	94,345,827
Depreciation		
At March 31 of preceding year	23,514,011	21,854,971
Charge during the year[2]	2,486,973	2,375,067
Deductions during the year	(455,659)	(716,027)
Total depreciation	25,545,325	23,514,011
Net block[3]	68,795,112	70,831,816
II. Other fixed assets (including furniture and fixtures)		
Gross block		
At cost at March 31 of preceding year	98,784,940	97,137,491
Additions during the year	18,437,437	15,252,194
Deductions during the year	(6,219,745)	(13,604,745)
Closing balance	111,002,632	98,784,940
Depreciation		
At March 31 of preceding year	66,817,309	66,259,069
Charge during the year	12,459,081	10,737,093
Deductions during the year	(6,101,926)	(10,178,853)
Total depreciation	73,174,464	66,817,309
Net block	37,828,168	31,967,631
III. Lease assets		
Gross block		
At cost at March 31 of preceding year	17,890,746	17,735,221
Additions during the year	11,660	155,525
Deductions during the year	-	-
Closing balance[4]	17,902,406	17,890,746
Depreciation		
At March 31 of preceding year	14,636,086	14,448,172
Charge during the year	199,564	187,914
Deductions during the year	-	-
Total depreciation, accumulated lease adjustment and provisions	14,835,650	14,636,086
Net block	3,066,756	3,254,660
TOTAL FIXED ASSETS	109,690,036	106,054,107

1. *Includes net revaluation gain amounting to ₹ 811.7 million (March 31, 2022: ₹ 1,742.8 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.*
2. *Including depreciation charge on account of revaluation of ₹ 755.2 million for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 703.1 million).*
3. *Includes assets amounting to ₹ 428.8 million of the Bank (March 31, 2022: ₹ 558.5 million) which are held for sale.*
4. *Includes assets taken on lease by the Bank amounting to ₹ 1,187.8 million (March 31, 2022: ₹ 1,176.1 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2023	At 31.03.2022
SCHEDULE 11 - OTHER ASSETS			
I.	Inter-office adjustments (net)	**-**	-
II.	Interest accrued	**151,100,647**	108,389,915
III.	Tax paid in advance/tax deducted at source (net)	**20,372,701**	26,241,723
IV.	Stationery and stamps	**379,124**	337,907
V.	Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI.	Advance for capital assets	**9,009,963**	4,460,876
VII.	Deposits	**54,892,587**	40,100,556
VIII.	Deferred tax asset (net) (refer note 18.9)	**76,194,441**	79,484,847
IX.	Deposits in Rural Infrastructure and Development Fund	**216,216,187**	264,194,161
X.	Unrealised gain on foreign exchange and derivative contracts	**178,022,993**	105,347,160
XI.	Others	**169,265,227**	85,430,865
	TOTAL OTHER ASSETS	**875,453,870**	**713,988,010**

1. No assets were sold by the Bank during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 563.6 million).
2. Net of provision held by the Bank amounting to ₹ 29,011.8 million (March 31, 2022: ₹ 29,011.8 million).

₹ in '000s

		At 31.03.2023	At 31.03.2022
SCHEDULE 12 - CONTINGENT LIABILITIES			
I.	Claims against the Group not acknowledged as debts	**88,006,837**	89,527,688
II.	Liability for partly paid investments	**4,790,087**	7,009,157
III.	Liability on account of outstanding forward exchange contracts[1]	**15,492,543,076**	10,757,369,659
IV.	Guarantees given on behalf of constituents		
	a) In India	**1,102,115,003**	877,490,076
	b) Outside India	**134,004,861**	158,594,796
V.	Acceptances, endorsements and other obligations	**435,202,811**	458,778,736
VI.	Currency swaps[1]	**570,626,929**	502,108,785
VII.	Interest rate swaps, currency options and interest rate futures[1]	**32,435,271,591**	32,634,035,960
VIII.	Other items for which the Group is contingently liable	**96,949,837**	38,496,310
	TOTAL CONTINGENT LIABILITIES	**50,359,511,032**	**45,523,411,167**

1. Represents notional amount.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Profit and Loss Account

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 13 - INTEREST EARNED			
I.	Interest/discount on advances/bills	**879,292,351**	668,865,377
II.	Income on investments (including dividend)	**279,050,297**	219,906,420
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	**23,054,570**	18,195,960
IV.	Others[1,2]	**29,270,880**	47,100,897
TOTAL INTEREST EARNED		**1,210,668,098**	**954,068,654**

1. Includes interest on income tax refunds amounting to ₹ 1,203.2 million (March 31, 2022: ₹ 2,434.3 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 14 - OTHER INCOME			
I.	Commission, exchange and brokerage	**196,484,672**	172,883,870
II.	Profit/(loss) on sale of investments (net)	**12,730,117**	23,145,295
III.	Profit/(loss) on revaluation of investments (net)	**(1,317,590)**	1,981,586
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	**542,579**	56,635
V.	Profit/(loss) on exchange/derivative transactions (net)	**30,509,008**	29,933,143
VI.	Premium and other operating income from insurance business	**411,367,848**	389,595,741
VII.	Miscellaneous income (including lease income)	**803,278**	3,698,244
TOTAL OTHER INCOME		**651,119,912**	**621,294,514**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 15 - INTEREST EXPENDED			
I.	Interest on deposits	**394,765,407**	336,132,833
II.	Interest on Reserve Bank of India/inter-bank borrowings	**13,380,975**	4,402,009
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	**97,287,497**	71,131,869
TOTAL INTEREST EXPENDED		**505,433,879**	**411,666,711**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2023	Year ended 31.03.2022
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees	**152,341,687**	123,416,025
II.	Rent, taxes and lighting[1]	**15,846,567**	14,085,917
III.	Printing and stationery	**2,713,187**	2,232,877
IV.	Advertisement and publicity	**32,807,911**	23,313,796
V.	Depreciation on property	**14,946,054**	13,112,160
VI.	Depreciation (including lease equalisation) on leased assets	**199,538**	187,914
VII.	Directors' fees, allowances and expenses	**137,405**	123,496
VIII.	Auditors' fees and expenses	**248,666**	219,598
IX.	Law charges	**1,771,894**	1,707,140
X.	Postages, courier, telephones, etc.	**7,475,175**	7,092,062
XI.	Repairs and maintenance	**34,644,161**	26,994,748
XII.	Insurance	**14,788,575**	13,025,817
XIII.	Direct marketing agency expenses	**32,599,179**	25,697,664
XIV.	Claims and benefits paid pertaining to insurance business	**53,426,955**	59,037,802
XV.	Other expenses pertaining to insurance business[2]	**363,124,210**	339,724,982
XVI.	Other expenditure[3]	**97,319,068**	81,545,277
	TOTAL OPERATING EXPENSES	**824,390,232**	**731,517,275**

1. *Includes lease expense amounting to ₹ 12,512.8 million (March 31, 2022: ₹ 11,389.0 million).*

2. *Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).*

3. *Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to ₹ 15,035.2 million (March 31, 2022: ₹ 13,206.1 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries, joint ventures and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on 'Consolidated Financial Statements'. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company balances and transactions with subsidiaries and entities consolidated as per AS 21 have been eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	74.85%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management and Points of Presence	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.27%
14.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
15.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
16.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
17.	ICICI Lombard General Insurance Company Limited[3]	India	Associate	General insurance	48.02%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	42.33%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV[3]	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[3]	India	Associate	Software company	19.98%

1. ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3. These entities have been accounted as per the equity method as prescribed by AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Comm Trade Services Limited has not been consolidated under AS 21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS 23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1. Translation of foreign currency items

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches, offshore banking units, foreign subsidiaries) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/ losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b) Income on discounted instruments is recognised over the tenure of the instrument.

c) Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d) Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h) Fund management and portfolio management fees are recognised on an accrual basis.

i) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

j) All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

k) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

l)   Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

m)   Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

n)   In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

3.   Stock based compensation

The following entities within the group have granted stock options to their employees:

* ICICI Bank Limited
* ICICI Prudential Life Insurance Company Limited
* ICICI Securities Limited

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option, volatility, risk free rate and dividend yield.

The cost of stock options is recognised in the profit and loss account over the vesting period.

ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by them to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

The banking subsidiaries namely, ICICI Bank UK PLC and ICICI Bank Canada, account for the cost of the options granted to employees by ICICI Bank using the fair value method as followed by the Bank.

4.   Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act,

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

5. **Claims and benefits paid**

    In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

6. **Liability for life policies in force**

    In the case of life insurance business, the actuarial liabilities for life policies in force and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, and regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance Notes and Actuarial Practice Standards of the Institute of Actuaries of India.

7. **Actuarial method and valuation**

    In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

    The liability for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders is the higher of liability calculated using discounted cash flows and unearned premium reserves.

    The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 4.99% to 6.58% per annum (previous year – 3.67% to 6.30% per annum).

Mortality rates used are based on the published "Indian Assured Lives Mortality (2012-2014) Ult." mortality table for assurances and "Indian Individual Annuitant's Mortality Table (2012-15)" table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.90% per annum (previous year – 4.59%).

8. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

9. Employee benefits

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to recognised trusts which administer the funds on their own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

The Group contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Group to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Group has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Group recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Group.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Group provides for compensated absences based on actuarial valuation conducted by an independent actuary.

10. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

11. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

12. Investments

i)   Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation.

    a.   The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

    b.   All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Held for Trading' (HFT) on the date of purchase as per the extant RBI guidelines on investment classification and valuation. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

    c.   Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities.

    d.   Costs including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments are charged to the profit and loss account.

    e.   Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided. Non-performing investments are identified based on the RBI guidelines.

    f.   HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

    g.   AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/ Financial Benchmark India Private Limited (FBIL), periodically.

    h.   The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'AFS' and 'HFT' categories is as per the rates published by FBIL. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

    i.   Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

    j.   The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

    k.   The units of Venture Capital Funds (VCFs) are valued at the net asset value (NAV) declared by the VCF. If the latest balance sheet is not available continuously for more than 18 months, the units of VCF are valued at ₹ 1, as per RBI guidelines.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

l. At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided.

m. Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

n. Gain/loss on sale of investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to "Capital Reserve" in accordance with the RBI Guidelines.

o. The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

p. Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii) The Bank's consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii) The Bank's primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v) The Bank's overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'AFS'/'Fair Value Through Other Comprehensive Income' (FVOCI) category directly in their reserves. Further unrealised gain/loss on investment in 'HFT'/'Fair Value Through Profit and Loss' (FVTPL) category is accounted directly in the profit and loss account. Investments in 'HTM'/'amortised cost' category are carried at amortised cost.

In the case of life insurance business, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016, and various other circulars/notifications issued by the IRDAI in this context from time to time.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

vi) Valuation of investments (other than linked business) is done on the following basis:

a.   All debt securities including government securities and redeemable preference shares are considered as 'held to maturity' and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.   Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE). Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity share are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower.

c.   Mutual fund units are valued based on the previous day's net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.

The Bank's life insurance subsidiary assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. The previously impaired loss is also reversed on disposal/realisation of securities and results thereon are recognised.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 21.95% of the total investments at March 31, 2023.

13. **Provisions/write-offs on loans and other credit facilities**

i)   Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. The RBI guidelines on 'Resolution Framework for COVID-19-related Stress' provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required as per internal provisioning

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

norms and host country regulations. Provisions on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions.

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

In terms of RBI guideline, the NPAs are written-off in accordance with the Bank's policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during FY2021 under the extant RBI guidelines related to Covid-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

ii) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the Master Directions – Non Banking Financial Company – Housing Finance Companies (Reserve Bank) Directions, 2021 issued by Reserve Bank of India ('Master Direction'). Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated in the Master Direction. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of management, increased provisions are necessary. General provision on restructured loans is made as per RBI guidelines.

iii) In the case of the Bank's UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iv) The Bank's Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD), and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 5.95% of the total loans at March 31, 2023.

14. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as "Loans and Advances" and the amounts received through securitisation are recognised as "Other borrowings".

15. Fixed assets

Fixed assets, other than premises of the Bank and its housing finance subsidiary are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. The useful life of the groups of fixed assets for domestic group companies is based on past experience and expectation of usage, which for some categories of fixed assets, is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised.

In case of the Bank, assets individually costing up to ₹ 5,000/- are depreciated fully in the year of acquisition. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

16. Foreign exchange and derivative contracts

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss account except in the case of the Bank's overseas banking subsidiaries.

In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to 'Revenue and other reserves' and ineffective portion, if any, are recognised in the profit and loss account.

The derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

17. **Impairment of assets**

    The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value. The Bank and its housing finance subsidiary follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

    For assets other than premises, the Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

18. **Lease transactions**

    Lease payments including cost escalations for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

19. **Earnings per share**

    Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

    Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

20. **Bullion transaction**

    The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

21. **Share issue expenses**

    Share issue expenses are deducted from Share Premium Account in terms of Section 52 of the Companies Act, 2013

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. **Earnings per share**

    Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

    The following table sets forth, for the periods indicated, the computation of earnings per share.

    ₹ in million, except per share data

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Net profit/(loss) attributable to equity share holders	340,366.4	251,101.0
Nominal value per share (₹)	2.00	2.00
Basic earnings per share (₹)	48.86	36.21
Effect of potential equity shares (₹)	(1.02)	(0.77)
Diluted earnings per share (₹)[1]	47.84	35.44
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Basic weighted average number of equity shares outstanding	6,966,305,957	6,933,652,636
Add: Effect of potential equity shares	138,684,400	142,291,212
Diluted weighted average number of equity shares outstanding	7,104,990,357	7,075,943,848

    1. *The dilutive impact is due to options granted to employees by the Group.*

2. **Related party transactions**

    The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

    I. *Related parties*

        Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited	Associate
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	ICICI Merchant Services Private Limited	Associate
7.	I-Process Services (India) Private Limited	Associate
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Other related entity

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra
4.	Mr. Rakesh Jha (w.e.f September 2, 2022)	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha
5.	Ms. Vishakha Mulye (upto May 31, 2022)	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vighnesh Mulye • Dr. Gauresh Palekar • Ms. Shalaka Gadekar • Dr. Nivedita Palekar

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Interest income	**438.0**	**516.9**
Associates/others	434.8	510.9
Key management personnel	3.2	6.0
Income from services rendered	**1,422.7**	**1,215.7**
Associates/others	1,419.9	1,214.0
Key management personnel	0.9	1.2
Relatives of key management personnel	1.9	0.5

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Gain/(loss) on forex and derivative transactions (net)	**50.8**	**36.6**
Associates/others	**50.8**	36.6
Income from shared services	**326.5**	**369.2**
Associates/others	**326.5**	369.2
Dividend income	**2,347.1**	**1,993.3**
Associates/others	**2,347.1**	1,993.3
Insurance claims received	**163.0**	**229.6**
Associates/others	**163.0**	229.6
Interest expense	**225.7**	**199.0**
Associates/others	**205.2**	192.2
Key management personnel	**15.3**	4.8
Relatives of key management personnel	**5.2**	2.0
Expenses for services received	**15,702.6**	**12,297.3**
Associates/others	**15,702.6**	12,297.3
Insurance premium paid	**3,544.6**	**3,222.4**
Associates/others	**3,544.6**	3,222.4
Expenses for shared services and other payments	**0.8**	**0.8**
Associates/others	**0.8**	0.8
Insurance claims paid	**19.0**	**42.6**
Associates/others	**18.5**	42.1
Key management personnel	**0.5**	0.5
CSR related reimbursement of expenses	**4,441.1**	**2,239.2**
Associates/others	**4,441.1**	2,239.2
Donation given	**564.5**	**486.4**
Associates/others	**564.5**	486.4
Purchase of investments	**1,634.0**	**1,766.5**
Associates/others	**1,634.0**	1,766.5
Sale of Investments	**31,667.3**	**8,286.9**
Associates/others	**31,667.3**	8,286.9
Investments in the securities issued by related parties	**1,850.0**	**1,000.0**
Associates/others	**1,850.0**	1,000.0
Issuance of securities to related parties	**1,000.0**	**-**
Associates/others	**1,000.0**	-
Redemption/buyback of Investments	**1,615.5**	**-**
Associates/others	**1,615.5**	-
Purchase of fixed assets	**3.4**	**4.8**
Associates/others	**3.4**	4.8
Insurance premium received	**58.7**	**75.8**
Associates/others	**55.3**	67.1
Key management personnel	**2.6**	3.5
Relatives of key management personnel	**0.8**	5.2

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Remuneration to wholetime directors[2]	**336.6**	**267.6**
Key management personnel	**336.6**	267.6
Dividend paid	**3.9**	**2.5**
Key management personnel	**3.2**	2.5
Relatives of key management personnel	**0.7**	0.0
Value of ESOPs exercised	**306.2**	**394.2**
Key management personnel	**306.2**	394.2
Sale of fixed assets	**0.2**	**-**
Key management personnel	**0.2**	-

1. 0.0 represents insignificant amount.

2. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars		Year ended March 31, 2023	Year ended March 31, 2022
Interest income			
1	India Infradebt Limited	**421.2**	505.4
Income from services rendered			
1	ICICI Lombard General Insurance Company Limited	**1,267.5**	1,066.5
Gain/(loss) on forex and derivative transactions (net)			
1	ICICI Lombard General Insurance Company Limited	**50.8**	36.6
Income from shared services			
1	ICICI Lombard General Insurance Company Limited	**262.0**	314.6
2	ICICI Foundation for Inclusive Growth	**37.2**	38.7
Dividend income			
1	ICICI Lombard General Insurance Company Limited	**2,240.5**	1,886.8
Insurance claims received			
1	ICICI Lombard General Insurance Company Limited	**163.0**	229.6
Interest expense			
1	ICICI Lombard General Insurance Company Limited	**140.5**	163.6
2	ICICI Merchant Services Private Limited	**25.9**	8.3
Expenses for services received			
1	I-Process Services (India) Private Limited	**10,406.6**	8,450.4
2	ICICI Merchant Services Private Limited	**5,226.6**	3,790.0
Insurance Premium paid			
1	ICICI Lombard General Insurance Company Limited	**3,544.6**	3,222.4

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2023	Year ended March 31, 2022
Expenses for shared services and other payments			
1	ICICI Lombard General Insurance Company Limited	0.8	0.8
Insurance claims paid			
1	ICICI Lombard General Insurance Company Limited	16.2	42.1
2	ICICI Foundation for Inclusive Growth	2.3	-
CSR related reimbursement of expenses			
1	ICICI Foundation for Inclusive Growth	4,441.1	2,239.2
Donation given			
1	ICICI Foundation for Inclusive Growth	564.5	486.4
Purchase of investments			
1	ICICI Lombard General Insurance Company Limited	1,634.0	1,766.5
Sale of Investments			
1	ICICI Lombard General Insurance Company Limited	24,647.6	6,776.2
2	India Infradebt Limited	7,019.7	1,510.7
Investments in the securities issued by related parties			
1	India Infradebt Limited	1,850.0	1,000.0
Issuance of securities to related parties			
1	ICICI Lombard General Insurance Company Limited	1,000.0	-
Redemption/buyback of investments			
1	ICICI Lombard General Insurance Company Limited	1,615.5	-
Purchase of fixed assets			
1	Arteria Technologies Private Limited	3.2	1.7
2	ICICI Lombard General Insurance Company Limited	0.1	3.1
Insurance premium received			
1	ICICI Lombard General Insurance Company Limited	54.1	47.9
2	ICICI Foundation for Inclusive Growth	0.7	18.6
Remuneration to wholetime directors[2]			
1	Mr. Sandeep Bakhshi[3]	95.7	73.7
2	Mr. Anup Bagchi	86.5	66.3
3	Mr. Sandeep Batra[3]	85.3	64.0
4	Mr. Rakesh Jha	45.9	N.A.
5	Ms. Vishakha Mulye	23.2	63.6
Dividend paid			
1	Mr. Sandeep Bakhshi	1.8	0.4
2	Mr. Anup Bagchi	0.0	0.1
3	Mr. Sandeep Batra	0.6	0.2
4	Mr. Rakesh Jha	0.7	N.A.
5	Ms. Vishakha Mulye	N.A.	1.8
6	Mr. Shivam Bakhshi	0.4	0.0

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2023	Year ended March 31, 2022
Value of ESOPs exercised			
1	Mr. Sandeep Bakhshi	27.2	277.1
2	Mr. Anup Bagchi	183.2	56.0
3	Mr. Sandeep Batra	22.0	4.8
4	Ms. Vishakha Mulye	73.8	56.3
Sale of fixed assets			
1	Mr. Rakesh Jha	0.1	-
2	Ms. Vishakha Mulye	0.1	-

1. 0.0 represents insignificant amount.

2. Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

3. Includes remuneration received from ICICI Prudential Life Insurance Company Limited relating to the period of his service with that company.

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

₹ in million

Items	At March 31, 2023	At March 31, 2022
Deposits with the Group	**2,960.0**	**3,591.0**
Associates/others	2,603.0	3,424.7
Key management personnel	260.7	125.1
Relatives of key management personnel	96.3	41.2
Payables	**3,718.3**	**3,482.7**
Associates/others	3,716.9	3,482.6
Key management personnel	0.4	0.0
Relatives of key management personnel	1.0	0.1
Investments of the Group	**24,863.5**	**24,773.8**
Associates/others	24,863.5	24,773.8
Investments of related parties in the Group	**1,601.3**	**2,104.6**
Associates/others	1,600.0	2,100.0
Key management personnel	1.1	2.1
Relatives of key management personnel	0.2	2.5
Advances by the Group	**277.4**	**267.1**
Associates/others	191.3	127.7
Key management personnel	85.7	139.1
Relatives of key management personnel	0.4	0.3
Receivables	**1,538.9**	**1,927.9**
Associates/others	1,538.9	1,927.9
Guarantees issued by the Group	**63.1**	**59.0**
Associates/others	63.1	59.0

1. 0.0 represents insignificant amount.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2023	Year ended March 31, 2022
Deposits with the Group		
Key management personnel	**420.7**	277.4
Relatives of key management personnel	**266.6**	176.5
Payables[1]		
Key management personnel	**0.4**	0.1
Relatives of key management personnel	**1.0**	0.1
Investments of related parties in the Group[1]		
Key management personnel	**1.9**	3.0
Relatives of key management personnel	**0.3**	2.5
Advances by the Group		
Key management personnel	**139.2**	269.2
Relatives of key management personnel	**2.3**	1.9

1. Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

3. Employee Stock Option Scheme (ESOS)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed 5 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted in May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2023 was ₹ 291.15 (year ended March 31, 2022: ₹ 227.75).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Risk-free interest rate	**5.99% to 7.37%**	5.34% to 6.53%
Expected term	**3.23 to 5.23 years**	3.55 to 5.55 years
Expected volatility	**34.79% to 38.98%**	35.38% to 39.41%
Expected dividend yield	**0.27% to 0.72%**	0.18% to 0.30%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2023		Year ended March 31, 2022	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	**237,197,999**	**310.82**	246,590,972	276.14
Add: Granted during the year	**25,793,500**	**747.92**	25,550,350	570.43
Less: Lapsed during the year, net of re-issuance	**3,921,340**	**568.36**	2,164,335	444.41
Less: Exercised during the year	**34,044,356**	**276.72**	32,778,988	243.44
Outstanding at the end of the year	**225,025,803**	**361.60**	**237,197,999**	**310.82**
Options exercisable	**172,938,533**	**289.69**	177,170,739	264.69

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2023.

Range of exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	7,202,993	160.84	1.85
200-399	145,129,078	267.52	4.37
400-599	48,347,432	479.32	4.15
600-799	24,274,900	747.62	6.17
800-899	71,400	862.88	6.58

The following table sets forth, the summary of stock options outstanding at March 31, 2022.

Range of exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	11,245,113	160.69	2.52
200-399	171,000,375	267.10	5.30
400-599	54,887,211	477.26	5.11
600-799	46,300	737.63	6.63
800-899	19,000	810.25	6.92

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2023 was ₹ 832.00 (Year ended March 31, 2022: ₹ 703.14).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2023 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2023		Year ended March 31, 2022	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	20,184,630	404.87	17,175,700	389.25
Add: Granted during the year	5,227,730	541.00	5,061,600	453.05
Less: Forfeited/lapsed during the year	199,690	461.18	735,800	412.86
Less: Exercised during the year	1,270,555	384.94	1,316,870	381.95
Outstanding at the end of the year	23,942,115	435.18	20,184,630	404.87
Options exercisable	13,559,815	395.34	7,991,235	390.40

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2023.

Range of exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	8,825,615	379.70	3.20
400-499	9,896,370	428.41	5.27
500-599	5,165,630	541.00	6.10
600-699	54,500	619.43	5.06

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2022.

Range of exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	10,048,090	379.99	4.20
400-499	10,076,540	428.40	6.30
600-699	60,000	620.05	6.80

ICICI Securities:

ICICI Securities Limited has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2023 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2023		Year ended March 31, 2022	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	2,939,279	342.43	2,528,350	295.92
Add: Granted during the year	1,657,700	624.68	953,000	426.91
Less: Forfeited/lapsed during the year	263,980	514.77	93,000	389.72
Less: Exercised during the year	186,455	305.89	449,071	250.08
Outstanding at the end of the year	**4,146,544**	**445.94**	**2,939,279**	**342.43**
Options exercisable	1,588,294	306.03	2,041,139	305.12

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2023.

Range of exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
200-249	696,230	221.45	3.10
250-299	37,730	256.55	2.98
350-399	1,127,904	361.00	4.13
400-449	749,880	424.60	5.10
500-549	4,700	512.10	6.81
600-649	1,523,800	625.00	6.05
750-799	6,300	774.60	5.30

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2022.

Range of exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
200-249	790,000	221.45	5.06
250-299	37,730	256.55	4.55
300-399	1,212,149	361.00	6.10
400-449	888,900	424.60	7.06
450-499	4,200	468.10	6.58
750-799	6,300	774.60	7.30

4. **Fixed assets**

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
At cost at March 31 of preceding year	33,010.5	35,196.2
Less: Reduction on account of discontinuation of ICICI Lombard General Insurance Company Limited from consolidation	-	(6,470.5)
Adjusted cost at March 31 of preceding year	33,010.5	28,725.7
Additions during the year	5,480.1	4,658.3
Deductions during the year	(2,258.2)	(373.5)
Depreciation to date	(26,065.1)	(24,086.0)
Net block	**10,167.3**	**8,924.5**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

5.   Assets on lease

5.1 Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i)   The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
Not later than one year	924.1	681.4
Later than one year and not later than five years	1,443.2	1,501.9
Later than five years	396.2	567.0
Total	**2,763.5**	**2,750.3**

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year is ₹ 1,064.3 million (year ended March 31, 2022 ₹ 993.4 million).

5.2 Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
A. Total minimum lease payments outstanding		
Not later than one year	271.3	269.2
Later than one year and not later than five years	596.1	792.3
Later than five years	14.9	76.4
Total	**882.3**	**1,137.9**
B. Interest cost payable		
Not later than one year	70.0	92.5
Later than one year and not later than five years	83.3	146.8
Later than five years	0.5	3.8
Total	**153.8**	**243.1**
C. Present value of minimum lease payments payable (A-B)		
Not later than one year	201.3	176.7
Later than one year and not later than five years	512.8	645.5
Later than five years	14.4	72.6
Total	**728.5**	**894.8**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

5.3 Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
Future minimum lease receipts		
Present value of lease receipts	**50.2**	416.5
Unmatured finance charges	**2.0**	13.9
Sub total	**52.2**	**430.4**
Less: collective provision	**(0.2)**	(0.5)
Total	**52.0**	**429.9**
Maturity profile of future minimum lease receipts		
- Not later than one year	**19.0**	237.8
- Later than one year and not later than five years	**33.2**	192.6
- Later than five years	**-**	-
Total	**52.2**	**430.4**
Less: collective provision	**(0.2)**	(0.5)
Total	**52.0**	**429.9**

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
Maturity profile of future present value of finance lease receipts		
- Not later than one year	**17.7**	229.6
- Later than one year and not later than five years	**32.5**	186.9
- Later than five years	**-**	-
Total	**50.2**	**416.5**
Less: collective provision	**(0.2)**	(0.5)
Total	**50.0**	**416.0**

6. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Provision for depreciation of investments	**13,917.0**	5,412.3
Provision towards non-performing and other assets	**(3,653.5)**	63,775.2
Provision towards income tax		
a) Current	**114,564.4**	74,044.5
b) Deferred	**3,370.0**	10,529.9
Other provisions and contingencies[1,2]	**59,135.7**	20,579.0
Total provisions and contingencies	**187,333.6**	**174,340.9**

1. *Includes contingency provision made amounting to ₹ 56,500.0 million made by the Bank on a prudent basis (March 31, 2022: write-back of provision of ₹ 250.0 million).*

2. *Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long-term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of 'liabilities for policies in force'. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

During the year, the Directorate General of GST Intelligence (DGGI) initiated an inquiry in to goods and service tax (GST) credit availed on certain expenses incurred by the ICICI Prudential Life Insurance Company Ltd. (the Company). During the course of the inquiry, the Company has deposited an amount, without acceptance of liability on account of denial of credit, with GST authorities. Subsequently, the Company has received an intimation of tax from DGGI. However, the Company is yet to receive a show cause notice from DGGI providing specific details/reasons for the intimation. Hence, the Company is currently unable to assess the likelihood of the outcome in the matter as well as its financial effect.

7. **Staff retirement benefits**

   Pension

   The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	**18,661.0**	**20,265.6**
Service cost	**151.7**	204.6
Interest cost	**1,150.6**	1,145.3
Actuarial (gain)/loss	**758.2**	(546.5)
Liabilities extinguished on settlement	**(2,192.6)**	(2,289.8)
Benefits paid	**(99.8)**	(118.2)
Obligations at the end of year	**18,429.1**	**18,661.0**
Opening plan assets, at fair value	**19,843.3**	**21,162.2**
Expected return on plan assets	**1,522.0**	1,620.7
Actuarial gain/(loss)	**(682.0)**	(331.9)
Assets distributed on settlement	**(2,436.2)**	(2,544.2)
Contributions	**42.9**	54.7
Benefits paid	**(99.8)**	(118.2)
Closing plan assets, at fair value	**18,190.2**	**19,843.3**
Fair value of plan assets at the end of the year	**18,190.2**	19,843.3
Present value of the defined benefit obligations at the end of the year	**(18,429.1)**	(18,661.0)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	(401.9)
Asset/(liability)	**(238.9)**	**780.4**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Cost[1]		
Service cost	**151.7**	204.6
Interest cost	**1,150.6**	1,145.3
Expected return on plan assets	**(1,522.0)**	(1,620.7)
Actuarial (gain)/loss	**1,440.2**	(214.6)
Curtailments & settlements (gain)/loss	**243.6**	254.4
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**(401.9)**	97.1
Net cost	**1,062.2**	**(133.9)**
Actual return on plan assets	**840.0**	1,288.8
Expected employer's contribution next year	**1,000.0**	2,000.0
Investment details of plan assets		
Government of India securities	**41.74%**	46.69%
Corporate bonds	**48.30%**	46.45%
Equity securities in listed companies	**7.08%**	6.46%
Others	**2.88%**	0.40%
Assumptions		
Discount rate	**7.30%**	6.30%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	7.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	**18,190.2**	19,843.3	21,162.2	16,972.1	15,438.8
Defined benefit obligations	**(18,429.1)**	(18,661.0)	(20,265.6)	(19,914.3)	(16,540.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	(401.9)	(304.8)	-	-
Surplus/(deficit)	**(238.9)**	780.4	591.8	(2,942.2)	(1,101.5)
Experience adjustment on plan assets	**(682.0)**	(331.9)	521.9	741.1	(125.9)
Experience adjustment on plan liabilities	**805.8**	809.0	613.4	2,186.1	1,038.6

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	**16,895.1**	**16,954.5**
Add: Adjustment for exchange fluctuation on opening obligation	**12.2**	6.0
Less: Adjustment[1]	**-**	(1,037.6)
Adjusted opening obligations	**16,907.3**	**15,923.1**
Service cost	**1,643.8**	1,581.7
Interest cost	**1,166.7**	1,058.8
Actuarial (gain)/loss	**1,108.1**	(114.1)
Past service cost	**(72.2)**	-
Liability transferred from/to other companies	**21.9**	(0.1)
Benefits paid	**(1,877.8)**	(1,554.3)
Obligations at the end of the year	**18,896.8**	**16,895.1**
Opening plan assets, at fair value	**16,738.3**	**16,541.6**
Less: Adjustment[1]	**-**	(1,080.6)
Adjusted opening plan assets at fair value	**16,738.3**	**15,461.0**
Expected return on plan assets	**1,197.7**	1,116.6
Actuarial gain/(loss)	**(577.3)**	(33.1)
Contributions	**1,544.4**	1,748.2
Assets transferred from/to other companies	**36.5**	(0.1)
Benefits paid	**(1,877.8)**	(1,554.3)
Closing plan assets, at fair value	**17,061.6**	**16,738.3**
Fair value of plan assets at the end of the year	**17,061.6**	16,738.3
Present value of the defined benefit obligations at the end of the year	**(18,896.8)**	(16,895.1)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(1,835.2)**	**(156.8)**
Cost[2]		
Service cost	**1,643.8**	1,581.7
Interest cost	**1,166.7**	1,058.8
Expected return on plan assets	**(1,197.7)**	(1,116.6)
Actuarial (gain)/loss	**1,685.4**	(81.0)
Past service cost	**(72.2)**	-
Exchange fluctuation loss/(gain)	**12.2**	6.0
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-
Net cost	**3,238.2**	**1,448.9**
Actual return on plan assets	**620.4**	1,083.4
Expected employer's contribution next year	**1,731.0**	1,030.0

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Investment details of plan assets		
Insurer managed funds	**9.97%**	18.88%
Government of India securities	**30.07%**	23.76%
Corporate bonds	**42.87%**	38.90%
Special Deposit schemes	**-**	-
Equity	**15.04%**	16.75%
Others	**2.05%**	1.71%
Assumptions		
Discount rate	**7.30%-7.50%**	5.80%-7.30%
Salary escalation rate	**7.00%-10.00%**	7.00%-10.00%
Estimated rate of return on plan assets	**7.00%-8.00%**	7.00%-8.00%

1. *Represents reduction on account of discontinuation of ICICI Lombard General Insurance Company Limited from consolidation.*

2. *Included in line item 'Payments to and provision for employees' of Schedule 16- Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	**17,061.6**	16,738.3	16,541.6	13,636.8	12,112.4
Defined benefit obligations	**(18,896.8)**	(16,895.1)	(16,954.5)	(15,743.6)	(13,317.1)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(1,835.2)**	(156.8)	(412.9)	(2,106.8)	(1,204.7)
Experience adjustment on plan assets	**(577.3)**	(33.1)	892.1	(167.4)	(62.0)
Experience adjustment on plan liabilities	**869.4**	464.7	(548.2)	253.6	243.7

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation at March 31, 2023 (March 31, 2022: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	**49,411.5**	**45,617.9**
Less: Adjustments[1]	**(655.3)**	(711.1)
Adjusted opening balance	**48,756.2**	44,906.8
Service cost	**2,747.6**	2,202.0
Interest cost	**3,367.1**	2,947.1
Actuarial (gain)/loss	**1,032.8**	(15.9)
Employees contribution	**4,707.4**	4,049.0
Liability transferred from/to other companies	**805.2**	546.1
Benefits paid	**(6,048.6)**	(5,223.6)
Obligations at end of the year	**55,367.7**	**49,411.5**
Opening plan assets	**50,656.3**	**45,615.2**
Less: Adjustments[1]	**(407.5)**	(708.4)
Adjusted opening balance	**50,248.8**	44,906.8
Expected return on plan assets	**4,100.3**	3,761.0
Actuarial gain/(loss)	**(432.8)**	415.0
Employer contributions	**2,747.6**	2,202.0
Employees contributions	**4,707.4**	4,049.0
Assets transfer from/to other companies	**805.4**	546.1
Benefits paid	**(6,048.6)**	(5,223.6)
Closing plan assets	**56,128.1**	**50,656.3**
Plan assets at the end of the year	**56,128.1**	50,656.3
Present value of the defined benefit obligations at the end of the year	**(55,367.7)**	(49,411.5)
Amount not recognised as an asset (Limit in para 59(b) of AS 15 on 'employee benefits')[2]	**(760.4)**	(1,244.8)
Asset/(liability)	**-**	**-**
Cost[3]		
Service cost	**2,747.6**	2,202.0
Interest cost	**3,367.1**	2,947.1
Expected return on plan assets	**(4,100.3)**	(3,761.0)
Actuarial (gain)/loss	**1,465.6**	(430.9)
Effect of limit in para 59(b)[2]	**(732.4)**	1,244.8
Net cost	**2,747.6**	**2,202.0**
Actual return on plan assets	**3,667.5**	4,176.0
Expected employer's contribution next year	**2,965.9**	2,357.2
Investment details of plan assets		
Government of India securities	**55.20%**	53.56%
Corporate Bonds	**34.83%**	35.56%
Special deposit scheme	**0.96%**	1.07%
Others	**9.01%**	9.81%
Assumptions		
Discount rate	**7.35%-7.40%**	6.00%-6.85%
Expected rate of return on assets	**7.97%-8.76%**	7.54%-8.25%

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Discount rate for the remaining term to maturity of investments	7.40%-7.60%	6.75%-7.15%
Average historic yield on the investment	8.01%-8.96%	8.25%-8.87%
Guaranteed rate of return	8.15%-8.15%	8.10%-8.10%

1. a. During the year ended March 31, 2023, ICICI Home Finance Company Limited realised and transferred assets and liabilities of Employee Provident Fund Trust to Central Provident Fund.

   b. During the year ended March 31, 2022, ICICI Venture Funds Management Company Limited realised and transferred assets and liabilities of Employee Provident Fund Trust to Central Provident Fund.

2. Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)" issued by 'Institute of Actuaries of India' on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

3. Included in line item 'Payments to and provision for employees' of Schedule 16- Operating expenses.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	56,128.1	50,656.3	45,615.2	38,682.6	33,282.4
Defined benefit obligations	(55,367.7)	(49,411.5)	(45,617.9)	(38,703.4)	(33,282.4)
Amount not recognised as an asset (limit in para 59(b) AS 15 on 'employee benefits')[1]	(760.4)	(1,244.8)	-	-	-
Surplus/(deficit)	-	-	(2.7)	(20.8)	-
Experience adjustment on plan assets	(432.8)	415.1	663.8	(662.0)	13.0
Experience adjustment on plan liabilities	753.2	(684.8)	1,703.3	(129.9)	447.4

1. Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)" issued by 'Institute of Actuaries of India' on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

The Group has contributed ₹ 4,344.2 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 4,018.3 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed ₹ 321.8 million for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 274.0 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed ₹ 361.1 million for the year ended March 31, 2023 (March 31, 2022: ₹ 291.8 million) to NPS for employees who had opted for the scheme.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

₹ in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Total actuarial liability	3,629.6	3,616.9
Cost[1]	884.9	874.9
Assumptions		
Discount rate	7.30%-7.55%	5.80%-7.30%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

8. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2023 amounted to ₹ 117,934.4 million (year ended March 31, 2022: ₹ 84,574.4 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

9. Deferred tax

At March 31, 2023, the Group has recorded net deferred tax asset of ₹ 76,194.4 million (March 31, 2022: ₹ 79,484.8 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2023	At March 31, 2022
Deferred tax assets		
Provision for bad and doubtful debts	104,780.1	105,637.7
Provision for operating expenses	4,026.9	-
Others	11,096.4	11,024.8
Total deferred tax assets	**119,903.4**	**116,662.5**
Deferred tax liabilities		
Special reserve deduction	37,695.4	31,118.6
Foreign currency translation reserve[1]	615.0	1,245.6
Mark-to-market gains[1]	490.0	278.6
Depreciation on fixed assets	4,476.7	4,093.8
Interest on refund of taxes[1]	206.2	168.4
Others	225.7	272.7
Total deferred tax liabilities	**43,709.0**	**37,177.7**
Total net deferred tax assets/(liabilities)	**76,194.4**	**79,484.8**

1. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

10. Information about business and geographical segments

A. *Business Segments*

Pursuant to the guidelines issued by RBI on AS 17 – Segment Reporting, the following business segments of the Group have been reported.

i. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework". This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii. **Treasury** primarily includes the entire investment and derivative portfolio of the Bank.

iv. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

vi. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

vii. **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2023.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter-segment adjustments	Total
1	Revenue	1,037,753.4	506,148.5	845,369.2	44,640.0	479,301.7	97,259.8	(1,148,684.6)	1,861,788.0
2	**Segment results**[1]	175,336.8	157,857.8	140,372.1	10,014.5	8,968.9	42,023.7	(15,509.2)	519,064.6
3	Unallocated expenses								56,500.0
4	Share of profit from associates								9,982.9
5	Operating profit (2) – (3) + (4)[1]								472,547.5
6	Income tax expenses (net)/(net deferred tax credit)								117,934.4
7	**Net profit**[2] **(5) – (6)**								354,613.1
	Other information								
8	Segment assets	6,039,593.7	4,328,743.5	5,129,405.0	836,960.5	2,556,899.0	711,348.4	(114,612.3)	19,488,337.8
9	Unallocated assets								96,567.2
10	**Total assets (8) + (9)**								19,584,905.0
11	Segment liabilities	8,913,545.4	3,472,764.9	3,344,275.6[3]	564,779.6[3]	2,558,472.0[3]	714,679.8[3]	(114,612.3)[3]	19,453,905.0
12	Unallocated liabilities								131,000.0
13	**Total liabilities (11) + (12)**								19,584,905.0
14	Capital expenditure	11,682.9	5,251.8	610.6	455.2	1,357.0	1,884.8	-	21,242.3
15	Depreciation	9,274.5	3,427.2	335.8	405.2	835.1	884.2	(16.4)	15,145.6

1. Profit before tax and minority interest.

2. Includes share of net profit of minority shareholders.

3. Includes share capital and reserves and surplus.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2022.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter-segment adjustments	Total
1	Revenue	846,392.2	399,714.9	673,210.9	27,784.1	453,402.4	87,332.5	(912,473.8)	1,575,363.2
2	Segment results[1]	114,003.9	90,529.3	96,744.8	6,271.2	7,905.6	43,499.9	(16,792.0)	342,162.7
3	Unallocated expenses								(250.0)
4	Share of profit from associates								7,544.3
5	Operating profit (2) – (3) + (4)[1]								349,957.0
6	Income tax expenses (net)/(net deferred tax credit)								84,574.4
7	Net profit[2] (5) – (6)								265,382.6
	Other information								
8	Segment assets	4,876,519.3	3,790,918.0	5,218,960.9	682,866.9	2,440,064.2	516,534.8	(105,216.9)	17,420,647.2
9	Unallocated assets								105,726.6
10	Total assets (8) + (9)								17,526,373.8
11	Segment liabilities	7,918,942.5	3,213,907.0	2,933,413.9[3]	541,143.1[3]	2,441,543.2[3]	520,286.4[3]	(105,216.9)[3]	17,464,019.2
12	Unallocated liabilities								62,354.6
13	Total liabilities (11) + (12)								17,526,373.8
14	Capital expenditure	9,901.7	4,453.3	623.1	345.7	732.3	943.8	-	16,999.9
15	Depreciation	8,068.8	3,130.8	399.6	321.9	669.1	726.3	(16.4)	13,300.1

1. *Profit before tax and minority interest.*
2. *Includes share of net profit of minority shareholders.*
3. *Includes share capital and reserves and surplus.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

B. *Geographical segments*

The Group reports its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.

- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	Year ended March 31, 2023	Year ended March 31, 2022
Domestic operations[1]	1,819,445.3	1,550,493.6
Foreign operations	52,325.6	32,413.9
Total	1,871,770.9	1,582,907.5

1. Includes share of profit from associates of ₹ 9,982.9 million (March 31, 2022: ₹ 7,544.3 million).

₹ in million

Assets	At March 31, 2023	At March 31, 2022
Domestic operations	18,242,212.3	16,060,154.4
Foreign operations	1,246,125.5	1,360,492.8
Total	19,488,337.8	17,420,647.2

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during the		Depreciation provided during the	
	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2022
Domestic operations	20,914.1	16,765.8	14,867.2	13,012.5
Foreign operations	328.2	234.1	278.4	287.6
Total	21,242.3	16,999.9	15,145.6	13,300.1

11. **Penalties/fines imposed by banking regulatory bodies**

There was no penalty imposed by RBI and other overseas banking regulatory bodies during the year ended March 31, 2023 (year ended March 31, 2022: ₹ 33.0 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

12. Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2023 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	**93.6%**	**2,007,153.8**	**93.7%**	**318,965.0**
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	**0.7%**	**15,815.5**	**0.4%**	**1,277.8**
ICICI Securities Limited	**1.3%**	**28,219.2**	**3.3%**	**11,334.7**
ICICI Home Finance Company Limited	**1.1%**	**22,998.6**	**1.1%**	**3,653.1**
ICICI Trusteeship Services Limited	**0.0%**	**8.7**	**0.0%**	**0.1**
ICICI Investment Management Company Limited	**0.0%**	**187.0**	**(0.0%)**	**(58.7)**
ICICI Venture Funds Management Company Limited	**0.1%**	**2,473.3**	**0.0%**	**61.9**
ICICI Prudential Life Insurance Company Limited	**4.7%**	**100,915.8**	**2.4%**	**8,106.6**
ICICI Prudential Trust Limited	**0.0%**	**16.9**	**0.0%**	**2.2**
ICICI Prudential Asset Management Company Limited	**1.0%**	**21,478.8**	**4.4%**	**15,077.0**
ICICI Prudential Pension Funds Management Company Limited	**0.0%**	**577.5**	**0.0%**	**28.3**
Foreign				
ICICI Bank UK PLC	**1.2%**	**26,158.3**	**0.3%**	**1,045.9**
ICICI Bank Canada	**1.2%**	**25,256.2**	**0.8%**	**2,818.9**
ICICI International Limited	**0.0%**	**122.0**	**0.0%**	**8.9**
ICICI Securities Holdings Inc.	**0.0%**	**132.7**	**0.0%**	**2.0**
ICICI Securities Inc.	**0.0%**	**364.8**	**0.0%**	**58.3**
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	**0.0%**	**119.4**	**0.0%**	**3.7**
Foreign				
NIL	**-**	**-**	**-**	**-**
Minority Interests	**(3.1%)**	**(66,867.5)**	**(4.2%)**	**(14,246.7)**
Associates				
Indian				
ICICI Lombard General Insurance Company Limited	**-**	**-**	**2.4%**	**8,303.1**
I-Process Services (India) Private Limited	**-**	**-**	**0.0%**	**37.7**
NIIT Institute of Finance Banking and Insurance Training Limited	**-**	**-**	**0.0%**	**3.3**
ICICI Merchant Services Private Limited	**-**	**-**	**0.0%**	**63.0**
India Infradebt Limited	**-**	**-**	**0.5%**	**1,560.2**
India Advantage Fund III	**-**	**-**	**0.0%**	**0.0**
India Advantage Fund IV	**-**	**-**	**(0.0%)**	**(0.2)**
Arteria Technologies Private Limited	**-**	**-**	**0.0%**	**15.7**
Foreign				
NIL	**-**	**-**	**-**	**-**
Joint Ventures				
NIL	**-**	**-**	**-**	**-**
Inter-company adjustments	**(1.8%)**	**(40,153.1)**	**(5.1%)**	**(17,755.4)**
TOTAL	**100.0%**	**2,144,977.9**	**100.0%**	**340,366.4**

1. *0.0 represents insignificant amount.*

2. *Total assets minus total liabilities.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Additional information to consolidated accounts at March 31, 2022 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	93.7%	1,705,119.7	92.9%	233,394.9
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.9%	15,897.8	1.3%	3,301.6
ICICI Securities Limited	1.3%	24,087.2	5.6%	13,948.1
ICICI Home Finance Company Limited	0.9%	17,038.1	0.4%	934.4
ICICI Trusteeship Services Limited	0.0%	8.6	0.0%	0.5
ICICI Investment Management Company Limited	0.0%	95.8	0.0%	12.8
ICICI Venture Funds Management Company Limited	0.1%	2,461.3	0.0%	2.2
ICICI Prudential Life Insurance Company Limited	5.0%	91,630.6	3.0%	7,541.3
ICICI Prudential Trust Limited	0.0%	17.7	0.0%	3.7
ICICI Prudential Asset Management Company Limited	1.0%	18,599.4	5.7%	14,363.4
ICICI Prudential Pension Funds Management Company Limited	0.0%	549.2	0.0%	50.7
Foreign				
ICICI Bank UK PLC	1.3%	23,940.8	0.3%	812.2
ICICI Bank Canada	1.3%	23,436.9	0.7%	1,737.3
ICICI International Limited	0.0%	104.1	0.0%	0.8
ICICI Securities Holdings Inc.	0.0%	130.8	0.0%	0.3
ICICI Securities Inc.	0.0%	303.8	0.0%	30.0
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	0.0%	112.1	0.2%	535.9
Foreign				
NIL	-	-	-	-
Minority interests	**(3.3%)**	**(59,808.9)**	**(5.7%)**	**(14,281.6)**
Associates				
Indian				
ICICI Lombard General Insurance Company Limited	-	-	2.4%	6,106.5
I-Process Services (India) Private Limited	-	-	0.0%	34.3
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	0.0%	2.3
ICICI Merchant Services Private Limited	-	-	(0.0%)	(4.6)
India Infradebt Limited	-	-	0.6%	1,396.5
India Advantage Fund III	-	-	(0.0%)	(0.2)
India Advantage Fund IV	-	-	(0.0%)	(2.4)
Arteria Technologies Private Limited	-	-	0.0%	12.0
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	**(2.2%)**	**(43,200.1)**	**(7.4%)**	**(18,831.9)**
Total net assets/net profit	**100.0%**	**1,820,524.9**	**100.0%**	**251,101.0**

1. *0.0 represents insignificant amount.*

2. *Total assets minus total liabilities.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

13. Revaluation of fixed assets

The Bank and its housing finance subsidiary follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2023 was ₹ 55,500.0 million (March 31, 2022: ₹ 58,090.8 million) as compared to the historical cost less accumulated depreciation of ₹ 24,581.6 million (March 31, 2022: ₹ 25,805.8 million).

The revaluation reserve is not available for distribution of dividend.

14. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 22, 2023 has recommended a dividend of ₹ 8.00 per equity share for the year ended March 31, 2023 (year ended March 31, 2022: ₹ 5.00 per equity share). The declaration and payment of dividend is subject to requisite approvals.

15. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2022 and for the year ended March 31, 2021.

16. Disclosure on lending and borrowing activities under Rule 11(e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank and other subsidiaries incorporated in India to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank and other subsidiaries incorporated in India (Ultimate Beneficiaries). The Bank and other subsidiaries incorporated in India have also not received any fund from any parties (Funding Party) with the understanding that the Bank and other subsidiaries incorporated in India shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

17. Other disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

18. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.   For and on behalf of the Board of Directors

For **M S K A & Associates**	**Girish Chandra Chaturvedi**	**Uday M. Chitale**	**Sandeep Bakhshi**
Chartered Accountants	Chairman	Director	Managing Director & CEO
ICAI Firm Registration no.: 105047W	DIN-00110996	DIN-00043268	DIN-00109206

Tushar Kurani	**Anup Bagchi**	**Rakesh Jha**	**Sandeep Batra**
Partner	Executive Director	Executive Director	Executive Director
Membership no.: 118580	DIN-00105962	DIN-00042075	DIN-03620913

For **KKC & Associates LLP**	**Anindya Banerjee**	**Prachiti Lalingkar**	**Rajendra Khandelwal**
Chartered Accountants	Group Chief Financial Officer	Company Secretary	Chief Accountant
ICAI Firm Registration no.: 105146W/W100621			

Gautam Shah
Partner
Membership no.: 117348

Mumbai
April 22, 2023

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

STATEMENT CONTAINING SALIENT FEATURES OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES, ASSOCIATE COMPANIES AND JOINT VENTURES

Part "A": Subsidiaries

₹ in million

Particulars	ICICI Securities Primary Dealership Limited[1]	ICICI Securities Limited[1]	ICICI Securities Holdings Inc.[1,2]	ICICI Securities Inc.[1,2]	ICICI Home Finance Company Limited[1]	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI International Limited[3]	ICICI Bank UK PLC[3]	ICICI Bank Canada[4,5]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited[2]	ICICI Prudential Pension Funds Management Company Limited[2]
The date since when subsidiary was acquired	September 15, 1993	March 9, 1995	June 12, 2000	June 13, 2000	November 1, 1999	September 1, 1999	March 9, 2000	March 25, 1998	October 1, 2000	February 27, 1998	August 19, 2003	October 13, 2003	August 26, 2005	August 26, 2005	April 22, 2009
Paid-up share capital[6]	1,563.4	1,614.3	728.2	571.7	12,035.3	0.5	249.9	10.0	14,385.7	74.0	18,085.2	15,232.6	1.0	176.5	600.0
Reserves & Surplus	14,259.0	26,636.6	(595.5)	(206.9)	16,034.3	8.1	(62.9)	2,463.6	86,530.1	48.0	8,073.1	10,136.3	15.9	22,954.1	(22.5)
Total assets	344,630.7	155,364.9	133.5	435.5	189,448.7	9.2	238.0	3,016.7	2,558,472.0	129.1	176,013.1	370,050.9	19.7	28,047.6	651.7
Total liabilities (excluding capital and reserves)	328,808.3	127,114.0	0.8	70.7	161,379.1	0.5	51.0	542.9	2,457,554.2	7.1	149,854.8	344,682.0	2.8	4,917.0	74.2
Investments (including investment in subsidiaries)[7]	247,835.4	9,368.8	94.5	Nil	4,991.6	8.8	156.9	1,418.6	2,482,204.2	#	52,438.9	45,811.7	17.1	22,874.9	551.6
Turnover (Gross income from operations)	13,742.0	34,153.0	Nil	194.1	19,493.4	1.6	118.0	508.9	399,327.8	42.9	6,899.2	12,259.2	10.2	26,891.8	125.3
Profit/(loss) before taxation	1,744.6	14,953.1	2.0	56.1	3,868.2	0.1	(61.4)	79.2	8,968.9	9.1	1,298.5	2,924.2	2.4	20,071.7	34.2
Provision for taxation	466.2	3,837.1	#	(2.2)	850.0	#	(2.7)	17.3	862.2	Nil	229.4	782.7	0.2	4,913.9	5.9
Profit/(loss) after taxation	1,278.4	11,116.0	2.0	58.3	3,018.2	0.1	(58.7)	61.9	8,106.7	9.1	1,069.1	2,141.5	2.2	15,157.8	28.3
Dividend paid	1,360.2	7,263.0	Nil	Nil	164.7	Nil	Nil	50.0	790.6	Nil	821.7	915.8	3.0	12,197.6	Nil
% of shareholding	100.00%	74.85%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	51.27%	100.00%	100.00%	100.00%	50.80%	51.00%	100.00%

 # amount less than 0.1 million

Notes:

1. *Financial information as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.*
2. *ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.*
   ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
3. *The financial information of ICICI Bank UK PLC and ICICI International Limited has been translated into Indian Rupees at the closing rate at March 31, 2023 of 1 USD = ₹ 82.1700.*
4. *The financial information of ICICI Bank Canada is for the period January 1, 2022 to December 31, 2022, being their financial year.*
5. *The financial information of ICICI Bank Canada has been translated into Indian Rupees at the closing rate at December 31, 2022 of 1 CAD = ₹ 61.0525.*
6. *Paid-up share capital does not include share application money.*
7. *Investments include securities held as stock in trade.*
8. *Names of subsidiaries which are yet to commence operations: None*
9. *Names of subsidiaries which have been liquidated or sold during the year: None*

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

₹ in million

Part "B": Associate companies and joint ventures

Name of associate companies/joint ventures		ICICI Lombard General Insurance Company Limited	I-Process Services (India) Private Limited	NIIT Institute of Finance Banking and Insurance Training Limited	ICICI Merchant Services Private Limited	India Infradebt Limited	Arteria Technologies Private Limited	Falcon Tyres Limited
1	Latest audited balance sheet date	March 31, 2023	March 31, 2022	March 31, 2022	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2016
2	Date on which the Associate or Joint Venture was associated or acquired	July 1, 2001	October 4, 2005	August 7, 2006	December 31, 2009	November 27, 2012	May 29, 2018	December 4, 2014
3	**Shares of associate companies/joint ventures held by ICICI Group at March 31, 2023**							
	Number of equity shares	235,843,806	9,880	1,900,000	75,582,000	367,361,007	9,990,000	20,445,177
	Amount of investment in associate companies/joint ventures[2]	50,988.7	89.4	37.0	848.6	11,910.6	136.7	Nil
	Extent of holding (%)	48.02%	19.00%	18.79%	19.01%	42.33%	19.98%	26.39%
4	Description of significant influence	Note 4	Note 3	Note 3	Note 3	Note 4	Note 3	Note 4
5	Reason of non-consolidation of the associate/joint venture	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	Note 5
6	Networth attributable to shareholding as per latest audited balance sheet	50,929.1	51.6	26.6	1,053.1	11,879.9	51.7	N.A.
7	**Profit/(loss) for the year ended March 31, 2023**							
i	Considered in consolidation	8,303.1	37.8	3.6	151.1	1,560.2	14.7	N.A.
ii	Not considered in consolidation	8,987.6	161.3	15.5	643.9	2,125.7	59.0	N.A.

Notes:

1 The above statement has been prepared based on the principles of Accounting Standard (AS) 23 – Accounting for Investments in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and therefore does not include the companies where ICICI Group does not have any significant influence as defined under AS 23, although the group holds more than 20.00% of total share capital in those companies.

2 Represents carrying value.

3 In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence through its voting power and representation on the Board of directors of the investee company.

4 In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence due to its holding being more than 20.00% of the voting power in the investee company.

5 The investment in Falcon Tyres Limited is temporary in nature.

6 Names of associates or joint ventures which are yet to commence operations: None

7 Names of associates or joint ventures which have been liquidated or sold during the year: None

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Anup Bagchi
Executive Director
DIN-00105962

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

Mumbai
April 22, 2023

BASEL PILLAR 3 DISCLOSURES

at March 31, 2023

Pillar 3 disclosures at March 31, 2023 as per Basel III guidelines of RBI have been disclosed separately on the Bank's website under 'Regulatory Disclosures Section' on the home page.

The link to this section is http://www.icicibank.com/regulatory-disclosure.page.

The section contains the following disclosures:

- Qualitative and quantitative disclosures at March 31, 2023

  - Scope of application

  - Capital adequacy

  - Credit risk

  - Securitisation exposures

  - Market risk

  - Operational risk

  - Interest rate risk in the banking book (IRRBB)

  - Liquidity risk

  - Counterparty credit risk

  - Risk management framework of non-banking group companies

  - Disclosure requirements for remuneration

  - Equities – Disclosure for banking book positions

  - Leverage ratio

- Composition of capital

- Composition of capital - reconciliation requirements

- Main features of regulatory capital instruments

- Full terms and conditions of regulatory capital instruments

GLOSSARY OF TERMS

Terms	Definition
Average assets	For the purpose of performance analysis, represents averages of daily balances
Average cost of funds	Cost of interest bearing liabilities
Average equity	Quarterly average of equity share capital and reserves and surplus
Average yield	Yield on interest earning assets
Book value per share	Share capital plus reserves and surplus divided by outstanding number of equity shares
Capital (for CRAR)	Capital includes share capital, reserves and surplus (revaluation reserve and foreign currency translation reserve are considered at discounted amount), capital instruments and general provisions as per the RBI Basel III guidelines
Capital to risk weighted assets ratio (CRAR)	Capital (for CRAR) divided by Risk Weighted Assets (RWAs)
Core operating profit	Profit before provisions and contingencies, excluding treasury income
Cost to income	Operating expenses divided by net interest income and non-interest income
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
High quality liquid assets	Stock of liquid assets which can be readily sold at little or no loss of value or used as collateral to obtain funds
Interest spread	Average yield less average cost of funds
Liquidity coverage ratio	Ratio of unencumbered high quality liquid assets to total net cash outflows estimated for the next 30 calendar days
Net interest income	Total interest earned less total interest expended
Net interest margin	Total interest earned less total interest expended divided by average interest earning assets
Net worth	Total of equity share capital, employees stock options outstanding and reserves and surplus
Operating profit	Profit before provisions and contingencies
Provision coverage ratio	Provision for non-performing advances divided by gross non-performing advances
Provisions to core operating profit	Provisions and contingencies (excluding taxation) divided by core operating profit
Return on average assets	Net profit after tax divided by average assets
Return on average equity	Net profit after tax divided by average equity
Risk weighted assets (RWAs)	RWAs are computed by assigning risk weights as per the RBI Basel III guidelines to various on-balance sheet exposure, off-balance sheet exposures and undrawn exposures

REGISTERED OFFICE

ICICI Bank Tower,
Near Chakli Circle, Old Padra Road,
Vadodara 390 007
Tel: +91-265-6722286
CIN: L65190GJ1994PLC021012

CORPORATE OFFICE

ICICI Bank Towers,
Bandra-Kurla Complex,
Mumbai 400 051
Tel: +91-22-40088111

STATUTORY AUDITORS

M S K A & Associates
Chartered Accountants
602, Floor 6, Raheja Titanium,
Western Express Highway,
Geetanjali Railway Colony,
Ram Nagar, Goregaon East,
Mumbai 400 063

KKC & Associates LLP
Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
Sunshine Tower, Level 19,
Senapati Bapat Marg,
Elphinstone Road,
Mumbai 400 013

REGISTRAR AND TRANSFER AGENTS

Equity Shares:

KFin Technologies Limited
Unit : ICICI Bank Limited,
Selenium Building, Tower-B,
Plot No. 31 & 32, Financial District,
Nanakramguda, Serlingampally,
Hyderabad 500 032, Rangareddy, Telangana

Bonds/Debentures:

3i Infotech Limited
International Infotech Park,
Tower # 5, 3rd Floor,
Vashi Railway Station Complex,
Vashi, Navi Mumbai 400 703

OUR APPROACH TO REPORTING

ABOUT THIS REPORT

This is ICICI Bank's Annual Report for the year ended March 31, 2023. It has been prepared in accordance with Indian regulatory reporting requirements as well as the principles of the International Integrated Reporting Framework as developed by the International Integrated Reporting Council (IIRC). Through this report, the Bank aims to provide its stakeholders a comprehensive view of its operations, performance, its financial and non-financial resources and strategy to create long-term value. The report provides insights into the Bank's primary activities, its strategic priorities, risks and mitigants, governance structure, and the manner in which it has leveraged the six capitals, namely Financial, Human, Intellectual, Manufactured, Social and Relationship, and Natural.

REPORTING BOUNDARY

The non-financial information in the Integrated Report largely covers data on the India operations of ICICI Bank Limited and ICICI Foundation for Inclusive Growth.

REPORTING PERIOD

The Annual Report provides material information relating to the Bank's strategy and business model, operating context, performance and statutory disclosures covering the financial year April 1, 2022 to March 31, 2023.

SAFE HARBOUR

Certain statements in this Annual Report relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbour' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India's sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending among other factors upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.



ICICI Bank
RECOGNISED AS

'COMPANY OF THE YEAR'
— BY —
THE ECONOMIC TIMES



'BANK OF THE YEAR'
— BY —
BUSINESS TODAY – KPMG BEST BANKS AWARDS



'BEST COMPANY TO WORK FOR*'
— BY —
BUSINESS TODAY



in the BFSI sector in India



ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex,
Mumbai 400 051 | www.icicibank.com

facebook.com/icicibank   twitter.com/icicibank

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BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Section A: General Disclosures

I. Details of the listed entity

1. Corporate Identity Number (CIN) of the listed entity: **L65190GJ1994PLC021012**

2. Name of the listed entity: **ICICI Bank Limited**

3. Year of incorporation: **1994**

4. Registered office address: **ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara, Gujarat 390007**

5. Corporate address: **ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051**

6. Email: **esg@icicibank.com**

7. Telephone: **+91-22-4008 8111**

8. Website: **www.icicibank.com**

9. Financial year for which reporting is being done: **April 2022 to March 2023**

10. Name of the Stock Exchange(s) where shares are listed: **BSE Limited and National Stock Exchange of India Limited**

11. Paid-up Capital: ₹ **13.97 billion**

12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report
    Name: Manish Kumar
    Designation: Head - ESG & CSR
    Telephone Number: +91-22-4008 8684
    E-mail id: esg@icicibank.com

13. Reporting boundary: Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).

    The disclosures are on a standalone basis

II. Details of the listed entity

14. **Details of business activities (accounting for 90% of the turnover)**

Sr. no.	Description of main activity	Description of business activity	% of turnover of the entity
1.	Financial and insurance Service	Banking activities by Central, Commercial and Saving banks	100

15. **Products/Services sold by the entity (accounting for 90% of the entity's turnover)**

Sr. no.	Product/Service	NIC Code	% of total turnover contributed
1.	Monetary intermediation of commercial banks, saving banks. postal savings bank and discount houses	64191	100

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

III. Operations

16. **Number of locations where plants and/or operations/offices of the entity are situated (at March 31, 2023)**

Location	Number of plants	Number of offices	Total
National (Branches)	NA	5,900	5,900
International	NA	16	16

17. **Markets served by the entity**

a) **Number of locations**

Locations	Number
National (states and union territories)	36
International (no. of countries)	11

b) **What is the contribution of exports as a percentage of the total turnover of the entity?**

Not applicable

c) **A brief on types of customers**

The Bank services a wide range of customers including corporates, micro, small and medium enterprises, salaried and self-employed individuals, senior citizens, farmers, non-resident Indians and others.

IV. Employees

18. **Details as at the end of the Financial Year**

a) **Employees and workers (including differently abled)**

S. No.	Particulars	Total (A)	Male No. (B)	Male % (B/A)	Female No. (C)	Female % (C/A)
	Employees					
1.	Permanent (D)	126,660	85,746	67.7%	40,914	32.3%
2.	Other than Permanent (E)[1]	2,360	1,487	63.0%	873	37.0%
3.	**Total employees (D+E)**	**129,020**	**87,233**	**67.6%**	**41,787**	**32.4%**
	Workers					
1.	Permanent (D)	NA	NA	NA	NA	NA
2.	Other than Permanent (E)	NA	NA	NA	NA	NA
3.	**Total employees (D+E)**	**NA**	**NA**	**NA**	**NA**	**NA**

1. *'Other than permanent' includes interns and fixed term contracts*

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

b) Differently abled employees and workers

S. No.	Particulars	Total	Male		Female	
		(A)	No. (B)	% (B/A)	No. (C)	% (C/A)
	Differently abled employees[2]					
1.	Permanent (D)	96	84	87.5%	12	12.5%
2.	Other than Permanent (E)[1]	0	0	0	0	0
3.	**Total employees (D+E)**	**96**	**84**	**87.5%**	**12**	**12.5%**
	Differently abled workers					
1.	Permanent (D)	NA	NA	NA	NA	NA
2.	Other than Permanent (E)	NA	NA	NA	NA	NA
3.	**Total employees (D+E)**	**NA**	**NA**	**NA**	**NA**	**NA**

1. 'Other than permanent' includes interns and fixed term contracts
2. Basis the voluntary disclosures made by the employees

19. **Participation/Inclusion/Representation of women**

	Total (A)	No. and percentage of females	
		Number (B)	% (B/A)
Board of Directors	12	2	16.7%
Key Management Personnel	6	Nil	-

20. **Turnover rate for permanent employees and workers**

	FY2023			FY2022			FY2021		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent employees	**30.0%**	**32.7%**	**30.9%**	34.8%	39.1%	36.1%	20.6%	24.5%	21.8%
Permanent workers	**NA**	**NA**	**NA**	NA	NA	NA	NA	NA	NA

V. Holding, Subsidiary and Associate Companies (including joint ventures)

21. (a) Names of holding/subsidiary/associate companies/joint ventures

Sr. no.	Name of the holding/subsidiary/associate companies/joint ventures(A)	Indicate whether holding/subsidiary/associate/joint venture	% of shares held by listed entity	Does the entity indicated at column (A), participate in the business responsibility of the listed entity? (Yes/No)
1.	ICICI Bank UK PLC	Subsidiary	100.00	No
2.	ICICI Bank Canada	Subsidiary	100.00	No
3.	ICICI Securities Limited[1]	Subsidiary	74.85	No
4.	ICICI Securities Holdings Inc.[2]	Subsidiary	100.00	No
5.	ICICI Securities Inc.[3]	Subsidiary	100.00	No
6.	ICICI Securities Primary Dealership Limited	Subsidiary	100.00	No
7.	ICICI Venture Funds Management Company Limited	Subsidiary	100.00	No
8.	ICICI Home Finance Company Limited	Subsidiary	100.00	No

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Sr. no.	Name of the holding/subsidiary/ associate companies/joint ventures(A)	Indicate whether holding/subsidiary/ associate/joint venture	% of shares held by listed entity	Does the entity indicated at column (A), participate in the business responsibility of the listed entity? (Yes/No)
9.	ICICI Trusteeship Services Limited	Subsidiary	100.00	No
10.	ICICI Investment Management Company Limited	Subsidiary	100.00	No
11.	ICICI International Limited	Subsidiary	100.00	No
12.	ICICI Prudential Pension Funds Management Company Limited[4]	Subsidiary	100.00	No
13.	ICICI Prudential Asset Management Company Limited	Subsidiary	51.00	No
14.	ICICI Prudential Trust Limited	Subsidiary	50.80	No
15.	ICICI Prudential Life Insurance Company Limited	Subsidiary	51.27	No
16.	ICICI Lombard General Insurance Company Limited[5]	Associate	48.02	No
17.	I-Process Services (India) Private Limited[6]	Associate	19.00	No
18.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate	18.79	No
19.	Arteria Technologies Private Limited	Associate	19.98	No
20.	ICICI Merchant Services Private Limited	Associate	19.01	No
21.	India Infradebt Limited	Associate	42.33	No
22.	Rajasthan Asset Management Company Private Limited[7]	Associate	24.30	No
23.	OTC Exchange of India[7]	Associate	20.00	No
24.	Falcon Tyres Limited[7]	Associate	26.39	No

1. *The Board of Directors of the Bank on June 29, 2023 have approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (ISEC) by issuing equity shares of the Bank to the public shareholders of ISEC in lieu of cancellation of their equity shares in ISEC, thereby making ISEC a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals.*
2. *ICICI Securities Holdings, Inc. is a wholly owned subsidiary of ICICI Securities Limited.*
3. *ICICI Securities, Inc. is a wholly owned subsidiary of ICICI Securities Holdings, Inc.*
4. *ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.*
5. *The Board of Directors of the Bank have approved an increase in shareholding in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire at least 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Report, necessary approval(s) are awaited.*
6. *The Board of Directors of the Bank have approved the proposal for making I-Process Services (India) Private Limited a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approval(s). As on the date of this Report, necessary approval(s) are awaited.*
7. *These companies are not considered as associates in the financial statements, in accordance with the provisions of AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.*

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

VI. CSR details

22. **(i)** **Whether CSR is applicable as per section 135 of Companies Act 2013:** Yes

(ii) **Turnover (in ₹):** 1,048,920,750,898 (FY2022)

(iii) **Net worth (in ₹):** 1,665,430,189,375 (FY2022)

VII. Transparency and disclosure compliances

23. **Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct**

| Stakeholder group from whom complaint is received | Grievance redressal mechanism in place (Yes/No) | FY2023 | | | FY2022 | | |
	(If Yes, then provide web link for grievance redressal policy)	No. of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	No. of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Communities	Yes. Any queries or complaints can be shared by sending an email to concerns@icicifoundation.org	-	-		-	-	
Investors (bondholders/ debenture holders)	Yes. Any queries or complaints can be shared by sending an email to investor@icicibank.com	199	Nil		98	Nil	
Shareholders	Yes. Any queries or complaints can be shared by sending an email to einward.ris@kfintech.com or companysecretary@icicibank.com	141	Nil		82	Nil	
Employees and workers	Yes. Available internally on the Bank's intranet	43	Nil	**Complaints received during the year were closed within the applicable turnaround time**	47	Nil	Complaints received during the year were closed within the applicable turnaround time
Customers	Yes. https://www.icicibank.com/customer-service-policies	248,337	14,429		409,670	10,401	
Value Chain Partners	No	-	-		-	-	
Others (Whistle blower complaints)	Yes. https://www.icicibank.com/about-us/other-policies	130	23	**As on the date of filing the BRSR, all cases except 2 were closed**	113	17	All 17 complaints were subsequently closed

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

24. **Overview of the entity's material responsible business conduct issues**

Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications, as per the following format.

S. no.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
1.	Customer fairness and right-selling	Risk	Failure to serve with customer-appropriate product offering, or value-add for customers or inappropriate conduct can lead to loss of trust and risk the reputation of the Bank.	The Bank's philosophy of 'Fair to Customer, Fair to Bank' emphasises the need to deliver fair value to customers, including selling products and offer services which meet societal needs and are in the interest of customers. The Risk and Compliance Culture policy of the Bank articulates this as one of the key principles to be followed.	Negative
		Opportunity	Banking is a business based on trust, and requires high level of customer-appropriate conduct when engaging with customers. Generating business while protecting the interests of customers contributes to attracting customers and growth in business.	-	Positive
2.	Digital innovations/ transformation	Risk	The increasing volume of digital transactions requires the Bank to ensure availability and scalability of systems. A misalignment between business and IT strategies is a potential risk. An elongated period of downtime in the Bank's digital channels could lead to operational and reputation risks for the Bank.	The Bank has been continuously investing in technology upgradation to enable it to respond to the changing technological dynamics in an agile and responsive manner. The Information Technology Strategy Committee, which is a Board-level Committee, ensures that information technology strategy is aligned with the business strategy and with appropriate policies and control frameworks. The Bank has a fully-equipped and ISO certified Disaster Recovery setup with periodic Business Continuity/Disaster Recovery drills undertaken.	Negative
		Opportunity	The Bank continuously strives to create digital innovations with rich features and functionalities for customers. The Bank's digital platforms have transformed to provide seamless banking experience. The open architecture platforms have enabled the Bank to extend banking services also to non-ICICI Bank account holders.	-	Positive

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

S. no.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
3.	Data privacy and cybersecurity	Risk	The growing focus of the Bank on digitization and increasing its customers' dependence on digital mode of transacting requires the Bank to ensure safety and security of its customer's money and personal identity. The increase in cyberattacks globally exposes the Bank to such risks. In a digital economy, the Bank also leverages partnerships with third parties and these could also be sources of information security risk	Dealing with cyber risks forms an integral part of the Bank's risk management framework. The Bank is committed to working towards aligning itself with the changing threat landscape and has a dedicated team for cyber/information risk management. The Bank has put in place an information/cyber security governance framework, the implementation and monitoring of which is the primary responsibility of the Bank's Chief Information Security Officer (CISO). The Bank has implemented a Data Leakage/ Loss Prevention (DLP) system, and operates a 24x7 Security Operation Centre (SoC) to monitor anonymous activities and cyberattacks, and ensure the highest level of cybersecurity standard. Relevant teams regularly undergo training to stay updated with the latest procedures and systems to ensure security of data. The Bank has a designated Data Protection Officer (DPO).	Negative
4.	Climate change	Risk	The Bank has laid emphasis on addressing the impact of climate related financial risks. Assessing the environmental impact of the Bank's own operations and facilities is another focus area.	The Bank has implemented a Social and Environmental Management Framework which provides the basis for screening new project finance proposals for social and environmental risks. The Bank is in the process of incorporating ESG and climate risk aspects as part of the credit evaluation process. Further, a Climate Risk Management Framework has been formulated that comprises assessment of impact of climate change on the Bank's own operations. The Framework also laid down process for scenario analysis and stress testing of Bank's corporate lending book, due to climate risk events.	Negative
		Opportunity	Significant opportunities are likely to emerge as efforts to meet national commitments towards sustainable growth and transition to become net zero by the year 2070 gain traction. The Bank has been supporting environmentally favourable projects in sectors like renewable energy, electric vehicles, waste management and others, based on an appropriate risk-return assessment.		Positive

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Section B: Management and Process Disclosures

Disclosure Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
Policy and Management processes									
1. a. Whether your entity's policy/ policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Y	Y	Y	Y	Y	Y	Y	Y	Y
b. Has the policy been approved by the Board? (Yes/No)	Y	Y	Y	Y	Y	Y	Y	Y	Y
c. Web Link of the Policies, if available	Policies are available on the Bank's website: https://www.icicibank.com/ Some of the policies are internal and are only available on the Bank's intranet.								
2. Whether the entity has translated the policy into procedures. (Yes/No)	Y	Y	Y	Y	Y	Y	Y	Y	Y
3. Do the enlisted policies extend to your value chain partners? (Yes/No)[1]	Y	N	N	Y	N	Y	N	Y	Y
4. Name of the national and international codes/certifications/ labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	-	-	UNGP & ILO DFPRW[2]	-	UNGP & ILO DFPRW[2]	-	-	-	NIST, ISO 27001, 2016 RBI security standard[3]
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	-	-	-	-	-	-	-	-	-
6. Performance of the entity against the specific commitments, goals and targets along-with reasons in case the same are not met.	NA	NA	NA	NA	NA	NA	NA	NA	NA
Governance, leadership and oversight									
7. Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets and achievements (listed entity has flexibility regarding the placement of this disclosure)	Statement by Executive Director included in the ESG Report for FY2023								
8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).	Board Risk Committee								
9. Does the entity have a specified Committee of the Board/Director responsible for decision making on sustainability related issues? (Yes/No). If yes, provide details.	Yes, Board Risk Committee								

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

10.	Details of Review of NGRBCs by the Company	Indicate whether review was undertaken by Director/Committee of the Board/Any other Committee								
		P1	P2	P3	P4	P5	P6	P7	P8	P9
	Performance against above policies and follow up action	Committee(s) of the Board								
	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliances	Committee(s) of the Board								
		Frequency (Annually/Half yearly/Quarterly/Any other – please specify)								
		P1	P2	P3	P4	P5	P6	P7	P8	P9
	Performance against above policies and follow up action	Annually								
	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliances	Annually								
		P1	P2	P3	P4	P5	P6	P7	P8	P9
11.	Has the entity carried out independent assessment/evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency.	Yes, Ernst and Young LLP	Yes, Oliver Wyman Limited	No	Yes, Oliver Wyman Limited	Yes, Ernst and Young LLP	No	Yes, Ernst and Young LLP	No	Yes, Ernst and Young LLP

1. *The Bank's contracts with value chain partners requires them to provide confirmation that they are compliant with applicable human rights requirements including labour laws.*
2. *United Nations Guiding Principles on Business and Human Rights (UNGP) and International Labour Organization's Declaration on Fundamental Principles and Rights at Work.*
3. *ICICI Bank has adopted security policies including cyber security, regulatory compliance, risk management etc. based on inputs from extant global frameworks like NIST, ISO 27001 guidelines of Gopalakrishna Committee of RBI, RBI security standards of 2016 and inputs from internal and external audits to instill confidence and integrity of the organisation.*

12. If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:

Question	P1	P2	P3	P4	P5	P6	P7	P8	P9
The entity does not consider the Principles material to its business (Yes/No)	Not applicable								
The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes/No)									
The entity does not have the financial or/human and technical resources available for the task (Yes/No)									
It is planned to be done in the next financial year (Yes/No)									
Any other reason (please specify)									

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Section C: Principle-wise Performance Disclosure

Principle 1 — **Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable**

Essential Indicators

1. *Percentage coverage by training and awareness programmes on any of the Principles during the financial year*

Segment	Total number of training and awareness programmes held	Topics/principles covered under the training and its impact	%age of persons in respective category covered by the awareness programme
Board of Directors (BOD)	10	The programmes focused on areas like compliance by conscience, code of conduct, risk and compliance culture, anti-money laundering, etc. The programmes were well-received by the participants	100.0%
Key Managerial Personnel (KMPs)	11		100.0%
Employees other than BOD and KMPs	446[1]		100.0%
Workers	NA	NA	NA

1. Refers to number of classroom programmes and excludes e-learning programmes.

2. *Details of fines/penalties/punishment/award/compounding fees/settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators/law enforcement agencies/judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):*

Monetary					
	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Amount (in INR)	Brief of the case	Has an appeal preferred? (Yes/No)
Penalty/Fine			Nil		
Settlement			Nil		
Compounding fee			Nil		

Non-monetary				
	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Brief of the case	Has an appeal preferred? (Yes/No)
Imprisonment		Nil		
Punishment		Nil		

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

3. *Of the instances disclosed in Question 2 above, details of the Appeal/Revision preferred in cases where monetary or non-monetary action has been appealed.*

Case details	Name of the regulatory/enforcement agencies/judicial institutions
	NA

4. *Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy*

Yes, the Bank has an Anti-Bribery and Anti-Corruption Policy. The Bank takes a zero-tolerance approach to bribery and corruption and is committed to act professionally, fairly and with integrity in all relationships and business dealings wherever it operates. The Anti-Bribery and Anti-Corruption Policy is an internal policy which is accessible by all employees on the Bank's intranet (ICICI Universe).

The principles of the policy are captured in The Group Code of Business Conduct and Ethics which is published on the Bank's website at:

https://www.icicibank.com/managed-assets/docs/personal/general-links/code_of_business_conduct_ethics.pdf

5. *Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/corruption:*

	FY2023	FY2022
Directors	**Nil**	Nil
KMPs	**Nil**	Nil
Employees	**Nil**	Nil
Workers	**NA**	NA

6. *Details of complaints with regard to conflict of interest:*

	FY2023		FY2022	
	Number	Remarks	Number	Remarks
Number of Complaints received in relation to issues of Conflict of Interest of the Directors	**Nil**	**-**	Nil	-
Number of complaints received in relation to issues of Conflict of Interest of the KMPs	**Nil**	**-**	Nil	-

7. *Provide details of any corrective action taken or underway on issues related to fines/penalties/ action taken by regulators/law enforcement agencies/judicial institutions, on cases of corruption and conflicts of interest.*

Not Applicable

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Leadership Indicators

1. ***Awareness programmes conducted for value chain partners on any of the Principles during the financial year:***

Total number of awareness held	Topics/principles covered under the training	%age of value chain partners covered (by value of business done with such partners) under the awareness programme
1	ESG Framework of ICICI Bank – Suppliers Code of Conduct, Green procurement guidelines & Suppliers assessment framework	The Bank conducted training for 69 value chain partners

2. ***Does the entity have processes in place to avoid/manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same***

   Yes. The Bank has adopted a Framework for Managing Conflict of Interest which articulates several measures to ensure that conflicts of interest are handled in an appropriate manner, at the individual employee level, at the level of Board of Directors and at the Group level.

   The Bank receives declaration on an annual basis as well as changes, from time to time, from the members of the Board regarding the entities they are interested in and ensures requisite approvals, as required under the statute as well as the Bank's policies, are in place before transacting with such entities/individuals.

   Moreover, the Directors are required to recuse themselves from the discussions pertaining to the conflict of interest. The Directors need to exercise their responsibilities in a bonafide manner in the interest of the Company.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Principle 2	Businesses should provide goods and services in a manner that is sustainable and safe

Essential Indicators

1. **Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively**

	FY2023	FY2022	Details of improvements in environmental and social impacts
R&D	NA	NA	
Capex	NA	NA	

2. a. **Does the entity have procedures in place for sustainable sourcing? (Yes/No)**

   Yes.

   b. **If yes, what percentage of inputs were sourced sustainably?**

   The Bank's Infrastructure Management and Services Group has established a Green Procurement framework that articulates the Bank's focus on minimizing its environmental footprint and aims to purchase products that are sustainable and environmentally friendly. Key principles of the green procurement policy comprise green certifications or eco-labeling wherever possible, local sourcing, environment compatible and recyclable packaging, extended producer responsibility with take-back/buy-back, procurement from women led or MSME enterprises, among others.

   For FY2023, the Bank has not aggregated the information on inputs sourced sustainably.

3. **Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.**

   The Bank does not have any products that create hazardous waste or e-waste. The Bank's endeavour is to digitally provide products and services. The Bank may generate paper and plastics waste when providing its products like credit/debit cards and cheque books to customers, which are not reclaimed by the Bank.

4. **Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes/No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same**

   No.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Leadership Indicators

1. *Has the entity conducted Life Cycle Perspective/Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format.*

NIC Code	Name of product/ service	% of total turnover contributed	Boundary for which the Life Cycle Perspective/Assessment was conducted	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No) If yes, provide the web-link
64191	Cheque book of 50 leaves	NA	Assessed the cradle-to-grave impact of cheque book of 50 leaves on carbon emissions	Yes	No
64191	Credit card	NA	Assessed the cradle-to-grave impact of a credit card on carbon emissions	Yes	No

2. *If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products/services, as identified in the Life Cycle Perspective/Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same*

Name of product/service	Description of the risk/concern	Action Taken
Not estimated		

3. *Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).*

Indicate input material	Recycled or re-used input material to total material	
	FY2023	FY2022
NA		

4. *Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format[1]:*

	FY2023			FY2022		
	Re-used	Recycled	Safely disposed	Re-used	Recycled	Safely disposed
Plastics (including packaging)	-	-	-	-	-	-
E-waste	-	-	-	-	-	-
Hazardous waste	-	-	-	-	-	-
Other waste	-	-	-	-	-	-

1. This assessment was not undertaken

5. *Other products and their packaging materials (as percentage of products sold) for each product category.*

Indicate product category	Reclaimed products and their packaging materials as % of total products sold in respective category
	-

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Principle 3	**Businesses should respect and promote the well-being of all employees, including those in their value chains**

Essential Indicators

1. a. Details of measures for the well-being of employees

Category	% of employees covered by										
	Total (A)	Health insurance		Accident insurance		Maternity benefits		Paternity benefits		Day care facilities[1]	
		Number (B)	% (B/A)	Number (C)	% (C/A)	Number (D)	% (D/A)	Number (E)	% (E/A)	Number (F)	% (F/A)
Permanent employees											
Male	85,746	85,746	100.0%	85,746	100.0%	NA	NA	NA	NA	85,746	100.0%
Female	40,914	40,914	100.0%	40,914	100.0%	40,914	100.0%	NA	NA	40,914	100.0%
Total	**126,660**	**126,660**	**100.0%**	**126,660**	**100.0%**	**40,914**	**32.3%**	**NA**	**NA**	**126,660**	**100.0%**
Other than permanent employees[2]											
Male	1,487	1,320	88.8%	1,320	88.8%	NA	NA	NA	NA	1,487	100.0%
Female	873	871	99.8%	871	99.8%	873	100.0%	NA	NA	873	100.0%
Total	**2,360**	**2,191**	**92.8%**	**2,191**	**92.8%**	**873**	**37.0%**	**NA**	**NA**	**2,360**	**100.0%**

1. Day care facilities are available for all the eligible employees (both male and female) as per the Maternity Benefit Amendment Act, 2017
2. 'Other than permanent' includes interns and fixed term contracts

b. Details of measures for the well-being of workers: Not applicable

Category	% of workers covered by										
	Total (A)	Health insurance		Accident insurance		Maternity benefits		Paternity benefits		Day care facilities	
		Number (B)	% (B/A)	Number (C)	% (C/A)	Number (D)	% (D/A)	Number (E)	% (E/A)	Number (F)	% (F/A)
Permanent workers											
Male	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Female	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Total	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
Other than permanent workers											
Male	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Female	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Total	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

2. Details of retirement benefits, for current financial year and previous financial year

Benefits	FY2023			FY2022		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/NA)	No. of employees covered as a % of total Employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/NA)
Provident fund	100.0%	NA	Y	100.0%	NA	Y
Employee Pension Scheme	75.0%	NA	Y	82.0%	NA	Y
Pension scheme	1.0%	NA	Y	1.0%	NA	Y
Gratuity	100.0%	NA	Y	100.0%	NA	Y
Employee state insurance	NA	NA	NA	NA	NA	NA
Others - (Insurance)	100.0%	NA	Y	100.0%	NA	Y

3. Accessibility of workplaces

Are the premises/offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

The Bank recognises that differently abled employees and workers need special arrangements in premises for their mobility and independent functioning. Hence, the Bank has provided ramp facility at branches wherever feasible and at the remaining branches, the Bank displays, at the entrance, the location of the nearest branch with ramp facility. At some of the Bank's owned premises, lifts have braille character pads for the visually impaired. Additionally, washrooms for differently abled are made available on the ground floor at some locations. Certain large offices have special equipment, such as stretchers and wheelchairs, for ease of movement.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy

The Bank is committed to adoption of fair employment practices. It works towards diversity at workplace through efforts to recruit, develop and retain talented people from a diverse candidate pool. It upholds the principle that advancement is based on performance and there is a commitment to equal opportunity. This is mentioned in the Group Code of Business Conduct and Ethics. The Bank's Diversity, Equity and Inclusion Policy also emphasises maintaining a culture of no discrimination.

The Group Code of Business Conduct and Ethics is available at: https://www.icicibank.com/managed-assets/docs/personal/general-links/code_of_business_conduct_ethics.pdf

5. Return to work and Retention rates of permanent employees and workers that took parental leave.

	Permanent employees		Permanent workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	Not Availed	NA	NA	NA
Female	93.6%	70.9%	NA	NA
Total	**93.6%**	**70.9%**	**NA**	**NA**

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

6. *Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.*

	Yes/No **(If Yes, then give details of the mechanism in brief)**
Permanent workers	NA
Other than permanent workers	NA
Permanent employees	Yes. A portal is internally available on the Bank's intranet for each and every employee to raise grievance including issues pertaining to women safety and improper behaviour at workplace. The grievance, once raised, is duly investigated and appropriate action is taken as per the organizational policy.
Other than permanent employees[1]	Yes. Same as available to permanent employees.

1. 'Other than permanent' includes interns and fixed term contracts

7. *Membership of employees and worker in association(s) or Unions recognised by the listed entity.*

Category	FY2023			FY2022		
	Total employees/ workers in respective category (A)	**No. of employees/ workers in respective category, who are part of association(s) or Union (B)**	**% (B/A)**	**Total employees/ workers in respective category (C)**	**No. of employees/ workers in respective category, who are part of association(s) or Union (D)**	**% (D/C)**
Total permanent employees	**126,660**	**Nil**	**-**	103,010	Nil	-
- Male	**85,746**	**Nil**	**-**	70,313	Nil	-
- Female	**40,914**	**Nil**	**-**	32,697	Nil	-
Total permanent workers	**NA**	**NA**	**NA**	NA	NA	NA
- Male	**NA**	**NA**	**NA**	NA	NA	NA
- Female	**NA**	**NA**	**NA**	NA	NA	NA

8. *Details of training given to employees and workers:*

Category	FY2023					FY2022				
	Total (A)	**On health and safety measures**		**On skill upgradation**		**Total (D)**	**On health and safety measures**		**On skill upgradation**	
		No. (B)	**% (B/A)**	**No. (C)**	**% (C/A)**		**No. (E)**	**% (E/D)**	**No. (F)**	**% (F/D)**
Employees										
Male	**85,746**	**85,746**	**100.0%**	**85,020**	**99.2%**	70,313	70,313	100.0%	66,658	94.8%
Female	**40,914**	**40,914**	**100.0%**	**40,633**	**99.3%**	32,697	32,697	100.0%	31,233	95.5%
Total	**126,660**	**126,660**	**100.0%**	**125,653**	**99.2%**	**103,010**	**103,010**	**100.0%**	**97,891**	**95.0%**
Workers										
Male	**NA**	**NA**	**NA**	**NA**	**NA**	NA	NA	NA	NA	NA
Female	**NA**	**NA**	**NA**	**NA**	**NA**	NA	NA	NA	NA	NA
Total	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

9. *Details of performance and career development reviews of employees and workers:*

Category	FY2023			FY2022		
	Total (A)[1]	Number (B)	% (B/A)	Total (C)[1]	Number (D)	% (D/C)
Employees						
Male	81,948	81,948	100.0%	67,564	67,564	100.0%
Female	39,295	39,295	100.0%	31,354	31,354	100.0%
Total	121,243	121,243	100.0%	98,918	98,918	100.0%
Workers						
Male	NA	NA	NA	NA	NA	NA
Female	NA	NA	NA	NA	NA	NA
Total	NA	NA	NA	NA	NA	NA

1. Excludes employees who joined in the month of March

10. **Health and safety management system:**

a. **Whether an occupational health and safety management system has been implemented by the entity? (Yes/No). If yes, the coverage such system?**

Yes.

OHSAS 18001 was implemented at 13 premises of the Bank and the practices are continuing.

b. **What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?**

The Bank has a process for identifying work related hazards, including collecting and reviewing all available information about potential and actual problems and periodic inspection of the workplace. A systematic approach has been adopted which involves division of the workplace into major areas like workstation, utility, storage, processing, customer service, and others, and with appropriate measures identified for the respective locations. The Bank has established a robust process for electrical and fire hazards including regular testing, ensuring use of protective equipment and training for emergency preparedness. At the Bank's large offices, some key activities include maintaining inventory of materials and material safety data sheets (MSDSs), periodic testing of premises for air, noise and illumination quality, an online system for recording safety related complaints from employees, and log of maintenance of the premises. Further, there is ongoing evaluation of branches and other premises for structural damages, and its relocation if required. Dedicated persons have been appointed for oversight on all work-related issues at the Bank's premises, for addressing concerns as well as maintaining reports and data on health and safety related matters.

c. **Whether you have processes for workers to report the work related hazards and to remove themselves from such risks. (Y/N)**

Yes.

The Bank has a process for reporting work related hazards. All large offices have designated mangers, zonal safety and security managers, chief safety officers and floor marshals. Branches and other offices are mapped to respective infra facility managers/zonal infra facility head/branch manager and deputy branch manager to report work related hazards and initiate necessary action to mitigate any identified hazards.

d. **Do the employees/worker of the entity have access to non-occupational medical and healthcare services? (Yes/No)**

Yes

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

11. *Details of safety related incidents, in the following format:*

Safety Incident/Number	Category	FY2023	FY2022
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	**Nil**	Nil
	Workers	**NA**	NA
Total recordable work-related injuries	Employees	**Nil**	Nil
	Workers	**NA**	NA
No. of fatalities	Employees	**Nil**	Nil
	Workers	**NA**	NA
High consequence work-related injury or ill-health (excluding fatalities)	Employees	**Nil**	Nil
	Workers	**NA**	NA

12. *Describe the measures taken by the entity to ensure a safe and healthy work place*

The Bank's efforts at ensuring a safe and healthy work place range from seeking certification of its premises which includes measuring air quality levels, adoption of best practices relating to safety, periodic review and audit of premises, and investing in technology for enhancing safety and security. Some key measures relating to electrical hazards include compulsory use of personal protective equipment (PPE) by workers, protection measures while working on electrical equipment, restricting access of employees to such areas, periodic testing of protection devices, and others. With regard the fire hazards, periodic testing of fire detection and alarm systems as well as suppression systems, evacuation drills, training employees on emergency preparedness, central control of non-critical equipment, and deputation of safety officers and floor marshals at towers, large offices and ICMCs were some of the key measures adopted. The Bank has a process for ensuring safety when working at a height. The Bank also undertakes periodic assessment of air quality. Arrangements for improving air quality and reducing CO_2 levels at all large offices are undertaken. Air handling units have been replaced with three stage air filtration system at all towers.

13. *Number of complaints on the following made by employees and workers:*

	FY2023			FY2022		
	Filed during the year	**Pending resolution at the end of the year**	**Remarks**	**Filed during the year**	**Pending resolution at the end of the year**	**Remarks**
Working conditions	**Nil**	-	-	Nil	-	-
Health & Safety	**Nil**	-	-	Nil	-	-

14. *Assessments for the year:*

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100%
Working conditions	100%

15. *Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/concerns arising from assessments of health & safety practices and working conditions.*

Branches with structural weaknesses were renovated during FY2023.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Leadership Indicators

1. ***Does the entity extend any life insurance or any compensatory package in the event of death of:***

   (A)   Employees: Yes.; (B) Workers: NA

2. ***Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.***

   The Bank has put in place a process of seeking confirmation on payment of statutory dues from its manpower sourcing vendors. The proofs cannot be more than two months old.

3. ***Provide the number of employees/workers having suffered high consequence work- related injury/ill-health/fatalities (as reported in Q11 of Essential Indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:***

	Total no. of affected employees/workers		No. of employees/workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY2023	**FY2022**	**FY2023**	**FY2022**
Employees	**NA**	NA	**NA**	NA
Workers	**NA**	NA	**NA**	NA

4. ***Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/No)***

   No.

   The Bank is in the process of designing a program that will equip the retiring employees with managing their personal finance.

5. ***Details on assessment of value chain partners:***

	% of value chain partners (by value of business done with such partners) that were assessed[1]
Health and safety practices	-
Working conditions	-

   1. This assessment was not undertaken during fiscal 2023

6. ***Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners.***

   NA

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Principle 4 | **Businesses should respect the interests of and be responsive to all its stakeholders**

Essential Indicators

1. **Describe the processes for identifying key stakeholder groups of the entity.**

   The Bank considers all individuals/entities with whom it engages in conducting its business as its stakeholders. The Bank has a long-standing commitment towards socio-economic development of the underprivileged and also treats the society an important stakeholder.

2. **List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.**

Stakeholder group	Whether identified as vulnerable & marginalized group (Yes/No)	Channels of communication	Frequency of engagement (Annual/ half yearly/quarterly/ others – please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Customers	Yes			
Shareholders/ investors	No	For details, refer to the Social and Relationship Capital chapter of the Integrated Report.		
Employees	No			
Regulators	No			
Society	Yes			

Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.**

   The Bank has various board level committees that oversee the processes and mechanisms for engagement with key stakeholders. The Bank has developed an effective complaints handling mechanism for employees and customers. The mechanisms are defined through robust Board-approved policies, and governed through Board oversight and reporting. ICICI Foundation for Inclusive Growth engages with local authorities and makes efforts to understand critical requirements or shortfalls in rural areas and works on the ground to promote sustainable ecosystems as part of the Bank's corporate social responsibility activities.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity**

   Yes.

   The Bank's social and environmental projects undertaken as part of corporate social responsibility are in consultation with local communities for addressing specific critical gaps. These include healthcare, water conservation projects, value chain development, skill training in locally relevant trades, and others. For details, please refer to the Environmental, Social and Governance Report for FY2023.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/marginalized stakeholder groups.**

   The Bank's social initiatives include several projects across India. Please refer to the Environmental, Social and Governance Report of FY2023 for relevant case studies.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

| Principle 5 | Businesses should respect and promote human rights |

Essential Indicators

1. **Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format**

	FY2023			FY2022		
	Total (A)	No. of employees/ workers covered (B)	% (B/A)	Total (C)	No. of employees/ workers covered (D)	% (D/C)
Employees						
Permanent	**126,660**	**126,660**	**100.0%**	103,010	103,010	100.0%
Other than permanent[1]	**2,360**	**2,172**	**92.0%**	2,834	2,602	91.8%
Total employees	**129,020**	**128,832**	**99.8%**	**105,844**	**105,612**	**99.8%**
Workers						
Permanent	**NA**	**NA**	**NA**	NA	NA	NA
Other than permanent	**NA**	**NA**	**NA**	NA	NA	NA
Total workers	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**

1. 'Other than permanent' includes interns and fixed term contracts

2. **Details of minimum wages paid to employees and workers, in the following format:**

Category	FY2023					FY2022				
	Total (A)	Equal to minimum wage		More than minimum wage		Total (D)	Equal to minimum wage		More than minimum wage	
		No. (B)	% (B/A)	No. (B)	% (B/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
Employees										
Permanent	**NA**					NA				
- Male	**NA**					NA				
- Female	**NA**					NA				
Other than permanent	**NA**					NA				
- Male	**NA**					NA				
- Female	**NA**					NA				
Workers										
Permanent	**NA**					NA				
- Male	**NA**					NA				
- Female	**NA**					NA				
Other than permanent	**NA**					NA				
- Male	**NA**					NA				
- Female	**NA**					NA				

Note: Minimum wages are not applicable for the Bank

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

3. *Details of remuneration/salary/wages, in the following format:*

	Male		Female	
	Number	**Median remuneration/ salary/wages of respective category**	**Number**	**Median remuneration/ salary/wages of respective category**
Board of Directors (BOD)	6	2,000,000[1]	2	2,000,000[1]
Key Managerial Personnel (KMP)	6	61,152,200[2]	0	0
Employees other than BOD and KMP	85,391	667,273[3]	40,749	659,348[3]
Workers	NA	NA	NA	NA

1. Remuneration is of NEDs and includes only fixed remuneration. The sitting fees for attending the meetings of Board and Board committees is ₹100,000 per meeting which is not mentioned above. The details of total remuneration paid to the NEDs is available in the Directors' Report for FY2023.

2. Median remuneration for KMP is calculated considering the fixed remuneration along with perquisites

3. Median remuneration for permanent staff (excluding overseas staff) is calculated considering the fixed remuneration along with perquisites. The median of grade–wise median is shown above.

4. *Do you have a focal point (Individual/Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/No)*

Yes.

5. *Describe the internal mechanisms in place to redress grievances related to human rights issues.*

The Bank has in place the Group Code of Business Conduct and Ethics, Whistleblower Policy, and Policy against Sexual Harassment at workplace, which have set mechanisms to redress grievances related to, and not limited to, human rights issues. Additionally, the Bank has the Human Rights Policy and Diversity, Equity and Inclusion Policy which states the commitment of ICICI Bank to promote and respect human rights and promote and nurture a culture of diversity, equity and inclusion.

Group Code of Business Conduct and Ethics - Any breach of the Code of Conduct (which includes workplace concerns and safety), is treated as misconduct. In cases where staff accountability has to be examined, the disciplinary process is carried out. Disciplinary procedure would start after detailed fact finding exercise/internal investigation including one-to-one discussion with the concerned employee, where-ever possible-by the respective business group and a detailed report to that effect is submitted to the human resources management group for taking the necessary action. Such investigation is carried out independent of the respective business group.

Whistle Blower Policy - An employee may send communication through e-mail to chairman.auditcommittee@icicibank.com or head.whistleblower@icicibank.com. The employee may also send a communication directly in writing through a letter to Chairman, Audit Committee or to Head – Legal/General Counsel of ICICI Bank Limited. Additional modes of communication or access may be made available to employees in appropriate or exceptional situations.

Policy against Sexual Harassment at workplace - To report a complaint, an employee can write to the secretary of the management committee, or raise a Service Request on the Bank's online portal available on the intranet. The secretary will then constitute an internal committee to take the investigation forward.

Human Rights Policy - The policy underlines ICICI Bank's commitment to promote and respect human rights and aims to provide a work environment that respects and upholds individual dignity. The Human Rights Policy of the organization is aligned to the United Nations Guiding Principles on Business and Human Rights (UNGP) and International Labour Organization's Declaration on Fundamental Principles and Rights at Work. ICICI Bank believes in the corporate responsibility in promoting and safeguarding internationally proclaimed human rights.

The Human Rights Policy aims to create awareness, promote and redress grievances in the following areas – Safe and Harassment Free Workplace, Free from Sexual Harassment, Diversity and Inclusion, Freedom of Expression, Free from Child and Forced Labour.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Diversity, Equity and Inclusion Policy - The policy underlines the Bank's commitment to nurturing and promoting a culture of diversity, equity and inclusion which enables the Bank's employees to work effectively, free from any biases. The objective of this policy is to:

- Promote a culture of DE&I (Diversity, Equity & Inclusion) across the organisation that percolates to every employee
- Ensure that the Bank continues to be an employer for diverse groups
- Maintain an environment of inclusion for all its employees
- Maintain a culture of no discrimination

The above policies are available in the Bank's intranet, which is accessible to all the employees.

6. *Number of Complaints on the following made by employees and workers:*

	FY2023			FY2022		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year	Remarks
Sexual Harassment	**43**	**Nil**	**Complaints received during the year were closed within the applicable turnaround time**	46	Nil	Complaints received during the year were closed within the applicable turnaround time
Discrimination at workplace	**Nil**	**Nil**	-	Nil	Nil	-
Child labour	**Nil**	**Nil**	-	Nil	Nil	-
Forced labour/ involuntary labour	**Nil**	**Nil**	-	Nil	Nil	-
Wages	**Nil**	**Nil**	-	Nil	Nil	-
Other human rights related issues	**Nil**	**Nil**	-	Nil	Nil	-

7. *Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases*

The Bank is committed to protection of the complainant in discrimination and harassment cases.

In cases covered under the Policy against Sexual Harassment at workplace, the complainant is provided protection as under –

- Proceed on paid leave till closure of investigation (on request by the complainant)
- Temporary posting to another branch/office till closure of investigation (on request by the complainant)
- 100% confidentiality on the case details, complainant and respondent

In whistle blowing cases, the identity of the whistle blower is not revealed. The Bank also does not tolerate any attempt on the part of anyone to retaliate, to cause disadvantage or to discriminate against any person who has reported to the Bank serious and genuine concerns regarding an apparent wrong-doing. Protection under the policy is available to the employee who raises the concern under this policy till such time that the complainant's employment subsists with the Bank or its subsidiaries.

8. *Do human rights requirements form part of your business agreements and contracts? (Yes/No)*

Yes.

The Bank is a responsible employer and ensures its policies and practices are in compliance with applicable human rights requirements including labour laws and POSH Act. It is also standard practice of the Bank to obtain confirmations from its significant service providers to ensure that they remain in compliance with applicable laws including labour laws.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

9. **Assessments for the year**

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	Nil
Forced/involuntary labour	Nil
Sexual harassment	Nil
Discrimination at workplace	Nil
Wages	Nil
Others – (assessment by statutory authorities)	1.2%

10. **Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 9 above.**

    Not Applicable

Leadership Indicators

1. **Details of a business process being modified/introduced as a result of addressing human rights grievances/complaints.**

   None

2. **Details of the scope and coverage of any human rights due-diligence conducted.**

   Not Applicable

3. **Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016**

   Yes.

   The Bank recognises that differently abled visitors need special arrangements in premises for their mobility and independent functioning. Hence, the Bank has provided ramp facility at branches wherever feasible and at the remaining branches, the Bank displays, at the entrance, the location of the nearest branch with the ramp facility. At some of the Bank's owned premises, lifts have braille character pads for the visually impaired. Additionally, washrooms for differently abled are made available on the ground floor at some locations. Certain large offices have special equipment, such as stretchers and wheelchairs, for ease of movement.

4. **Details on assessment of value chain partners:**

	% of value chain partners (by value of business done with such partners) that were assessed
Sexual harassment	-
Discrimination at workplace	-
Child labour	-
Forced labour/involuntary labour	-
Wages	-
Others – please specify	-

5. **Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 4 above.**

   Not Applicable

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

| Principle 6 | Businesses should respect and make efforts to protect and restore the environment |

Essential Indicators

1. *Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format:*

(In Gigajoules)

Parameter	FY2023	FY2022
Total electricity consumption (A)	**683,713.12**	558,943.73
Total fuel consumption (B)	**91,058.90**	77,581.15
Energy consumption through other sources (C)	**11,967.75**	11,569.60
Total energy consumption (A+B+C)	**786,739.77**	648,094.48
Energy intensity per rupees crore of turnover (Total energy consumption/ turnover in rupees crore)	**6.10**	6.18
Energy intensity (optional) – the relevant metric may be selected by the entity (FTE employee)	**6.10**	6.12

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes.

FY2023: DNV Business Assurance India Private Ltd.; FY2022: TUV India Pvt. Ltd.

2. *Does the entity have any sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any*

None

3. *Provide details of the following disclosures related to water, in the following format:*

Parameter	FY2023	FY2022
Water withdrawal by source (in kilolitres)		
(i) Surface water	**-**	-
(ii) Groundwater	**-**	-
(iii) Third party water	**259,590**	138,074
(iv) Seawater/desalinated water	**-**	-
(v) Others	**-**	-
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	**259,590**	**138,074**
Total volume of water consumption (in kilolitres)	**-**	**-**
Water intensity per rupee of turnover (Water consumed/turnover)	**-**	**-**
Water intensity (optional) – the relevant metric may be selected by the entity (FTE employee)	**-**	**-**

Note: Data pertains to 15 large towers of the Bank

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

No

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

4. *Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.*

   No

5. *Please provide details of air emissions (other than GHG emissions) by the entity, in the following format:*

Parameter	Please specify unit	FY2023	FY2022
NOx			
Sox			
Particulate matter (PM)			
Persistent organic pollutants (POP)		Not applicable	
Volatile organic compound (VOC)			
Hazardous air pollutants (HAP)			
Others – please specify			

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Not Applicable

6. *Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity, in the following format:*

Parameter	Unit	FY2023	FY2022
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	**23,815.21**	26,112.55
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO^2 equivalent	**125,950.45**	116,379.39
Total Scope 1 and Scope 2 emissions per rupees crore of turnover	Metric tonnes of CO_2 equivalent per rupees crore of turnover	**1.16**	1.36
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity (FTE employee)	Full time equivalent (FTE) employee	**1.16**	1.35

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes.

FY2023: DNV Business Assurance India Private Ltd.; FY2022: TUV India Pvt. Ltd.

7. *Does the entity have any project related to reducing Green House Gas emission? If Yes, then provide details.*

   Yes, the following initiatives pertaining to minimising greenhouse gas emissions were taken up:

   a)   Replacement of air-conditioning at branches and offices to 5-star energy efficient equipment

   b)   Indian Green Building Council (IGBC) certification of premises

   c)   Replacement of Uninterruptible Power Supply (UPS) with high efficiency new age UPS

   d)   Upgradation of cooling towers

   e)   Chiller and pump replacement at large offices and data centre

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

8. *Provide details related to waste management by the entity, in the following format:*

Parameter	FY2023	FY2022
Total waste generated (in metric tonnes)		
Plastic waste (A)	**4.06**	29.34
E-waste (B)	**5.91**	68.65
Bio-medical waste (C)	**-**	-
Construction and demolition waste (D)	**-**	-
Battery waste (E)	**1.02**	
Radioactive waste (F)	**-**	-
Other Hazardous waste. Please specify, if any. (G)	**-**	-
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)	**24.25**	6.01
- Iron	**17.37**	-
- Copper	**2.97**	-
- Aluminum	**2.91**	-
- Plastic packing (shrink wrap, bubble bags)	**0.35**	-
- Corrugated boxes	**0.65**	-
Total (A + B + C + D + E + F + G + H)	**35.24**	**104.00**
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste		
(i) Recycled	**30.24**	104.00
(ii) Re-used	**0.80**	-
(iii) Other recovery operations	**0.20**	-
Total	**31.24**	**104.00**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
(i) Incineration	**-**	-
(ii) Landfilling	**1.50**	-
(iii) Other disposal operations	**2.50**	-
Total	**4.00**	**-**

1. The above data pertains to only IT waste.
2. Disposals during FY2022 were higher than in FY2023
3. For wet and dry waste, the Bank has started segregation at source at its large offices.

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

No.

9. *Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.*

The management of e-waste is through authorised third-party vendors who follow a process of collecting and transporting, shredding and sorting, dust extraction, magnetic separation, water separation, purification of waste stream and preparing recycled materials.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

10. *If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals/clearances are required, please specify details in the following format:*

Sr. no.	Location of operations/offices	Type of operations	Whether the conditions of environmental approval/ clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any.
			NA

11. *Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:*

Name and brief details of the project	EIA Notification no.	Date	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant web link
			NA		

12. *Is the entity compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N).*

Not applicable

If not, provide details of all such non-compliances, in the following format:

Sr. no.	Specify the law/regulation/ guidelines which was not complied with	Provide details of the non-compliance	Any fines/penalties/action taken by regulatory agencies such as pollution control boards or by courts	Corrective action taken, if any
			NA	


Leadership Indicators


1. *Provide break-up of the total energy consumed (in Joules or multiples) from renewable and non-renewable sources, in the following format:*

Parameter	FY2023	FY2022
From renewable sources (in giga joules)		
Total electricity consumption (A)	49,557.01	28,607.29
Total fuel consumption (B)	-	-
Energy consumption through other sources (C)	11,967.75	11,569.60
Total energy consumed from renewable sources (A+B+C)	61,524.76	40,176.89
From non-renewable sources (in giga joules)	-	-
Total electricity consumption (D)	634,156.11	530,336.44
Total fuel consumption (E)	91,058.90	77,581.15
Energy consumption through other sources (F)	-	-
Total energy consumed from non-renewable sources (D+E+F)	725,215.01	607,917.59

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency

Yes.

FY2023: DNV Business Assurance India Private Ltd.; FY2022: TUV India Pvt. Ltd.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

2. *Provide the following details related to water discharged[1]:*

Parameter	FY2023	FY2022
Water discharge by destination and level of treatment (in kilolitres)	-	-
(i) To Surface water	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(ii) To Groundwater	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(iii) To Seawater	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(iv) Sent to third-parties	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(v) Others	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
Total water discharged	-	-

1. This assessment was not undertaken

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

NA

3. *Water withdrawal, consumption and discharge in areas of water stress (in kilolitres)[1]:*

For each facility/plant located in areas of water stress, provide the following information:

(i) Name of the area

(ii) Nature of operations

(iii) Water withdrawal, consumption and discharge in the following format:

Parameter	FY2023	FY2022
Water withdrawal by source (in kilolitres)		
(i) Surface water	-	-
(ii) Groundwater	-	-
(iii) Third party water	-	-
(iv) Seawater/desalinated water	-	-
(v) Others	-	-
Total volume of water withdrawal (in kilolitres)	-	-
Total volume of water consumption (in kilolitres)	-	-
Water intensity per rupee of turnover (Water consumed/turnover)	-	-

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Parameter	FY2023	FY2022
Water intensity (optional) – the relevant metric may be selected by the entity	-	-
Water discharge by destination and level of treatment (in kilolitres)	-	-
(i) To Surface water	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(ii) To Groundwater	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(iii) Into Seawater	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(iv) Sent to third-parties	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
(v) Others	-	-
- No treatment	-	-
- With treatment – please specify level of treatment	-	-
Total water discharged (in kilolitres)	**-**	**-**

1. This assessment was not undertaken

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency

NA

4. *Please provide details of total Scope 3 emissions and its intensity, in the following format:*

Parameter	Unit	FY2023	FY2022
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	**17,735[1]**	-
Total Scope 3 emissions per rupee of turnover	tCO_2e/INR crore	**0.14**	-
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity (FTE)	tCO_2e/FTE	**0.14**	-

1. Emissions for fiscal 2023 is estimated only for business travel. Scope 3 emissions for fiscal 2022 were not estimated

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

No

5. *With respect to the ecologically sensitive areas reported at Question 10 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.*

NA

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

6. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions/effluent discharge/waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:**

Sr. no.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
1.	Use of electric vehicles for phone banking staff	The Bank has tied-up with a travel agency that provides electric vehicles for transport of Bank's staff at specific locations	66,000 km covered per month which provides an abatement of 15 tCO$_2$e on a monthly basis
2.	Atmospheric water generator	The Bank has commissioned 500 litres per day capacity machine for converting atmospheric moisture into clean potable water	Machine produces approximately 350 litres of water per day; eliminated reliance on packaged drinking water

7. **Does the entity have a business continuity and disaster management plan? Give details in 100 words/web link.**

   The Bank has a Business Continuity Management (BCM) plan to ensure continuity of critical services to customers and availability of critical systems during significant disruptions under defined disaster scenarios. In the event of a disaster, the Bank endeavours to resume business and operations to an acceptable level as per the Recovery Time Objectives (RTOs) detailed in the plan. The RTO provides guidance for prioritizing activities/systems, whenever necessary. There can be various external factors beyond the Bank's control, which could affect the actual RTOs. The BCM plans are reviewed and maintained to incorporate changes in the organisation or environment and are subject to modification based on the reviews, situations, circumstances, etc. The efficacy of the BCM plan is established through periodic business continuity testing.

   The Bank also has a Disaster Recovery (DR) plan to ensure continuity of critical services to customers and availability of identified critical systems during significant disruptions. The DR plan for the identified critical applications are reviewed and maintained to incorporate changes in the application or environment and are subject to modification based on the reviews. The efficacy of the DR plan is established through periodic DR drills.

8. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard?**

   NA

9. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

   The Bank had assessed 32 vendors during FY2023.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Principle 7	Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

Essential Indicators

1. a. *Number of affiliations with trade and industry chambers/associations.*

    Four

    b. *List the top 10 trade and industry chambers/associations (determined based on the total members of such body) the entity is a member of/affiliated to.*

Sr. no.	Name of the trade and industry chambers/associations	Reach of trade and industry chambers/associations (State/National)
1.	Indian Banks' Association (IBA)	National
2.	Confederation of Indian Industry (CII)	National
3.	Federation of Indian Chambers of Commerce & Industry (FICCI)	National
4.	Institute of International Finance (IIF)	International

2. *Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.*

Name of authority	Brief of the case	Corrective action taken
No issues during FY2023		

Leadership Indicators

1. *Details of public positions advocated by the entity:*

Sr. no.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain (Yes/No)	Frequency of Review by Board (Annual/Half yearly/ Quarterly/others – please specify	Web Link, if available
-					

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Principle 8 | **Businesses should promote inclusive growth and equitable development**

Essential Indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.

Name and brief details of project	SIA notification no.	Date of notification	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web Link
NA					

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Sr. no.	Name of Project for which R&R is ongoing	State	District	No. of project affected families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in the FY (in ₹)
NA						

3. Describe the mechanisms to receive and redress grievances of the community.

The Bank's philanthropic arm, ICICI Foundation for Inclusive Growth (ICICI Foundation) has been extensively engaging in CSR activities on behalf of the Bank. ICICI Foundation has put in place a mechanism to receive complaints from communities on its website. Any queries or complaints can be shared by sending an email to concerns@icicifoundation.org.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers:

	FY2023	FY2022
Directly sourced from MSMEs/small producers	**Not estimated**	Not estimated
Sourced directly from within the district and neighbouring districts	**-**	-

Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above)

Details of negative social impact identified	Corrective action taken
NA	

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies:

Sr. no.	State	Aspirational district	Amount spent in FY2023 (in ₹)
1	Andhra Pradesh	Annamaiah	45,581,138
2	Andhra Pradesh	Cuddapah	7,000,000
3	Assam	Darrang	11,094,523
4	Assam	Baksa	14,011,807
5	Assam	Udalguri	5,145,952

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Sr. no.	State	Aspirational district	Amount spent in FY2023 (in ₹)
6	Assam	Goalpara	2,382,937
7	Bihar	Muzaffarpur	16,706,746
8	Bihar	Gaya	22,376,206
9	Chhattisgarh	Korba	15,758,922
10	Gujarat	Narmada	20,621,122
11	Gujarat	Dahod	29,614,243
12	Jammu & Kashmir	Kupwara	17,300,000
13	Jharkhand	Ranchi	11,573,467
14	Jharkhand	Khunti	8,753,559
15	Jharkhand	West Singhbhum	4,130,629
16	Karnataka	Raichur	27,700,000
17	Kerala	Wayanad	5,171,898
18	Madhya Pradesh	Vidisha	423,100
19	Madhya Pradesh	Chattarpur	8,800,547
20	Madhya Pradesh	Damoh	7,787,658
21	Madhya Pradesh	Barwani	9,500,000
22	Maharashtra	Osmanabad	17,347,408
23	Maharashtra	Jalgaon	11,320,635
24	Meghalaya	Ri Bhoi	7,800,000
25	Odisha	Kalahandi	18,966,213
26	Odisha	Kandhamal	35,269,167
27	Odisha	Koraput	13,120,049
28	Odisha	Rayagada	15,148,438
29	Punjab	Moga	14,000,000
30	Rajasthan	Sirohi	2,259,971
31	Rajasthan	Jaisalmer	18,436,640
32	Tamil Nadu	Ramanathapuram	7,000,000
33	Tamil Nadu	Virudhunagar	11,600,000
34	Telangana	Bhupalpalli	171,690
35	Telangana	Asifabad	5,723
36	Uttar Pradesh	Chitrakoot	56,500,966
37	Uttrakhand	Udham Singh Nagar	37,900,000
38	West Bengal	Birbhum	18,748,492

3. (a) *Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized/vulnerable groups? (Yes/No)*

No

(b) *From which marginalized/vulnerable groups do you procure?*

NA

(c) *What percentage of total procurement (by value) does it constitute?*

NA

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

4. *Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge:*

Sr. no.	Intellectual Property based on traditional knowledge	Owned/Acquired (Yes/No)	Benefits shared (Yes/No)	Basis of calculating benefit share
		NA		

5. *Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.*

Name of authority	Brief of the case	Corrective action taken
	NA	

6. *Details of beneficiaries of CSR projects:*

Sr. no.	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalized group
1	Rain water harvesting	2,736,768	90%
2	Promoting renewable energy	2,267,356	90%
3	Dialysis programme	627,588	90%
4	Financial literacy	554,388	90%
5	Toilets in rural schools	429,592	100%
6	Disaster relief	240,000	90%
7	Healthcare	207,692	90%
8	Vibrant Villages	158,300	90%
9	Towards Carbon Neutral Green Villages	135,676	90%
10	Skill training through the ICICI Academy for Skills	106,044	90%
11	Solid waste management	75,260	90%
12	Forest conservation and ecology	70,864	80%
13	Value chain projects	53,908	92%
14	Water shed development	47,240	82%
15	Low cost bridges in Himalayan region	18,000	90%
16	Education/Livelihood	14,344	90%
17	Armed Forces Flag Day Fund – supporting war veterans and widows	6,668	90%
18	Pilots: Technology, Global best practices	700	70%
19	Education support for wards of military	172	90%
20	Sainik school fee scholarships	112	90%

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Principle 9	Businesses should engage with and provide value to their consumers in a responsible manner

Essential Indicators

1. *Describe the mechanisms in place to receive and respond to consumer complaints and feedback.*

   The Bank has a Board approved Customer Grievance Redressal Policy which outlines the framework for addressing customer grievances. The grievance redressal mechanism is well-defined and comprehensive, with clear turnaround time for providing resolution to customers. A key principle of the grievance redressal mechanism is that all customers are treated fairly and without bias, transparency in customer engagement and timely resolution of the issue, and customer education. The Bank provides multiple channels like the branch, phone banking or digital channels through which a customer can seek a service or report a complaint. In case a customer is not satisfied with the resolution provided by the channel, there is an escalation process available to the customer, and a defined process at the Bank for managing escalated complaints.

2. *Turnover of products and/or services as a percentage of turnover from all products/service that carry information about:*

	As percentage of total turnover
Environmental and social parameters relevant to the product	NA
Safe and responsible usage	NA
Recycling and/or safe disposal	NA

3. *Number of consumer complaints in respect of the following:*

	FY2023		Remarks	FY2022		Remarks
	Received during the year	Pending resolution at the end of the year		Received during the year	Pending resolution at the end of the year	
Data privacy						
Advertising						
Cyber-security						
Delivery of essential services	**248,337**	**14,429**	-	409,670	10,401	-
Restrictive Trade Practices						
Unfair Trade Practices						
Others						

4. *Details of instances of product recalls on account of safety issues:*

	Number	Reasons for recall
Voluntary recalls	NA	NA
Forced recalls	NA	NA

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

5. **_Does the entity have a framework/policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy._**

   Yes

   The Bank has a Board approved cyber security policy which is available to employees on the Bank's intranet. An extract of the Bank's privacy policy is available on https://www.icicibank.com/privacy.

6. **_Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty/action taken by regulatory authorities on safety of products/ services._**

   Corrective actions are taken on an ongoing basis.


Leadership Indicators


1. **_Channels/platforms where information on products and services of the entity can be accessed (provide web link, if available)._**

   Details on products and services offered are available on the Bank's website www.icicibank.com

2. **_Steps taken to inform and educate consumers about safe and responsible usage of products and/or services._**

   The Bank regularly conducts customer awareness campaigns through social media, notifications on mobile apps, e-mails and SMS regarding safe banking, cybersecurity as well as modus operandi of frauds prevalent in society. In addition to proactively sending customer awareness campaigns, the Bank creates awareness using other means like,

   1) Safe Banking Tips - detailed 'Do's and Don'ts' are updated on the website www.icicibank.com

   2) Messages along with statement of accounts, physical and online

   3) Messages printed on Bank's stationery and inserts in deliverables

   4) SMS alerts

   5) Message on phone banking when the customer calls

   6) Posters at branches and ATMs

   The Bank also displays relevant messages at its offices/branches for customers. During FY2023, the Bank conducted an extensive public awareness campaign on fraud prevention on television and social media which was well-received. Further, recognizing customers' need to understand personal finance better, the Bank launched a unique digital initiative "The Orange Book" in fiscal 2022. This is a monthly e-magazine in English and Hindi language that covers an array of financial topics from investment planning, safe banking to tax savings, financial preparedness and much more. The aim is to educate customers about personal finance in a simple, easy-to-understand manner using contextual examples and infographics.

3. **_Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services._**

   The Bank has set up a Customer Communication & Response Committee (CCRC) to manage customer communication and responsiveness of the Bank in case of system incidents. CCRC has representation from relevant stakeholder groups including customer service, retail business channels, technology, corporate brand and communications, risk, credit monitoring, etc. The key roles and responsibilities of the CCRC include assessing the impact of the system incident across channels and customer segments and deciding on whether to communicate, what to communicate, how to communicate and whom to communicate to. Also, in case of planned system downtime, customer communication is carried out by the channel teams within the Bank.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

4. *Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not Applicable) If yes, provide details in brief.*

   No

   Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes/No)

   Yes.

   The Bank, on a continuous basis, measures the advocacy and satisfaction levels of customers across key products and touch points. As part of this exercise, which is referred to as Net Promoter Score (NPS), the customer's likelihood to recommend, satisfaction levels with the product/transaction experience and voice of customer (VOC) are measured. Approximately 3.2 million customers are covered annually for their feedback. This feedback is analysed and the insights from the same are implemented to improve the products and processes and enhance the services of the Bank. In addition, extensive diagnostic customer researches in specific areas are conducted on a regular basis. The focus of these researches is to identify areas of improvement in the products and services of the Bank and define appropriate action points for improvement.

5. *Provide the following information relating to data breaches:*

   (a) *Number of instances of data breaches along-with impact:* Nil

   (b) *Percentage of data breaches involving personally identifiable information of customers:* Nil